Form 10KSB, Exhibit 13
period 2004-09-30
Roebling Financial Corp, Inc.
filed 2004-12-29
CIK 1293283

================================================================================

                                  [BRIDGE LOGO]

                         ROEBLING FINANCIAL CORP, INC.


                                      2004
                                     ANNUAL
                                     REPORT

================================================================================

                          ROEBLING FINANCIAL CORP, INC.
                               2004 ANNUAL REPORT



TABLE OF CONTENTS



President's Message......................................................... 1

Corporate Profile and Stock Market Information.............................. 2

Selected Financial Information ............................................. 3

Management's Discussion and Analysis of
 Financial Condition and Results of Operations.............................. 4

Report of Independent Registered Public Accounting Firm.................... 16

Consolidated Financial Statements.......................................... 17

Notes to Consolidated Financial Statements................................. 23

Office Locations and Other Corporate Information............................47

[BRIDGE LOGO]  ROEBLING FINANCIAL CORP, INC.  ----------------------------------



To our Shareholders and Customers:

On behalf of our directors, officers and staff, I am pleased to present the 2004 Annual Report to the Shareholders. The Company completed its reorganization into a fully publicly owned stock company during the past year. We sold a total of 910,764 shares of common stock at $10 per share and the mutual holding company has been eliminated.

Your Company experienced another year of exceptional growth. Total loans grew to $64.4 million, or an increase of 16% over the prior period. Asset quality continues to be excellent. Total deposits increased to $79.8 million, or an increase of 2% for the same period.

As part of the utilization of the additional capital raised by the stock offering, the bank will be opening a new retail branch in Westampton, and also consolidating its administrative and operational staff within the same building. We have entered into a contract for a parcel in Delran where we will construct the fifth branch in our franchise. In addition, we plan to introduce internet banking in 2005.

Total assets increased $9.6 million to $97.4 million at September 30, 2004, or an increase of 11% during the year. We remain grateful to our customers for their business, our officers, staff and directors for their efforts, and our shareholders for their confidence and support.

Sincerely,


/s/Frank J. Travea, III

Frank J. Travea, III
President and Chief Executive Officer


Route 130 South & Delaware Avenue, P O Box 66 Roebling, NJ 08554 (609) 499-9400

                          Roebling Financial Corp, Inc.

Corporate Profile

         Roebling Financial Corp, Inc. (the "Company") is a New Jersey corporation which was organized in 2004 and became the successor to Roebling Financial Corp, Inc., a federal corporation, after the completion of the second step mutual-to-stock conversion of Roebling Financial Corp., MHC on September 30, 2004. The Company is the holding company parent of Roebling Bank and its principal asset is its investment in Roebling Bank. In connection with the second step conversion, the Company sold 910,764 shares of common stock to the public, raising $7.8 million in net cash proceeds. Shares of the former Roebling Financial Corp, Inc. were converted into 3.9636 shares of the new Company.

         We currently conduct our business through Roebling Bank with three full service offices located in Roebling and New Egypt, New Jersey and a loan center also located in Roebling, New Jersey. We offer a broad range of deposit and loan products to individuals, families and small businesses. At September 30, 2004, we had consolidated assets of $97.4 million, deposits of $79.8 million, and stockholders' equity of $15.6 million.

Stock Market Information

         Our common stock is traded on the over-the-counter market with quotations available on the OTC Bulletin Board under the symbol "RBLG." The following table reflects high and low bid quotations for each quarter for the past two fiscal years. Prior to the second-step conversion, Roebling Financial Corp, Inc.'s common stock was quoted on the OTC Bulletin Board under the symbol of "ROEB." Quotations prior to October 1, 2004 have been adjusted to reflect the
3.9636 exchange ratio in the second-step conversion. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

        Quarter Ended                        High              Low
        -------------                        ----              ---

       September 30, 2004                  $10.02           $ 8.58
       June 30, 2004                        10.09             8.07
       March 31, 2004                        7.57             5.80
       December 31, 2003                     6.56             5.55
       September 30, 2003                    5.55             5.27
       June 30, 2003                         5.55             5.17
       March 31, 2003                        5.24             4.90
       December 31, 2002                     5.17             4.79


         As of September 30, 2004, there were 1,687,403 shares of our common stock outstanding and approximately 650 holders of record. This number does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. The Company has never declared a dividend. The Company's ability to pay dividends largely depends on the receipt of dividends from Roebling Bank which is subject to a variety of regulatory limitations in the payment of dividends.

SELECTED FINANCIAL INFORMATION

                                                                          At or for the Year Ended September 30,
                                                                        ------------------------------------------
                                                                           2004            2003            2002
                                                                        --------        --------         --------
                                                                      (Dollars in thousands, except per share data)
SELECTED BALANCE SHEET DATA:
Assets......................................................            $ 97,372        $ 87,744         $ 82,217
Loans receivable, net.......................................              64,376          55,362           45,731
Securities:
    Available-for-sale......................................              24,172          23,884           23,143
    Held-to-maturity........................................                 979           1,802            3,080
Deposits....................................................              79,817          78,408           74,361
Shareholders' equity........................................              15,553           7,180            6,732
SELECTED RESULTS OF OPERATIONS:
Interest income.............................................             $ 4,279         $ 4,380          $ 4,494
Interest expense............................................                 892           1,175            1,419
Net interest income.........................................               3,387           3,205            3,075
Provision for loan losses...................................                  22              60               96
Non-interest income.........................................                 462             501              440
Non-interest expense........................................               2,886           2,686            2,480
Net income..................................................                 527             559              582
PER SHARE DATA (1):
Earnings per share - basic .................................              $ 0.32          $ 0.34          $  0.35
Earnings per share - diluted................................                0.31            0.33             0.35
Book value per share........................................                9.22            4.26             3.99
Weighted average basic shares outstanding...................           1,666,313       1,657,768        1,651,553
Weighted average diluted shares outstanding.................           1,688,838       1,671,961        1,662,683
PERFORMANCE RATIOS:
Return on average assets....................................                0.59%           0.65%            0.76%
Return on average equity....................................                7.06            7.85             9.16
Net interest rate spread....................................                3.76            3.62             3.81
Net interest margin.........................................                4.00            3.95             4.23
Efficiency ratio............................................               74.98           72.48            70.55
Average interest-earning assets to average
   interest-bearing liabilities.............................                1.22x           1.23x            1.21x
ASSET QUALITY RATIOS:
Non-performing loans to total assets........................                0.17%           0.09%              --%
Non-performing loans to total loans, net....................                0.25            0.14               --
Net charge-offs to average loans............................                0.01           (0.01)            0.00
Allowance for loan losses to total loans at period end......                0.76            0.85             0.89
Allowance for loan losses to non-
   performing loans at period end...........................                3.01x           5.91x              *
CAPITAL RATIOS:
Average equity to average assets............................                8.35%           8.31%            8.27%
Equity to assets at period end..............................               15.97            8.18             8.19

------------
*    Not meaningful.
(1) Per Share data has been adjusted for prior years to reflect the 3.9636 exchange ratio in the second-step conversion.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Forward-Looking Statements

         The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

         Since we conduct no significant business other than owning all of the common stock of Roebling Bank, references in this discussion to "we," "us," and "our," refer collectively to Roebling Financial Corp, Inc. and Roebling Bank.

General


         Roebling Financial Corp, Inc. is the successor to the former mid-tier holding company subsidiary of Roebling Financial Corp., MHC (the "MHC"), which completed its second step conversion to stock form on September 30, 2004. In connection with the second step conversion, the Company sold 910,764 shares to the public for $10 per share (including 72,861 shares purchased by the Company's employee stock ownership plan with funds borrowed from the Company). As a result of the second step conversion, each stockholder in the MHC's former mid-tier holding company subsidiary (other than the MHC, whose shares were cancelled) received 3.9636 shares of the Company's common stock in exchange for each share held and the Company became the sole shareholder in Roebling Bank. Per share data for periods prior to October 1, 2004 has been restated to reflect the conversion.

         Our results of operations depend primarily on our net interest income, which is the difference between the interest earned on interest-earning assets, primarily loans and investments, and the interest paid on interest-bearing liabilities, primarily deposits and borrowings. It is also a function of the composition of assets and liabilities and the relative amount of interest-earning assets to interest-bearing liabilities. Our results of operations are also affected by our provisions for loan losses, non-interest income and non-interest expense. Non-interest income consists primarily of service charges and fees. Non-interest expense consists primarily of compensation and benefits, occupancy and equipment, data processing fees and other operating expenses. Our results of operations may also be affected significantly by economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Critical Accounting Policies, Judgments and Estimates

         The accounting and reporting policies of Roebling Financial Corp, Inc. conform with the accounting principles generally accepted in the United States of America and general practices within the financial services industry The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

         We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the allowance for loan losses to be a critical accounting policy.

         Allowance for Loan Losses. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged against income. Management performs an evaluation of the adequacy of the allowance for loan losses on a quarterly basis, at a minimum. Consideration is given to a variety of factors including current economic conditions, delinquency statistics, composition of the loan portfolio, loss experience, the adequacy of the underlying collateral, the financial strength of the borrowers, results of internal loan reviews, geographic and industry concentrations, and other factors related to the collectibility of the loan portfolio. The valuation is inherently subjective as it requires material estimates, including the amounts and timing of expected future cash flows expected to be received on impaired loans, which may be susceptible to significant change.

         Our methodology for analyzing the allowance for loan losses consists of several components. Specific allocations are made for loans that are determined to be impaired. A loan is considered to be impaired when, based on current information, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. For such loans, a specific allowance is established when the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral, adjusted for market conditions and selling expenses, is less than the carrying value of the loan. The general allocation is determined by segregating the remaining loans into groups by type and purpose of loan and applying a reserve percentage to each group. The reserve percentage is based on inherent losses associated with each type of lending, as well as historical loss factors. We also look at the level of our allowance in proportion to nonperforming loans and total loans. We have established an overall range that we have determined is prudent based on historical and industry data. An unallocated allowance represents the excess of the total allowance, determined to be in the established range, over the specific and general allocations.

         While we believe that we use the best information available to perform our loan loss allowance analysis, adjustments to the allowance in the future may be necessary. Changes in underlying estimates could result in the requirement for additional provisions for loan losses. For example, a rise in delinquency rates may cause us to increase the reserve percentages we apply to loan groups for purposes of calculating general allocations, or may require additional specific allocations for impaired loans. In addition, actual loan losses may be significantly more than the reserves we have established. Each of these scenarios would require additional provisions, which could have a material negative effect on our financial results. At September 30, 2004, and 2003, the allowance for loan loss reflects average loss ratios on the loan portfolio of ..76% and .85%, respectively. A .25% change in the average loss ratio would have increased or decreased the allowance by $162,000 and $140,000 at September 30, 2004 and 2003, respectively.

Business Strategy

         Our business strategy has been to operate as a well-capitalized independent financial institution dedicated to providing convenient access and quality service at competitive prices. Generally, we have sought to implement this strategy by maintaining a substantial part of our assets in loans secured by one-to-four family residential real estate located in our market area and home equity and consumer loans. In recent years, we have diversified our portfolio to include a higher percentage of commercial real estate, multifamily and construction loans in our market area. To the extent that new deposits have exceeded loan originations, we have invested these deposits primarily in investment securities.

         We intend to continue to emphasize a variety of deposit and loan products, with the latter consisting primarily of one-to-four family and multifamily mortgages, home equity loans, commercial real estate and construction loans. We intend to grow our branch network, which will expand our geographic reach, and may consider the acquisition of other financial institutions or branches. In fiscal 2005 we plan to relocate our loan center from a leased facility in Roebling to a newly-leased site in Westampton Township, Burlington County. We also intend to centralize our back-office and administrative operations at this new site, as well as open a retail banking facility. In addition, we have an agreement to purchase a parcel of land at another site in Burlington County, where we intend to construct a building to be used for a new retail branch. The additional capital that we raised will be used to support the growth of these two branches. We will also be introducing a new delivery channel in 2005, when we plan to introduce internet banking.

Management of Interest Rate Risk and Market Risk

          Because the majority of our assets and liabilities are sensitive to changes in interest rates, our most significant form of market risk is interest rate risk, or changes in interest rates. We may be more vulnerable to an increase or decrease in interest rates depending upon 1) the duration and repricing characteristics of our interest-earning assets and interest-bearing liabilities at a given point in time, 2) the time horizon and 3) the level of interest rates.

         We have established an asset/liability committee that consists of the Chairman of our Board of Directors and two outside Directors, our President and members of our management team. The committee meets on a semiannual basis to review loan and deposit pricing and production volumes, interest rate risk analyses, liquidity and borrowing needs, and a variety of other asset and liability management topics. General asset/liability matters are discussed at the Board's regular meetings.

         To reduce the effect of interest rate changes on net interest income, we have adopted various strategies to enable us to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include seeking to:

o originate loans with adjustable rate features or shorter term fixed rates for portfolio and sell longer term fixed rate mortgages;

o attract low cost transaction and savings accounts which tend to be less interest rate sensitive when interest rates rise;

o lengthen the maturities of our liabilities when it would be cost effective through the pricing and promotion of longer term certificates of deposit;

o maintain an investment portfolio, with short to intermediate terms to maturity or adjustable interest rates, that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

         We have made a significant effort to maintain our level of lower-cost deposits as a method of enhancing profitability. We had approximately 66% and 65% of our deposits in low-cost savings, checking and money market accounts at September 30, 2004 and 2003, respectively. These deposits have traditionally remained relatively stable and are expected to be only moderately affected in a period of rising interest rates.

          Exposure to interest rate risk is actively monitored by our management. Our objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. In addition to various analyses, we use the Office of Thrift Supervision ("OTS") Net Portfolio Value ("NPV") Model, which calculates changes in net portfolio value, to monitor our exposure to interest rate risk. NPV is equal to the estimated present value of assets minus the present value of liabilities plus the net present value of off-balance-sheet contracts. The Interest Rate Risk Exposure Report shows the degree to which balance sheet line items and net portfolio value are potentially affected by a 100 to 300 basis point (1/100th of a percentage point) upward and downward parallel shift (shock) in the Treasury yield curve.

         The following table represents our NPV ratios at September 30, 2004. This data was calculated by the OTS, based upon information we provided to them.

           Changes                NPV
            in Rate              Ratio(1)         Change(2)
            -------              --------         ---------
           +300 bp               11.87%             -280 bp
           +200 bp               12.90%             -177 bp
           +100 bp               13.84%              -83 bp
              0 bp               14.67%
           -100 bp               14.83%              +16 bp
           -200 bp                 --(3)              --(3)
           -300 bp                 --(3)              --(3)

(1)  Calculated as the estimated NPV divided by the present value of assets.
(2) Calculated as the increase (decrease) in the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.
(3) Due to the abnormally low interest rate environment, no calculation was available from the OTS.

         Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above.
Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Comparison of Financial Condition at September 30, 2004 and 2003

         Assets. Total assets increased $9.7 million, or 11.0%, to $97.4 million at September 30, 2004, from $87.7 million at September 30, 2003. This increase is largely attributable to a $9.0 million increase in net loans receivable. Other changes include a $1.7 million increase in cash and cash equivalents, partially offset by a $500,000 decrease in certificates of deposit and an $800,000 decrease in securities held to maturity. The loans receivable, net, portfolio increased by 16.3% to $64.4 million at September 30, 2004 from $55.4 million at September 30, 2003, while the loan to asset ratio increased to 66.1% from 63.1% during the same period. We intend to continue to work with the goal of increasing the loan to asset ratio, as loans generally generate higher yields than investment securities, thereby contributing to more interest income. We added a business development manager to our staff during the year to increase our loan-generating capabilities. The increase in loans receivable, net was primarily attributable to an increase of $6.7 million in the commercial real estate, multi-family and construction and land loan portfolios, which increased by 100.8%, to $13.4 million at September 30, 2004 from $6.7 million at September 30, 2003. The one-to-four family mortgage portfolio increased by $1.5 million, to $34.0 million from $32.5 million during the same period, while the home equity loan portfolio increased by $1.1 million to $15.6 million from $14.5 million. Non-real estate commercial loans decreased by $180,000 to $1.5 million at September 30, 2004, from $1.7 million at September 30, 2003. Loans secured by one-to-four family residences, including home equity loans, have historically comprised the majority of the loan portfolio. While we expect this trend to continue, we intend to increase commercial lending, primarily mortgage-secured, in the future and, as a result, anticipate a modest shift in the ratio of one-to-four family mortgages and commercial related loans, including multifamily, commercial real estate and construction and land loans. The one-to-four family and home equity loan portfolios represented 77.0% of loans receivable, net at September 30, 2004 and 84.9% at September 30, 2003.

         Liabilities. Total liabilities increased $1.2 million to $81.8 million at September 30, 2004 from $80.6 million at September 30, 2003. While deposits increased by $1.4 million to $79.8 million at September 30, 2004 from $78.4 million at September 30, 2003, borrowed funds decreased by $200,000 during the same period as short-term borrowings were repaid. We have continued to focus on increasing our core deposit accounts. Core deposits, which include lower-costing checking and savings accounts, increased by $1.8 million to 66.1% of total deposits at September 30, 2004 from 65.0% of deposits at September 30, 2003. Certificates of deposits decreased by $422,000 during the same period. While total deposits continued to grow, the rate of growth for the year ended September 30, 2004 was considerably slower than past periods. We contribute this to some movement of funds back into the equity market as that market has recovered, as well an increase in competition. Two new financial institutions have entered the Roebling marketplace. There is also a denovo branch of a community bank that opened in the New Egypt area several years ago that is a competitor for deposits. While we had enjoyed a large and increasing percentage of the market share of deposits in these markets, our market share declined slightly from June 30, 2003 to June 30, 2004, the latest date that such information is available. Total deposits in these markets have increased at a slow pace and we recognize that it will be difficult to continue to realize the same success that we have experienced in recent years. Our plans to utilize the capital raised in the stock offering include opening additional branch sites in new markets so that we can continue to grow our franchise.

         Stockholders' Equity. Stockholders' equity increased $8.4 million to $15.6 million at September 30, 2004 from $7.2 million at September 30, 2003. The increase in stockholders' equity reflects $527,000 in net income and $7.8 million in net cash proceeds from the stock sale and second step conversion. The Company sold 910,764 shares of common stock at $10 per share, including 72,861 shares purchased by the ESOP with funds borrowed from the Company. Offering costs totaled approximately $650,000. See "General". $6.5 million of the net proceeds were used to purchase investment securities, while $1.3 million was used to fund loans receivable.

Average Balance Sheet, Interest Rates and Yields

         The following tables set forth certain information relating to our average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

                                              For the Year Ended September 30,     For the Year Ended September 30,
                                              --------------------------------     --------------------------------
                                                          2004                                2003
                                              --------------------------------     --------------------------------
                                             Average                  Average     Average                  Average
                                             Balance    Interest     Yield/Cost   Balance    Interest     Yield/Cost
                                             -------    --------     ----------   -------    --------     ----------
                                                        (Actual)                             (Actual)
                                                  (Dollars in thousands)                (Dollars in thousands)
Interest-earning assets:
 Loans receivable (1)                        $59,645     $3,466         5.81%     $51,466     $3,306        6.42%
 Investment securities                        22,583        746         3.30       25,560        956        3.74
 Other interest-earning assets (2)             2,490         67         2.69        4,176        118        2.83
                                             -------     ------         ----      -------     ------        ----
  Total interest-earning assets               84,718     $4,279         5.05       81,202     $4,380        5.39
                                                         ------                               ------
Non-interest-earning assets                    4,686                                4,540
                                             -------                              -------
  Total assets                               $89,404                              $85,742
                                             =======                              =======

Interest-bearing liabilities:
 Interest-bearing checking                   $11,721     $   21         0.18%    $ 10,800     $   52        0.48%
 Savings accounts                             23,244        138         0.59       20,470        224        1.09
 Money market accounts                         6,201         45         0.73        6,425         77        1.20
 Certificates of deposit                      27,226        671         2.47       28,509        822        2.88
 Borrowings                                      896         17         1.90            9          0        1.58
                                             -------     ------         ----      -------     ------        ----
  Total interest-bearing liabilities          69,288     $  892         1.29       66,213     $1,175        1.77
                                                         ------                               ------
Non-interest-bearing liabilities (3)          12,650                               12,408
                                             -------                              -------
  Total liabilities                           81,938                               78,621
Stockholders' equity                           7,466                                7,121
                                             -------                              -------
 Total liabilities and stockholders' equity  $89,404                              $85,742
                                             =======                              =======
Net interest income                                      $3,387                               $3,205
                                                         ======                               ======
Interest rate spread (4)                                                3.76%                               3.62%
Net interest margin (5)                                                 4.00%                               3.95%
Ratio of average interest-earning assets
  to average interest-bearing liabilities                             122.27%                             122.64%


---------------------
(1) Average balances include non-accrual loans. Interest income includes amortization of net deferred loan fees and (costs) of ($13) and ($38) for the fiscal years 2004 and 2003, respectively.
(2) Includes interest-bearing deposits in other financial institutions and FHLB stock. Tax exempt interest is not presented on a taxable equivalent basis.
(3) Includes average non-interest-bearing deposits of $11,924 and $11,578 for the years ended September 30, 2004 and 2003, respectively.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

         The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the table distinguishes between (i) changes attributable to volume (changes in average volume multiplied by prior period's rate); and (ii) changes attributable to rates (changes in rate multiplied by old average volume). For purposes of this table, the net change attributable to the combined impact of rate and volume has been allocated proportionally to the absolute dollar amounts of change in each.

                                  Year Ended September 30,  Year Ended September 30,
                                  ------------------------  ------------------------
                                      2004  vs. 2003             2003  vs. 2002
                                  ------------------------  ------------------------
                                    Increase (Decrease)        Increase (Decrease)
                                          Due to                     Due to
                                  ------------------------  ------------------------
                                  Volume    Rate     Net     Volume    Rate     Net
                                  -----    -----    -----    -----    -----    -----
                                                   (In thousands)
Interest-earning assets:
 Loans receivable                 $ 494    $(334)   $ 160    $ 395    $(324)   $  71
 Investment securities             (105)    (105)    (210)      77     (281)    (204)
 Other interest-earning assets      (46)      (5)     (51)      25       (6)      19
                                  -----    -----    -----    -----    -----    -----
  Total interest-earning assets   $ 343    $(444)   $(101)   $ 497    $(611)   $(114)
                                  =====    =====    =====    =====    =====    =====

Interest-bearing liabilities:
 Interest-bearing checking            4      (35)     (31)       7      (48)     (41)
 Savings accounts                    28     (114)     (86)      35      (70)     (35)
 Money market accounts               (3)     (29)     (32)       9      (42)     (33)
 Certificates of deposit            (36)    (115)    (151)      89     (219)    (130)
 Borrowings                          17       --       17       (3)      (2)      (5)
                                  -----    -----    -----    -----    -----    -----
   Total interest-bearing
    liabilities                   $  10    $(293)   $(283)   $ 137    $(381)   $(244)
                                  =====    =====    =====    =====    =====    =====

Net interest income               $ 333    $(151)   $ 182    $ 360    $(230)   $ 130
                                  =====    =====    =====    =====    =====    =====

Comparison of Results of Operations for the Years Ended September 30, 2004 and 2003

         Net Income. For the year ended September 30, 2004, the Company reported net income of $527,000, or $.31 per diluted share, compared to $559,000, or $.33 per diluted share, for the prior year. The decrease of $32,000 in net income was primarily due to a $39,000 decrease in non-interest income, a $200,000 increase in non-interest expense and a $13,000 increase in tax expense which more than offset an increase in net interest income after provision for loan losses of $220,000.

         Interest Income. Interest income decreased $101,000 to $4.3 million for the year ended September 30, 2004 from $4.4 million for the same 2003 period. The decrease in total interest income is attributable to decreases in interest income of $210,000 on investment securities and $51,000 on other interest-earning assets which more than offset an increase in interest income of $160,000 on loans receivable. While the average balance of total interest-earning assets for the year ended September 30, 2004 increased by $3.5 million compared to the year ended September 30, 2003, the average yield decreased to 5.05% from 5.39%. Average loan receivable balances increased by $8.2 million for the year ended September 30, 2004 compared to the same 2003 period, while the average yield declined to 5.81% from 6.42%. For the year ended September 30, 2004, the average balance of investment securities decreased by $3.0 million compared to the same 2003 period, while the average yield fell to 3.30% from 3.74%. The average balance of other interest-earning assets decreased by $1.7 million for the year ended September 30, 2004 compared to the year ended September 30, 2003, while the yield fell to 2.69% from 2.83%. The changes in average balances and reductions in yields reflect the reinvestment of investment security balances into loans receivable and the continued low level of market interest rates.

         Interest Expense. Interest expense decreased $283,000 to $892,000 for the year ended September 30, 2004 from $1.2 million for the same 2003 period. The decrease in interest expense was primarily due to a decrease in the average cost of interest-bearing liabilities to 1.29% from 1.77%, reflecting the continued low level of market interest rates. Average interest-bearing liability balances increased by $3.1 million for the year ended September 30, 2004 compared to same 2003 period. Average deposit balances increased by $2.2 million, while average borrowings increased by $887,000.

         Net Interest Income. Net interest income increased $182,000 to $3.4 million for the year ended September 30, 2004, compared to $3.2 million for the year ended September 30, 2003. The interest rate spread was 3.76% for the year ended September 30, 2004 compared to 3.62% for the year ended September 30, 2003, while the net interest margin was 4.00% and 3.95%, respectively, for the same periods.

         Provision for Losses on Loans. The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimate of the losses inherent in the portfolio, based on a review by management of the following factors:

o    historical experience;
o    volume;
o    type of lending conducted by the Bank;
o    industry standards;
o    the level and status of past due and  non-performing  loans;
o    the general economic conditions in the Bank's lending area; and
o    other factors affecting the collectibility of the loans in its portfolio.

         Our methodology for analyzing the allowance for loan losses consists of two components: general and specific allowances. A general valuation allowance is determined by applying estimated loss factors to various aggregate loan categories. Specific valuation allowances are created when management believes that the collectibility of a specific loan has been impaired and a loss is probable. The allowance level is reviewed on a quarterly basis, at a minimum.

          Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. The allowance for loan losses is maintained at a level that represents management's best estimate of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future, and that additional provisions for losses will not be required. In addition, regulatory agencies, as part of their examination process, periodically review the allowance for loan losses and may require us to recognize adjustments to the allowance based on their judgment regarding the adequacy of the allowance for loan losses at the time of their examination.

         The provision for loan losses was $22,000 for the year ended September 30, 2004, compared to $60,000 for the same period in 2003. The allowance for loan losses was $491,000, or .76% of total loans outstanding at September 30, 2004, compared to $473,000, or .85% of total loans outstanding at September 30, 2003.

         Non-interest Income. Non-interest income decreased $39,000, or 7.8%, to $462,000 for the year ended September 30, 2004, compared to $501,000 for same period in 2003. Decreases in non-interest income were primarily due to a decrease in late charges and satisfaction fees collected on loans and a decrease in gain on sale of loans. The decrease in late charges is due to the collection in 2003 of several significant late charge balances on the payoff of loans while the decrease in satisfaction fees is related to a decrease in the number of loans paid off in fiscal 2004 compared to fiscal 2003. The decrease in gain on sale of loans is due to the sale of fewer loans in the 2004 period, related to a reduction in loan volumes in the one-to-four family residential mortgage category as the refinance market slowed dramatically.

         Non-interest Expense. Non-interest expense increased $200,000, or 7.5%, to $2.9 million for the year ended September 30, 2004, from $2.7 million for the same period in 2003. The most significant increases were in compensation and benefits and occupancy and equipment expense. Compensation and benefits increased by $169,000, primarily the result of merit raises to our employees, staff additions to accommodate the continued growth of the Bank and increased benefit costs. Occupancy and equipment expenses increased by $44,000. The increase in occupancy and equipment expense was attributable to an increase in depreciation expense related to the conversion of our computer system. The Bank converted from its primary third-party core data processing service provider to a new provider in fiscal 2003. In conjunction with the conversion, the Bank also installed a wide area network and replaced much of its data processing equipment.

         Management expects increased expenses in the future as a result of the establishment of additional stock benefit plans, as well as increased costs associated with being a fully public company. In addition, we intend to expand our branch office network over the next few years, and expenses related to such expansion will result in increases in occupancy and equipment expense and compensation and benefits expense relating to the additional staff.

Liquidity and Capital Resources

          Liquidity is the ability to fund assets and meet obligations as they come due. Liquidity risk is the risk of not being able to obtain funds at a reasonable price within a reasonable period of time to meet financial commitments when due. We are required under federal regulations to maintain a sufficient level of liquid assets (including specified short-term securities and certain other investments), as determined by management and reviewed for adequacy by regulators during examinations. Roebling Bank is also subject to federal regulations that impose certain minimum capital requirements. See Note 13 to our consolidated financial statements.

          Our liquidity, represented by cash and cash equivalents and investment securities, is a product of our operating, investing and financing activities. Our primary sources of liquidity are deposits, loan and investment security repayments and sales, and borrowed funds. While scheduled payments from the amortization and maturity of loans, investment securities and short-term investments are relatively predictable sources of funds, deposit flows, loan and mortgage-backed security prepayments and investment security calls are greatly influenced by general interest rates, economic conditions and competition. We
monitor  projected   liquidity  needs
to ensure that adequate liquidity is maintained on a daily and long-term basis. We have the ability to borrow from the FHLB of New York, or others, should the need arise. As of September 30, 2004, we had $1.0 million in outstanding borrowings from the FHLB of New York.

Off-Balance Sheet Arrangements

          We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers and to reduce our exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of those instruments reflect the extent of our involvement in particular classes of financial instruments.

          Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amounts of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. We generally do not require collateral or other security to support financial instruments with credit risk.

          Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. We have approved lines of credit unused but accessible to borrowers totaling $9.8 million and $7.2 million at September 30, 2004 and 2003, respectively. Our experience has been that approximately 50% of loan commitments are drawn upon by customers.

          At September 30, 2004 and 2003, we had $3.6 million and $6.1 million in outstanding commitments to originate loans and $123,000 and $110,000 in outstanding commercial letters of credit, respectively. At September 30, 2004, there were outstanding commitments to sell loans of $148,000 and to purchase investment securities of $500,000. There were no such commitments outstanding at September 30, 2003.

Impact of Inflation and Changing Prices

         The consolidated financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, nearly all of our assets and liabilities are financial in nature. As a result, our earnings are impacted by changes in interest rates, which are influenced by inflationary expectations. Our asset/liability management strategy seeks to minimize the effects of changes in interest rates on our net income.

Recent Accounting Pronouncements

         Roebling Financial Corp, Inc. adopted Statement of Financial Accounting Standard ("SFAS") No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, on July 1, 2003. SFAS No. 149 clarifies and amends SFAS No. 133 for implementation issues raised by constituents and includes the conclusions reached by the Financial Accounting Standards Board ("FASB") on certain FASB Staff Implementation Issues. SFAS No. 149 also amends SFAS No. 133 to require a lender to account for loan commitments related to mortgage loans that will be held for sale as derivatives. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Roebling Bank periodically enters into loan commitments with its customers to originate loans which it may intend to sell in the future. Management does not anticipate the adoption of SFAS No. 149 to have a material impact on Roebling Financial Corp, Inc.'s financial position or results of operations.

          The FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, on May 15, 2003. SFAS No. 150 changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 is effective for public companies for financial instruments entered into or modified after May 31, 2003 and is effective at the beginning of the first interim period beginning after June 15, 2003. Management has not entered into any financial instruments that would qualify under SFAS No.
150. As a result, management does not anticipate the adoption of SFAS No. 150 to have a material impact on Roebling Financial Corp, Inc.'s financial position or results of operations.

          Roebling Financial Corp, Inc. adopted FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, on January 1, 2003. FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. Financial letters of credit require Roebling Bank to make payment if the customer's financial condition deteriorates, as defined in the agreements. Performance letters of credit require Roebling Bank to make payments if the customer fails to perform certain non-financial contractual obligations. Roebling Bank previously did not record a liability when guaranteeing obligations unless it became probable that Roebling Bank would have to perform under the guarantee. FIN 45 applies prospectively to guarantees Roebling Bank issues or modifies subsequent to September 30, 2003. At September 30, 2004, Roebling Bank was not contingently liable for any financial or performance letters of credit. It is the Bank's practice to generally hold collateral and / or obtain personal guarantees supporting any outstanding letter of credit commitments. In the event that the Bank is required to fulfill its contingent liability under a standby letter of credit, it could liquidate the collateral held, if any, and enforce the personal guarantee(s) held, if any, to recover all or a portion of the amount paid under the letter of credit.

          In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. In December 2003, the FASB issued a revised FIN 46 known as FIN 46R. FIN 46 and FIN 46R clarify the application of Accounting Research Bulletin 51, "Consolidated Financial Statements", for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 and FIN 46R will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applied immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46R was applied by Roebling Bank on October 1, 2004. Roebling Financial Corp, Inc. does not anticipate FIN 46 and FIN 46R to have a material impact on its consolidated financial position and results of operations.

          The FASB issued SFAS No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB
Statements  No.  87,  88 and  106  in  December  2003.  This

Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement retains the disclosure requirements contained in FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. As a result, management does not anticipate the adoption of SFAS No. 132 (revised 2003) to have a material impact on Roebling Financial Corp, Inc.'s financial position or results of operations.

      In March 2004, the Emerging Issues Task Force ratified Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain
Investments (EITF 03-1). EITF 03-1 provides guidance on the recognition and measurement of other-than-temporary impairments of debt and equity investments and requires certain disclosures related to unrealized losses. The recognition and measurement provisions of EITF 03-1 are effective for reporting periods beginning after June 15, 2004. We do not anticipate that the adoption of EITF 03-1 will have a material impact on our consolidated financial statements.

      In October 2003, the American Institute of Certified Public Accountants issued SOP 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. SOP 03-3 applies to a loan that is acquired where it is probable, at acquisition, that a transferee will be unable to collect all contractually required payments receivable. SOP 03-3 requires the recognition, as accretable yield, of the excess of all cash flows expected at acquisition over the investor's initial investment in the loan as interest income on a level-yield basis over the life of the loan. The amount by which the loan's contractually required payments exceed the amount of its expected cash flows at acquisition may not be recognized as an adjustment to yield, a loss accrual or a valuation allowance for credit risk. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. Early adoption is permitted. The adoption of SOP 03-3 is not expected to have a material impact on our consolidated financial statements.

FONTANELLA AND BABITTS
CERTIFIED PUBLIC ACCOUNTANTS                       534 Union Boulevard
                                                   Totowa Boro, New Jersey 07512
                                                   Tel:   (973) 595-5300
                                                   Fax:   (973) 595-5890



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------



To the Board of Directors
Roebling Financial Corp, Inc. and Subsidiary



We have audited the accompanying consolidated statements of financial condition of Roebling Financial Corp, Inc. and Subsidiary, as of September 30, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roebling Financial Corp, Inc. and Subsidiary, at September 30, 2004 and 2003, and the results of their operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.



/s/FONTANELLA AND BABITTS


December 16, 2004

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                 ----------------------------------------------

                                                                            September 30,
                                                                   ----------------------------
                                                                        2004            2003
                                                                   ------------    ------------
Assets
------
Cash and due from banks                                            $  1,820,076    $  1,886,059
Interest-bearing deposits                                             1,876,646         145,459
                                                                   ------------    ------------
             Total cash and cash equivalents                          3,696,722       2,031,518

Certificates of deposit                                               1,200,000       1,700,000
Securities available for sale                                        24,172,072      23,883,835
Securities held to maturity; approximate fair value of
  $996,000 (2004) and $1,831,000 (2003) respectively                    979,351       1,802,331
Loans held for sale                                                     148,000            --
Loans receivable, net                                                64,376,261      55,361,709
Accrued interest receivable                                             388,413         383,238
Federal Home Loan Bank of New York stock, at cost                       557,900         563,900
Premises and equipment                                                1,726,375       1,749,829
Other assets                                                            126,645         267,885
                                                                   ------------    ------------
             Total assets                                          $ 97,371,739    $ 87,744,245
                                                                   ============    ============
Liabilities and stockholders' equity
------------------------------------

Liabilities
-----------

Deposits                                                           $ 79,817,138    $ 78,407,903
Borrowed funds                                                        1,000,000       1,200,000
Advances from borrowers for taxes and insurance                         438,626         412,535
Other liabilities                                                       562,482         543,447
                                                                   ------------    ------------
             Total liabilities                                       81,818,246      80,563,885
                                                                   ------------    ------------
Commitments and contingencies                                                --              --

Stockholders' equity
--------------------

Serial preferred stock, par value $.10, authorized 5,000,000 shares (2004) no par value, authorized 1,000,000 shares (2003),
 no shares issued                                                            --              --
Common stock; par value $.10; shares authorized and shares
 issued of 20,000,000 and 1,687,403 at September 30, 2004;
 4,000,000 and 425,500 at September 30, 2003; respectively              168,740          42,550
Additional paid-in-capital                                           10,151,118       1,690,532
Unallocated employee stock ownership plan shares                       (775,650)        (62,720)
Retained earnings - substantially restricted                          5,935,876       5,409,050
Accumulated other comprehensive income - unrealized
 gain on securities available for sale, net of tax                       73,409         100,948
                                                                   ------------    ------------
             Total stockholders' equity                              15,553,493       7,180,360
                                                                   ------------    ------------
             Total liabilities and stockholders' equity            $ 97,371,739    $ 87,744,245
                                                                   ============    ============

See accompanying notes to consolidated financial statements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

                                                               Year Ended
                                                              September 30,
                                                       -------------------------
                                                           2004           2003
                                                       ----------     ----------
Interest income:
   Loans receivable                                    $3,466,057     $3,305,751
   Securities                                             745,648        955,746
   Other interest-earning assets                           67,111        118,685
                                                       ----------     ----------
             Total interest income                      4,278,816      4,380,182
                                                       ----------     ----------

Interest expense:
   Deposits                                               875,468      1,174,969
   Borrowed funds                                          16,680            142
                                                       ----------     ----------
             Total interest expense                       892,148      1,175,111
                                                       ----------     ----------

Net interest income                                     3,386,668      3,205,071
Provision for loan losses                                  22,000         60,000
                                                       ----------     ----------
             Net interest income after
               provision for loan losses                3,364,668      3,145,071
                                                       ----------     ----------

Non-interest income:
   Loan fees                                               55,436         75,397
   Account servicing and other                            404,689        409,496
   Gain on sale of loans                                    1,945         16,148
                                                       ----------     ----------
             Total non-interest income                    462,070        501,041
                                                       ----------     ----------
Non-interest expense:
   Compensation and benefits                            1,590,658      1,421,652
   Occupancy and equipment                                320,550        276,235
   Service bureau and data processing                     395,638        397,992
   Federal insurance premiums                              11,705         11,904
   Other                                                  567,385        577,830
                                                       ----------     ----------
             Total non-interest expense                 2,885,936      2,685,613
                                                       ----------     ----------
Income before income taxes                                940,802        960,499
Income taxes                                              413,976        401,383

             Net income                                $  526,826     $  559,116
                                                       ==========     ==========

Basic earnings per share                               $     0.32     $     0.34
                                                       ==========     ==========

Diluted earnings per share                             $     0.31     $     0.33
                                                       ==========     ==========

Weighted average shares
  outstanding - basic                                   1,666,313      1,657,768
                                                       ==========     ==========

Weighted average shares
  outstanding - diluted                                 1,688,838      1,671,961
                                                       ==========     ==========

See accompanying notes to consolidated financial statements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                 -----------------------------------------------

                                                               Year Ended
                                                              September 30,
                                                       -------------------------
                                                           2004           2003
                                                       ----------     ----------
Net income                                              $ 526,826     $ 559,116

Other comprehensive income,
  net of income taxes:
      Unrealized holding losses on
         securities available for sale, net of
         income tax benefit of $18,313
         and $95,199, respectively                        (27,539)     (143,157)
                                                        ---------     ---------
Comprehensive income                                    $ 499,287     $ 415,959
                                                        =========     =========

See accompanying notes to consolidated financial statements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 -----------------------------------------------

                                                                                                  Accumulated
                                                     Additional      Unallocated                     Other
                                       Common          Paid-in          ESOP          Retained   Comprehensive
                                        Stock          Capital         Shares         Earnings       Income          Total
                                       -------       -----------     -----------      --------   -------------       ------
Balance - September 30, 2002          $ 42,550       $ 1,674,209     $ (78,400)     $ 4,849,934    $ 244,105      $ 6,732,398

Net income                                   -                 -             -          559,116            -          559,116

Amortization of ESOP shares                  -            16,323        15,680                -            -           32,003

Change in unrealized gain
 on securities available
 for sale, net of tax                        -                 -             -                -     (143,157)        (143,157)
                                      --------       -----------     ---------      -----------    ---------      -----------
Balance - September 30, 2003            42,550         1,690,532       (62,720)       5,409,050      100,948        7,180,360

Net income                                   -                 -             -          526,826            -          526,826

Amortization of ESOP shares                  -            32,185        15,680                -            -           47,865

Change in unrealized gain
 on securities available
 for sale, net of tax                        -                 -             -                -      (27,539)         (27,539)

Proceeds from sale of common
 stock, net                            126,190         8,333,026             -                -            -        8,459,216

Common stock acquired by ESOP                -                 -      (728,610)               -            -         (728,610)

Distribution from Roebling
 Financial Corp., MHC                        -            95,375             -                -            -           95,375
                                      --------       -----------     ---------      -----------    ---------      -----------
Balance - September 30, 2004          $168,740       $10,151,118     $(775,650)     $ 5,935,876    $  73,409      $15,553,493
                                      ========       ===========     =========      ===========    =========      ===========

See accompanying notes to consolidated financial statements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                                                                     Year Ended
                                                                     September 30,
                                                            ----------------------------
                                                                 2004            2003
                                                            ------------    ------------
Cash flows from operating activities:
   Net income                                               $    526,826    $    559,116
   Adjustments to reconcile net income to
    net cash provided by operating activities:
       Depreciation                                              154,502         107,204
       Amortization of premiums and
        discounts, net                                            37,796         118,856
       Amortization of deferred loan fees
        and costs, net                                            12,947          37,676
       Provision for loan losses                                  22,000          60,000
       Mortgage loans originated for sale,
        net of principal repayments                           (1,141,136)     (4,609,606)
       Gain on sale of loans                                      (1,945)        (16,148)
       Proceeds from sale of mortgage loans                      993,731       4,625,755
       Decrease (increase) in other assets                       159,553        (165,271)
       (Increase) decrease in accrued interest receivable         (5,175)         64,315
       Increase (decrease) in other liabilities                   19,035         (93,606)
       Allocation of ESOP shares                                  47,865          32,003
                                                            ------------    ------------
             Net cash provided by
               operating activities                              825,999         720,294
                                                            ------------    ------------
Cash flows from investing activities:
   Purchase of certificates of deposit                              --        (1,000,000)
   Proceeds from maturities of certificates of deposit           500,000         200,000
   Purchase of securities available for sale                 (12,509,061)    (21,865,683)
   Proceeds from payments and maturities
     of securities available for sale                         12,137,558      20,767,771
   Purchase of securities held to maturity                      (140,125)        (76,000)
   Proceeds from payments and maturities
     of securities held to maturity                              962,723       1,353,991
   Loan originations, net of principal repayments             (9,248,149)     (9,728,430)
   Proceeds from sale of loan participations                     200,000            --
   Redemption (purchase) of Federal Home Loan Bank Stock           6,000         (91,800)
   Purchase of premises and equipment                           (131,048)       (721,811)
                                                            ------------    ------------
             Net cash used in investing activities            (8,222,102)    (11,161,962)
                                                            ------------    ------------

See accompanying notes to consolidated financial statements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
                 ----------------------------------------------

                                                                     Year Ended
                                                                    September 30,
                                                              --------------------------
                                                                 2004           2003
                                                              -----------    -----------
Cash flows from financing activities:
   Net increase in deposits                                     1,409,235      4,046,775
   Net (decrease) increase in short-term borrowed funds        (1,200,000)     1,200,000
   Proceeds from long-term borrowed funds                       1,000,000           --
   Increase in advance payments by borrowers
     for taxes and insurance                                       26,091          3,432
   Net proceeds from stock offering                             8,459,216           --
   Purchase of common shares by ESOP                             (728,610)          --
   Distribution received from Roebling Financial Corp., MHC        95,375           --
                                                              -----------    -----------
             Net cash provided by financing activities          9,061,307      5,250,207
                                                              -----------    -----------

Net increase (decrease) in cash
  and cash equivalents                                          1,665,204     (5,191,461)

Cash and cash equivalents - beginning                           2,031,518      7,222,979
                                                              -----------    -----------

Cash and cash equivalents - ending                            $ 3,696,722    $ 2,031,518
                                                              ===========    ===========

Supplemental Disclosures of Cash Flow Information
-------------------------------------------------

Cash paid for:
   Interest on deposits and advances                          $   896,150    $ 1,193,931
                                                              ===========    ===========

   Income taxes                                               $   359,551    $   566,798
                                                              ===========    ===========

See accompanying notes to consolidated financial statements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------

The following is a description of the more significant accounting policies used in preparation of the accompanying consolidated financial statements of Roebling Financial Corp, Inc. and Subsidiary (the "Company").

Principles of Consolidation
---------------------------

The consolidated financial statements are comprised of the accounts of Roebling Financial Corp, Inc. and its wholly-owned subsidiary, Roebling Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Consolidated Financial Statement Presentation
------------------------------------------------------

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and the assessment of prepayment risks associated with mortgage-backed securities. Management believes that the allowance for loan losses considers all known and inherent losses, foreclosed real estate is appropriately valued and prepayment risks associated with mortgage-backed securities are properly recognized. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance for loan losses or further writedowns of foreclosed real estate may be necessary based on changes in economic conditions in the Company's market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowance for loan losses or additional writedowns on foreclosed real estate based on their judgments about information available to them at the time of their examination.

Concentration of Risk
---------------------

The Company's lending activity is concentrated in loans secured by real estate located in the State of New Jersey.

The Company's loan portfolio is predominantly made up of 1-to-4 family unit first mortgage loans in Burlington County. These loans are typically secured by first lien positions on the respective real estate properties and are subject to the Company's loan underwriting policies. In general, the Company's loan portfolio performance is dependent upon the local economic conditions.

Interest-Rate Risk
------------------

The Company is principally engaged in the business of attracting deposits from the general public and using these deposits to make loans secured by real estate and, to a lesser extent, consumer and commercial loans and to purchase mortgage-backed and investment securities. The potential for interest-rate risk exists as a result of the shorter duration of the Company's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
---------------------------------------------

Interest-Rate Risk (Cont'd)
------------------

In a rising interest rate environment, liabilities will generally reprice faster than assets, and there may be a reduction in the market value of long-term assets and net interest income. For this reason, management regularly monitors the maturity structure of the Company's assets and liabilities in order to control its level of interest-rate risk and to plan for future volatility.

Cash and Cash Equivalents
-------------------------

Cash and cash equivalents include cash and amounts due from depository institutions, interest-bearing accounts and federal funds sold. For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investments and Mortgage-backed Securities
------------------------------------------

Debt securities over which there exists positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities, nor as held-to-maturity securities, are classified as available-for-sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in a separate component of stockholders' equity.

Premiums and discounts on all securities are amortized/accreted using the interest method. Interest and dividend income on securities, which includes amortization of premiums and accretion of discounts, is recognized in the financial statements when earned. The adjusted cost basis of an identified security sold or called is used for determining security gains and losses recognized in the statements of income.

In December 2003, the Emerging Issues Task Force issued EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This statement from the EITF addresses disclosure requirements regarding information about temporarily impaired investments. The requirements are effective for fiscal years ending after December 15, 2003 for all entities that have debt or marketable equity securities with market values below carrying values. The requirements apply to investments in debt and marketable equity securities that are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The required disclosure has been made in the annual financial statements.

Loans and Allowance for Loan Losses
-----------------------------------

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and discounts.

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for prepayments.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
---------------------------------------------

Loans and Allowance for Loan Losses (Cont'd)
-----------------------------------

An allowance for loan losses is maintained at a level considered necessary to provide for loan losses based upon the evaluation of known and inherent losses in the loan portfolio. Management of the Company, in determining the allowance for loan losses considers the credit risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions. The Company utilizes a two tier approach: (1) identification of problem loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Company maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of impaired problem loans. Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. A loan is deemed to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Company does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. General loan losses are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment.

Regardless of the extent of the analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent, but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends, and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans among other factors. An unallocated allowance is maintained to recognize the existence of these exposures. These other credit risk factors are regularly reviewed and revised by management where conditions indicate that the estimates initially applied are different from actual results.

The Company accounts for its transfers and servicing of financial assets in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standards for accounting for the securitizations and other transfers of financial assets and collateral. Transfers of financial assets for which the Company has surrendered control of the financial assets are accounted for as sales to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Retained interests in a sale or securitization of financial assets are measured at the date of transfer by allocating the previous carrying amount between the assets transferred and based on their relative estimated fair values. The fair values of retained servicing rights and any other retained interests are determined based on the present value of expected future cash flows associated with those interests and by reference to market prices for similar assets. There were no transfers of financial assets to related or affiliated parties. As of September 30, 2004 and 2003, the Company has not recorded mortgage servicing assets due to the immateriality of amount that would have been capitalized based upon the limited amount of assets secured by the Company.

Uncollected interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income and income is subsequently recognized only to the extent that cash payments are received until, in

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
---------------------------------------------

Loans and Allowance for Loan Losses (Cont'd)
-----------------------------------

management's judgment, the borrower's ability to make periodic interest and principal payments is reestablished, in which case the loan is returned to accrual status. At a minimum, an allowance is generally established for all interest payments that are more than 90 days delinquent.

Premises and Equipment
----------------------

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Significant renovations and additions are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. The Company computes depreciation on a straight-line basis over the estimated useful lives of the assets.

Real Estate Owned
-----------------

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of cost or fair value at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Subsequent valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value less estimated selling cost. Gains and losses from sale of these properties are recognized as they occur. Income from operating properties is recorded in operations as earned.

Income Taxes
------------

Federal income taxes and state taxes have been provided on the basis of reported income. Deferred income taxes are provided for certain items in income and expenses which enter into the determination of income for financial reporting purposes in different periods than for income tax purposes.

Accounting for Stock-Based Compensation
---------------------------------------

SFAS No. 123, "Accounting for Stock-Based Compensation," issued by the Financial Accounting Standards Board ("FASB"), establishes financial accounting and reporting standards for stock-based employee compensation plans. While all entities are encouraged to adopt the "fair value based method" of accounting for employee stock compensation plans, SFAS 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method" specified in Accounting Principles Board Opinion ("APB") No. 25. The Company has elected to apply the intrinsic value based method. Accordingly, no compensation expense has been recognized for the Stock Option Plan.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SFAS No. 123. SFAS 148 amends the disclosure requirements in SFAS 123 for stock-based compensation for annual periods ending after December 15, 2002 and for interim periods beginning after December 15, 2002. These disclosure requirements apply to all companies, including those that continue to recognize stock-based compensation under APB opinion 25.

There is no proforma effect on the Company's net income and earnings per share for the years ended September 30, 2004 and 2003.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
---------------------------------------------

Earnings Per Share
------------------

Basic earnings per share is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the Employee Stock Ownership Plan ("ESOP"). Diluted earnings per share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effect of outstanding stock options and compensation grants, if dilutive, using the treasury stock method.

The following is a summary of the Company's earnings per share calculations:

                                                             Year Ended
                                                             September 30,
                                                      --------------------------
                                                          2004            2003
                                                       ---------       ---------

Net income                                            $  526,826      $  559,116
                                                      ==========      ==========
Weighted average common shares
  outstanding for computation of
  basic EPS (1)                                        1,666,313       1,657,768

Common-equivalent shares due to
  the dilutive effect of stock options                    22,525          14,193
                                                       ---------       ---------
Weighted-average common shares
  for computation of diluted EPS                       1,688,838       1,671,961
                                                      ==========      ==========

Earnings per common share:
   Basic                                              $     0.32      $     0.34
   Diluted                                            $     0.31      $     0.33

(1) Excludes unallocated ESOP shares

2. CERTIFICATES OF DEPOSIT
--------------------------

There are no uninsured certificates of deposit included above.

                                                            September 30,
                                                    ----------------------------
                                                       2004                2003
                                                    ----------        ----------
Maturity
--------

Due within one year                                 $  900,000        $  500,000
After 1 year through 5 years                           300,000         1,200,000
                                                    ----------        ----------
                                                    $1,200,000        $1,700,000
                                                    ==========        ==========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



3. SECURITIES AVAILABLE FOR SALE
--------------------------------

                                                                      September 30, 2004
                                                   ------------------------------------------------------------------
                                                                           Gross Unrealized
                                                     Amortized         -------------------------          Estimated
                                                       Cost              Gains            Losses          Fair Value
                                                   ------------        ---------         --------        ------------
Investment Securities
   U.S. Government and Agency Securities:
      Due within one year                          $    500,000        $      --         $     --        $    500,000
      Due after one year through five years          16,500,000           47,895           33,350          16,514,545
      Due after five years through ten years            500,000            5,090               --             505,090
   Marketable Equity Securities                           2,888           22,472               --              25,360

Mortgage-backed Securities
   GNMA                                               2,556,489           21,323            1,119           2,576,693
   FHLMC                                              1,610,072           23,004                -           1,633,076
   FNMA                                               2,380,396           40,714            3,802           2,417,308
                                                   ------------        ---------         --------        ------------
                                                   $ 24,049,845        $ 160,498         $ 38,271        $ 24,172,072
                                                   ============        =========         ========        ============

                                                                      September 30, 2003
                                                   ------------------------------------------------------------------
                                                                           Gross Unrealized
                                                     Amortized         -------------------------          Estimated
                                                       Cost              Gains            Losses          Fair Value
                                                   ------------        ---------         --------        ------------
Investment Securities
   U.S. Government and Agency Securities:
      Due after one year through five years        $ 15,600,000         $ 88,385         $ 32,675        $ 15,655,710
   Marketable Equity Securities                           2,888           25,192               --              28,080

Mortgage-backed Securities
   GNMA                                               2,761,236           15,169            3,098           2,773,307
   FHLMC                                              2,735,578           29,364            3,347           2,761,595
   FNMA                                               2,616,054           49,089               --           2,665,143
                                                   ------------        ---------         --------        -------------
                                                   $ 23,715,756        $ 207,199         $ 39,120        $ 23,883,835
                                                   ============        =========         ========        ============

Securities available for sale with a carrying value of $505,000 and $512,000, as of September 30, 2004 and 2003, respectively, are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act (GUDPA). Securities with a carrying value of $6,013,000 and $2,528,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2004 and 2003, respectively. In addition, securities with a carrying value of $500,000 and $501,000 are pledged as collateral to the Federal Reserve Bank as of September 30, 2004 and 2003, respectively.

There were no sales of investment securities or mortgage-backed securities during the years ended September 30, 2004 and 2003.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

3. SECURITIES AVAILABLE FOR SALE (CONT'D)
--------------------------------

Provided below is a summary of securities available for sale which were in an unrealized loss position at September 30, 2004. Approximately $25,000 or 65% of the unrealized loss was comprised of securities in a continuous loss position for twelve months or more which consisted of U.S. government and agency securities. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, the Company believes the deterioration in value is attributable to changes in the market interest rates and not credit quality of the issuer.

                                                                      September 30, 2004
                                                -------------------------------------------------------------------
                                                       Under One Year                      One Year or More
                                                ------------------------------       ------------------------------
                                                                      Gross                                Gross
                                                Estimated           Unrealized        Estimated          Unrealized
                                                Fair Value             Loss           Fair Value           Loss
                                                -----------          --------        -----------          --------
U.S. Government and Agency Securities           $ 1,491,560          $  8,440        $ 2,475,090          $ 24,910

Mortgage-backed Securities
    FNMA                                            736,291             3,802                 --                --
    GNMA                                            233,791             1,119                 --                --
                                                -----------          --------        -----------          --------
        Total available for sale                $ 2,461,642          $ 13,361        $ 2,475,090          $ 24,910
                                                ===========          ========        ===========          ========

4. SECURITIES HELD TO MATURITY
------------------------------

                                                                        September 30, 2004
                                                       --------------------------------------------------------
                                                                         Gross Unrealized
                                                       Amortized        -------------------           Estimated
                                                         Cost             Gains      Losses          Fair Value
                                                       ---------        --------     ------           ---------
Investment Securities
   U.S. Government and Agency Securities:
      Due after five through ten years                 $ 175,585         $ 2,150      $  --           $ 177,735
   Other Securities:
      Due in one year or less                            140,125              --         --             140,125

Mortgage-backed Securities
   CMO (FNMA)                                            100,162           2,324         81             102,405
   GNMA                                                  189,152           3,727         48             192,831
   FHLMC                                                 147,945           4,253         --             152,198
   FNMA                                                  226,382           4,404         --             230,786
                                                       ---------        --------      -----           ---------
                                                       $ 979,351        $ 16,858      $ 129           $ 996,080
                                                       =========        ========      =====           =========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



4. SECURITIES HELD TO MATURITY (CONT'D)
------------------------------

                                                                        September 30, 2003
                                                       --------------------------------------------------------
                                                                         Gross Unrealized
                                                       Amortized        -------------------           Estimated
                                                         Cost             Gains      Losses          Fair Value
                                                       ---------        --------     ------           ---------
Investment Securities
   U.S. Government and Agency Securities:
      Due after five through ten years                 $ 260,142         $ 3,553      $  --           $ 263,695
   Other Securities:
      Due in one year or less                            526,258           5,490         --             531,748

Mortgage-backed Securities
   CMO (FNMA)                                            217,310           1,563         --             218,873
   GNMA                                                  308,995           9,312         --             318,307
   FHLMC                                                 192,133           5,313         --             197,446
   FNMA                                                  297,493           3,739        583             300,649
                                                     -----------        --------      -----         -----------
                                                     $ 1,802,331        $ 28,970      $ 583         $ 1,830,718
                                                     ===========        ========      =====         ===========

Securities held to maturity with a carrying value of $147,000 and $274,000 are pledged as collateral for Federal Home Loan Bank advances, as of September 30, 2004 and 2003, respectively.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


5. LOANS RECEIVABLE, NET
------------------------

                                                         September 30,
                                                 ------------------------------
                                                     2004              2003
                                                 ------------      ------------
 Mortgage loans:
   One-to-four family residential                $ 34,041,166      $ 32,469,723
   Multi-family residential                         1,170,134           190,569
   Commercial real estate                          10,504,890         5,969,790
   Construction and land                            3,270,482           496,570
                                                 ------------      ------------
                                                   48,986,672        39,126,652
                                                 ------------      ------------
Consumer and other loans:
   Home equity                                     15,555,128        14,524,188
   Automobile                                          73,091           125,078
   Secured by deposits                                 46,130            49,349
   Student                                               --              53,389
   Unsecured                                          106,976           121,153
   Mobile home                                        118,082           100,084
   Commercial                                       1,530,449         1,710,860
                                                 ------------      ------------
                                                   17,429,856        16,684,101
                                                 ------------      ------------
             Total loans                           66,416,528        55,810,753
                                                 ------------      ------------
Less:
   Loans in process                                 1,578,174              --
   Net deferred loan origination costs                (28,553)          (23,875)
   Allowance for loan losses                          490,646           472,919
                                                 ------------      ------------
                                                    2,040,267           449,044
                                                 ------------      ------------
                                                 $ 64,376,261      $ 55,361,709
                                                 ============      ============

At September 30, 2004 and 2003, non-accrual loans for which interest had been discontinued totaled approximately $98,000 and $25,000, respectively. Interest income actually recognized on non-accrual loans totaled approximately $3,100 and $500 for the years ended September 30, 2004 and 2003, respectively. Interest income that would have been recognized, had the loans been current and performing in accordance with the original terms of their contracts, totaled approximately $3,800 and $1,800 for the years ended September 30, 2004 and 2003, respectively.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


5. LOANS RECEIVABLE, NET (CONT'D)
------------------------

Activity in the allowance for loan losses is summarized as follows:

                                                          Year Ended
                                                          September 30,
                                                   ----------------------------
                                                     2004                2003
                                                   ---------          ---------

Balance - beginning                                $ 472,919          $ 408,922
Provision charged to income                           22,000             60,000
Charge offs                                           (7,137)            (6,846)
Recoveries                                             2,864             10,843
                                                   ---------          ---------
Balance - ending                                   $ 490,646          $ 472,919
                                                   =========          =========


The activity with respect to loans to directors, officers and associates of such persons is as follows:

                                                            Year Ended
                                                          September 30,
                                                   ----------------------------
                                                      2004              2003
                                                   ---------          ---------

Balance - beginning                                $ 508,986          $ 179,858
Loan disbursements                                   441,900            459,622
Collection of principal                             (188,124)          (130,494)
Other changes                                             --                 --
                                                   ---------          ---------
Balance - ending                                   $ 762,762          $ 508,986
                                                   =========          =========

6. ACCRUED INTEREST RECEIVABLE
------------------------------

                                                            September 30,
                                                       -------------------------
                                                         2004              2003
                                                       --------         --------

Loans receivable                                       $228,907         $203,024
Mortgage-backed securities                               25,238           35,688
Investment securities                                   134,268          144,526
                                                       --------         --------
                                                       $388,413         $383,238
                                                       ========         ========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


7. PREMISES AND EQUIPMENT
-------------------------

                                                            September 30,
                                                     ---------------------------
                                                        2004             2003
                                                     ----------       ----------

Land                                                 $  675,970       $  629,435
Buildings and improvements                            1,152,687        1,129,876
Furniture, fixtures and equipment                       747,499          730,771

                                                      2,576,156        2,490,082

Less accumulated depreciation                           849,781          740,253
                                                     ----------       ----------
                                                     $1,726,375       $1,749,829
                                                     ==========       ==========

Useful lives used in the calculation of depreciation are as follows:

         Buildings                                         25 to 50 years
         Paving and other building related additions        5 to 10 years
         Furniture and equipment                            5 to 10 years

8. LOAN SERVICING
-----------------

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows:

                                                        September 30,
                                               ---------------------------------
                                                  2004                  2003
                                               ----------             ----------

 Mortgage loan portfolios
  serviced for:
    FNMA                                       $7,617,737             $9,598,358
    Other                                         396,028                     --
                                               ----------             ----------
                                               $8,013,765             $9,598,358
                                               ==========             ==========

Custodial escrow balances maintained in connection with the loan servicing totaled approximately $117,000 and $118,000, at September 30, 2004 and 2003, respectively.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


9. DEPOSITS
-----------

                                                                         September 30,
                                                    --------------------------------------------------------------
                                                                2004                             2003
                                                    ----------------------------     -----------------------------
                                                    Weighted                         Weighted
                                                     Average                          Average
                                                      Rate            Amount           Rate              Amount
                                                    --------        ------------     ---------        ------------
Non-interest-bearing deposits                         0.00%         $ 11,874,540       0.00%          $ 11,329,968
Interest-bearing checking accounts                    0.10%           11,534,860       0.40%            11,315,524
Money market accounts                                 0.84%            7,364,900       0.78%             5,922,708
Savings accounts                                      0.55%           22,016,056       0.80%            22,390,509
Certificates of deposits                              2.53%           27,026,782       2.57%            27,449,194
                                                                    ------------                      ------------
Total deposits                                        1.10%         $ 79,817,138       1.25%          $ 78,407,903
                                                                    ============                      ============

The aggregate amount of deposits with a balance of $100,000 or more totaled approximately $17,765,000, and $14,119,000 at September 30, 2004 and 2003,
respectively. Deposit balances in excess of $100,000 are not federally insured.

Scheduled  maturities of  certificates of deposit are as follows (in thousands):

                                                             September 30,
                                                       -------------------------
                                                         2004              2003
                                                       -------           -------

     1 year or less                                    $14,350           $17,969
     Over 1 year to 3 years                              9,472             4,421
     Over 3 years                                        3,205             5,059
                                                       -------           -------
                                                       $27,027           $27,449
                                                       =======           =======


Interest expense on deposits is summarized as follows:

                                                             Year Ended
                                                             September 30,
                                                     ---------------------------
                                                         2004             2003
                                                     ----------       ----------

Interest-bearing checking accounts                   $   21,605       $   52,143
Money market accounts                                    44,917           77,128
Savings accounts                                        138,043          224,000
Certificates of deposit                                 670,903          821,698
                                                     ----------       ----------
      Total                                          $  875,468       $1,174,969
                                                     ==========       ==========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


10.  BORROWED FUNDS
-------------------

As of September 30, 2004, the Company had a $1,000,000 fixed rate advance outstanding with a maturity date of July, 2009 and a rate of 4.41%. The Company has available overnight lines of credit and a one-month overnight repricing line of credit with the Federal Home Loan Bank of New York ("FHLB"), totaling $8.8 million and $7.9 million at September 30, 2004 and 2003, respectively, subject to the terms and conditions of the lender's overnight advance program. As of September 30, 2003, the Company had a $1.2 million balance in the overnight line of credit at a rate of 1.21%. There were no borrowings under this program as of September 30, 2004.

At September 30, 2004 and 2003, the FHLB borrowings were secured by pledges of the Company's investment in the capital stock of the FHLB totaling $557,900 and $563,900 and mortgage-backed and other securities with a carrying value of $6.2 million and $2.8 million, respectively.

11.  INCOME TAXES
-----------------

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was therefore, prior to September 30, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments. Retained earnings, at September 30, 2004 and 2003, include approximately $306,000 of such bad debt, which, in accordance with FASB Statement No. 109, "Accounting for Income Taxes," is considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are summarized as follows:


                                                           Year Ended
                                                           September 30,
                                                     --------------------------
                                                       2004              2003
                                                     ---------        ---------
Current tax expense:
   Federal                                           $ 243,546        $ 375,888
   State                                                96,254          106,306
                                                     ---------        ---------
                                                       339,800          482,194
                                                     ---------        ---------
Deferred tax expense (benefit):
   Federal                                              75,466          (64,568)
   State                                                (1,290)         (16,243)
                                                     ---------        ---------
                                                        74,176          (80,811)
                                                     ---------        ---------
                                                     $ 413,976        $ 401,383
                                                     =========        =========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


11.  INCOME TAXES (CONT'D)
-----------------

The provision for federal income taxes differs from that computed at the federal statutory rate of 34% as follows:

                                                              Year Ended
                                                             September 30,
                                                        -----------------------
                                                          2004           2003
                                                        --------       --------


Tax at statutory rates                                  $319,873       $326,570

Increase in tax resulting from:
   State taxes, net of federal tax effect                 62,676         59,442
   Other items                                            31,427         15,371
                                                        --------       --------
                                                        $413,976       $401,383
                                                        ========       ========
Effective rate                                                44%            42%
                                                        ========       ========

The following temporary differences gave rise to deferred tax assets and liabilities:

                                                               September 30,
                                                            --------------------
                                                              2004        2003
                                                            --------    --------
 Deferred tax assets:
   Allowance for loan losses                                $194,446    $188,884
   Depreciation                                                   --      36,731
   Accrual to cash adjustments                                 3,919      22,160
                                                            --------    --------
             Total deferred tax assets                       198,365     247,775
                                                            --------    --------
Deferred tax liabilities:
   Appreciation of securities available for sale              48,817      67,131
   Depreciation                                               14,220          --
   Deferred loan origination fees and costs, net              86,008      76,668
   Discounts on investments                                    6,587       5,381
                                                            --------    --------
             Total deferred tax liabilities                  155,632     149,180
                                                            --------    --------
   Net deferred tax asset included in other assets          $ 42,733    $ 98,595
                                                            ========    ========

12.  COMMITMENTS AND CONTINGENCIES
----------------------------------

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

12.  COMMITMENTS AND CONTINGENCIES (CONT'D)
----------------------------------

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company has approved lines of credit unused but accessible to borrowers totaling $9.8 million and $7.2 million, at September 30, 2004 and 2003, respectively. The Company's experience has been that approximately 50 percent of loan commitments are drawn upon by customers.

At September 30, 2004 and 2003, the Company had $3.6 million and $6.1 million in outstanding commitments to originate loans and $123,000 and $110,000 in outstanding commercial letters of credit, respectively. At September 30, 2004, there were outstanding commitments to sell loans of $148,000 and to purchase investment securities of $500,000. There were no such commitments outstanding at September 30, 2003.

13.  REGULATORY CAPITAL
-----------------------

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions, by regulators, that if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of tangible and core capital (as defined in the regulations) to total assets and of total risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of September 30, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of July 2004, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based and core ratios, as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the institution's category.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


13.  REGULATORY CAPITAL (CONT'D)
-----------------------

The following table presents a reconciliation of capital per GAAP and regulatory capital at the dates indicated (in thousands):

                                                              September 30,
                                                         ----------------------
                                                           2004          2003
                                                         --------      --------

GAAP capital                                             $ 11,149      $  7,030
Add (subtract): unrealized (gain) loss
  on securities available for sale                            (73)         (101)
                                                         --------      --------
Core and tangible capital                                  11,076         6,929
Add: general allowance for loan losses                        487           473
         Unrealized gains on equity securities
          available for sale                                   10            12
                                                         --------      --------
Total regulatory capital                                 $ 11,573      $  7,414
                                                         ========      ========


The Bank's actual capital amounts and ratios are presented in the following table:

                                                                                                      To be Well-
                                                                                                    Capitalized Under
                                                                          For Capital               Prompt Corrective
                                           Actual                      Adequacy Purposes            Action Provisions
                                     --------------------          ----------------------        ----------------------
                                     Amount         Ratio          Amount          Ratio         Amount          Ratio
                                     ------         -----          ------          -----         ------          -----
                                                                     (Dollars in thousands)
As of September 30, 2004
    Tangible capital                $ 11,076         11.39%        $ 1,459          1.50%       $   N/A             --
    Tier 1 (core) capital             11,076         11.39%          3,891          4.00%          4,864          5.00%
    Risk-based capital:
        Tier 1                        11,076         19.56%          2,265          4.00%          3,398          6.00%
        Total                         11,573         20.43%          4,531          8.00%          5,664         10.00%

As of September 30, 2003
    Tangible capital                 $ 6,929          7.91%        $ 1,314          1.50%       $   N/A             --
    Tier 1 (core) capital              6,929          7.91%          3,504          4.00%          4,379          5.00%
    Risk-based capital:
        Tier 1                         6,929         14.24%          1,947          4.00%          2,920          6.00%
        Total                          7,414         15.23%          3,894          8.00%          4,867         10.00%

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


14. BENEFIT PLANS
-----------------

Deferred Compensation Plan
--------------------------

The Company maintains a deferred compensation plan for both the directors and employees.

The directors' arrangement is an individual contract between the Company and each participating director and can be terminated at any time. Directors may participate at their own discretion. The Company secures each separate deferred compensation agreement by purchasing an investment grade life insurance contract on each participating director. The Company is the owner and beneficiary of each contract. The use of the investment grade insurance contracts as the funding source of the program allows the Company to take advantage of preferential tax treatment provided to insurance contracts qualified under IRS Sections 101 and 7702.

The employees' arrangement meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code. Employees generally become eligible when they have attained age 21 and have one year of service. Each participant may elect to have his compensation reduced by up to the maximum percentage allowed by law. The reduction is contributed to the plan. The Company will match 50% of the amount of salary reduction the participant elects to defer. However, in applying this matching percentage, only salary reductions of up to 6% of the participant's compensation  will be  considered.  All  participants  become  100%  vested upon entering the plan. Contributions to the plan by the Company totaled approximately $16,400 for each of the years ended September 30, 2004 and 2003.

Directors Consultation and Retirement Plan
------------------------------------------

The Company maintains a Directors Consultation and Retirement Plan ("DRP") to provide retirement benefits to directors of the Company who are not officers or employees ("Outside Directors"). Any director who has served as an Outside Director shall be a participant in the DRP, and payments under the DRP commence once the Outside Director retires as a director of the Company. The DRP provides a retirement benefit based on the number of years of service to the Company. Outside Directors who have completed not less than 12 years of service shall receive a benefit equal to (50%) + 2.889% times the number of years of service in excess of 12, multiplied by the average monthly board fee in effect at the time of retirement. The maximum benefit shall be 85% of such monthly board fee. Benefits shall be paid for a maximum of 84 months to the retired directors, a surviving spouse, or the director's estate.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


14. BENEFIT PLANS (CONT'D)
-----------------

Directors Consultation and Retirement Plan (Cont'd)
------------------------------------------

                                                        At or for the Year Ending
                                                            September 30,
                                                       -------------------------
                                                         2004            2003
                                                       ---------      ---------
Change in Benefit Obligation:

Benefit obligation at beginning of year                $ 214,553      $ 200,960
    Service cost                                           9,706          8,538
    Interest cost                                         12,044         13,710
    Actuarial loss                                        32,521          1,545
    Annuity payments                                     (10,200)       (10,200)
                                                       ---------      ---------
Benefit obligation at end of year                        258,624        214,553
                                                       ---------      ---------
Change in plan assets:

Market value of assets - beginning                            --             --
Employer contributions                                    10,200         10,200
Annuity payments                                         (10,200)       (10,200)
                                                       ---------      ---------
Market value of assets - ending                               --             --
                                                       ---------      ---------
Funded status                                           (258,624)      (214,553)
Amount contributed during fourth quarter                   2,550          2,550
Unrecognized (gain) loss                                  21,350        (11,171)
Unrecognized past service liability                       63,996         74,805
                                                       ---------      ---------
Accrued plan cost included in
  other liabilities                                    $(170,728)     $(148,369)
                                                       =========      =========

                                                               Year Ended
                                                               September 30,
                                                          ----------------------
                                                            2004          2003
                                                          -------        -------
 Net periodic plan cost included
  the following components:
   Service cost                                           $ 9,706        $ 8,538
   Interest cost                                           12,044         13,710
   Amortization of past service cost                       10,809         10,809
                                                          -------        -------
Net periodic plan cost included in
  compensation and benefits                               $32,559        $33,057
                                                          =======        =======

A discount rate of 6.625% and 5.75% and a rate of increase in future compensation levels of 5.00% and 4.25% were assumed in the plan valuation for the years ended September 30, 2004 and 2003, respectively.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

14. BENEFIT PLANS (CONT'D)
----------------

Stock Option Plan
-----------------

On January 25, 1999, the stockholders of the Company approved a stock option plan (the "Plan"). The Plan provides for authorizing the issuance of an additional 77,670 shares (19,596 shares pre-exchange) of common stock by the Company upon the exercise of stock options awarded to officers, directors, key employees, and other persons providing services to the Company. The Company may also purchase shares through the open market. The 77,670 shares of options under the Plan constitute either Incentive Stock Options or Non-Incentive Stock Options. The following table summarizes the options granted and exercised under the Plan, during the periods indicated, and their respective weighted average exercise price, as adjusted for the exchange:

                                                                           Year Ended September 30,
                                                          --------------------------------------------------------
                                                                    2004                           2003
                                                          -------------------------       ------------------------
                                                                           Weighted                       Weighted
                                                                           Average                        Average
                                                            Number         Exercise        Number         Exercise
                                                          of Shares         Price         of Shares        Price
                                                          ---------        --------       ---------       --------
Outstanding at beginning of period                          37,284         $ 3.595          37,284        $ 3.595
Granted                                                         --              --              --             --
Exercised                                                       --              --              --             --
Forfeited                                                       --              --              --             --
                                                            ------         -------          ------        -------
Outstanding at end of period                                37,284         $ 3.595          37,284        $ 3.595
                                                            ------         =======          ------        =======
Options exercisable at period end                           37,284                          37,284
                                                            ======                          ======

Restricted Stock Plan
---------------------

On January 25, 1999, the stockholders of the Company approved a restricted stock plan (the "Plan") which provides for the purchase of 31,066 shares (7,838 shares pre-exchange) of common stock in the open market. All of the Common Stock to be purchased by the Plan will be purchased at the fair market value on the date of purchase. Awards under the Plan are made in recognition of expected future services to the Company by its directors, officers, and key employees responsible for implementation of the policies adopted by the Company's Board of Directors and as a means of providing a further retention incentive. The expense of the plan is being accrued as shares vest over a four-year period, which began in February, 1999. Plan expense was $-0- and $5,500 for the years ended September 30, 2004 and 2003, respectively.

Employee Stock Ownership Plan
-----------------------------

Effective upon the consummation of the Bank's initial stock offering, an Employee Stock Ownership Plan ("ESOP") was established for all eligible employees who had completed a twelve-month period of employment with the Bank and at least 1,000 hours of service, and had attained the age of 21. The ESOP used $156,800 in proceeds from a term loan to purchase 62,149 shares (15,680 shares pre-exchange) of Bank common stock during the stock offering. The term loan principal was payable in equal quarterly installments through September 30, 2007. Interest on the term loan was variable at a rate of prime plus 37.5 basis points. During the year ended September 30, 2000, Roebling Financial Corp, Inc. paid off the ESOP loan to the third party Bank. In fiscal 2004, the ESOP purchased 72,861 shares of common stock

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


14. BENEFIT PLANS (CONT'D)
-----------------

in the second-step conversion with the proceeds of a $776,000 loan from the Company, which has a 10-year term and an interest rate of 4.75%. $47,000 of the proceeds were used to pay off the prior outstanding debt.

Shares purchased with the loan proceeds were initially pledged as collateral for the loans and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account are in an amount proportional to the loan repayment. Shares are allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

The ESOP is accounted for in accordance with Statement of Position 93-6, "Accounting for Employee Stock Ownership Plans," which was issued by the American Institute of Certified Public Accountants in November 1993. Accordingly, the ESOP shares pledged as collateral are reported as unallocated ESOP shares in the statements of financial condition. As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was $48,000 and $32,000 for the years ended September 30, 2004 and 2003, respectively.

The ESOP shares were as follows, as adjusted for the exchange:

                                                             Year Ended
                                                             September 30,
                                                       -------------------------
                                                         2004             2003
                                                       --------         --------

Allocated shares                                         43,505           37,289
Shares committed to be released                            --               --
Unreleased shares                                        91,505           24,860
                                                       --------         --------
Total ESOP shares                                       135,010           62,149
                                                       --------         --------
Fair value of unreleased shares                        $915,050         $137,984
                                                       ========         ========


15.  CHARTER CONVERSION, STOCK OFFERING, AND REORGANIZATION
-----------------------------------------------------------

On April 8, 2004, the Boards of Directors of Roebling Financial Corp., MHC (the "MHC"), Roebling Financial Corp, Inc., and Roebling Bank adopted a plan to convert from the mutual holding company form of organization to a fully public holding company structure (the "Conversion"). The former Roebling Financial Corp, Inc. was a federally chartered mid-tier mutual holding company with approximately 54% of its stock being held by the MHC and the remaining 46% being held by public shareholders. The Conversion was completed on September 30, 2004. At that time, the MHC merged into the Bank, and no longer exists. Roebling Financial Corp, Inc. was succeeded by a new New Jersey corporation known as Roebling Financial Corp, Inc. Common shares representing the ownership interest of the MHC were sold in a subscription offering and a community offering. Common shares owned by public shareholders (shareholders other than the MHC) were converted into the right to receive new shares of Roebling Financial Corp, Inc. common stock determined pursuant to an exchange ratio. The exchange ratio ensured that immediately after the Conversion and exchange of existing shares for new shares, the public shareholders owned the same aggregate percentage of Roebling Financial Corp, Inc. common stock that they owned immediately prior to the Conversion, excluding any shares purchased in the offering.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


15.  CHARTER CONVERSION, STOCK OFFERING, AND REORGANIZATION
-----------------------------------------------------------

Roebling Financial Corp, Inc. sold 910,764 shares of common stock at $10.00 per share in the offering completed on September 30, 2004, including 72,861 shares purchased by the ESOP. In addition, each of the outstanding shares of common stock of Roebling Financial Corp, Inc. (195,960 shares, excluding the MHC) was converted into 3.9636 shares of the new Roebling Financial Corp, Inc. resulting in 776,639 outstanding shares. A total of 1,687,403 shares were outstanding as a result of the offering and share exchange. Net cash proceeds from the offering were as follows (in thousands):

       Total cash proceeds (910,764 shares)                      $ 9,108
       Offering costs                                               (648)
                                                                 -------
              Net offering proceeds                                8,460
       Assets received from the MHC                                   95
                                                                 -------
       Increase in common stock and additional paid-in capital     8,555
       Shares purchased by the ESOP (72,861 shares)                 (729)
                                                                 -------
       Net cash proceeds                                         $ 7,826
                                                                 =======


The Conversion and related transactions were accounted for at historical cost, with no resulting change in the historical carrying amounts of assets and liabilities. Consolidated stockholders' equity increased by the net cash proceeds from the offering. Share and per share data for all periods have been adjusted to reflect the additional shares outstanding as a result of the offering and share exchange.

16.  FAIR VALUES OF FINANCIAL INSTRUMENTS
-----------------------------------------

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and Cash Equivalents and Certificates of Deposit
-----------------------------------------------------

The carrying amounts of cash and short-term instruments approximate their fair value.

Investment and Mortgage-Backed Securities
-----------------------------------------

Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

Loans Receivable
----------------

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



16.  FAIR VALUES OF FINANCIAL INSTRUMENTS (CONT'D)
----------------------------------------

Deposit Liabilities
-------------------

The fair value of demand deposits, savings deposits and money market accounts were the amounts payable on demand. The fair values of certificates of deposit were based on the discounted value of contractual cash flows. The discount rate was estimated using the rate currently offered for deposits of similar remaining maturities.

Short-Term Borrowings
---------------------

The carrying amounts of federal funds purchased, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Long-Term Debt
--------------

The fair value of long-term debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest Receivable
---------------------------

The carrying amounts of accrued interest approximate their fair values.

Federal Home Loan Bank of New York Stock
----------------------------------------

Federal Home Loan Bank of New York stock is valued at cost.

Off-Balance-Sheet Instruments
-----------------------------

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded. Their fair value would approximate fees currently charged to enter into similar agreements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


16.  FAIR VALUES OF FINANCIAL INSTRUMENTS (CONT'D)
-----------------------------------------

Off-Balance-Sheet Instruments (Cont'd)
-----------------------------

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

                                                   September 30, 2004             September 30, 2003
                                                 ----------------------         ------------------------
                                                 Carrying         Fair          Carrying          Fair
                                                  Amount          Value          Amount           Value
                                                 -------          -----         --------          -----
Financial Assets
----------------

Cash and cash equivalents                         $ 3,697         $ 3,697        $ 2,032         $ 2,032
Certificates of deposit                             1,200           1,200          1,700           1,700
Securities available for sale                      24,172          24,172         23,884          23,884
Securities held to maturity                           979             996          1,802           1,831
Loans held for sale                                   148             148              -               -
Loans receivable                                   64,376          64,579         55,362          56,400
Accrued interest receivable                           388             388            383             383
FHLB stock                                            558             558            564             564

Financial Liabilities
---------------------

Deposits                                           79,817             79,955      78,408          78,927
Borrowed funds                                      1,000           1,033          1,200           1,200

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Further, the foregoing estimates may not reflect the actual amount that could be realized if all or substantially all of the financial instruments were offered for sale.

In addition, the fair value estimates were based on existing on-and-off balance sheet financial instruments without attempting to value the anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include real estate owned, premises and equipment, and advances from borrowers for taxes and insurance. In addition, the tax ramifications related to the realization of the unrealized gains and losses have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. The lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


17.  RECENT ACCOUNTING PRONOUNCEMENTS
-------------------------------------

The Company adopted Financial Accounting  Standards Board (FASB)  Interpretation
(FIN) 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, on January 1, 2003. FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. Financial letters of credit require the Company to make payment if the customer's financial condition deteriorates, as defined in the agreements. Performance letters of credit require the Company to make payments if the customer fails to perform certain non-financial contractual obligations. The Company previously did not record a liability when guaranteeing obligations unless it became probable that the Company would have to perform under the guarantee. FIN 45 applies prospectively to guarantees the Company issues or modifies subsequent to December 31, 2002. At September 30, 2004 and 2003, the Company was not contingently liable for any financial and performance letters of credit. It is the Company's practice to generally hold collateral and/or obtain personal guarantees supporting any outstanding letter of credit commitments. In the event that the Company is required to fulfill its contingent liability under a standby letter of credit, it could liquidate the collateral held, if any, and enforce the personal guarantee(s) held, if any to recover all or a portion of the amount paid under the letter of credit.

                          ROEBLING FINANCIAL CORP, INC.

                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

                John J. Ferry, Chairman of the Board of Directors
                          President, Ferry Construction
                  John A. LaVecchia, Director and Vice Chairman
               General Manager, Brandow Group, Chevrolet Division
           Frank J. Travea, III, President and Chief Executive Officer
      Janice A. Summers, Senior Vice President, Chief Operating Officer and
                             Chief Financial Officer
                             Mark V. Dimon, Director
                        Sole Proprietor, Dimon Oil Corp.
                             Joan K. Geary, Director
                            President, Keating Realty
                           George N. Nyikita, Director
             Executive Director, Burlington County Bridge Commission
                     Robert R. Semptimphelter, Sr., Director
                   Principal, Farnsworth & Semptimphelter, LLC

                             ROEBLING BANK OFFICERS

                     Frank J. Travea, III, President and CEO
              Janice A. Summers, Senior Vice President, COO and CFO
           Anthony Caprice, Senior Vice President, Senior Loan Officer
                 Bonnie L. Horner, Vice President, Loan Officer
               John Y. Leacott, Vice President, Accounting Manager

                              ROEBLING BANK OFFICES

            Route 130 South and Delaware Avenue, Roebling, New Jersey
                      34 Main Street, Roebling, New Jersey
                    8 Jacobstown Road, New Egypt, New Jersey
             761 Delaware Avenue, Roebling, New Jersey (Loan Center)

CORPORATE OFFICE                     TRANSFER AGENT
----------------                     --------------
Route 130 South and Delaware Avenue  Registrar and Transfer Company
Roebling, New Jersey 08554           10 Commerce Drive
                                     Cranford, New Jersey 07016

INDEPENDENT AUDITORS                  SPECIAL COUNSEL
--------------------                  ---------------
Fontanella and Babitts                Malizia Spidi & Fisch, PC
534 Union Boulevard                   1100 New York Avenue, N.W., Suite 340 West
Totowa, New Jersey 07512              Washington, D.C.  20005

Our Annual Report for the year ended September 30, 2004 as filed with the Securities & Exchange Commission on Form 10-KSB, including exhibits, is available without charge upon written request. For a copy of the Form 10-KSB, please contact Frank J. Travea, III at our Corporate Office. The Annual Meeting of Stockholders will be held on January 31, 2005 at 3:30 p.m. at Bung's Tavern, 2031 Route 130 South, Burlington, New Jersey.

                                 [BRIDGE LOGO]

                          Roebling Financial Corp, Inc.

                       Route 130 South and Delaware Avenue
                           Roebling, New Jersey 08554

                              PHONE: (609) 499-0355
                               FAX: (609) 499-3624




             Stock Listing on the OTC Bulletin Board - Symbol "RBLG"