Form 10KSB, Exhibit 13
period 2005-09-30
Roebling Financial Corp, Inc.
filed 2005-12-22
CIK 1293283

ROEBLING FINANCIAL CORP, INC.
                               2005 ANNUAL REPORT



TABLE OF CONTENTS



President's Message.........................................................  1

Corporate Profile and Stock Market Information..............................  2

Selected Financial Information .............................................  3

Management's Discussion and Analysis of
 Financial Condition and Results of Operations..............................  4

Report of Independent Registered Public Accounting Firm..................... 15

Consolidated Financial Statements........................................... 16

Notes to Consolidated Financial Statements.................................. 22

Office Locations and Other Corporate Information............................ 43

[LOGO]  ROEBLING FINANCIAL CORP, INC.







To our Shareholders and Customers:

It is with pleasure I present you with our 2005 Annual Report, reflecting another year of gratifying accomplishments for Roebling Financial Corp, Inc. Total assets reached $111.9 million, an increase of $14.5 million or 14.9%, total net loans reached $76.6 million, an increase of $12.2 million or 18.9% and total deposits reached $84.9 million, an increase of $5.0 million or 6.3%. This growth would not have been possible without the dedicated officers and staff that assist in the day to day operation of our bank and the tireless support received from our Directors.

Your company was able to consolidate all administrative functions into our Westampton Administrative Center, providing improved efficiencies in our daily work. During the late summer we opened a new retail branch in Westampton and began planning for our next branch, scheduled to open in Delran in 2006. During this past year, we introduced our online banking product and made enhancements to the overall web site.

Our earnings reached an all time high of $611,000 even during this period of record low interest rates and narrowing margins. Our strategy remains the same as in the past: to operate as a well-capitalized, independent community bank and to provide the highest level of customer service possible.

We remain grateful to our customers for their business and the support from our shareholders.

Sincerely,

/s/ Frank J. Travea, III


Frank J. Travea, III
President and Chief Executive Officer


Route 130 South & Delaware Avenue, P O Box 66, Roebling, NJ 08554 (609) 499-9400

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

         We currently conduct our business through Roebling Bank (the "Bank") with four full service offices located in Roebling, New Egypt and Westampton, New Jersey and an administrative center also located in Westampton, New Jersey. We offer a broad range of deposit and loan products to individuals, families and small businesses. At September 30, 2005, we had consolidated assets of $111.9 million, deposits of $84.9 million, and stockholders' equity of $16.0 million.

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

        QUARTER ENDED                              HIGH              LOW
        -------------                              ----              ---

       September 30, 2005                        $ 9.95           $ 9.65
       June 30, 2005                              10.00             9.10
       March 31, 2005                              9.90             9.41
       December 31, 2004                          10.03             9.20
       September 30, 2004                         10.02             8.58
       June 30, 2004                              10.09             8.07
       March 31, 2004                              7.57             5.80
       December 31, 2003                           6.56             5.55

         As of September 30, 2005 there were 1,710,045 shares of our common stock outstanding and approximately 550 holders of record. This number does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. The Company declared its first dividend on November 7, 2005. A cash dividend of $.10 per share was declared, payable to stockholders of record as of November 28, 2005, with payment on December 27, 2005. The payment of future dividends will be subject to the periodic review of the financial condition, results of operations and capital requirements of the Company and Bank.

SELECTED FINANCIAL INFORMATION

                                                                         AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                                     --------------------------------------------
                                                                         2005            2004             2003
                                                                        --------        --------        --------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED BALANCE SHEET DATA:
Assets......................................................            $111,859        $ 97,372        $ 87,744
Loans receivable, net.......................................              76,551          64,376          55,362
Securities:
    Available-for-sale......................................              27,160          24,172          23,884
    Held-to-maturity........................................                 558             979           1,802
Deposits....................................................              84,856          79,817          78,408
Borrowed funds..............................................              10,000           1,000           1,200
Shareholders' equity........................................              16,048          15,553           7,180
SELECTED RESULTS OF OPERATIONS:
Interest income.............................................             $ 5,117         $ 4,279         $ 4,380
Interest expense............................................               1,218             892           1,175
Net interest income.........................................               3,899           3,387           3,205
Provision for loan losses...................................                  89              22              60
Non-interest income.........................................                 475             462             501
Non-interest expense........................................               3,208           2,886           2,686
Net income..................................................                 611             527             559
PER SHARE DATA: (1)
Earnings per share - basic .................................              $ 0.38          $ 0.32          $ 0.34
Earnings per share - diluted................................                0.38            0.31            0.33
Book value per share........................................                9.38            9.22            4.26
Weighted average basic shares outstanding...................           1,612,531       1,666,313       1,657,768
Weighted average diluted shares outstanding.................           1,624,133       1,688,838       1,671,961
PERFORMANCE RATIOS:
Return on average assets....................................               0.59%           0.59%           0.65%
Return on average equity....................................                3.87            7.06            7.85
Net interest rate spread....................................                3.53            3.76            3.62
Net interest margin.........................................                3.93            4.00            3.95
Efficiency ratio............................................               73.33           74.98           72.48
Average interest-earning assets to average
   interest-bearing liabilities.............................               1.33x           1.22x           1.23x
ASSET QUALITY RATIOS:
Non-performing loans to total assets........................               0.05%           0.17%           0.09%
Non-performing loans to total loans, net....................                0.08            0.25            0.14
Net charge-offs to average loans............................                0.01            0.01          (0.01)
Allowance for loan losses to total loans at period end......                0.74            0.76            0.85
Allowance for loan losses to non-
   performing loans at period end...........................              10.16x           3.01x           5.91x
CAPITAL RATIOS:
Average equity to average assets............................              15.17%           8.35%           8.31%
Equity to assets at period end..............................               14.35           15.97            8.18

-------
(1) Per Share Data has been adjusted for prior years to reflect the 3.9636 exchange ratio in the second-step conversion.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "intends", "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

     The accounting and reporting policies of Roebling Financial Corp, Inc. conform with the accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

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

     While we believe that we use the best information available to perform our loan loss allowance analysis, adjustments to the allowance in the future may be necessary. Changes in underlying estimates could result in the requirement for additional provisions for loan losses. For example, a rise in delinquency rates may cause us to increase the reserve percentages we apply to loan groups for purposes of calculating general allocations, or may require additional specific allocations for impaired loans. In addition, actual loan losses may be significantly more than the reserves we have established. Each of these scenarios would require additional provisions, which could have a material negative effect on our financial results. At September 30, 2005, and 2004, the ratio of the allowance for loan losses to total loans outstanding was .74% and ..76%, respectively. A 25% increase in this ratio would have increased the allowance by $143,000 and $123,000 at September 30, 2005 and 2004, respectively.

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

     We intend to continue to emphasize a variety of deposit and loan products, with the latter consisting primarily of one-to-four family and multifamily mortgages, home equity loans, commercial real estate and construction loans. We intend to grow our branch network, which will expand our geographic reach, and may consider the acquisition of other financial institutions or branches. In fiscal 2005 we relocated our loan center from a leased facility in Roebling to a newly-leased site in Westampton Township, Burlington County. We also centralized our back-office and administrative operations and opened a retail banking facility at this new site. In addition, we have purchased a parcel of land at another site in Burlington County, where we intend to construct a building to be used for a new retail branch. The additional capital that we raised in 2004 will be used to support the growth of these two branches. We also introduced a new delivery channel in 2005, when we introduced internet banking. This has been very well received by our customer base.

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

     We have made a significant effort to maintain our level of lower-cost deposits as a method of enhancing profitability. We had approximately 63% and 66% of our deposits in low-cost savings, checking and money market accounts at September 30, 2005 and 2004, respectively. These deposits have traditionally remained relatively stable and are expected to be only moderately affected in a period of rising interest rates.

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

     The following table represents our NPV ratios at September 30, 2005. This data was calculated by the OTS, based upon information we provided to them.


                Changes               NPV
                 in Rate              Ratio(1)         Change(2)
                ---------             --------         ---------
                +300 bp               13.98%           - 211 bp
                +200 bp               14.76%            -134 bp
                +100 bp               15.48%             -62 bp
                   0 bp               16.10
                - 100 bp              16.37%             +27 bp
                 -200 bp              16.06%              -4 bp
                 -300 bp               - -(3)            - -(3)

(1)      Calculated as the estimated NPV divided by the present value of assets.
(2) Calculated as the increase (decrease) in the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.
(3) Due to the low interest rate environment, no calculation was available from the OTS.

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

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 2005 AND 2004

     ASSETS. Total assets increased $14.5 million, or 14.9%, to $111.9 million at September 30, 2005, from $97.4 million at September 30, 2004. This increase is largely attributable to a $12.2 million increase in net loans receivable. Other changes include a $2.6 million increase in securities and a $1.0 million increase in premises and equipment, partially offset by a $900,000 decrease in certificates of deposit and a $600,000 decrease in cash and cash equivalents. The loans receivable, net, portfolio increased by 18.9% to $76.6 million at September 30, 2005 from $64.4 million at September 30, 2004, while the loan to asset ratio increased to 68.4% from 66.1% during the same period. We intend to continue to work with the goal of increasing the loan to asset ratio, as loans generally generate higher yields than investment securities, thereby contributing to more interest income. The increase in loans receivable, net was primarily attributable to an increase of $8.6 million in the commercial real estate, multi-family and construction and land loan portfolios, which increased by 64.0%, to $21.927 million at September 30, 2005 from $13.367 million at September 30, 2004. The one-to-four family mortgage portfolio increased by $2.9 million, to $36.956 million from $34.041 million during the same period, while the home equity loan portfolio increased by $900,000 to $16.5 million from $15.6 million. Loans secured by one-to-four family residences, including home equity loans, have historically comprised the majority of the loan portfolio. While we expect this trend to continue, we intend to continue to increase commercial lending, primarily mortgage-secured, in the future and, as a result, anticipate a continued shift in the ratio of one-to-four family mortgages and commercial related loans, including multifamily, commercial real estate and construction and land loans. The one-to-four family and home equity loan portfolios represented 69.8% of loans receivable, net at September 30, 2005 and 77.0% at September 30, 2004. Premises and equipment increased by $1.0 million, to $2.765 million at September 30, 2005, from $1.726 million at September 30, 2004. This increase resulted from expenditures related to the fit-up and furnishing of our new facility in Westampton, as well as the purchase of a parcel of land for a future branch site.

     LIABILITIES. Total liabilities increased $14.0 million to $95.8 million at September 30, 2005 from $81.8 million at September 30, 2004. Deposits increased by $5.0 million, or 6.3%, to $84.856 million at September 30, 2005 from $79.817 million at September 30, 2004, while borrowed funds increased by $9.0 million during the same period, to $10.0 million at September 30, 2005, from $1.0 million at September 30, 2004. Our newest retail banking office opened in August, 2005 in our administrative facility located in Westampton, in Burlington County, New Jersey, and contributed to the increase in deposits. While we continue to focus on increasing our core deposit accounts, we experienced a larger increase in the non-core certificate of deposit portfolio during the year ended September 30, 2005. Core deposits, which include lower-costing checking and savings accounts, increased by $1.0 million for the year ended September 30, 2005, to $53.8 million from $52.8 million, while the percentage of core deposits to total deposits decreased to 63.4% at September 30, 2005 from 66.1% at September 30, 2004. During the same period, certificates of deposits increased by $4.0 million, or 14.9%, to $31.0 million at September 30, 2005 from $27.0 million at September 30, 2004. The rise in interest rates this year has contributed to a movement of funds back into the certificate of deposit market and we expect this trend to continue for some time. The deposit market continues to be increasingly competitive and it will be an ongoing challenge to increase deposits and market share. As of June 30, 2005, the latest date for which branch deposit data is available from the FDIC, our market share increased in both the Roebling and New Egypt marketplaces compared to June 30, 2004. Our borrowed funds, which consist solely of advances from the Federal Home Loan Bank ("FHLB") of New York, were used to fund the increase in our loan portfolio.

     STOCKHOLDERS' EQUITY. Stockholder's equity was $16.0 million at September 30, 2005, increasing slightly from $15.6 million at September 30, 2004. The largest components of the change in stockholders' equity for the year ended September 30, 2005 include net income of $611,000, offset by a $358,000 change in the unrealized gain or loss on available-for-sale securities, adjusted for deferred income taxes. During the same period, 22,642 shares were issued upon the exercise of stock options at an exercise price of $3.595 per share and 2,101 shares were purchased for the restricted stock plan at a total cost of $21,000. In addition, the amortization of ESOP shares, the allocation of restricted stock plan shares and the tax benefit associated with stock benefit plans added $89,000, $6,000 and $86,000, respectively, to stockholders' equity in the same time period.

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

                                            FOR THE YEAR ENDED SEPTEMBER 30,    FOR THE YEAR ENDED SEPTEMBER 30,
                                                      2005                                  2004
                                           ---------------------------------    ----------------------------------
                                           AVERAGE                 AVERAGE      AVERAGE                  AVERAGE
                                           BALANCE    INTEREST    YIELD/COST    BALANCE    INTEREST    YIELD/COST
                                           -------    --------    ----------    -------    --------    ----------
                                                      (ACTUAL)                             (ACTUAL)
                                              (DOLLARS IN THOUSANDS)                 (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans receivable (1)                       $ 68,318     $4,019         5.88%     $59,645     $3,466         5.81%
 Investment securities                        29,355      1,025         3.49       22,583        746         3.30
 Other interest-earning assets (2)             1,535         73         4.76        2,490         67         2.69
                                            --------     ------         ----      -------     ------         ----
  Total interest-earning assets               99,208     $5,117         5.16       84,718     $4,279         5.05
                                                         ------                               ------
Non-interest-earning assets                    5,014                                4,686
                                            --------                              -------
  Total assets                              $104,222                              $89,404
                                            ========                              =======

Interest-bearing liabilities:
 Interest-bearing checking                  $ 11,779     $   19         0.16%     $11,721     $   21         0.18%
 Savings accounts                             22,693        125         0.55       23,244        138         0.59
 Money market accounts                         6,380         73         1.14        6,201         45         0.73
 Certificates of deposit                      28,274        789         2.79       27,226        671         2.47
 Borrowings                                    5,598        212         3.79          896         17         1.90
                                            --------     ------         ----      -------     ------         ----
  Total interest-bearing liabilities          74,724     $1,218         1.63       69,288     $  892         1.29
                                                         ------                               ------
Non-interest-bearing liabilities (3)          13,687                               12,650
                                            --------                              -------
  Total liabilities                           88,411                               81,938
Stockholders' equity                          15,811                                7,466
                                            --------                              -------
 Total liabilities and stockholders'
   equity                                   $104,222                              $89,404
                                            ========                              =======
Net interest income                                      $3,899                               $3,387
                                                         ======                               ======
Interest rate spread (4)                                                3.53%                                 3.76%
Net interest margin (5)                                                 3.93%                                 4.00%
Ratio of average interest-earning assets
  to average interest-bearing                                         132.77%                               122.27%
liabilities

---------------------------------
(1) Average balances include non-accrual loans. Interest income includes amortization of net deferred loan fees and (costs) of $119 and ($12,947) for the fiscal years 2005 and 2004, respectively.
(2) Includes interest-bearing deposits in other financial institutions and FHLB stock. Tax exempt interest is not presented on a taxable equivalent basis.
(3) Includes average non-interest-bearing deposits of $12,944,000 and $11,924,000 for the years ended September 30, 2005 and 2004, respectively.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets. .

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

                                         YEAR ENDED SEPTEMBER 30,                 YEAR ENDED SEPTEMBER 30,
                                             2005  VS. 2004                            2004  VS. 2003
                                     -------------------------------            ----------------------------
                                           INCREASE (DECREASE)                       INCREASE (DECREASE)
                                                DUE TO                                    DUE TO
                                     -------------------------------            ----------------------------
                                      VOLUME      RATE        NET                VOLUME     RATE       NET
                                      ------      ----        ---                ------     ----       ---
                                                                  (In thousands)
Interest-earning assets:
 Loans receivable                      $510       $ 43       $553                $ 494     $(334)     $ 160
 Investment securities                  235         44        279                 (105)     (105)      (210)
 Other interest-earning assets         (33)         39          6                  (46)       (5)       (51)
                                       ----       ----          -                -----     -----      -----
  Total interest-earning assets        $712       $126       $838                $ 343     $(444)     $(101)
                                       ====       ====       ====                =====     =====      =====

Interest-bearing liabilities:
 Interest-bearing checking             $---       $ (2)      $ (2)               $   4     $ (35)     $ (31)
 Savings accounts                        (3)       (10)       (13)                  28      (114)       (86)
 Money market accounts                    1         27         28                   (3)      (29)       (32)
 Certificates of deposit                 27         91        118                  (36)     (115)      (151)
 Borrowings                             164         31        195                   17        --         17
                                        ---      -----       ----                -----     -----      -----
   Total interest-bearing
    Liabilities                        $189       $137       $326                $  10     $(293)     $(283)
                                       ====       ====       ====                =====     =====      =====

Net interest income                    $523       $(11)      $512                $ 333     $(151)     $ 182
                                       ====       ====       ====                =====     =====      =====

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

         NET INCOME. For the year ended September 30, 2005, the Company reported net income of $611,000, or $.38 per diluted share, compared to $527,000, or $.31 per diluted share, for the prior year. The $84,000 increase in net income was primarily due to a $446,000 increase in net interest income after provision for loan losses and a $13,000 increase in non-interest income, offset by a $322,000 increase in non-interest expense and a $53,000 increase in income taxes.

         INTEREST INCOME. The average balance of total interest-earning assets for the year ended September 30, 2005 increased by $14.5 million compared to the year ended September 30, 2004, while the average yield increased slightly to 5.16% from 5.05%. The increase in total interest income of $838,000 for the year ended September 30, 2005 is comprised primarily of increases in interest income of $553,000 on loans receivable and $279,000 on investment securities. While average loan receivable balances increased by $8.7 million for the year ended September 30, 2005 compared to the same 2004 period, the average yield increased to 5.88% from

5.81%. For the year ended September 30, 2005, the average balance of investment securities increased by $6.8 million compared to the same 2004 period, while the average yield increased to 3.49% from 3.30%.

     INTEREST EXPENSE. Interest expense increased $326,000 to $1,218,000 for the year ended September 30, 2005 from $892,000 for the same 2004 period. The increase in interest expense was due to an increase in average interest-bearing liability balances of $5.4 million as well as an increase in the average cost of interest-bearing liabilities to 1.63% from 1.29%. Average interest-bearing deposit balances increased by $734,000 with an increase in the average cost to 1.46% for the year ended September 30, 2005 compared to 1.28% for the same 2004 period, while average borrowings increased by $4.7 million, with an increase in the average cost to 3.79% from 1.90%.

     NET INTEREST INCOME. Net interest income increased $512,000 to $3.9 million for the year ended September 30, 2005, compared to $3.4 million for the year ended September 30, 2004. After a period of historically low interest rates, the Federal Reserve began tightening monetary policy in June, 2004, and has increased the Federal Funds rate eleven times, by 25 basis points each time, since then. The yield curve has flattened in that time period, as short-term rates have risen, but long-term rates have actually declined. Reflecting the current rate environment, the Company's spread and margin have compressed slightly, as the average yield on total interest-earning assets for the year ended September 30, 2005 increased by 11 basis points compared to the year ended September 30, 2004, while the overall cost of funds increased 34 basis points for the same period. As a result, the interest rate spread declined by 23 basis points, to 3.53% for the year ended September 30, 2005 compared to 3.76% for the year ended September 30, 2004. The net interest margin was 3.93% and 4.00%, respectively, for the same periods.

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

     The provision for loan losses was $89,000 for the year ended September 30, 2005, compared to $22,000 for the same period in 2004. The allowance for loan losses was $573,000, or .74% of total loans outstanding at September 30, 2005, compared to $491,000, or .76% of total loans outstanding at September 30, 2004. The ratio of the allowance for loan losses to non-performing loans increased to
10.16 times at September 30, 2005 from 3.01 times at September 30, 2004.

     NON-INTEREST INCOME. Non-interest income increased $13,000, or 2.8%, to $475,000 for the year ended September 30, 2005, compared to $462,000 for same period in 2004. Increases in non-interest income were primarily due to an increase in loan fees and late charges, which increased by $19,000, or 33.7%, to $74,000 for the year ended September 30, 2005, from $55,000 for the same 2004 period. This increase is primarily attributable to the receipt of a prepayment penalty upon the payoff of one commercial real estate loan.

     NON-INTEREST EXPENSE. Non-interest expense increased $322,000, or 11.1%, to $3.2 million for the year ended September 30, 2005, from $2.9 million for the same period in 2004. The most significant increases were in compensation and benefits, occupancy and equipment expense and other expense. Compensation and benefits increased by $124,000, primarily the result of staff additions to accommodate the continued growth of the Bank and increased benefit costs, largely attributable to the Employee Stock Ownership Plan ("ESOP"). The majority of the increase in ESOP compensation expense is due an increase in the number of allocated shares, which is a result of the additional shares purchased in conjunction with the second step offering. Occupancy and equipment expense increased by $111,000. The increase in occupancy and equipment expense was attributable to the addition of our newest facility in Westampton, with increased rent, depreciation and amortization expenses. Other expense increased by $80,000, primarily related to increased costs associated with being a full public company and additional marketing expenses associated with the opening of the Westampton banking office.

     Management expects increased expenses in the future as a result of the establishment of additional stock benefit plans. In addition, with the current and planned expansion of our branch office network, expenses related to such expansion will result in increases in occupancy and equipment expense and compensation and benefits expense relating to the additional staff required. Compliance with the Sarbanes-Oxley Act will also result in additional expenses in the future.

     INCOME TAXES. The provision for income taxes increased $53,000 or 12.75% to $467,000 for the year ended September 30, 2005 from $414,000 for the year ended September 30, 2004. The increase in tax expense is attributable primarily to the Company's higher level of pre-tax earnings. The Company's effective tax rate, however, declined to 43% for the 2005 fiscal year from 44% for the 2004 fiscal year. For additional information, see Notes 1 and 11 of the Notes to Consolidated Financial Statements.

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

     Our liquidity, represented by cash and cash equivalents and investment securities, is a product of our operating, investing and financing activities. Our primary sources of liquidity are deposits, loan and investment security repayments and sales, and borrowed funds. While scheduled payments from the amortization and maturity of loans, investment securities and short-term investments are relatively predictable sources of funds, deposit flows, loan and mortgage-backed security prepayments and investment security calls are greatly influenced by general interest rates, economic conditions and competition. We monitor projected liquidity needs to ensure that adequate liquidity is maintained on a daily and long-term basis. We have the ability to borrow from the FHLB of New York, or others, should the need arise. As of September 30, 2005, we had $10.0 million in outstanding borrowings from the FHLB of New York.

     Cash flows from financing activities increased by approximately $5.0 million during the year ended September 30, 2005 to $14.1 million compared to $9.1 million in the prior fiscal year primarily due to increases in short and long-term borrowings and net increases in deposits. The Company's primary use of cash was in investing activities including loan disbursements and purchases of investments securities. Cash used in investment activities increased $7.6 million to $15.8 million compared to $8.2 million in the prior fiscal year.

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

     Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amounts of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. We generally do not require collateral or other security to support financial instruments with credit risk, with the exception of letters of credit.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. We have approved lines of credit unused but accessible to borrowers totaling $7.8 million and $9.8 million at September 30, 2005 and 2004, respectively. Our experience has been that approximately 55% of loan commitments are drawn upon by customers.

     At September 30, 2005 and 2004, we had $8.9 million and $3.6 million in outstanding commitments to fund loans and $132,000 and $123,000 in outstanding commercial letters of credit, respectively. At September 30, 2004, there were outstanding commitments to sell loans of $148,000 and to purchase investment securities of $500,000. There were no such commitments outstanding at September 30, 2005.

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

RECENT ACCOUNTING PRONOUNCEMENTS

     Accounting for Stock-Based Payments: In December 2004, the FASB issued SFAS No. 123 (revised), "Share-Based Payment." SFAS No. 123 (revised) replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123 (revised) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies' footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method.

     On April 14, 2005, the Securities and Exchange Commission (the "SEC") adopted a new rule that amends the compliance dates for SFAS No. 123 (revised). Under the new rule, the Company is required to adopt SFAS No. 123 (revised) in the first annual period beginning after December 15, 2005. Early application of SFAS No. 123 (revised) is encouraged, but not required. Accordingly, the Company is required to record compensation expense for all new awards granted and any awards modified after October 1, 2006. In addition, the transition rules under SFAS No. 123 (revised) will require that, for all awards outstanding at October 1, 2006, for which the requisite service has not yet been rendered, compensation cost will be recorded as such service is rendered after October 1, 2006.

     The pronouncement related to stock-based payments will not have any effect on our existing historical consolidated financial statements and restatement of previously reported periods will not be required.

     Accounting For Variable Interest Entities: In December 2003, the FASB issued a revision to Interpretation 46, "Consolidation of Variable Interest Entities," which established standards for identifying a variable interest entity ("VIE") and for determining under what circumstances a VIE should be consolidated with its primary beneficiary. Application of this interpretation is required in financial statements of public entities that have interests in special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of VIE is required in financial statements for periods ending after March 15, 2004. Small business issuers must apply this interpretation to all other types of VIE at the end of the first reporting period ending after December 15, 2004. The adoption of this interpretation has not had and is not expected to have a material effect on the Company's financial position or results of operations.

FONTANELLA AND BABITTS
CERTIFIED PUBLIC ACCOUNTANTS

                                                             534 Union Boulevard
                                                   Totowa Boro, New Jersey 07512
                                                             Tel: (973) 595-5300
                                                             Fax: (973) 595-5890




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------



To the Board of Directors
Roebling Financial Corp, Inc. and Subsidiary



We have audited the accompanying consolidated statements of financial condition of Roebling Financial Corp, Inc. and Subsidiary, as of September 30, 2005 and 2004, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roebling Financial Corp, Inc. and Subsidiary, at September 30, 2005 and 2004, and the results of their operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.


                                        /s/ Fontanella and Babitts



December 16, 2005

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                 ----------------------------------------------

                                                                             September 30,
                                                                    ------------------------------
                                                                         2005             2004
                                                                    -------------    -------------
Assets
------

Cash and due from banks                                             $   2,427,721    $   1,820,076
Interest-bearing deposits                                                 647,361        1,876,646
                                                                    -------------    -------------
              Total cash and cash equivalents                           3,075,082        3,696,722

Certificates of deposit                                                   300,000        1,200,000
Securities available for sale                                          27,160,135       24,172,072
Securities held to maturity; approximate fair value of
  $565,000 (2005) and $996,000 (2004) respectively                        557,503          979,351
Loans held for sale                                                          --            148,000
Loans receivable, net                                                  76,550,816       64,376,261
Accrued interest receivable                                               476,741          388,413
Federal Home Loan Bank of New York stock, at cost                         601,600          557,900
Premises and equipment                                                  2,765,730        1,726,375
Other assets                                                              371,602          126,645
                                                                    -------------    -------------
              Total assets                                          $ 111,859,209    $  97,371,739
                                                                    =============    =============

Liabilities and stockholders' equity
------------------------------------

Liabilities
-----------

Deposits                                                            $  84,855,624    $  79,817,138
Borrowed funds                                                         10,000,000        1,000,000
Advances from borrowers for taxes and insurance                           395,766          438,626
Other liabilities                                                         559,767          562,482
                                                                    -------------    -------------
              Total liabilities                                        95,811,157       81,818,246
                                                                    -------------    -------------

Commitments and contingencies                                                --               --

Stockholders' equity
--------------------

Serial preferred stock, par value $.10, authorized 5,000,000
 shares, no shares issued                                                    --               --
Common stock; par value $.10; shares authorized and shares
 issued of 20,000,000 and 1,710,045 at September 30, 2005;
 20,000,000 and 1,687,403 at September 30, 2004; respectively             171,004          168,740
Additional paid-in-capital                                             10,326,722       10,151,118
Unallocated employee stock ownership plan shares                         (698,085)        (775,650)
Unallocated restricted stock plan shares                                  (14,067)            --
Retained earnings - substantially restricted                            6,546,979        5,935,876
Accumulated other comprehensive (loss) income - unrealized (loss)
 gain on securities available for sale, net of tax                       (284,501)          73,409
                                                                    -------------    -------------
              Total stockholders' equity                               16,048,052       15,553,493
                                                                    -------------    -------------
              Total liabilities and stockholders' equity            $ 111,859,209    $  97,371,739
                                                                    =============    =============

See accompanying notes to consolidated financial statements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

                                                              Year Ended
                                                              September 30,
                                                       -------------------------
                                                          2005            2004
                                                       ----------     ----------

Interest income:
   Loans receivable                                    $4,019,378     $3,466,057
   Securities                                           1,024,675        745,648
   Other interest-earning assets                           73,180         67,111
                                                       ----------     ----------
              Total interest income                     5,117,233      4,278,816
                                                       ----------     ----------

Interest expense:
   Deposits                                             1,006,388        875,468
   Borrowed funds                                         211,530         16,680
                                                       ----------     ----------
              Total interest expense                    1,217,918        892,148
                                                       ----------     ----------

Net interest income                                     3,899,315      3,386,668
Provision for loan losses                                  89,000         22,000
                                                       ----------     ----------
              Net interest income after
                provision for loan losses               3,810,315      3,364,668
                                                       ----------     ----------

Non-interest income:
   Loan fees                                               74,115         55,436
   Account servicing and other                            398,008        404,689
   Gain on sale of loans                                    3,087          1,945
                                                       ----------     ----------
              Total non-interest income                   475,210        462,070
                                                       ----------     ----------

Non-interest expense:
   Compensation and benefits                            1,715,093      1,590,658
   Occupancy and equipment                                431,901        320,550
   Service bureau and data processing                     401,958        395,638
   Federal insurance premiums                              11,328         11,705
   Other                                                  647,378        567,385
                                                       ----------     ----------
              Total non-interest expense                3,207,658      2,885,936
                                                       ----------     ----------

Income before income taxes                              1,077,867        940,802
Income taxes                                              466,764        413,976
                                                       ----------     ----------
              Net income                               $  611,103     $  526,826
                                                       ==========     ==========

Basic earnings per share                               $     0.38     $     0.32
                                                       ==========     ==========

Diluted earnings per share                             $     0.38     $     0.31
                                                       ==========     ==========
Weighted average shares
  outstanding - basic                                   1,612,531      1,666,313
                                                       ==========     ==========
Weighted average shares
  outstanding - diluted                                 1,624,133      1,688,838
                                                       ==========     ==========

See accompanying notes to consolidated financial statements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                 -----------------------------------------------

                                                               Year Ended
                                                              September 30,
                                                        -----------------------
                                                           2005           2004
                                                        ---------     ---------
Net income                                              $ 611,103     $ 526,826

Other comprehensive income,
  net of income taxes:
      Unrealized holding losses on
         securities available for sale, net of
         income tax benefit of $238,011
         and $18,313, respectively                       (357,910)      (27,539)
                                                        ---------     ---------
Comprehensive income                                    $ 253,193     $ 499,287
                                                        =========     =========

See accompanying notes to consolidated financial statements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 -----------------------------------------------

                                                                                                         Accumulated
                                               Additional      Unallocated   Unallocated                    Other
                                    Common       Paid-in          ESOP          RSP          Retained    Comprehensive
                                     Stock       Capital         Shares        Shares        Earnings    Income (Loss)   Total
                                    -------    -----------     ----------- ----------   ------------    ---------------  -----
Balance - September 30, 2003       $ 42,550    $ 1,690,532     $ (62,720)   $       -    $ 5,409,050    $ 100,948    $ 7,180,360

Net income                                -              -             -            -        526,826            -        526,826

Amortization of ESOP shares               -         32,185        15,680            -              -            -         47,865

Change in unrealized gain
 on securities available
 for sale, net of tax                     -              -             -            -              -      (27,539)       (27,539)

Proceeds from sale of common
 stock, net                         126,190      8,333,026             -            -              -            -      8,459,216

Common stock acquired by ESOP             -              -      (728,610)           -              -            -       (728,610)

Distribution from Roebling
 Financial Corp., MHC                     -         95,375             -            -              -            -         95,375
                                   --------    -----------     ---------    ---------    -----------    ---------    -----------
Balance - September 30, 2004        168,740     10,151,118      (775,650)           -      5,935,876       73,409     15,553,493

Net income                                -              -             -            -        611,103            -        611,103

Amortization of ESOP shares               -         11,211        77,565            -              -            -         88,776

Change in unrealized gain (loss)
 on securities available
 for sale, net of tax                     -              -             -            -              -     (357,910)      (357,910)

Exercise of stock options             2,264         79,133             -            -              -            -         81,397

Common stock acquired by RSP              -           (660)            -      (20,498)             -            -        (21,158)

Allocation of RSP shares                  -              -             -        6,431              -            -          6,431

Tax benefit of stock benefit
  plans                                   -         85,920             -            -              -            -         85,920
                                   --------    -----------     ---------    ---------    -----------    ---------    -----------
Balance - September 30, 2005       $171,004    $10,326,722     $(698,085)   $ (14,067)   $ 6,546,979    $(284,501)   $16,048,052
                                   ========    ===========     =========    =========    ===========    =========    ===========


See accompanying notes to consolidated financial statements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                                                                      Year Ended
                                                                      September 30,
                                                               ----------------------------
                                                                   2005           2004
                                                               ------------    ------------
Cash flows from operating activities:
   Net income                                                  $    611,103    $    526,826
   Adjustments to reconcile net income to
    net cash provided by operating activities:
       Depreciation                                                 192,229         154,502
       Amortization of premiums and discounts, net                   13,459          37,796
       Amortization of deferred loan fees and costs, net               (119)         12,947
       Provision for loan losses                                     89,000          22,000
       Origination of loans held for sale, net of repayments       (839,294)     (1,141,136)
       Gain on sale of loans                                         (3,087)         (1,945)
       Proceeds from sale of loans held for sale                    990,381         993,731
       (Increase) decrease in other assets                          (33,301)        159,553
       Increase in accrued interest receivable                      (88,328)         (5,175)
       Increase in other liabilities                                109,561          19,035
       Expense of ESOP and RSP                                       95,207          47,865
                                                               ------------    ------------
              Net cash provided by operating activities           1,136,811         825,999
                                                               ------------    ------------
Cash flows from investing activities:
   Proceeds from maturities of certificates of deposit              900,000         500,000
   Purchase of securities available for sale                     (8,756,318)    (12,509,061)
   Proceeds from payments and maturities of
    securities available for sale                                 5,158,896      12,137,558
   Purchase of securities held to maturity                               --        (140,125)
   Proceeds from payments and maturities
    of securities held to maturity                                  421,826         962,723
   Loan disbursements, net of principal repayments              (12,263,436)     (9,248,149)
   Proceeds from sale of loans                                           --         200,000
   (Purchase) redemption of Federal Home Loan Bank Stock            (43,700)          6,000
   Purchase of premises and equipment                            (1,231,584)       (131,048)
                                                               ------------    ------------
              Net cash used in investing activities             (15,814,316)     (8,222,102)
                                                               ------------    ------------

See accompanying notes to consolidated financial statements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
                 ----------------------------------------------

                                                                      Year Ended
                                                                      September 30,
                                                              ----------------------------
                                                                  2005            2004
                                                              ------------    ------------
Cash flows from financing activities:
   Net increase in deposits                                      5,038,486       1,409,235
   Net increase (decrease) in short-term borrowed funds          2,000,000      (1,200,000)
   Proceeds from long-term borrowed funds                        7,000,000       1,000,000
   (Decrease) increase in advance payments by borrowers
     for taxes and insurance                                       (42,860)         26,091
   Net proceeds from stock offering                                     --       8,459,216
   Purchase of common shares by ESOP                                    --        (728,610)
   Purchase of common shares by RSP                                (21,158)             --
   Proceeds from exercise of stock options                          81,397              --
   Distribution received from Roebling Financial Corp., MHC             --          95,375
                                                              ------------    ------------
              Net cash provided by financing activities         14,055,865       9,061,307
                                                              ------------    ------------

Net (decrease) increase in cash
  and cash equivalents                                            (621,640)      1,665,204

Cash and cash equivalents - beginning                            3,696,722       2,031,518
                                                              ------------    ------------
Cash and cash equivalents - ending                            $  3,075,082    $  3,696,722
                                                              ============    ============

Supplemental Disclosures of Cash Flow Information
-------------------------------------------------

Cash paid for:
   Interest on deposits and borrowed funds                    $  1,215,291    $    896,150
                                                              ============    ============

   Income taxes                                               $    360,892    $    359,551
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

In a rising interest rate environment, liabilities will generally reprice faster than assets, and there may be a reduction in the market value of long-term assets and net interest income. For this reason, management regularly monitors the maturity and interest-rate structure of the Company's assets and liabilities in order to control its level of interest-rate risk and to plan for future volatility.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
--------------------------------------------

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

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
---------------------------------------------

Loans and Allowance for Loan Losses (Cont'd)
-----------------------------------

Regardless of the extent of the analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent, but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends, and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans, among other factors. An unallocated allowance is maintained to recognize the existence of these exposures. These other credit risk factors are regularly reviewed and revised by management where conditions indicate that the estimates initially applied are different from actual results.

The Company accounts for its transfers and servicing of financial assets in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standards for accounting for the securitizations and other transfers of financial assets and collateral. Transfers of financial assets for which the Company has surrendered control of the financial assets are accounted for as sales to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Retained interests in a sale or securitization of financial assets are measured at the date of transfer by allocating the previous carrying amount between the assets transferred and based on their relative estimated fair values. The fair values of retained servicing rights and any other retained interests are determined based on the present value of expected future cash flows associated with those interests and by reference to market prices for similar assets. There were no transfers of financial assets to related or affiliated parties. As of September 30, 2005 and 2004, the Company has not recorded mortgage servicing assets due to the immateriality of the amount that would have been capitalized based upon the limited amount of assets secured by the Company.

Uncollected interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is reestablished, in which case the loan is returned to accrual status. At a minimum, an allowance is generally established for all interest payments that are more than 90 days delinquent.

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

Income Taxes
------------

Federal income taxes and state taxes have been provided on the basis of reported income. Deferred income taxes are provided for certain items in income and expense which enter into the determination of income for financial reporting purposes in different periods than for income tax purposes.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
---------------------------------------------

Accounting for Stock-Based Compensation
---------------------------------------

SFAS No. 123, "Accounting for Stock-Based Compensation," issued by the Financial Accounting Standards Board ("FASB"), establishes financial accounting and reporting standards for stock-based employee compensation plans. While all entities are encouraged to adopt the "fair value based method" of accounting for employee stock compensation plans, SFAS No. 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method" specified in Accounting Principles Board Opinion ("APB") No.
25. The Company has elected to apply the intrinsic value based method. Accordingly, no compensation expense has been recognized for the Stock Option Plan.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SFAS No. 123. SFAS No. 148 amends the disclosure requirements in SFAS No. 123 for stock-based compensation for annual periods ending after December 15, 2002 and for interim periods beginning after December 15, 2002. These disclosure requirements apply to all companies, including those that continue to recognize stock-based compensation under APB opinion No. 25.

There is no proforma effect on the Company's net income and earnings per share for the years ended September 30, 2005 and 2004.

Earnings Per Share
------------------

Basic earnings per share is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the Employee Stock Ownership Plan ("ESOP") and Restricted Stock Plan ("RSP"). Diluted earnings per share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effect of outstanding stock options and compensation grants, if dilutive, using the treasury stock method.

The following is a summary of the Company's earnings per share calculations:

                                                            Year Ended
                                                            September 30,
                                                      --------------------------
                                                         2005           2004
                                                      ----------      ----------

Net income                                            $  611,103      $  526,826
                                                      ==========      ==========
Weighted average common shares
  outstanding for computation of
  basic EPS (1)                                        1,612,531       1,666,313

Common-equivalent shares due to
  the dilutive effect of stock options
  and compensation grants                                 11,602          22,525
                                                      ----------      ----------

Weighted-average common shares
  for computation of diluted EPS                       1,624,133       1,688,838
                                                      ==========      ==========

Earnings per common share:
   Basic                                              $     0.38      $     0.32
   Diluted                                            $     0.38      $     0.31

(1) Excludes unallocated ESOP and RSP shares

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



2. CERTIFICATES OF DEPOSIT
--------------------------
                                                           September 30,
                                                    ----------------------------
                                                       2005              2004
                                                    ----------        ----------

Maturity
--------

Due within one year                                 $  300,000        $  900,000
After 1 year through 5 years                              --             300,000
                                                    ----------        ----------
                                                    $  300,000        $1,200,000
                                                    ==========        ==========


There are no uninsured certificates of deposit included above.

3. SECURITIES AVAILABLE FOR SALE
--------------------------------

                                                                         September 30, 2005
                                                    --------------------------------------------------------------
                                                                           Gross Unrealized
                                                      Amortized          ----------------------        Estimated
                                                        Cost             Gains          Losses         Fair Value
                                                        ----             -----          ------         ----------
Investment Securities
   U.S. Government and Agency Securities:
      Due within one year                           $  1,500,000        $     --      $  24,870       $  1,475,130
      Due after one year through five years           19,246,185              --        410,837         18,835,348
      Due after five years through ten years             750,000              --         13,027            736,973
   Marketable Equity Securities                            2,888          14,880             --             17,768

Mortgage-backed Securities
   GNMA                                                1,731,908          10,256            957          1,741,207
   FHLMC                                               1,774,597           5,617         20,645          1,759,569
   FNMA                                                2,628,253           9,303         43,416          2,594,140
                                                    ------------        --------      ---------       ------------
                                                    $ 27,633,831        $ 40,056      $ 513,752       $ 27,160,135
                                                    ============        ========      =========       ============

                                                                         September 30, 2004
                                                    --------------------------------------------------------------
                                                                           Gross Unrealized
                                                      Amortized          ----------------------        Estimated
                                                        Cost             Gains          Losses         Fair Value
                                                        ----             -----          ------         ----------
Investment Securities
   U.S. Government and Agency Securities:
      Due within one year                           $    500,000       $      --      $      --       $    500,000
      Due after one year through five years           16,500,000          47,895         33,350         16,514,545
      Due after five years through ten years             500,000           5,090             --            505,090
   Marketable Equity Securities                            2,888          22,472             --             25,360

Mortgage-backed Securities
   GNMA                                                2,556,489          21,323          1,119          2,576,693
   FHLMC                                               1,610,072          23,004             --          1,633,076
   FNMA                                                2,380,396          40,714          3,802          2,417,308
                                                    ------------       ---------       --------       ------------
                                                    $ 24,049,845       $ 160,498       $ 38,271       $ 24,172,072
                                                    ============       =========       ========       ============

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



3. SECURITIES AVAILABLE FOR SALE (CONT'D)
--------------------------------

Securities available for sale with a carrying value of approximately $492,000 and $505,000, as of September 30, 2005 and 2004, respectively, are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act (GUDPA). Securities with a carrying value of approximately $13,707,000 and $6,013,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2005 and 2004, respectively. In addition, securities with a carrying value of approximately $495,000 and $500,000 are pledged as collateral to the Federal Reserve Bank as of September 30, 2005 and 2004, respectively.

There were no sales of investment securities or mortgage-backed securities during the years ended September 30, 2005 and 2004.

Provided below is a summary of securities available for sale which were in an unrealized loss position at September 30, 2005 and 2004. Approximately $111,000 or 22% and $25,000 or 65% of the unrealized loss, as of September 30, 2005 and 2004, respectively, was comprised of securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, the Company believes the deterioration in value is attributable to changes in the market interest rates and not credit quality of the issuer.

                                                                        September 30, 2005
                                               ----------------------------------------------------------------
                                                       Under One Year                      One Year or More
                                               ----------------------------       -----------------------------
                                                                   Gross                                Gross
                                               Estimated         Unrealized         Estimated        Unrealized
                                               Fair Value           Loss           Fair Value           Loss
                                               ----------           ----           ----------           ----
U.S. Government and Agency Securities          $ 17,143,381      $ 352,804        $ 3,904,070          $ 95,930

Mortgage-backed Securities
    GNMA                                            609,242            957                 --                --
    FHLMC                                         1,188,968         20,645                 --                --
    FNMA                                          1,255,555         28,303            625,575            15,113
                                               ------------      ---------        -----------         ---------
        Total available for sale               $ 20,197,146      $ 402,709        $ 4,529,645         $ 111,043
                                               ============      =========        ===========         =========

                                                                        September 30, 2004
                                               ----------------------------------------------------------------
                                                       Under One Year                      One Year or More
                                               ----------------------------       -----------------------------
                                                                   Gross                                Gross
                                               Estimated         Unrealized         Estimated        Unrealized
                                               Fair Value           Loss           Fair Value           Loss
                                               ----------           ----           ----------           ----
U.S. Government and Agency Securities          $ 1,491,560        $  8,440        $ 2,475,090         $ 24,910

Mortgage-backed Securities
    GNMA                                           233,791           1,119                 --               --
    FNMA                                           736,291           3,802                 --               --
                                               -----------        --------        -----------         --------
        Total available for sale               $ 2,461,642        $ 13,361        $ 2,475,090         $ 24,910
                                               ===========        ========        ===========         ========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



4. SECURITIES HELD TO MATURITY
------------------------------

                                                                   September 30, 2005
                                                    --------------------------------------------------------
                                                                        Gross Unrealized
                                                    Amortized         ---------------------       Estimated
                                                      Cost             Gains         Losses       Fair Value
                                                    ---------         -------        ------       ----------
Investment Securities
   U.S. Government and Agency Securities:
      Due after five through ten years              $ 103,964           $ 945         $  -         $ 104,909

Mortgage-backed Securities
   CMO (FNMA)                                          53,175             696           99            53,772
   GNMA                                                96,479           1,323            -            97,802
   FHLMC                                              113,317           1,776            -           115,093
   FNMA                                               190,568           2,951            -           193,519
                                                    ---------         -------         ----         ---------
                                                    $ 557,503         $ 7,691         $ 99         $ 565,095
                                                    =========         =======         ====         =========
                                                                   September 30, 2004
                                                    --------------------------------------------------------
                                                                        Gross Unrealized
                                                    Amortized         ---------------------       Estimated
                                                      Cost             Gains         Losses       Fair Value
                                                    ---------         -------        ------       ----------

Investment Securities
   U.S. Government and Agency Securities:
      Due after five through ten years              $ 175,585        $  2,150         $   -        $ 177,735
   Other Securities:
      Due in one year or less                         140,125              --             -          140,125

Mortgage-backed Securities
   CMO (FNMA)                                         100,162           2,324            81          102,405
   GNMA                                               189,152           3,727            48          192,831
   FHLMC                                              147,945           4,253             -          152,198
   FNMA                                               226,382           4,404             -          230,786
                                                    ---------        --------         -----        ---------
                                                    $ 979,351        $ 16,858         $ 129        $ 996,080
                                                    =========        ========         =====        =========


Securities held to maturity with a carrying value of approximately $86,000 and $147,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2005 and 2004, respectively.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



5. LOANS RECEIVABLE, NET
------------------------

                                                          September 30,
                                                    ---------------------------
                                                        2005          2004
                                                    ------------   ------------
 Mortgage loans:
   One-to-four family residential                   $ 36,955,559   $ 34,041,166
   Multi-family residential                            2,141,296      1,170,134
   Commercial real estate                             15,479,371     10,504,890
   Construction and land                               8,226,123      3,270,482
                                                    ------------   ------------

                                                      62,802,349     48,986,672
                                                    ------------   ------------

Consumer and other loans:
   Home equity                                        16,469,391     15,555,128
   Automobile                                             33,846         73,091
   Secured by deposits                                    38,744         46,130
   Unsecured                                              76,237        106,976
   Mobile home                                            70,664        118,082
   Commercial                                          1,578,290      1,530,449
                                                    ------------   ------------

                                                      18,267,172     17,429,856
                                                    ------------   ------------

              Total loans                             81,069,521     66,416,528
                                                    ------------   ------------

Less:
   Loans in process                                    3,919,342      1,578,174
   Net deferred loan origination fees (costs)             26,164        (28,553)
   Allowance for loan losses                             573,199        490,646
                                                    ------------   ------------

                                                       4,518,705      2,040,267
                                                    ------------   ------------
                                                    $ 76,550,816   $ 64,376,261
                                                    ============   ============

At September 30, 2005 and 2004, non-accrual loans for which interest had been discontinued totaled approximately $58,000 and $98,000, respectively. Interest income actually recognized on non-accrual loans totaled approximately $6,800 and $3,100 for the years ended September 30, 2005 and 2004, respectively. Interest income that would have been recognized, had the loans been current and performing in accordance with the original terms of their contracts, totaled approximately $2,660 and $3,800 for the years ended September 30, 2005 and 2004, respectively.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



5. LOANS RECEIVABLE, NET (CONT'D)
------------------------

Activity in the allowance for loan losses is summarized as follows:

                                                          Year Ended
                                                          September 30,
                                                   ----------------------------
                                                       2005             2004
                                                   ---------          ---------
Balance - beginning                                $ 490,646          $ 472,919
Provision charged to income                           89,000             22,000
Charge offs                                           (6,447)            (7,137)
Recoveries                                                --              2,864
                                                   ---------          ---------
Balance - ending                                   $ 573,199          $ 490,646
                                                   =========          =========

The activity with respect to loans to directors, officers and associates of such persons is as follows:

                                                         Year Ended
                                                        September 30,
                                               --------------------------------
                                                   2005                2004
                                               -----------          -----------
Balance - beginning                            $   762,762          $   508,986
Loan disbursements                                 366,243              441,900
Collection of principal                           (111,503)            (188,124)
                                               -----------          -----------
Balance - ending                               $ 1,017,502          $   762,762
                                               ===========          ===========

6. ACCRUED INTEREST RECEIVABLE
------------------------------

                                                             September 30,
                                                       -------------------------
                                                         2005             2004
                                                       --------         --------
Loans receivable                                       $258,069         $228,907
Mortgage-backed securities                               23,665           25,238
Investment securities                                   195,007          134,268
                                                       --------         --------
                                                       $476,741         $388,413
                                                       ========         ========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



7. PREMISES AND EQUIPMENT
-------------------------

                                                            September 30,
                                                     ---------------------------
                                                        2005             2004
                                                     ----------       ----------

Land                                                 $1,329,793       $  675,970
Buildings and improvements                            1,516,514        1,152,687
Furniture, fixtures and equipment                       949,711          747,499
                                                     ----------       ----------

                                                      3,796,018        2,576,156

Less accumulated depreciation                         1,030,288          849,781
                                                     ----------       ----------
                                                     $2,765,730       $1,726,375
                                                     ==========       ==========


Useful lives used in the calculation of depreciation are as follows:

         Buildings                                        25 to 50 years
         Paving and other building related  additions      5 to 10 years
         Furniture and equipment                           5 to 10 years


8. LOAN SERVICING
-----------------

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows:

                                                         September 30,
                                               ---------------------------------
                                                   2005                 2004
                                               ----------             ----------
 Mortgage loan portfolios
   serviced for:
     FNMA                                      $7,522,711             $7,617,737
     Other                                        188,571                396,028
                                               ----------             ----------
                                               $7,711,282             $8,013,765
                                               ==========             ==========

Custodial escrow balances  maintained in connection with loan servicing  totaled
approximately   $101,000  and   $119,000,   at  September  30,  2005  and  2004,
respectively.

9. DEPOSITS
-----------

                                                                        September 30,
                                                    ----------------------------------------------------------
                                                               2005                             2004
                                                    ------------------------       ---------------------------
                                                    Weighted                       Weighted
                                                    Average                        Average
                                                      Rate            Amount         Rate              Amount
                                                      ----            ------         ----              ------

Non-interest-bearing deposits                        0.00%          $13,792,528      0.00%          $11,874,540
Interest-bearing checking accounts                   0.21%           11,190,051      0.10%           11,534,860
Money market accounts                                1.82%            6,870,648      0.84%            7,364,900
Savings accounts                                     0.56%           21,952,183      0.55%           22,016,056
Certificates of deposits                             3.26%           31,050,214      2.53%           27,026,782
                                                                    -----------                     -----------
Total deposits                                       1.51%          $84,855,624      1.10%          $79,817,138
                                                                    ===========                     ===========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

9. DEPOSITS (CONT'D)
-----------

Deposit  accounts  with  balances  of  $100,000  or more  totaled  approximately
$18,854,000,  and  $17,765,000  at  September  30, 2005 and 2004,  respectively.
Deposit balances in excess of $100,000 are not federally insured.

Scheduled maturities of certificates of deposit are as follows (in thousands):

                                                             September 30,
                                                       ---------------------
                                                         2005          2004
                                                       -------       -------

1 year or less                                         $15,814       $14,350
Over 1 year to 3 years                                  11,013         9,472
Over 3 years                                             4,223         3,205
                                                       -------       -------
                                                       $31,050       $27,027
                                                       =======       =======

Interest expense on deposits is summarized as follows:

                                                            Year Ended
                                                           September 30,
                                                     ---------------------------
                                                        2005             2004
                                                     ----------       ----------

Interest-bearing checking accounts                   $   18,609       $   21,605
Money market accounts                                    73,104           44,917
Savings accounts                                        125,052          138,043
Certificates of deposit                                 789,623          670,903
                                                     ----------       ----------
      Total                                          $1,006,388       $  875,468
                                                     ==========       ==========



10. BORROWED FUNDS
------------------

The Company has available overnight lines of credit and a one-month overnight repricing line of credit with the Federal Home Loan Bank of New York ("FHLB"), totaling $21.1 million and $8.8 million at September 30, 2005 and 2004, respectively, subject to the terms and conditions of the lender's overnight advance program. As of September 30, 2005, the Company had a $2.0 million balance in the overnight line of credit at a rate of 4.11%. There were no borrowings under this program as of September 30, 2004.

At September 30, 2005 and 2004, fixed rate advances have contractual maturities as follows:

                                            September 30, 2005                     September 30, 2004
                                          --------------------------            --------------------------
                                                            Weighted                              Weighted
                                                             Average                               Average
                                           Amount             Rate              Amount              Rate
                                           ------             ----              ------              ----
  Due By September 30,
  --------------------

          2007                             $ 1,000,000        3.09%           $        --              -%
          2008                               2,000,000        3.98%                    --              -%
          2009                               1,000,000        4.41%             1,000,000           4.41%
          2010                               4,000,000        4.43%                    --              -%
                                           -----------                        -----------
                                           $ 8,000,000        4.15%           $ 1,000,000           4.41%
                                           ===========                        ===========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



10. BORROWED FUNDS (CONT'D)
------------------

At September 30, 2005 and 2004, the FHLB borrowings were secured by pledges of the Company's investment in the capital stock of the FHLB totaling $601,600 and $557,900 and mortgage-backed and other securities with a carrying value of approximately $13.8 million and $6.2 million, respectively.

11. INCOME TAXES
----------------

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was therefore, prior to September 30, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments. Retained earnings, at September 30, 2005 and 2004, include approximately $306,000 of such bad debt, which, in accordance with FASB Statement No. 109, "Accounting for Income Taxes," is considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are summarized as follows:

                                                            Year Ended
                                                           September 30,
                                                     --------------------------
                                                        2005             2004
                                                     ---------        ---------
 Current tax expense:
   Federal                                           $ 347,006        $ 243,546
   State                                                98,063           96,254
                                                     ---------        ---------

                                                       445,069          339,800
                                                     ---------        ---------

Deferred tax expense (benefit):
   Federal                                              13,255           75,466
   State                                                 8,440           (1,290)
                                                     ---------        ---------

                                                        21,695           74,176
                                                     ---------        ---------
                                                     $ 466,764        $ 413,976
                                                     =========        =========

The provision for federal income taxes differs from that computed at the federal statutory rate of 34% as follows:

                                                            Year Ended
                                                            September 30,
                                                        -----------------------
                                                          2005           2004
                                                        --------       --------

Tax at statutory rates                                  $366,475       $319,873

Increase in tax resulting from:
   State taxes, net of federal tax effect                 70,292         62,676
   Other items                                            29,997         31,427
                                                        --------       --------
                                                        $466,764       $413,976
                                                        ========       ========
Effective rate                                                43%            44%
                                                        ========       ========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



11. INCOME TAXES (CONT'D)
----------------

The following temporary differences gave rise to deferred tax assets and liabilities:

                                                                September 30,
                                                            --------------------
                                                              2005        2004
                                                            --------    --------

 Deferred tax assets:
   Allowance for loan losses                                $228,214    $194,446
   Depreciation of securities available for sale             189,194          --
   Accrual to cash adjustments                                    --       3,919
                                                            --------    --------

              Total deferred tax assets                      417,408     198,365
                                                            --------    --------

Deferred tax liabilities:
   Appreciation of securities available for sale                --        48,817
   Depreciation                                               26,343      14,220
   Accrual to cash adjustments                                37,634        --
   Deferred loan origination fees and costs, net              87,138      86,008
   Discounts on investments                                    7,244       6,587
                                                            --------    --------

              Total deferred tax liabilities                 158,359     155,632
                                                            --------    --------
   Net deferred tax asset included in other assets          $259,049    $ 42,733
                                                            ========    ========


12. COMMITMENTS AND CONTINGENCIES
---------------------------------

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

With the exception of letters of credit, the Company does not require collateral or other security to support financial instruments with credit risk, unless noted otherwise.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company has approved lines of credit unused but accessible to borrowers totaling $7.8 million and $9.8 million, at September 30, 2005 and 2004, respectively. The Company's experience has been that approximately 55 percent of loan commitments are drawn upon by customers.

At September 30, 2005 and 2004, the Company had $8.9 million and $3.6 million in outstanding commitments to fund loans and $132,000 and $123,000 in outstanding commercial letters of credit, respectively. At September 30, 2004, there were outstanding commitments to sell loans of $148,000 and to purchase investment securities of $500,000. There were no such commitments outstanding at September 30, 2005.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


13. REGULATORY CAPITAL
----------------------

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of tangible and core capital (as defined in the regulations) to total assets and of total risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of September 30, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

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

The following table presents a reconciliation of capital per GAAP and regulatory capital at the dates indicated (in thousands):

                                                                September 30,
                                                             -------------------
                                                               2005       2004
                                                             --------   --------

GAAP capital                                                 $ 11,530   $ 11,149
Add (subtract): unrealized (gain) loss
                   on securities available for sale               285        (73)
                                                             --------   --------

Core and tangible capital                                      11,815     11,076
Add: general allowance for loan losses                            571        487
         Unrealized gains on equity securities
          available for sale                                        7         10
                                                             --------   --------
Total risk-based capital                                     $ 12,393   $ 11,573
                                                             ========   ========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

13. REGULATORY CAPITAL (CONT'D)
----------------------

The Bank's actual capital amounts and ratios are presented in the following table:

                                                                                                   To be Well-
                                                                                                Capitalized Under
                                                                      For Capital               Prompt Corrective
                                             Actual                Adequacy Purposes            Action Provisions
                                      --------------------        --------------------        --------------------
                                      Amount         Ratio        Amount         Ratio        Amount         Ratio
                                      ------         -----        ------         -----        ------         -----
                                                                     (Dollars in thousands)
As of September 30, 2005
    Tangible capital                 $ 11,815        10.52%       $ 1,685         1.50%       N/A                       -
    Tier 1 (core) capital              11,815        10.52%         4,494         4.00%       $ 5,618         5.00%
    Risk-based capital:
        Tier 1                         11,815        17.13%         2,759         4.00%         4,139         6.00%
        Total                          12,393        17.97%         5,518         8.00%         6,898        10.00%

As of September 30, 2004
    Tangible capital                 $ 11,076        11.39%       $ 1,459         1.50%       N/A                       -
    Tier 1 (core) capital              11,076        11.39%         3,891         4.00%       $ 4,864         5.00%
    Risk-based capital:
        Tier 1                         11,076        19.56%         2,265         4.00%         3,398         6.00%
        Total                          11,573        20.43%         4,531         8.00%         5,664        10.00%

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

The employees' arrangement meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code. Employees generally become eligible when they have attained age 21 and have one year of service. Each participant may elect to have his compensation reduced by up to the maximum percentage allowed by law. The reduction is contributed to the plan. During 2004, the Company matched 50% of the amount of salary reduction the participant elected to defer. However, in applying this matching percentage, only salary reductions of up to 6% of the participant's compensation were considered. During 2005, the Company contributed 100% of the first 3% of participants' contributions and 50% of the next 2%, for a maximum match of 4%. All participants become 100% vested upon entering the plan. Contributions to the plan by the Company totaled approximately $32,600 and $16,400 for the years ended September 30, 2005 and 2004, respectively.

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

                                                       At or for the Year Ending
                                                            September 30,
                                                       -------------------------
                                                          2005          2004
                                                       ---------      ---------
Change in Benefit Obligation:

Benefit obligation at beginning of year                $ 258,624      $ 214,553
    Service cost                                          11,928          9,706
    Interest cost                                         16,796         12,044
    Actuarial loss                                        70,906         32,521
    Annuity payments                                     (10,200)       (10,200)
                                                       ---------      ---------
Benefit obligation at end of year                        348,054        258,624
                                                       ---------      ---------
Change in plan assets:

Market value of assets - beginning                          --             --
Employer contributions                                    10,200         10,200
Annuity payments                                         (10,200)       (10,200)
                                                       ---------      ---------
Market value of assets - ending                             --             --
                                                       ---------      ---------
Funded status                                           (348,054)      (258,624)
Amount contributed during fourth quarter                   2,550          2,550
Unrecognized (gain) loss                                  92,256         21,350
Unrecognized past service liability                       53,188         63,996
                                                       ---------      ---------
Accrued plan cost included in
  other liabilities                                    $(200,060)     $(170,728)
                                                       =========      =========

                                                              Year Ended
                                                              September 30,
                                                          ----------------------
                                                            2005           2004
                                                          -------        -------
 Net periodic plan cost included
  the following components:
   Service cost                                           $11,928        $ 9,706
   Interest cost                                           16,796         12,044
   Amortization of past service cost                       10,808         10,809
                                                          -------        -------
Net periodic plan cost included in
  compensation and benefits                               $39,532        $32,559
                                                          =======        =======


A discount rate of 5.75% and 6.625% and a rate of increase in future compensation levels of 4.25% and 5.00% were assumed in the plan valuation for the years ended September 30, 2005 and 2004, respectively.

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

                                                                  Year Ended September 30,
                                                     -----------------------------------------------------
                                                             2005                          2004
                                                     ------------------------      -----------------------
                                                                     Weighted                     Weighted
                                                                      Average                      Average
                                                       Number        Exercise         Number      Exercise
                                                     of Shares         Price        of Shares       Price
                                                     ---------         -----        ---------       -----
Outstanding at beginning of period                      37,284       $ 3.595         37,284       $ 3.595
Granted                                                     --            --             --            --
Exercised                                              (22,642)        3.595             --            --
Forfeited                                                   --            --             --            --
                                                       -------       -------         ------       -------
Outstanding at end of period                            14,642       $ 3.595         37,284       $ 3.595
                                                        ======       =======         ======       =======
Options exercisable at period end                       14,642                       37,284
                                                        ======                       ======

Restricted Stock Plan
---------------------

On January 25, 1999, the stockholders of the Company approved a restricted stock plan (the "Plan") which provides for the purchase of 31,066 shares (7,838 shares pre-exchange) of common stock in the open market. All of the Common Stock to be purchased by the Plan will be purchased at the fair market value on the date of purchase. Awards under the Plan are made in recognition of expected future services to the Company by its directors, officers, and key employees responsible for implementation of the policies adopted by the Company's Board of Directors and as a means of providing a further retention incentive. 18,017 shares were awarded under the Plan in fiscal 1999. An additional 2,101 shares were awarded in fiscal 2005 with a grant-date fair value of $9.75 per share. Compensation expense on Plan shares is recognized over the vesting period based on the market value of the stock on the date of grant. The grants awarded vest 20% on the date of grant and 20% each of the next four years. Plan expense was $6,400 and $0 for the years ended September 30, 2005 and 2004, respectively.

Employee Stock Ownership Plan
-----------------------------

Effective upon the consummation of the Bank's initial stock offering, an Employee Stock Ownership Plan ("ESOP") was established for all eligible employees who had completed a twelve-month period of employment with the Bank and at least 1,000 hours of service, and had attained the age of 21. The ESOP used $156,800 in proceeds from a term loan to purchase 62,149 shares (15,680 shares pre-exchange) of Bank common stock during the stock offering. The term loan principal was payable in equal quarterly installments through September 30, 2007. Interest on the term loan was variable at a rate of prime plus 37.5 basis points. During the year ended September 30, 2000, Roebling Financial Corp, Inc. paid off the ESOP loan to the third party Bank. In fiscal 2004, the ESOP purchased 72,861 shares of common stock in the second-step conversion with the proceeds of a $776,000 loan from the Company, which has a 10-year term and an interest rate of 4.75%. $47,000 of the proceeds were used to pay off the prior outstanding debt.

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

The ESOP is accounted for in accordance with Statement of Position 93-6, "Accounting for Employee Stock Ownership Plans," which was issued by the American Institute of Certified Public Accountants in November 1993. Accordingly, the ESOP shares pledged as collateral are reported as unallocated ESOP shares in the statements of financial condition. As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $89,000 and $48,000 for the years ended September 30, 2005 and 2004, respectively.

The ESOP shares were as follows, as adjusted for the exchange:

                                                              Year Ended
                                                             September 30,
                                                       -------------------------
                                                         2005            2004
                                                       --------         --------

Allocated shares                                         50,415           43,505
Shares committed to be released                            --               --
Unreleased shares                                        82,354           91,505
                                                       --------         --------
Total ESOP shares                                       132,769          135,010
                                                       --------         --------
Fair value of unreleased shares                        $815,310         $915,050
                                                       ========         ========

15. CHARTER CONVERSION, STOCK OFFERING, AND REORGANIZATION
----------------------------------------------------------

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

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



15. CHARTER CONVERSION, STOCK OFFERING, AND REORGANIZATION (CONT'D)
----------------------------------------------------------

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

16. FAIR VALUES OF FINANCIAL INSTRUMENTS
----------------------------------------

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

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

                                                         September 30, 2005            September 30, 2004
                                                        ---------------------         ---------------------
                                                        Carrying         Fair         Carrying         Fair
                                                         Amount         Value          Amount         Value
                                                         ------         -----          ------         -----
Financial Assets

Cash and cash equivalents                               $ 3,075        $ 3,075        $ 3,697        $ 3,697
Certificates of deposit                                     300            300          1,200          1,200
Securities available for sale                            27,160         27,160         24,172         24,172
Securities held to maturity                                 558            565            979            996
Loans held for sale                                           -              -            148            148
Loans receivable                                         76,551         75,702         64,376         64,579
Accrued interest receivable                                 477            477            388            388
FHLB stock                                                  602            602            558            558

Financial Liabilities

Deposits                                                 84,856         84,601         79,817         79,955
Borrowed funds                                           10,000          9,902          1,000          1,033



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

17. RECENT ACCOUNTING PRONOUNCEMENTS
------------------------------------

Accounting for Stock-Based Payments: In December 2004, the FASB issued SFAS No. 123 (revised), "Share-Based Payment." SFAS No. 123 (revised) replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123 (revised) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies' footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method.

On April 14, 2005, the Securities and Exchange Commission (the "SEC") adopted a new rule that amends the compliance dates for SFAS No. 123 (revised). Under the new rule, the Company is required to adopt SFAS No. 123 (revised) in the first annual period beginning after December 15, 2005. Early application of SFAS No. 123 (revised) is encouraged, but not required. Accordingly, the Company is required to record compensation expense for all new awards granted and any awards modified after October 1, 2006. In addition, the transition rules under SFAS No. 123 (revised) will require that, for all awards outstanding at October 1, 2006, for which the requisite service has not yet been rendered, compensation cost will be recorded as such service is rendered after October 1, 2006.

The pronouncement related to stock-based payments will not have any effect on our existing historical consolidated financial statements and restatement of previously reported periods will not be required.

Accounting For Variable Interest Entities: In December 2003, the FASB issued a revision to Interpretation 46, "Consolidation of Variable Interest Entities," which established standards for identifying a variable interest entity ("VIE") and for determining under what circumstances a VIE should be consolidated with its primary beneficiary. Application of this interpretation is required in financial statements of public entities that have interests in special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of VIE is required in financial statements for periods ending after March 15, 2004. Small business issuers must apply this interpretation to all other types of VIE at the end of the first reporting period ending after December 15, 2004. The adoption of this interpretation has not had and is not expected to have a material effect on the Company's financial position or results of operations.

                          ROEBLING FINANCIAL CORP, INC.

                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

                John J. Ferry, Chairman of the Board of Directors
                          President, Ferry Construction
                  John A. LaVecchia, Director and Vice Chairman
                  Internet Sales Consultant, Brandow Auto Group
           Frank J. Travea, III, President and Chief Executive Officer
      Janice A. Summers, Senior Vice President, Chief Operating Officer and
                             Chief Financial Officer
                             Mark V. Dimon, Director
                        Sole Proprietor, Dimon Oil Corp.
                             Joan K. Geary, Director
                            President, Keating Realty
                           George N. Nyikita, Director
             Executive Director, Burlington County Bridge Commission
                     Robert R. Semptimphelter, Sr., Director
                   Principal, Farnsworth & Semptimphelter, LLC

                             ROEBLING BANK OFFICERS

                     Frank J. Travea, III, President and CEO
              Janice A. Summers, Senior Vice President, COO and CFO
           Anthony Caprice, Senior Vice President, Senior Loan Officer
                 Bonnie L. Horner, Vice President, Loan Officer
               John Y. Leacott, Vice President, Accounting Manager

                              ROEBLING BANK OFFICES

            Route 130 South and Delaware Avenue, Roebling, New Jersey
                      34 Main Street, Roebling, New Jersey
                    8 Jacobstown Road, New Egypt, New Jersey
   1934 Route 541, Westampton, New Jersey (Banking and Administrative Center)

CORPORATE OFFICE                                 TRANSFER AGENT
Route 130 South and Delaware Avenue              Registrar and Transfer Company
Roebling, New Jersey 08554                       10 Commerce Drive
                                                 Cranford, New Jersey 07016

INDEPENDENT AUDITORS                             SPECIAL COUNSEL
Fontanella and Babitts                           Malizia Spidi & Fisch, PC
534 Union Boulevard                              1100 New York Avenue, N.W., Suite 340 West
Totowa, New Jersey 07512                         Washington, D.C.  20005

Our Annual Report for the year ended September 30, 2005 as filed with the Securities & Exchange Commission on Form 10-KSB, including exhibits, is available without charge upon written request. For a copy of the Form 10-KSB, please contact Frank J. Travea, III at our Corporate Office. The Annual Meeting of Stockholders will be held on January 30, 2006 at 3:30 p.m. at Bung's Tavern, 2031 Route 130 South, Burlington, New Jersey.