Form 10KSB, Exhibit 13
period 2006-09-30
Roebling Financial Corp, Inc.
filed 2006-12-28
CIK 1293283

ROEBLING FINANCIAL CORP, INC.
                               2006 ANNUAL REPORT

--------------------------------------------------------------------------------
                               TABLE OF CONTENTS
--------------------------------------------------------------------------------

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

Office Locations and Other Corporate Information........................... 47

[GRAPHIC OMITTED]   ROEBLING FINANCIAL CORP, INC.






To our Shareholders and Customers:

On behalf of our directors, officers and staff, I am pleased to present the 2006 Annual Report to the Shareholders. Your Company experienced another year of exceptional growth. Total assets grew to $130.6 million, an increase of $18.7 million or 17%, total net loans reached $94.0 million, an increase of 23% over the prior year and total deposits grew to $103.7 million, an increase of 22%. This would not have been possible without the support of our directors and staff, and the allegiance of our customers.

During the past year we opened the Delran branch, increasing our banking offices to five. Additional enhancements in technology were established to our operating system as well as introducing bill pay to our product line. The Bank continues to focus on providing "better than expected" service in the communities we service.

We remain grateful to our customers for their business and the support of our shareholders.

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

     We currently conduct our business through Roebling Bank (the "Bank") with five full service offices located in Roebling, New Egypt, Westampton and Delran, New Jersey and an administrative center also located in Westampton, New Jersey. We offer a broad range of deposit and loan products to individuals, families and small businesses. At September 30, 2006, we had consolidated assets of $130.6 million, deposits of $103.7 million, and stockholders' equity of $16.4 million.

STOCK MARKET INFORMATION

     Our common stock is traded on the over-the-counter market with quotations available on the OTC Bulletin Board under the symbol "RBLG." The following table reflects high and low bid quotations and dividends declared for each quarter for the past two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

        QUARTER ENDED                                                 HIGH              LOW        DIVIDENDS
        -------------                                                 ----              ---        ---------
       September 30, 2006                                           $13.90           $10.75                -
       June 30, 2006                                                 10.85            10.25                -
       March 31, 2006                                                10.49             9.88                -
       December 31, 2005                                              9.95             9.45             $.10
       September 30, 2005                                             9.95             9.65                -
       June 30, 2005                                                 10.00             9.10                -
       March 31, 2005                                                 9.90             9.41                -
       December 31, 2004                                             10.03             9.20                -


         As of September 30, 2006 there were 1,712,259 shares of our common stock outstanding and approximately 540 holders of record. This number does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. The Company declared its second dividend on November 6, 2006. A cash dividend of $.10 per share was declared, payable to stockholders of record as of November 27, 2006, with payment on December 18, 2006. The payment of future dividends will be subject to the periodic review of the financial condition, results of operations and capital requirements of the Company and Bank.

SELECTED FINANCIAL INFORMATION
                                                                         AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                                      ------------------------------------------
                                                                         2006            2005            2004
                                                                      ----------      ----------      ----------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED BALANCE SHEET DATA:
Assets......................................................          $  130,607      $  111,859      $   97,372
Loans receivable, net.......................................              94,014          76,551          64,376
Securities..................................................              27,602          27,718          25,151
Deposits....................................................             103,682          84,856          79,817
Borrowed funds..............................................               9,300          10,000           1,000
Shareholders' equity........................................              16,410          16,048          15,553
SELECTED RESULTS OF OPERATIONS:
Interest income.............................................          $    6,650      $    5,117      $    4,279
Interest expense............................................               2,212           1,218             892
Net interest income.........................................               4,438           3,899           3,387
Provision for loan losses...................................                 132              89              22
Non-interest income.........................................                 463             475             462
Non-interest expense........................................               3,988           3,208           2,886
Net income..................................................                 430             611             527
PER SHARE DATA: (1)
Earnings per share - basic .................................          $     0.26      $     0.38      $     0.32
Earnings per share - diluted................................                0.26            0.38            0.31
Book value per share........................................                9.58            9.38            9.22
Weighted average basic shares outstanding...................           1,632,681       1,612,531       1,666,313
Weighted average diluted shares outstanding.................           1,641,774       1,624,133       1,688,838
PERFORMANCE RATIOS:
Return on average assets....................................               0.36%           0.59%           0.59%
Return on average equity....................................                2.67            3.87            7.06
Net interest rate spread....................................                3.36            3.53            3.76
Net interest margin.........................................                3.93            3.93            4.00
Efficiency ratio............................................               81.37           73.33           74.98
Dividend payout ratio.......................................                0.39               -               -
Average interest-earning assets to average
   interest-bearing liabilities.............................               1.29x           1.33x           1.22x
ASSET QUALITY RATIOS:
Non-performing loans to total assets........................               0.37%           0.05%           0.17%
Non-performing loans to total loans, net....................                0.51            0.08            0.25
Net charge-offs to average loans............................                0.00            0.01            0.01
Allowance for loan losses to total loans at period end......                0.74            0.74            0.76
Allowance for loan losses to non-
   performing loans at period end...........................               1.45x          10.16x           3.01x
CAPITAL RATIOS:
Average equity to average assets............................              13.59%          15.17%           8.35%
Equity to assets at period end..............................               12.57           14.35           15.97

-------
(1) Per Share Data for 2004 has been adjusted to reflect the 3.9636 exchange ratio in the second-step conversion

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

     While we believe that we use the best information available to perform our loan loss allowance analysis, adjustments to the allowance in the future may be necessary. Changes in underlying estimates could result in the requirement for additional provisions for loan losses. For example, a rise in delinquency rates may cause us to increase the reserve percentages we apply to loan groups for purposes of calculating general allocations, or may require additional specific allocations for impaired loans. In addition, actual loan losses may be significantly more than the reserves we have established. Each of these scenarios would require additional provisions, which could have a material negative effect on our financial results. The ratio of the allowance for loan losses to total loans outstanding was .74% at both September 30, 2006, and 2005. A 25% increase in this ratio would have increased the allowance by $176,000 and $143,000 at September 30, 2006 and 2005, respectively.

BUSINESS STRATEGY

     Our business strategy has been to operate as a well-capitalized independent financial institution dedicated to providing convenient access and quality service at competitive prices. Historically, we have sought to implement this strategy by maintaining a substantial part of our assets in loans secured by one-to-four family residential real estate located in our market area and home equity and consumer loans. In recent years, we have diversified our portfolio to include a higher percentage of commercial real estate, multifamily and construction loans, which are generally secured by properties in our market area.

     We intend to continue to emphasize a variety of deposit and loan products, with the latter consisting primarily of one-to-four family and multifamily mortgages, home equity loans, commercial real estate and construction loans. We are growing our branch network, which is expanding our geographic reach, and may consider the acquisition of other financial institutions or branches. In fiscal 2006 we opened our fifth retail banking office, located in Delran, Burlington County. In fiscal 2005 we relocated our loan center from a leased facility in Roebling to a leased site in Westampton Township, Burlington County and also centralized our back-office and administrative operations and opened a retail banking facility at this site. The additional capital that we raised in 2004 will be used to support the growth of these two branches. We introduced online bill payment in 2006 to enhance our internet banking product, which we launched in 2005. Online banking has been very well received by our customer base.

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

     o maintain a high percentage of low-cost transaction and savings accounts which tend to be less interest rate sensitive when interest rates rise;

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

     Although we have historically made a significant effort to maintain a high level of lower-cost deposits as a method of enhancing profitability, this has become increasingly difficult in the current rate environment. As interest rates have risen, the banking industry has seen a migration of deposits into certificate of deposit accounts and out of transaction and savings accounts. Likewise, our core deposit ratio decreased to 51% at September 30, 2006 from 63% at September 30, 2005.

     Exposure to interest rate risk is closely monitored by our management. Our objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. In addition to various analyses, we use the Office of Thrift Supervision ("OTS") Net Portfolio Value ("NPV") Model, which calculates changes in net portfolio value, to monitor our exposure to interest rate risk. NPV is equal to the estimated present value of assets minus the present value of liabilities plus the net present value of off-balance-sheet contracts. The Interest Rate Risk Exposure Report shows the degree to which balance sheet line items and net portfolio value are potentially affected by a 100 to 300 basis point (1/100th of a percentage point) upward and downward parallel shift (shock) in the Treasury yield curve.

     The following table represents our Net Portfolio Value calculations at September 30, 2006. This data was calculated by the OTS, based upon information we provided to them.

                                                                         NPV AS % OF PRESENT
                                    NET PORTFOLIO VALUE                    VALUE OF ASSETS
                                    -------------------                    ----------------
 CHANGE                  ESTIMATED                                      NPV
 IN RATE                  AMOUNT           CHANGE      % CHANGE         RATIO(1)        CHANGE(2)
---------                 ------           ------      --------         --------        ---------
                             ($ in thousands)
+300 bp                $13,669          $(3,456)       (20%)            10.46%           -219 bp
+200 bp                 14,904           (2,220)       (13%)            11.27%           -138 bp
+100 bp                 16,071           (1,053)       ( 6%)            12.00%            -65 bp
   0 bp                 17,124                                          12.65
-100 bp                 17,865              741          4%             13.08%            +43 bp
-200 bp                 18,326            1,201          7%             13.33%            +68 bp
-300 bp (3)

___________
(1)      Calculated as the estimated NPV divided by the present value of assets.
(2) Calculated as the increase (decrease) in the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.
(3)      No calculation was available from the OTS.

     The above table indicates that in the event of a sudden and sustained increase in prevailing market interest rates, the Bank's net portfolio value would be expected to decrease. Conversely, a decrease in interest rates would benefit net portfolio value.

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

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 2006 AND 2005

     ASSETS. Total assets increased $18.7 million, or 16.8%, to $130.6 million at September 30, 2006, from $111.9 million at September 30, 2005. This increase is largely attributable to a $17.5 million increase in net loans receivable and a $1.1 million increase in premises and equipment. The loans receivable, net, portfolio increased by 22.8% to $94.014 million at September 30, 2006 from $76.551 million at September 30, 2005, while the loan to asset ratio increased to 72.0% from 68.4% during the same period. We have continued to work with the goal of increasing the loan to asset ratio, as loans generally generate higher yields than investment securities, thereby contributing to more interest income. Construction and land loans accounted for $8.4 million of the growth in the loan portfolio, while home equity loans grew by $5.5 million, multifamily loans increased by $2.2 million and commercial loans increased by $1.2 million. Loans secured by one-to-four family residences, including home equity loans, have historically comprised the majority of the loan portfolio. While we expect these loans to continue to be a significant part of the loan portfolio, we intend to continue to increase commercial lending, primarily mortgage-secured and, as a result, anticipate a continued shift in the ratio of one-to-four family mortgages and commercial related loans, including multifamily, commercial real estate and construction and land loans. The one-to-four family and home equity loan portfolios represented 63.0% of loans receivable, net at September 30, 2006 and 69.8% at September 30, 2005. Premises and equipment increased by $1.1 million, to $3.833 million at September 30, 2006, from $2.766 million at September 30, 2005. This increase resulted from expenditures related to construction, fit-up and furnishing of our newest retail banking facility in Delran.

     LIABILITIES. Total liabilities increased $18.4 million to $114.2 million at September 30, 2006 from $95.8 million at September 30, 2005. Deposits increased by $18.8 million, or 22.2%, to $103.7 million at September 30, 2006 from $84.9 million at September 30, 2005, while borrowed funds decreased by $700,000 during the same period, to $9.3 million at September 30, 2006, from $10.0 million at September 30, 2005. We opened our fifth and newest retail banking office in September, 2006 in Delran, following the opening of our fourth branch in August, 2005 in Westampton, both in Burlington County, New Jersey. Increases in deposits of $6.6 million for fiscal 2006 came from these newest branch offices. The increase in total deposits of $18.8 million was attributable to an increase in certificate of deposit accounts, which increased by $19.6 million, to $50.610 million at September 30, 2006, from $31.050 million at September 30, 2005, primarily as a result of rate specials. Total non-certificate of deposit accounts decreased slightly in the same period, to $53.1 million from $53.8 million. As interest rates have risen over the past two years, the deposit market has become increasingly competitive. Depositors have shifted money into higher-costing certificate of deposit and money market accounts and out of lower-costing transaction and savings accounts. The banking industry in general has seen an increase in certificates of deposit and a decrease in core deposits. With these changes in our deposit portfolio, our ratio of core deposit accounts (non-certificates of deposit) to total deposits has decreased to 51.2% at September 30, 2006 from 63.4% at September 30, 2005. We expect the deposit market to continue to be extremely competitive and it will be an ongoing challenge to increase core deposits and market share. As of June 30, 2006, the latest date for which branch deposit data is available from the FDIC, our market share increased in both the Roebling marketplace and New Egypt compared to June 30, 2005.

     STOCKHOLDERS' EQUITY. Stockholder's equity was $16.4 million at September 30, 2006, increasing slightly from $16.0 million at September 30, 2005. The largest components of the change in stockholders' equity for the year ended September 30, 2006 include net income of $430,000, offset by dividends paid of $163,000. The change in the unrealized gain or loss on available-for-sale securities, adjusted for deferred income taxes, added $29,000 to equity in fiscal 2006. During the same period, equity increased by $8,000 with the issuance of 2,214 shares upon the exercise of stock options at an exercise price of $3.595 per share, and decreased by $71,000 with purchases of shares for the restricted stock plan. In addition, the amortization of ESOP shares, the allocation of restricted stock plan shares and the tax benefit associated with stock benefit plans added $98,000, $24,000 and $6,000, respectively, to stockholders' equity in the same time period.

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

                                           FOR THE YEAR ENDED SEPTEMBER 30,     FOR THE YEAR ENDED SEPTEMBER 30,
                                           --------------------------------    -----------------------------------
                                                        2006                                 2005
                                          ----------------------------------   -----------------------------------
                                           AVERAGE                 AVERAGE      AVERAGE                  AVERAGE
                                           BALANCE    INTEREST    YIELD/COST    BALANCE    INTEREST    YIELD/COST
                                           -------    --------    ----------    -------    --------    ----------
                                                      (ACTUAL)                             (ACTUAL)
                                             (DOLLARS IN THOUSANDS)                 (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans receivable (1)                       $ 85,134     $5,629         6.61%    $ 68,318     $4,019         5.88%
 Investment securities                        26,749        974         3.64       29,355      1,025         3.49
 Other interest-earning assets (2)               974         47         4.83        1,535         73         4.76
                                            --------     ------         ----     --------     ------         ----
  Total interest-earning assets              112,857     $6,650         5.89       99,208     $5,117         5.16
                                                         ------                               ------
Non-interest-earning assets                    5,803                                5,014
                                            --------                             --------
  Total assets                              $118,660                             $104,222
                                            ========                             ========

Interest-bearing liabilities:
 Interest-bearing checking                  $ 10,395       $ 22         0.21%    $ 11,779     $   19         0.16%
 Savings accounts                             20,898        119         0.57       22,693        125         0.55
 Money market accounts                         7,706        193         2.51        6,380         73         1.14
 Certificates of deposit                      38,336      1,449         3.78       28,274        789         2.79
 Borrowings                                   10,010        429         4.29        5,598        212         3.79
                                            --------     ------         ----     --------     ------         ----
  Total interest-bearing liabilities          87,345     $2,212         2.53       74,724     $1,218         1.63
                                                         ------                               ------
Non-interest-bearing liabilities (3)          15,191                               13,687
                                            --------                             --------
  Total liabilities                          102,536                               88,411
Stockholders' equity                          16,124                               15,811
                                            --------                             --------
 Total liabilities and stockholders'
   equity                                   $118,660                             $104,222
                                            ========                             ========
Net interest income                                      $4,438                               $3,899
                                                         ======                               ======
Interest rate spread (4)                                                3.36%                                 3.53%
Net interest margin (5)                                                 3.93%                                 3.93%
Ratio of average interest-earning assets
  to average interest-bearing                                         129.21%                               132.77%
liabilities

---------------------------------
(1) Average balances include non-accrual loans. Interest income includes amortization of net deferred loan fees and (costs) of $63,550 and $119 for the fiscal years 2006 and 2005, respectively.
(2) Includes interest-bearing deposits in other financial institutions and FHLB stock. Tax exempt interest is not presented on a taxable equivalent basis.
(3) Includes average non-interest-bearing deposits of $14,359,000 and $12,944,000 for the years ended September 30, 2006 and 2005, respectively.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

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

                                          YEAR ENDED SEPTEMBER 30,                  YEAR ENDED SEPTEMBER 30,
                                   ----------------------------------            ------------------------------
                                               2006  VS. 2005                           2005  VS. 2004
                                   ----------------------------------            ------------------------------
                                            INCREASE (DECREASE)                           INCREASE (DECREASE)
                                                DUE TO                                         DUE TO
                                                ------                                         ------
                                     VOLUME      RATE        NET                  VOLUME     RATE       NET
                                     ------      ----        ---                  ------     ----       ---
                                                                         (In thousands)
Interest-earning assets:
 Loans receivable                    $1,071         $539      $1,610                $510       $ 43       $553
 Investment securities                  (94)          43         (51)                235         44        279
 Other interest-earning assets          (27)           1         (26)                (33)        39          6
                                     ------         ----      ------                ----       ----       ----
  Total interest-earning assets      $  950         $583      $1,533                $712       $126       $838
                                     ======         ====      ======                ====       ====       ====

Interest-bearing liabilities:
 Interest-bearing checking           $   (2)        $  5      $    3                $ --       $ (2)      $ (2)
 Savings accounts                       (10)           4          (6)                 (3)       (10)       (13)
 Money market accounts                   18                      120                   1         27         28
 Certificates of deposit                331          329         660                  27         91        118
 Borrowings                             186           31         217                 164         31        195
                                     ------         ----      ------                ----       ----       ----
   Total interest-bearing
    liabilities                      $  523         $471      $  994                $189       $137       $326
                                     ======         ====      ======                ====       ====       ====

Net interest income                  $  427         $112      $  539                $523       $(11)      $512
                                     ======         ====      ======                ====       ====       ====

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

     NET INCOME. For the year ended September 30, 2006, the Company reported net income of $430,000, or $.26 per diluted share, compared to $611,000, or $.38 per diluted share, for the prior year. Net interest income after provision for loan losses increased, primarily as a result of an increase in average interest-earning assets as we are growing the balance sheet. However, this was more than offset by an increase in non-interest expense, substantially attributable to the costs incurred with our two new branches.

     INTEREST INCOME. The average balance of total interest-earning assets for the year ended September 30, 2006 increased by $13.6 million compared to the year ended September 30, 2005, while the average yield increased to 5.89% from 5.16%. The increase in total interest income of $1.5 million for the year ended September 30, 2006 is comprised primarily of an increase in interest income of $1.6 million on loans receivable, offset by decreases of $76,000 in interest income on investment securities and other interest-earning assets. Average loan receivable balances increased by $16.8 million for the year ended September 30, 2006 compared to the same 2005 period, while the average yield increased to 6.61% from 5.88%. For the year ended September 30, 2006, the average balance of investment securities decreased by $2.6 million compared to the same 2005 period, while the average yield increased to 3.64% from 3.49%.

     INTEREST EXPENSE. Interest expense increased by $1.0 million to $2.2 million for the year ended September 30, 2006 from $1.2 million for the same 2005 period. The increase in interest expense was due to an increase in average interest-bearing liability balances of $12.6 million as well as an increase in the average cost of interest-bearing liabilities to 2.53% from 1.63%. Average interest-bearing deposit balances increased by $8.2 million with an increase in the average cost to 2.30% for the year ended September 30, 2006 compared to 1.46% for the same 2005 period, while average borrowings increased by $4.4 million, with an increase in the average cost to 4.29% from 3.79%.

     NET INTEREST INCOME. Net interest income increased $539,000 to $4.4 million for the year ended September 30, 2006, compared to $3.9 million for the year ended September 30, 2005. The Federal Reserve began tightening monetary policy in June, 2004, and increased the Federal Funds rate seventeen times, by 25 basis points each time, since then, with its most recent tightening in June, 2006. The yield curve has flattened in that time period, as short-term rates have risen much more than longer-term rates. Reflecting the current rate environment, the Company's spread compressed slightly, as the average yield on total interest-earning assets for the year ended September 30, 2006 increased by 73 basis points compared to the year ended September 30, 2005, while the overall cost of funds increased 90 basis points for the same period. As a result, the interest rate spread declined by 17 basis points, to 3.36% for the year ended September 30, 2006 compared to 3.53% for the year ended September 30, 2005. The net interest margin was unchanged at 3.93% for both periods.

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

     The provision for loan losses was $132,000 for the year ended September 30, 2006, compared to $89,000 for the same 2005 period. The allowance for loan losses was $703,000, or .74% of total loans outstanding at September 30, 2006, compared to $573,000, or .74% of total loans outstanding at September 30, 2005. The ratio of the allowance for loan losses to non-performing loans decreased to
1.45 times at September 30, 2006 from 10.16 times at September 30, 2005.

     Non-performing loans, expressed as a percentage of total loans, increased to .37% at September 30, 2006 from .05% at September 30, 2005. The increase is primarily attributable to one $400,000 construction loan that is more than 90 days delinquent. Foreclosure proceedings have commenced and we believe the loan is adequately collateralized.

     NON-INTEREST INCOME. Non-interest income decreased $12,000, or 2.6%, to $463,000 for the year ended September 30, 2006, compared to $475,000 for same period in 2005. The decrease in non-interest income is primarily due to a decrease in loan fees and late charges, which decreased by $22,000, or 30.5%, to $52,000 for the year ended September 30, 2006, from $74,000 for the same 2005 period. This decrease is attributable to the receipt of a $22,000 prepayment penalty in fiscal 2005 upon the payoff of one commercial real estate loan.
Account servicing and other fees increased by $10,000 or 2.6% to $408,000 for the year ended September 30, 2006 from $398,000 for the prior year.

     NON-INTEREST EXPENSE. Non-interest expense increased $780,000, or 24.3%, to $4.0 million for the year ended September 30, 2006, from $3.2 million for the same period in 2005, with the most significant increases in compensation and benefits, occupancy and equipment expense and other expense. Compensation and benefits increased by $539,000 for the year ended September 30, 2006 compared to the same 2005 period while occupancy and equipment increased by $129,000 for the year ended September 30, 2006 compared to the same 2005 period. The majority of the increase in these categories is attributable to the opening of the Bank's newest facilities in Westampton and Delran, staff additions to accommodate the continued growth of the Bank and the cost of new stock benefit plans. The Bank relocated its former Loan Center office, as well as administrative staff formerly located in two other offices, to the Westampton facility in the quarter ended March 31, 2005, and also opened a retail banking center in the same facility in the quarter ended September 30, 2005. In addition, we opened our fifth retail banking branch in Delran in September, 2006. These are entries into new marketplaces for the Bank, which we anticipate will enable us to increase our deposit and lending base. Other expense increased by $93,000 for year ended September 30, 2006 compared to the same 2005 period. The increase in other expense is largely related to costs associated with being a fully public company as well as the new branch facilities, with increased marketing and operating expenditures. While we expect that the projected growth from these new branches will result in increased profitability for the Company over the long-term, expenses will rise in the short-term, with increases in occupancy and equipment, compensation and benefits and other expense. There may also be increased expenses in the future as a result of additional awards that may be granted under the new stock benefit plans and compliance with the Sarbanes-Oxley Act.

         INCOME TAXES. The provision for income taxes decreased $116,000 to $351,000 for the year ended September 30, 2006 from $467,000 for the year ended September 30, 2005. The decrease in tax expense is attributable primarily to the decrease in pre-tax earnings. The effective tax rate increased to 45% for the 2006 fiscal year from 43% for the 2005 fiscal year.

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

     Our liquidity, represented by cash and cash equivalents and investment securities, is a product of our operating, investing and financing activities. Our primary sources of liquidity are deposits, loan and investment security repayments and sales, and borrowed funds. While scheduled payments from the amortization and maturity of loans, investment securities and short-term investments are relatively predictable sources of funds, deposit flows, loan and mortgage-backed security prepayments and investment security calls are greatly influenced by general interest rates, economic conditions and competition. We monitor projected liquidity needs to ensure that adequate liquidity is maintained on a daily and long-term basis. We have the ability to borrow from the FHLB of New York, or others, should the need arise. As of September 30, 2006, we had $9.3 million in outstanding borrowings from the FHLB of New York.

     Cash flows from financing activities increased by approximately $3.9 million during the year ended September 30, 2006 to $17.923 million compared to $14.056 million in the prior fiscal year, primarily due to increases in deposits. The Company's primary use of cash was in investing activities, including loan disbursements and purchases of investments securities. Cash used in investment activities increased $2.6 million to $18.4 million compared to $15.8 million in the prior fiscal year.

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

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. We have approved lines of credit unused but accessible to borrowers totaling $7.8 million at both September 30, 2006 and 2005. Our experience has been that approximately 55% of loan commitments are drawn upon by customers.

     At September 30, 2006 and 2005, we had $3.8 million and $8.9 million in outstanding commitments to fund loans and $119,000 and $132,000 in outstanding
commercial   letters  of  credit,   respectively.   There  were  no  outstanding
commitments to sell loans or purchase investment securities at September 30, 2006.

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

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised), "Share-Based Payment." SFAS No. 123 (revised) replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123 (revised) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies' footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method.

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

     In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets." SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 amends SFAS No. 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS No. 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective in the first fiscal year beginning after September 15, 2006 with earlier adoption permitted. The Company does not expect the adoption of SFAS No. 156 to have a material impact on its consolidated financial condition, results of operations or cash flows.

     In September 2006, the FASB issued Statement of Financial Accounting Standards SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

     In September, 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which amends SFAS Nos. 87 and 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS Nos. 87 and 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date - the date at which the benefit obligation and plan assets are measured - is required to be the Company's fiscal year end. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company is currently analyzing the effects of SFAS 158 but does not expect its implementation will have a significant impact on the Company's consolidated financial conditions or results of operations.

     In September,  2006, the SEC issued Staff Accounting  Bulleting ("SAB") No.
108. SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB No. 108, companies might evaluate the materiality of financial-statement misstatements using either the income statement or balance approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB No. 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption it will have no impact on the Company's consolidated financial conditions or results of operations.

     In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (FIN
48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

FONTANELLA AND BABITTS
CERTIFIED PUBLIC ACCOUNTANTS

                                                   534 Union Boulevard
                                                   Totowa Boro, New Jersey 07512
                                                   Tel: (973) 595-5300
                                                   Fax: (973) 595-5890


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------



To the Board of Directors
Roebling Financial Corp, Inc. and Subsidiary



We have audited the accompanying consolidated statements of financial condition of Roebling Financial Corp, Inc. and Subsidiary, as of September 30, 2006 and 2005, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roebling Financial Corp, Inc. and Subsidiary, at September 30, 2006 and 2005, and the results of their operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.


                                          /s/ Fontanella and Babitts



December 15, 2006

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                 ----------------------------------------------

                                                                          September 30,
                                                                ------------------------------
                                                                     2006             2005
                                                                -------------    -------------
Assets
------

Cash and due from banks                                         $   2,777,702    $   2,427,721
Interest-bearing deposits                                             602,543          647,361
                                                                -------------    -------------
              Total cash and cash equivalents                       3,380,245        3,075,082

Certificates of deposit                                                    --          300,000
Securities available for sale                                      27,206,912       27,160,135
Securities held to maturity; approximate fair value of
  $397,000 (2006) and $565,000 (2005) respectively                    395,448          557,503
Loans receivable, net                                              94,013,947       76,550,816
Accrued interest receivable                                           646,733          476,741
Federal Home Loan Bank of New York stock, at cost                     575,400          601,600
Premises and equipment                                              3,832,656        2,765,730
Other assets                                                          555,193          371,602
                                                                -------------    -------------
              Total assets                                      $ 130,606,534    $ 111,859,209
                                                                =============    =============
Liabilities and stockholders' equity
------------------------------------

Liabilities
-----------

Deposits                                                        $ 103,682,361    $  84,855,624
Borrowed funds                                                      9,300,000       10,000,000
Advances from borrowers for taxes and insurance                       417,781          395,766
Other liabilities                                                     796,180          559,767
                                                                -------------    -------------
              Total liabilities                                   114,196,322       95,811,157
                                                                -------------    -------------

Commitments and contingencies                                              --               --

Stockholders' equity
--------------------

Serial preferred stock, par value $.10, authorized 5,000,000
 shares, no shares issued                                                  --               --
Common stock; par value $.10; shares authorized and shares
 issued of 20,000,000 and 1,712,259 at September 30, 2006;
 20,000,000 and 1,710,045 at September 30, 2005; respectively         171,226          171,004
Additional paid-in-capital                                         10,354,309       10,326,722
Unallocated employee stock ownership plan shares                     (620,520)        (698,085)
Unallocated restricted stock plan shares                              (54,331)         (14,067)
Retained earnings - substantially restricted                        6,814,613        6,546,979
Accumulated other comprehensive loss - unrealized loss
 on securities available for sale, net of tax                        (255,085)        (284,501)
                                                                -------------    -------------
              Total stockholders' equity                           16,410,212       16,048,052
                                                                -------------    -------------
              Total liabilities and stockholders' equity        $ 130,606,534    $ 111,859,209
                                                                =============    =============

See accompanying notes to consolidated financial statements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

                                                              Year Ended
                                                             September 30,
                                                       -------------------------
                                                          2006           2005
                                                       ----------     ----------
Interest income:
   Loans receivable                                    $5,628,526     $4,019,378
   Securities                                             974,144      1,024,675
   Other interest-earning assets                           47,487         73,180
                                                       ----------     ----------
              Total interest income                     6,650,157      5,117,233
                                                       ----------     ----------

Interest expense:
   Deposits                                             1,783,601      1,006,388
   Borrowed funds                                         428,797        211,530
                                                       ----------     ----------
              Total interest expense                    2,212,398      1,217,918
                                                       ----------     ----------

Net interest income                                     4,437,759      3,899,315
Provision for loan losses                                 132,000         89,000
                                                       ----------     ----------
              Net interest income after
                provision for loan losses               4,305,759      3,810,315
                                                       ----------     ----------

Non-interest income:
   Loan fees                                               51,537         74,115
   Account servicing and other                            408,340        398,008
   Gain on sale of loans                                    3,051          3,087
                                                       ----------     ----------
              Total non-interest income                   462,928        475,210
                                                       ----------     ----------

Non-interest expense:
   Compensation and benefits                            2,254,220      1,715,093
   Occupancy and equipment                                560,936        431,901
   Service bureau and data processing                     420,902        401,958
   Federal insurance premiums                              11,303         11,328
   Other                                                  740,323        647,378
                                                       ----------     ----------
              Total non-interest expense                3,987,684      3,207,658
                                                       ----------     ----------

Income before income taxes                                781,003      1,077,867
Income taxes                                              350,600        466,764
                                                       ----------     ----------
              Net income                               $  430,403     $  611,103
                                                       ==========     ==========

Basic earnings per share                               $     0.26     $     0.38
                                                       ==========     ==========

Diluted earnings per share                             $     0.26     $     0.38
                                                       ==========     ==========

Weighted average shares
  outstanding - basic                                   1,632,681      1,612,531
                                                       ==========     ==========
Weighted average shares
  outstanding - diluted                                 1,641,774      1,624,133
                                                       ==========     ==========

See accompanying notes to consolidated financial statements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                 -----------------------------------------------

                                                              Year Ended
                                                             September 30,
                                                       -------------------------
                                                          2006           2005
                                                       ----------     ----------
Net income                                              $ 430,403     $ 611,103

Other comprehensive income,
  net of income taxes:
      Unrealized holding gains (losses) on
         securities available for sale, net of
         income taxes (benefit) of $19,562
         and $(238,011), respectively                      29,416      (357,910)
                                                        ---------     ---------
Comprehensive income                                    $ 459,819     $ 253,193
                                                        =========     =========

See accompanying notes to consolidated financial statements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 -----------------------------------------------

                                                                                                        Accumulated
                                                   Additional     Unallocated  Unallocated                  Other
                                      Common        Paid-in         ESOP         RSP       Retained    Comprehensive
                                       Stock        Capital        Shares       Shares     Earnings    Income (Loss)     Total
                                       -----        -------        ------       ------     --------    -------------     -----
Balance - September 30, 2004         $168,740   $10,151,118    $(775,650)   $      -   $5,935,876    $  73,409      $15,553,493

Net income                                  -             -            -           -      611,103            -          611,103

Amortization of ESOP shares                 -        11,211       77,565           -            -            -           88,776

Change in unrealized gain
 (loss) on securities available
 for sale, net of tax                       -             -            -           -            -     (357,910)        (357,910)

Exercise of stock options               2,264        79,133            -           -            -            -           81,397

Common stock acquired by RSP                -          (660)           -     (20,498)           -            -          (21,158)

Allocation of RSP shares                    -            -             -       6,431            -            -            6,431

Tax benefit of stock benefit plans          -       85,920             -           -            -            -           85,920
                                     --------   -----------    ---------    --------   ----------    ---------      -----------
Balance - September 30, 2005          171,004    10,326,722     (698,085)    (14,066)   6,546,979     (284,501)      16,048,052

Dividends paid on common stock              -             -            -           -     (162,769)           -         (162,769)

Net income                                  -             -            -           -      430,403            -          430,403

Amortization of ESOP shares                 -        20,167       77,565           -            -            -           97,732

Change in unrealized gain
 (loss) on securities available
 for sale, net of tax                       -             -            -           -            -       29,416           29,416

Exercise of stock options                 222         7,738            -           -            -            -            7,960

Common stock acquired by RSP                -        (6,645)           -     (64,226)           -            -          (70,871)

Allocation of RSP shares                    -             -            -      23,962            -            -           23,962

Tax benefit of stock benefit plans          -         6,327            -           -            -            -            6,327
                                     --------   -----------    ---------    --------   ----------    ---------      -----------
Balance - September 30, 2006         $171,226   $10,354,309    $(620,520)   $(54,331)  $6,814,613    $(255,085)     $16,410,212
                                     ========   ===========    =========    ========   ==========    =========      ===========

See accompanying notes to consolidated financial statements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                                                                                          Year Ended
                                                                                         September 30,
                                                                                -------------------------------
                                                                                    2006                2005
                                                                                ------------       ------------
Cash flows from operating activities:
   Net income                                                                   $    430,403       $    611,103
   Adjustments to reconcile net income to
    net cash provided by operating activities:
       Depreciation                                                                  279,232            192,229
       Amortization of premiums and discounts, net                                     9,514             13,459
       Amortization of deferred loan fees and costs, net                             (63,550)              (119)
       Provision for loan losses                                                     132,000             89,000
       Origination of loans held for sale, net of repayments                      (1,806,289)          (839,294)
       Gain on sale of loans                                                          (3,251)            (3,087)
       Proceeds from sale of loans held for sale                                   1,809,540            990,381
       Increase in other assets                                                     (198,641)           (33,301)
       Increase in accrued interest receivable                                      (169,992)           (88,328)
       Increase in other liabilities                                                 238,228            109,561
       Amortization/allocation of ESOP and RSP                                       121,694             95,207
                                                                                ------------       ------------
              Net cash provided by operating activities                              778,888          1,136,811
                                                                                ------------       ------------

Cash flows from investing activities:
   Proceeds from maturities of certificates of deposit                               300,000            900,000
   Purchase of securities available for sale                                      (2,969,147)        (8,756,318)
   Proceeds from payments and maturities of
    securities available for sale                                                  2,962,085          5,158,896
   Proceeds from payments and maturities
    of securities held to maturity                                                   161,804            421,826
   Loan disbursements, net of principal repayments                               (17,531,581)       (12,263,436)
   Redemption (purchase) of Federal Home Loan Bank Stock                              26,200            (43,700)
   Purchase of premises and equipment                                             (1,346,158)        (1,231,584)
                                                                                ------------       ------------
              Net cash used in investing activities                              (18,396,797)       (15,814,316)
                                                                                ------------       ------------


See accompanying notes to consolidated financial statements.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
                 ----------------------------------------------

                                                                                          Year Ended
                                                                                         September 30,
                                                                                -------------------------------
                                                                                    2006                2005
                                                                                ------------       ------------
Cash flows from financing activities:
    Net increase in deposits                                                      18,826,737          5,038,486
    Net (decrease) increase in short-term borrowed funds                            (700,000)         2,000,000
    Proceeds from long-term borrowed funds                                                 -          7,000,000
    Increase (decrease) in advance payments by borrowers
      for taxes and insurance                                                         22,015            (42,860)
    Dividends paid                                                                  (162,769)                 -
    Purchase of common shares by RSP                                                 (70,871)           (21,158)
    Proceeds from exercise of stock options                                            7,960             81,397
                                                                                 -----------        -----------
              Net cash provided by financing activities                           17,923,072         14,055,865
                                                                                 -----------        -----------


Net increase (decrease) in cash and cash equivalents                                 305,163           (621,640)

Cash and cash equivalents - beginning                                              3,075,082          3,696,722
                                                                                 -----------        -----------
Cash and cash equivalents - ending                                               $ 3,380,245        $ 3,075,082
                                                                                 ===========        ===========
Supplemental Disclosures of Cash Flow Information

Cash paid for:
    Interest on deposits and borrowed funds                                      $ 2,217,341        $ 1,215,291
                                                                                 ===========        ===========

    Income taxes                                                                 $   442,157        $   360,892
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

The Company's loan portfolio is predominantly made up of 1-to-4 family residential mortgage and home equity loans, the majority of which are secured by properties located in Burlington County. These loans are secured by lien positions on the respective real estate properties and are subject to the Company's loan underwriting policies. In general, the Company's loan portfolio performance is dependent upon the local economic conditions.

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

In December 2003, the Emerging Issues Task Force issued EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This statement from the EITF addresses disclosure requirements regarding information about temporarily impaired investments. The requirements are effective for fiscal years ending after December 15, 2003, for all entities that have debt or marketable equity securities with market values below carrying values. The requirements apply to investments in debt and marketable equity securities that are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

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

An allowance for loan losses is maintained at a level considered necessary to provide for loan losses based upon the evaluation of known and inherent losses in the loan portfolio. Management of the Company, in determining the allowance for loan losses, considers the credit risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions. The Company utilizes a two tier approach: (1) identification of problem loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Company maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of impaired problem loans. Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. A loan is deemed to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Company does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. General loan losses are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment.

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

The Company accounts for its transfers and servicing of financial assets in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standards for accounting for the securitizations and other transfers of financial assets and collateral. Transfers of financial assets for which the Company has surrendered control of the financial assets are accounted for as sales to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Retained interests in a sale or securitization of financial assets are measured at the date of transfer by allocating the previous carrying amount between the assets transferred and based on their relative estimated fair values. The fair values of retained servicing rights and any other retained interests are determined based on the present value of expected future cash flows associated with those interests and by reference to market prices for similar assets. There were no transfers of financial assets to related or affiliated parties. As of September 30, 2006 and 2005, the Company has not recorded mortgage servicing assets due to the immateriality of the amount that would have been capitalized based upon the limited amount of assets secured by the Company.

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

Included in Note 14 to consolidated financial statements are the required proforma disclosures.

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

The following is a summary of the Company's earnings per share calculations:

                                                              Year Ended
                                                             September 30,
                                                      --------------------------
                                                          2006             2005
                                                      ----------      ----------
Net income                                            $  430,403      $  611,103
                                                      ==========      ==========

Weighted average common shares
  outstanding for computation of
  basic EPS (1)                                        1,632,681       1,612,531

Common-equivalent shares due to
  the dilutive effect of stock options
  and RSP awards                                           9,093          11,602
                                                      ----------      ----------
Weighted-average common shares
  for computation of diluted EPS                       1,641,774       1,624,133
                                                      ==========      ==========
Earnings per common share:
   Basic                                              $     0.26      $     0.38
   Diluted                                            $     0.26      $     0.38

(1) Excludes unallocated ESOP shares

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

2.  CERTIFICATES OF DEPOSIT
---------------------------

                                                          September 30,
                                                     ---------------------
                                                      2006           2005
                                                     ------         ------

Maturity
--------
Due within one year                                  $   --        $300,000
                                                     ------        --------
                                                     $   --        $300,000
                                                     ======        ========

There are no uninsured certificates of deposit included above.

3.  SECURITIES AVAILABLE FOR SALE
---------------------------------

                                                                          September 30, 2006
                                                     -------------------------------------------------------------
                                                                            Gross Unrealized
                                                      Amortized         ------------------------        Estimated
                                                         Cost             Gains          Losses         Fair Value
                                                         ----             -----          ------         ----------
Investment Securities
   U.S. Government and Agency Securities:
      Due within one year                            $ 8,250,000         $    --       $106,597        $ 8,143,403
      Due after one year through five years           11,747,572           1,410        255,781         11,493,201
      Due after five years through ten years           2,250,000          15,705         18,398          2,247,307
   Marketable Equity Securities                            2,888          19,476              -             22,364

Mortgage-backed Securities
   GNMA                                                1,119,535           4,293            320          1,123,508
   FHLMC                                               2,086,704           7,732         29,616          2,064,820
   FNMA                                                2,174,931           2,484         65,106          2,112,309
                                                     -----------         -------       --------        -----------
                                                     $27,631,630         $51,100       $475,818        $27,206,912
                                                     ===========         =======       ========        ===========
                                                                          September 30, 2005
                                                     -------------------------------------------------------------
                                                                            Gross Unrealized
                                                      Amortized         ------------------------        Estimated
                                                         Cost             Gains          Losses         Fair Value
                                                         ----             -----          ------         ----------
Investment Securities
   U.S. Government and Agency Securities:
      Due within one year                            $ 1,500,000         $    --       $ 24,870        $ 1,475,130
      Due after one year through five years           19,246,185              --        410,837         18,835,348
      Due after five years through ten years             750,000              --         13,027            736,973
   Marketable Equity Securities                            2,888          14,880             --             17,768

Mortgage-backed Securities
   GNMA                                                1,731,908          10,256            957          1,741,207
   FHLMC                                               1,774,597           5,617         20,645          1,759,569
   FNMA                                                2,628,253           9,303         43,416          2,594,140
                                                     -----------         -------       --------        -----------
                                                     $27,633,831         $40,056       $513,752        $27,160,135
                                                     ===========         =======       ========        ===========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


3.  SECURITIES AVAILABLE FOR SALE (CONT'D)
---------------------------------

Securities available for sale with a carrying value of approximately $494,000 and $492,000, as of September 30, 2006 and 2005, respectively, are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act (GUDPA). Securities with a carrying value of approximately $17,069,000 and $13,707,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2006 and 2005, respectively. In addition, securities with a carrying value of approximately $483,000 and $495,000 are pledged as collateral to the Federal Reserve Bank as of September 30, 2006 and 2005, respectively.

There were no sales of investment securities or mortgage-backed securities during the years ended September 30, 2006 and 2005.

Provided below is a summary of securities available for sale which were in an unrealized loss position at September 30, 2006 and 2005. Approximately $462,000 or 97% and $111,000 or 22% of the unrealized loss, as of September 30, 2006 and 2005, respectively, was comprised of securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, the Company believes the deterioration in value is attributable to changes in the market interest rates and not credit quality of the issuer.

                                                                        September 30, 2006
                                               --------------------------------------------------------------
                                                      Under One Year                      One Year or More
                                               ----------------------------     -----------------------------
                                                                   Gross                             Gross
                                               Estimated         Unrealized      Estimated        Unrealized
                                               Fair Value           Loss         Fair Value           Loss
                                               ----------           ----         ----------           ----
U.S. Government and Agency Securities           $       --        $    --       $19,616,796         $380,776

Mortgage-backed Securities
    GNMA                                                --             --           391,478              320
    FHLMC                                          300,267          1,801           980,766           27,815
    FNMA                                           722,786         12,492         1,225,794           52,614
                                                ----------        -------       -----------         --------
        Total available for sale                $1,023,053        $14,293       $22,214,834         $461,525
                                                ==========        =======       ===========         ========
                                                                        September 30, 2005
                                               --------------------------------------------------------------
                                                      Under One Year                      One Year or More
                                               ----------------------------     -----------------------------
                                                                   Gross                             Gross
                                               Estimated         Unrealized      Estimated        Unrealized
                                               Fair Value           Loss         Fair Value           Loss
                                               ----------           ----         ----------           ----
U.S. Government and Agency Securities          $17,143,381         $352,804     $3,904,070          $95,930

Mortgage-backed Securities
    GNMA                                           609,242              957             --               --
    FHLMC                                        1,188,968           20,645             --               --
    FNMA                                         1,255,555           28,303        625,575           15,113
                                               -----------         --------     ----------         --------
        Total available for sale               $20,197,146         $402,709     $4,529,645         $111,043
                                               ===========         ========     ==========         ========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


4.  SECURITIES HELD TO MATURITY
-------------------------------

                                                                          September 30, 2006
                                                     -----------------------------------------------------------
                                                                            Gross Unrealized
                                                      Amortized      ------------------------        Estimated
                                                         Cost         Gains          Losses         Fair Value
                                                         ----         -----          ------         ----------
Investment Securities
   U.S. Government and Agency Securities:
      Due after five through ten years             $ 54,855          $  387          $   --          $ 55,242

Mortgage-backed Securities
   CMO (FNMA)                                        25,432              74              41            25,465
   GNMA                                              58,619             582              --            59,201
   FHLMC                                            103,829             781              --           104,610
   FNMA                                             152,713             899           1,219           152,393
                                                   --------          ------          ------          --------
                                                   $395,448          $2,723          $1,260          $396,911
                                                   ========          ======          ======          ========
                                                                          September 30, 2005
                                                     -----------------------------------------------------------
                                                                          Gross Unrealized
                                                      Amortized      ------------------------        Estimated
                                                         Cost         Gains          Losses         Fair Value
                                                         ----         -----          ------         ----------
Investment Securities
   U.S. Government and Agency Securities:
      Due after five through ten years             $ 103,964           $ 945            $ --         $ 104,909

Mortgage-backed Securities
   CMO (FNMA)                                         53,175             696              99            53,772
   GNMA                                               96,479           1,323              --            97,802
   FHLMC                                             113,317           1,776              --           115,093
   FNMA                                              190,568           2,951              --           193,519
                                                   ---------         -------            ----         ---------
                                                   $ 557,503         $ 7,691            $ 99         $ 565,095
                                                   =========         =======            ====         =========


Securities held to maturity with a carrying value of approximately $51,000 and $86,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2006 and 2005, respectively.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

5. LOANS RECEIVABLE, NET
------------------------

                                                                                        September 30,
                                                                                -------------------------------
                                                                                   2006                2005
                                                                                ------------       ------------
 Mortgage loans:
    One-to-four family residential                                              $ 37,200,342       $ 36,955,559
    Multi-family residential                                                       4,315,504          2,141,296
    Commercial real estate                                                        15,550,275         15,479,371
    Construction and land                                                         18,986,784          8,226,123
                                                                                ------------       ------------
                                                                                  76,052,905         62,802,349
                                                                                ------------       ------------

 Consumer and other loans:
    Home equity                                                                   21,994,906         16,469,391
    Automobile                                                                        25,848             33,846
    Secured by deposits                                                               44,221             38,744
    Unsecured                                                                         68,794             76,237
    Mobile home                                                                       35,876             70,664
    Commercial                                                                     2,756,549          1,578,290
                                                                                ------------       ------------
                                                                                  24,926,194         18,267,172
                                                                                ------------       ------------
               Total loans                                                       100,979,099         81,069,521
                                                                                ------------       ------------

 Less:
    Loans in process                                                               6,256,783          3,919,342
    Net deferred loan origination fees (costs)                                         5,133             26,164
    Allowance for loan losses                                                        703,236            573,199
                                                                                ------------       ------------
                                                                                   6,965,152          4,518,705
                                                                                ------------       ------------
                                                                                $ 94,013,947       $ 76,550,816
                                                                                ============       ============

At September 30, 2006 and 2005, non-accrual loans for which interest had been discontinued totaled approximately $434,000 and $58,000, respectively. Interest income actually recognized on non-accrual loans totaled approximately $5,100 and $6,800 for the years ended September 30, 2006 and 2005, respectively. Interest income that would have been recognized, had the loans been current and performing in accordance with the original terms of their contracts, totaled approximately $13,100 and $2,700 for the years ended September 30, 2006 and 2005, respectively.

Activity in the allowance for loan losses is summarized as follows:

                                                             Year Ended
                                                            September 30,
                                                   ----------------------------
                                                      2006              2005
                                                   ---------          ---------
Balance - beginning                                $ 573,199          $ 490,646
Provision charged to income                          132,000             89,000
Charge offs                                           (1,963)            (6,447)
                                                   ---------          ---------
Balance - ending                                   $ 703,236          $ 573,199
                                                   =========          =========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

5. LOANS RECEIVABLE, NET (CONT'D)
------------------------

The activity with respect to loans to directors, officers and associates of such persons is as follows:

                                                          Year Ended
                                                         September 30,
                                               --------------------------------
                                                  2006                  2005
                                               -----------          -----------
Balance - beginning                            $ 1,017,502          $   762,762
Loan disbursements                                 154,700              366,243
Collection of principal                           (195,902)            (111,503)
Other changes                                      (60,976)                  --
                                               -----------          -----------
Balance - ending                               $   915,324          $ 1,017,502
                                               ===========          ===========

6. ACCRUED INTEREST RECEIVABLE
------------------------------

                                                         September 30,
                                               --------------------------------
                                                  2006                  2005
                                               -----------          -----------
Loans receivable                                $423,759             $258,069
Mortgage-backed securities                        22,140               23,665
Investment securities                            200,834              195,007
                                                --------             --------
                                                $646,733             $476,741
                                                ========             ========

7. PREMISES AND EQUIPMENT
-------------------------

                                                         September 30,
                                               --------------------------------
                                                  2006                  2005
                                               -----------          -----------
Land                                            $1,383,450           $1,329,793
Buildings and improvements                       2,586,375            1,516,514
Furniture, fixtures and equipment                1,009,693              949,711
                                                ----------           ----------
                                                 4,979,518            3,796,018

Less accumulated depreciation                    1,146,862            1,030,288
                                                ----------           ----------
                                                $3,832,656           $2,765,730
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

         Buildings                                       25 to 50 years
         Paving and other building related  additions     5 to 10 years
         Furniture and equipment                          5 to 10 years

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

8. LOAN SERVICING
-----------------

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows:

                                                         September 30,
                                               ---------------------------------
                                                  2006                   2005
                                               ----------             ----------
 Mortgage loan portfolios
   serviced for:
     FNMA                                      $7,393,563             $7,522,711
     Other                                      1,023,181                188,571
                                               ----------             ----------
                                               $8,416,744             $7,711,282
                                               ==========             ==========

Custodial escrow balances  maintained in connection with loan servicing  totaled
approximately   $100,000  and   $101,000,   at  September  30,  2006  and  2005,
respectively.

9. DEPOSITS
-----------

                                                                        September 30,
                                                    -------------------------------------------------------
                                                              2006                          2005
                                                    -------------------------    --------------------------
                                                    Weighted                     Weighted
                                                    Average                      Average
                                                      Rate          Amount         Rate            Amount
                                                      ----          ------         ----            ------
Non-interest-bearing deposits                        0.00%       $ 16,232,014      0.00%        $13,792,528
Interest-bearing checking accounts                   0.21%          9,340,174      0.21%         11,190,051
Money market accounts                                3.35%          8,746,526      1.82%          6,870,648
Savings accounts                                     0.58%         18,753,895      0.56%         21,952,183
Certificates of deposits                             4.49%         50,609,752      3.26%         31,050,214
                                                                 ------------                   -----------
Total deposits                                       2.60%       $103,682,361      1.51%        $84,855,624
                                                                 ============                   ===========


Deposit  accounts  with  balances  of  $100,000  or more  totaled  approximately
$23,348,000  and  $18,854,000  at  September  30,  2006 and 2005,  respectively.
Deposit balances in excess of $100,000 are not federally insured, with the exception of IRA's, which are insured to $250,000.

Scheduled maturities of certificates of deposit are as follows (in thousands):

                                                             September 30,
                                                       -------------------------
                                                         2006             2005
                                                       -------           -------
1 year or less                                         $43,064           $15,814
Over 1 year to 3 years                                   4,923            11,013
Over 3 years                                             2,623             4,223
                                                       -------           -------
                                                       $50,610           $31,050
                                                       =======           =======

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



9. DEPOSITS (CONT'D)
-----------

Interest expense on deposits is summarized as follows:

                                                              Year Ended
                                                            September 30,
                                                     ---------------------------
                                                        2006             2005
                                                     ----------       ----------
Interest-bearing checking accounts                   $   22,215       $   18,609
Money market accounts                                   193,496           73,104
Savings accounts                                        118,605          125,052
Certificates of deposit                               1,449,285          789,623
                                                     ----------       ----------
      Total                                          $1,783,601       $1,006,388
                                                     ==========       ==========

10. BORROWED FUNDS
------------------

The Company has available overnight lines of credit and a one-month overnight repricing line of credit with the Federal Home Loan Bank of New York ("FHLB"), totaling $18.6 million and $21.1 million at September 30, 2006 and 2005, respectively, subject to the terms and conditions of the lender's overnight advance program. As of September 30, 2006 and 2005, the Company had a $1.3 million and a $2.0 million balance, respectively, in the overnight line of credit at a rate of 5.55% and 4.11%, respectively.

At September 30, 2006 and 2005, fixed rate advances have contractual maturities as follows:

                                            September 30, 2006                  September 30, 2005
                                    ------------------------------        -------------------------------
                                                          Weighted                              Weighted
                                                          Average                               Average
                                        Amount             Rate              Amount              Rate
                                        ------             ----              ------              ----
  Due By September 30,
--------------------------

          2007                      $ 1,000,000             3.09%        $ 1,000,000              3.09%
          2008                        2,000,000             3.98%          2,000,000              3.98%
          2009                        1,000,000             4.41%          1,000,000              4.41%
          2010                        4,000,000             4.43%          4,000,000              4.43%
                                    -----------                          -----------
                                    $ 8,000,000             4.15%        $ 8,000,000              4.15%
                                    ===========                          ===========

At September 30, 2006 and 2005, the FHLB borrowings were secured by pledges of the Company's investment in the capital stock of the FHLB totaling $575,400 and $601,600 and mortgage-backed and other securities with a carrying value of approximately $17.1 million and $13.8 million, respectively.

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

11. INCOME TAXES
----------------

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was therefore, prior to September 30, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments. Retained earnings, at September 30, 2006 and 2005, include approximately $306,000 of such bad debt, which, in accordance with FASB Statement No. 109, "Accounting for Income Taxes," is considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are summarized as follows:

                                                              Year Ended
                                                            September 30,
                                                     ---------------------------
                                                        2006             2005
                                                     ---------         ---------
 Current tax expense:
   Federal                                           $ 314,253         $ 347,006
   State                                                90,311            98,063
                                                     ---------         ---------
                                                       404,564           445,069
                                                     ---------         ---------

Deferred tax expense (benefit):
   Federal                                             (42,498)           13,255
   State                                               (11,466)            8,440
                                                     ---------         ---------

                                                       (53,964)           21,695
                                                     ---------         ---------
                                                     $ 350,600         $ 466,764
                                                     =========         =========

The provision for income taxes differs from that computed at the federal statutory rate of 34% as follows:

                                                              Year Ended
                                                             September 30,
                                                        -----------------------
                                                          2006           2005
                                                        --------       --------
Tax at federal statutory rates                          $265,541       $366,475

Increase in tax resulting from:
   State taxes, net of federal tax effect                 52,038         70,292
   Other items                                            33,021         29,997
                                                        --------       --------
                                                        $350,600       $466,764
                                                        ========       ========

Effective rate                                             45%            43%
                                                        ========       ========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


11. INCOME TAXES (CONT'D)
----------------

The following temporary differences gave rise to deferred tax assets and liabilities:

                                                                                       September 30,
                                                                                --------------------------
                                                                                  2006             2005
                                                                                ---------        ---------
 Deferred tax assets:
    Allowance for loan losses                                                   $ 280,872        $ 228,214
    Depreciation of securities available for sale                                 169,632          189,194
                                                                                ---------        ---------
               Total deferred tax assets                                          450,504          417,408
                                                                                ---------        ---------

 Deferred tax liabilities:
    Depreciation                                                                   32,969           26,343
    Accrual to cash adjustments                                                    33,397           37,634
    Deferred loan origination fees and costs, net                                  82,889           87,138
    Discounts on investments                                                        7,798            7,244
                                                                                ---------        ---------
               Total deferred tax liabilities                                     157,053          158,359
                                                                                ---------        ---------
    Net deferred tax asset included in other assets                             $ 293,451        $ 259,049
                                                                                =========        =========

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company has approved lines of credit unused but accessible to borrowers totaling $7.8 million and $7.8 million, at September 30, 2006 and 2005, respectively. The Company's experience has been that approximately 55 percent of loan commitments are drawn upon by customers.

At September 30, 2006 and 2005, the Company had $3.8 million and $8.9 million in outstanding commitments to fund loans and $119,000 and $132,000 in outstanding commercial letters of credit, respectively. There were no outstanding commitments to sell loans or to purchase investment securities at September 30, 2006 or 2005.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of tangible and core capital (as defined in the regulations) to total assets and of total risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of September 30, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of February 2006, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based and core ratios, as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the institution's category.

The following table presents a reconciliation of capital per GAAP and regulatory capital at the dates indicated (in thousands):

                                                                                     September 30,
                                                                                ------------------------
                                                                                  2006            2005
                                                                                --------        --------
GAAP capital                                                                    $ 12,016        $ 11,530
Add (subtract): unrealized (gain) loss
                          on securities available for sale                           255             285
                                                                                --------        --------

Core and tangible capital                                                         12,271          11,815
Add: general allowance for loan losses                                               703             571
         Unrealized gains on equity securities
          available for sale                                                           9               7
                                                                                --------        --------
Total risk-based capital                                                        $ 12,983        $ 12,393
                                                                                ========        ========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

13. REGULATORY CAPITAL (CONT'D)
----------------------

The Bank's actual capital amounts and ratios are presented in the following table:

                                                                                                 To be Well-
                                                                                              Capitalized Under
                                                                      For Capital             Prompt Corrective
                                            Actual                Adequacy Purposes           Action Provisions
                                    --------------------        ---------------------       --------------------
                                    Amount         Ratio        Amount         Ratio        Amount         Ratio
                                    ------         -----        ------         -----        ------         -----
                                                               (Dollars in thousands)
As of September 30, 2006
    Tangible capital              $ 12,271         9.37%       $ 1,965         1.50%          N/A              -
    Tier 1 (core) capital           12,271         9.37%         5,241         4.00%       $ 6,551         5.00%
    Risk-based capital:
        Tier 1                      12,271        14.15%         3,469         4.00%         5,203         6.00%
        Total                       12,983        14.97%         6,938         8.00%         8,672        10.00%

As of September 30, 2005
    Tangible capital              $ 11,815        10.52%       $ 1,685         1.50%          N/A              -
    Tier 1 (core) capital           11,815        10.52%         4,494         4.00%       $ 5,618         5.00%
    Risk-based capital:
        Tier 1                      11,815        17.13%         2,759         4.00%         4,139         6.00%
        Total                       12,393        17.97%         5,518         8.00%         6,898        10.00%


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

The employees' arrangement meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code. Employees generally become eligible when they have attained age 21 and have one year of service. Each participant may elect to have his compensation reduced by up to the maximum amount allowed by law. The reduction is contributed to the plan. During 2006, the Company contributed 100% of the first 3% of participants' contributions and 50% of the next 2%, for a maximum match of 4%. All participants become 100% vested upon entering the plan. Contributions to the plan by the Company totaled approximately $38,000 and $32,600 for the years ended September 30, 2006 and 2005, respectively.

Directors Consultation and Retirement Plan
------------------------------------------

The Company maintains a Directors Consultation and Retirement Plan ("DRP") to provide retirement benefits to directors of the Company who are not officers or employees ("Outside Directors"). Any director who has served as an Outside Director shall be a participant in the DRP, and payments under the DRP commence once the Outside Director retires as a director of the Company. The DRP provides a retirement benefit based on the number of years

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


14. BENEFIT PLANS (CONT'D)
-----------------

Directors Consultation and Retirement Plan (Cont'd)
------------------------------------------

of service to the Company. Outside Directors who have completed not less than 12 years of service shall receive a benefit equal to (50%) + 2.889% times the number of years of service in excess of 12, multiplied by the average monthly board fee in effect at the time of retirement. The maximum benefit shall be 85% of such monthly board fee. Benefits shall be paid for a maximum of 84 months to the retired directors, a surviving spouse, or the director's estate. The DRP is an unfunded nonqualified pension plan, which is not anticipated to ever hold assets for investment. Any contributions made to the DRP will be used to immediately pay DRP benefits as they come due. The Company does not expect to make any contributions to the DRP in fiscal 2007.

The following table summarizes changes in the DRP's projected benefit obligations and the fair value of the DRP assets. The table also provides a reconciliation of the funded status to the accrued plan cost recognized in the consolidated balance sheets. The Company uses a measurement date of July 1 for accounting and disclosure purposes.

                                                       At or for the Year Ending
                                                            September 30,
                                                       -------------------------
                                                          2006           2005
                                                       ---------      ---------
Change in Benefit Obligation:

Benefit obligation at beginning of year                $ 348,054      $ 258,624
    Service cost                                          15,660         11,928
    Interest cost                                         19,940         16,796
    Actuarial (gain) loss                                (27,323)        70,906
    Annuity payments                                      (2,550)       (10,200)
                                                       ---------      ---------
Benefit obligation at end of year                        353,781        348,054
                                                       ---------      ---------

Change in plan assets:

Market value of assets - beginning                            --             --
Employer contributions                                     2,550         10,200
Annuity payments                                          (2,550)       (10,200)
                                                       ---------      ---------
Market value of assets - ending                               --             --
                                                       ---------      ---------

Funded status                                           (353,781)      (348,054)
Amount contributed during fourth quarter                    --            2,550
Unrecognized loss                                         58,729         92,256
Unrecognized past service liability                       42,380         53,188
                                                       ---------      ---------
Accrued plan cost included in
  other liabilities                                    $(252,672)     $(200,060)
                                                       =========      =========

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



14. BENEFIT PLANS (CONT'D)
-----------------

Pension benefits expected to be paid for the fiscal years ending September 30 are $0 in 2007, $9,000 in 2008, $11,000 in 2009, $14,000 in 2010, $31,000 in
2011 and a total of $244,000 in 2012-2016. These amounts are based on the same assumptions used to measure the benefit obligation at September 30, 2006 and include estimated future service. The components of the net periodic plan cost are as follows:

                                                                  Year Ended
                                                                 September 30,
                                                              ------------------
                                                                2006       2005
                                                              -------    -------
 Net periodic plan cost included
  the following components:
   Service cost                                               $15,660    $11,928
   Interest cost                                               19,940     16,796
   Unrecognized loss                                            6,204         --
   Amortization of unrecognized past service liability         10,808     10,808
                                                              -------    -------
Net periodic plan cost included in
  compensation and benefits                                   $52,612    $39,532
                                                              =======    =======

A discount rate of 6.625% and 5.75% and a rate of increase in future compensation levels of 5.00% and 4.25% were assumed in the plan valuation for the years ended September 30, 2006 and 2005, respectively.

Stock Option Plan
-----------------

On January 25, 1999, the stockholders of the Company approved a stock option plan (the "1999 Plan"), while on January 30, 2006, the stockholders ratified a 2006 Stock Option Plan (the "2006 Plan"), collectively, the "Plans". The Plans authorize the issuance of up to an additional 77,670 and 91,076 shares, respectively, of common stock by the Company upon the exercise of stock options that may be awarded to officers, directors, key employees, and other persons providing services to the Company. Shares issued on the exercise of options may be authorized but unissued shares, treasury shares or shares acquired on the open market. The options granted under the Plans constitute either Incentive Stock Options or Non-Incentive Stock Options. On January 30, 2006, and September 6, 2006, options to purchase 54,642 and 58,800 shares, respectively, were granted pursuant to the 2006 Plan. The options were granted at an exercise price equal to the fair market value of the Company's common stock on the date of grant, expire not more than 10 years after the date of grant and are immediately exercisable.

The following table summarizes activity under the Plans for the years ended September 30, 2006 and 2005:

                                                                   Year Ended September 30,
                                                     --------------------------------------------------------
                                                           2006                           2005
                                                     ------------------------       -------------------------
                                                                     Weighted                       Weighted
                                                                      Average                        Average
                                                       Number        Exercise         Number        Exercise
                                                     of Shares         Price        of Shares         Price
                                                     ---------         -----        ---------         -----
Outstanding at beginning of period                     14,642         $ 3.595         37,284         $ 3.595
Granted                                               113,442          11.412             --              --
Exercised                                              (2,214)          3.595        (22,642)          3.595
Forfeited                                                  --              --             --              --
                                                      -------         -------        -------         -------
Outstanding at end of period                          125,870         $10.641         14,642         $ 3.595
                                                      =======         =======        =======         =======
Options exercisable at period end                     125,870                        14,642
                                                      =======                        ======

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


14. BENEFIT PLANS (CONT'D)
-----------------

Stock Option Plan (Cont'd)
-----------------

The following table summarizes all stock options outstanding as of September 30, 2006, all of which are exercisable:

                                            Weighted Average
      Exercise            Number               Remaining
       Price             of Shares          Contractual Life
       -----             ---------          ----------------

      $ 3.595              12,428             2.4 years
       10.000              54,642             9.3 years
       12.725              58,800             9.9 years

     $ 10.641             125,870             8.9 years



The Company accounts for these Plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No compensation cost related to these Plans is reflected in net income, as all options granted under the Plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board Statement No. 123 ("SFAS No. 123"), Accounting for Stock-Based Compensation, to the option grants:

                                                        Year Ended September 30,
                                                           2006         2005
                                                       -----------   -----------
Net income, as reported                                $   430,403   $   611,103

Deduct: Total stock-based compensation expense
determined under fair value based method for stock
options, net of related tax effects                        296,644            --
                                                       -----------   -----------
Pro forma net income                                   $   133,759   $   611,103
                                                       ===========   ===========
Earnings per common share:
    Basic - as reported                                $      0.26   $      0.38
    Basic - pro forma                                  $      0.08   $      0.38
    Diluted - as reported                              $      0.26   $      0.38
    Diluted  - pro forma                               $      0.08   $      0.38


The weighted-average fair value of each option granted in 2006 using the Black-Scholes options pricing model was $4.35. Significant weighted average assumptions used in the model included a dividend yield of 1.00%; expected volatility of 39.64%; risk-free interest rate of 4.53%, and expected life of 5 years.

Restricted Stock Plan
---------------------

On January 25, 1999, the stockholders of the Company approved a restricted stock plan (the "1999 Plan"), while on January 30, 2006, the stockholders ratified a 2006 Restricted Stock Plan (the "2006 Plan"), collectively, the "Plans". The Plans provide for the award of shares of restricted stock to directors, officers and employees. The 1999 Plan

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

14. BENEFIT PLANS (CONT'D)
-----------------

Restricted Stock Plan (Cont'd)
---------------------

and the 2006 Plan provide for the purchase of 31,066 and 36,430 shares of common stock, respectively, in the open market to fund such awards. All of the Common Stock to be purchased by the Plan will be purchased at the fair market value on the date of purchase. Awards under the Plan are made in recognition of expected future services to the Company by its directors, officers, and key employees responsible for implementation of the policies adopted by the Company's Board of Directors and as a means of providing a further retention incentive. Under the 1999 Plan, 18,017 shares were awarded in fiscal 1999 while 2,101 and 2,626 shares were awarded in fiscal 2005 and fiscal 2006, respectively, with a grant-date fair value of $9.75 and $9.70 per share, respectively. The awards vest 20% on the date of grant and 20% each of the next four years. On January 30, 2006, 13,110 shares were awarded pursuant to the 2006 Plan. The awards vest 1/3 on the date of grant and 1/3 as of each of the next two years. Compensation expense on Plan shares is recognized over the vesting periods based on the market value of the stock on the date of grant. Recipients of awards receive compensation payments equal to dividends paid prior to the date of vesting within 30 days of each dividend payment date. Plan expense was approximately $84,100 and $6,400 for the years ended September 30, 2006 and 2005, respectively.

Employee Stock Ownership Plan
-----------------------------

Effective upon the consummation of the Bank's initial stock offering, an Employee Stock Ownership Plan ("ESOP") was established for all eligible employees who had completed a twelve-month period of employment with the Bank and at least 1,000 hours of service, and had attained the age of 21. The ESOP used $156,800 in proceeds from a term loan to purchase 62,149 shares of Bank common stock during the stock offering. In fiscal 2004, the ESOP purchased 72,861 shares of common stock in the second-step conversion with the proceeds of a $776,000 loan from the Company, which has a 10-year term and an interest rate of 4.75%. $47,000 of the proceeds were used to payoff the prior outstanding debt.

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

The ESOP is accounted for in accordance with Statement of Position 93-6, "Accounting for Employee Stock Ownership Plans," which was issued by the American Institute of Certified Public Accountants in November 1993. Accordingly, the ESOP shares pledged as collateral are reported as unallocated ESOP shares in the statements of financial condition. As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $98,000 and $89,000 for the years ended September 30, 2006 and 2005, respectively.

The ESOP shares were as follows, as adjusted for the exchange:

                                                               Year Ended
                                                              September 30,
                                                       -------------------------
                                                         2006            2005
                                                       --------         --------
Allocated shares                                         59,565           50,415
Shares committed to be released                              --               --
Unreleased shares                                        73,204           82,354
                                                       --------         --------
Total ESOP shares                                       132,769          132,769
                                                       ========         ========
Fair value of unreleased shares                        $922,370         $815,310
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

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


16. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONT'D)
----------------------------------------


The carrying values and estimated fair values of financial instruments are as follows (in thousands):

                                                       September 30, 2006         September 30, 2005
                                                  ------------------------      ------------------------
                                                   Carrying         Fair         Carrying         Fair
                                                    Amount         Value          Amount         Value
                                                    ------         -----          ------         -----
Financial Assets
----------------

Cash and cash equivalents                          $ 3,380        $ 3,380        $ 3,075        $ 3,075
Certificates of deposit                                 --             --            300            300
Securities available for sale                       27,207         27,207         27,160         27,160
Securities held to maturity                            395            397            558            565
Loans receivable                                    94,014         92,536         76,551         75,702
Accrued interest receivable                            647            647            477            477
FHLB stock                                             575            575            602            602

Financial Liabilities
---------------------

Deposits                                           103,682        103,528         84,856          84,601
Borrowed funds                                       9,300          9,143         10,000           9,902

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

17. RECENT ACCOUNTING PRONOUNCEMENTS
------------------------------------

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised), "Share-Based Payment." SFAS No. 123 (revised) replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123 (revised) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

17.  RECENT ACCOUNTING PRONOUNCEMENTS (CONT'D)
-------------------------------------

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

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets." SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 amends SFAS No. 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS No. 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective in the first fiscal year beginning after September 15, 2006 with earlier adoption permitted. The Company does not expect the adoption of SFAS No. 156 to have a material impact on its consolidated financial condition, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

In September, 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which amends SFAS Nos. 87 and 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS Nos. 87 and 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date - the date at which the benefit obligation and plan assets are measured - is required to be the Company's fiscal year end. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company is currently analyzing the effects of SFAS 158 but does not expect its implementation will have a significant impact on the Company's consolidated financial conditions or results of operations.

In September, 2006, the SEC issued Staff Accounting Bulleting ("SAB") No. 108. SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB No. 108, companies might evaluate the materiality of financial-statement misstatements using either the income statement or balance approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet

                  ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



17. RECENT ACCOUNTING PRONOUNCEMENTS (CONT'D)
------------------------------------

approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB No. 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption it will have no impact on the Company's consolidated financial conditions or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (FIN
48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

                          ROEBLING FINANCIAL CORP, INC.

                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

                John J. Ferry, Chairman of the Board of Directors
                          President, Ferry Construction
                  John A. LaVecchia, Director and Vice Chairman
                        Sales Manager, Brandow Auto Group
           Frank J. Travea, III, President and Chief Executive Officer
      Janice A. Summers, Senior Vice President, Chief Operating Officer and
                             Chief Financial Officer
                             Mark V. Dimon, Director
                        Sole Proprietor, Dimon Oil Corp.
                             Joan K. Geary, Director
                            President, Keating Realty
                           George N. Nyikita, Director
             Executive Director, Burlington County Bridge Commission
                     Robert R. Semptimphelter, Sr., Director
                   Principal, Farnsworth & Semptimphelter, LLC

                             ROEBLING BANK OFFICERS

                     Frank J. Travea, III, President and CEO
              Janice A. Summers, Senior Vice President, COO and CFO
               John W. Clawges, Vice President, Commercial Lending
               Bonnie L. Horner, Vice President, Consumer Lending

                              ROEBLING BANK OFFICES

            Route 130 South and Delaware Avenue, Roebling, New Jersey
                      34 Main Street, Roebling, New Jersey
                    8 Jacobstown Road, New Egypt, New Jersey
                    3104 Bridgeboro Road, Delran, New Jersey
   1934 Route 541, Westampton, New Jersey (Banking and Administrative Center)

CORPORATE OFFICE                                                 TRANSFER AGENT
Route 130 South and Delaware Avenue                              Registrar and Transfer Company
Roebling, New Jersey 08554                                       10 Commerce Drive
                                                                 Cranford, New Jersey 07016

INDEPENDENT AUDITORS                                             SPECIAL COUNSEL
Fontanella and Babitts                                           Malizia Spidi & Fisch, PC
534 Union Boulevard                                              901 New York Avenue, N.W., Suite 210 East
Totowa, New Jersey 07512                                         Washington, D.C.  20001

Our Annual Report for the year ended September 30, 2006 as filed with the Securities & Exchange Commission on Form 10-KSB, including exhibits, is available without charge upon written request. For a copy of the Form 10-KSB, please contact Frank J. Travea, III at our Corporate Office. The Annual Meeting of Stockholders will be held on January 29, 2007 at 3:00 p.m. at Bung's Tavern, 2031 Route 130 South, Burlington, New Jersey.