Form 10KSB, Exhibit 13
period 2007-09-30
Roebling Financial Corp, Inc.
filed 2007-12-21
CIK 1293283

Roebling Financial Corp, Inc.

2007

ANNUAL

REPORT

ROEBLING FINANCIAL CORP, INC.

2007 ANNUAL REPORT

TABLE OF CONTENTS

President’s Message	1

Corporate Profile and Stock Market Information	2

Selected Consolidated Financial Information	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations	4

Report of Independent Registered Public Accounting Firm	16

Consolidated Financial Statements	17

Notes to Consolidated Financial Statements	23

Office Locations and Other Corporate Information	46

To our Shareholders and Customers:

On behalf of our directors, officers and staff, I am pleased to present the 2007 Annual Report to the Shareholders. Your Company experienced another year of exceptional growth. Total assets grew to $147.0 million, an increase of $16.2 million or 12%, total net loans reached $102.8 million, an increase of 9% over the prior year and total deposits grew to $119.2 million, an increase of 15%. This would not have been possible without the commitment of our directors and staff, and the loyalty of our customers.

Our two newest branches in Delran and Westampton continue to grow and increase in market share. During the past year we introduced a high-yield money market deposit account. This premium product has been received well in all of our markets.

We continue to believe that the best way to create long-term value for our shareholders is to build our franchise by attracting core deposits and serving the credit needs of our communities. As we watch the recent headlines, we are even more convinced that the right choice is to stick to our community banking roots. We do not have any investments in the collateralized debt obligations and subprime mortgages that so many banks are now writing down.

We remain grateful to our customers for their business and the support of our shareholders.

Sincerely,

/s/ Frank J. Travea, III

Frank J. Travea, III

President and Chief Executive Officer

Route 130 South & Delaware Avenue, P O Box 66, Roebling, NJ 08554 (609) 499-9400

Roebling Financial Corp, Inc.

Corporate Profile

Roebling Financial Corp, Inc. (the “Company”) is a New Jersey corporation which was organized in 2004 and became the successor to Roebling Financial Corp, Inc., a federal corporation, after the completion of the second step mutual-to-stock conversion of Roebling Financial Corp., MHC (the “MHC”) on September 30, 2004. The Company is the holding company parent of Roebling Bank and its principal asset is its investment in Roebling Bank. In connection with the second step conversion, the Company sold 910,764 shares of common stock to the public, raising $7.8 million in net cash proceeds. Each share of the former Roebling Financial Corp, Inc. (other than shares held by the MHC) was converted into 3.9636 shares of the new Company.

We currently conduct our business through Roebling Bank (the “Bank”) with five full service offices located in Roebling, New Egypt, Westampton and Delran, New Jersey and an administrative center also located in Westampton, New Jersey. We offer a broad range of deposit and loan products to individuals, families and small businesses in our market area. At September 30, 2007, we had consolidated assets of $147.0 million, deposits of $119.2 million, and stockholders’ equity of $16.7 million.

Stock Market Information

Our common stock is traded on the over-the-counter market with quotations available on the OTC Bulletin Board under the symbol “RBLG.” The following table reflects high and low bid quotations and dividends declared for each quarter for the past two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Quarter Ended	High	Low	Dividends

September 30, 2007	$12.55	$10.20	-
June 30, 2007	14.00	11.73	-
March 31, 2007	12.91	12.25	-
December 31, 2006	13.40	12.10	$.10
September 30, 2006	13.90	10.75	-
June 30, 2006	10.85	10.25	-
March 31, 2006	10.49	9.88	-
December 31, 2005	9.95	9.45	$.10

As of September 30, 2007 there were 1,718,473 shares of our common stock outstanding and approximately 520 holders of record. This number does not reflect the number of persons or entities who held stock in nominee or “street” name through various brokerage firms. The Company declared its third dividend on November 5, 2007. A cash dividend of $.10 per share was declared, payable to stockholders of record as of November 26, 2007, with payment on December 17, 2007. The payment of future dividends will be subject to the periodic review of the financial condition, results of operations and capital requirements of the Company and Bank.

Selected Consolidated Financial Information

	At or for the Year Ended September 30,
	2007		2006		2005
	(Dollars in thousands, except per share data)

Selected Balance Sheet Data:
Assets	$147,008		$130,607		$111,859
Loans receivable, net	102,772		94,014		76,551
Securities	34,899		27,602		27,718
Deposits	119,208		103,682		84,856
Borrowed funds	9,500		9,300		10,000
Shareholders’ equity	16,708		16,410		16,048
Selected Results of Operations:
Interest income	$7,975		$6,650		$5,117
Interest expense	3,483		2,212		1,218
Net interest income	4,491		4,438		3,899
Provision for loan losses	47		132		89
Non-interest income	563		463		475
Non-interest expense	4,417		3,988		3,208
Net income	339		430		611
Per Share Data:
Earnings per share – basic	$0.21		$0.26		$0.38
Earnings per share – diluted	0.21		0.26		0.38
Book value per share	9.72		9.58		9.38
Weighted average basic shares outstanding	1,644,407		1,632,681		1,612,531
Weighted average diluted shares outstanding	1,653,182		1,641,774		1,624,133
Performance Ratios:
Return on average assets	0.25%		0.36%		0.59%
Return on average equity	2.06		2.67		3.87
Net interest rate spread	2.76		3.36		3.53
Net interest margin	3.49		3.93		3.93
Efficiency ratio	87.40		81.37		73.33
Dividend payout ratio	0.48		0.39		—
Average interest-earning assets to average interest-bearing liabilities	1.27	x	1.29	x	1.33	x
Asset Quality Ratios:
Non-performing loans to total assets	0.33%		0.37%		0.05%
Non-performing loans to total loans, net	0.47		0.51		0.08
Net charge-offs to average loans	0.00		0.00		0.01
Allowance for loan losses to total loans at period end	0.72		0.74		0.74
Allowance for loan losses to non-performing loans at period end	1.55	x	1.45	x	10.16	x
Capital Ratios:
Average equity to average assets	12.12%		13.59%		15.17%
Equity to assets at period end	11.37		12.57		14.35

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words “intends”, “believes”, “anticipates”, “contemplates”, “expects”, and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Since we conduct no significant business other than owning all of the common stock of Roebling Bank, references in this discussion to “we,” “us,” and “our,” refer collectively to Roebling Financial Corp, Inc. and Roebling Bank.

General

Roebling Financial Corp, Inc. is the successor to the former mid-tier holding company subsidiary of Roebling Financial Corp., MHC (the “MHC”), which completed its second step conversion to stock form on September 30, 2004. In connection with the second step conversion, the Company sold 910,764 shares to the public for $10 per share (including 72,861 shares purchased by the Company’s employee stock ownership plan with funds borrowed from the Company). As a result of the second step conversion, each stockholder in the MHC’s former mid-tier holding company subsidiary (other than the MHC, whose shares were cancelled) received 3.9636 shares of the Company’s common stock in exchange for each share held and the Company became the sole shareholder in Roebling Bank.

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

While we believe that we use the best information available to perform our loan loss allowance analysis, adjustments to the allowance in the future may be necessary. Changes in underlying estimates could result in the requirement for additional provisions for loan losses. For example, a rise in delinquency rates may cause us to increase the reserve percentages we apply to loan groups for purposes of calculating general allocations, or may require additional specific allocations for impaired loans. In addition, actual loan losses may be significantly more than the reserves we have established. Each of these scenarios would require additional provisions, which could have a material negative effect on our financial results. The ratio of the allowance for loan losses to total loans outstanding was .72% and .74% at September 30, 2007 and 2006, respectively. A 25% increase in this ratio would have increased the allowance by $187,000 and $176,000 at September 30, 2007 and 2006, respectively.

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

We intend to continue to emphasize a variety of deposit and loan products, with the latter consisting primarily of one-to-four family mortgages, home equity loans, commercial real estate and construction loans. We have grown our branch network, which has expanded our geographic reach, and may consider the acquisition of other financial institutions or branches. In fiscal 2006 we opened our fifth retail banking office, located in Delran, Burlington County. In fiscal 2005 we relocated our loan center from a leased facility in Roebling to a leased site in Westampton Township, Burlington County and also centralized our back-office and administrative operations and opened a retail banking facility at this site. We introduced online bill payment in 2006 to enhance our internet banking product, which we launched in 2005. Online banking has been very well received by our customer base.

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

We have established an asset/liability committee that consists of the Chairman of our Board of Directors and two outside Directors, our President and members of our management team. The committee meets on a semiannual basis to review loan and deposit pricing and production volumes, interest rate risk analyses, liquidity and borrowing needs, and a variety of other asset and liability management topics. General asset/liability matters are discussed at the Board’s regular meetings.

To reduce the effect of interest rate changes on net interest income, we have adopted various strategies to enable us to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include seeking to:

•	originate loans with adjustable rate features or shorter term fixed rates for portfolio and sell longer term fixed rate mortgages;
•	maintain a high percentage of low-cost transaction and savings accounts which tend to be less interest rate sensitive when interest rates rise;
•	lengthen the maturities of our liabilities when it would be cost effective through the pricing and promotion of longer term certificates of deposit;
•

maintain an investment portfolio, with short to intermediate terms to maturity or adjustable interest rates, that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

Although we have historically made a significant effort to maintain a high level of lower-cost deposits as a method of enhancing profitability, this has become increasingly difficult in the current rate and competitive environment. As interest rates have risen, the banking industry has seen a migration of deposits into money market and certificate of deposit accounts and out of checking and savings accounts. Likewise, our core deposit ratio (non-certificate of deposit accounts to total deposits) decreased to 46% at September 30, 2007 from 51% at September 30, 2006.

Exposure to interest rate risk is closely monitored by our management. Our objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. In addition to various analyses, we use the Office of Thrift Supervision (“OTS”) Net Portfolio Value (“NPV”) Model, which calculates changes in net portfolio value, to monitor our exposure to interest rate risk. NPV is equal to the estimated present value of assets minus the present value of liabilities plus the net present value of off-balance-sheet contracts. The Interest Rate Risk Exposure Report shows the degree to which balance sheet line items and net portfolio value are potentially affected by a 100 to 300 basis point (1/100th of a percentage point) upward and downward parallel shift (shock) in the Treasury yield curve.

The following table represents our Net Portfolio Value calculations at September 30, 2007. This data was calculated by the OTS, based upon information we provided to them.

	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets
Change in Rate	Estimated Amount	Change	% Change	NVP Ratio (1)	Change (2)
	($ in thousands)

+300 bp	$12,094	$(5,492)	(31)%	8.30%	-326	bp
+200 bp	14,083	(3,503)	(20)%	9.52	-204	bp
+100 bp	15,919	(1,666)	(9)%	10.01	-95	bp
0 bp	17,585			11.56		bp
-100 bp	18,612	1,027	6%	12.12	+ 56	bp
-200 bp	19,234	1,648	9%	12.44	+ 88	bp
- 300 bp (3)

(1)	Calculated as the estimated NPV divided by the present value of assets.
(2)	Calculated as the increase (decrease) in the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.
(3)	No calculation was available from the OTS.

The above table indicates that in the event of a sudden and sustained increase in prevailing market interest rates, the Bank’s net portfolio value would be expected to decrease. Conversely, a decrease in interest rates would benefit net portfolio value.

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

Comparison of Financial Condition at September 30, 2007 and 2006

Assets. Total assets increased $16.2 million, or 12.4%, to $147.0 million at September 30, 2007, from $130.8 million at September 30, 2006. This increase is largely attributable to an $8.8 million increase in net loans receivable and a $7.3 million increase in the securities portfolio. The loans receivable, net, portfolio increased by 9.3% to $102.8 million at September 30, 2007 from $94.0 million at September 30, 2006, while the securities portfolio increased by 26.4% to $34.9 million from $27.6 million during the same period. The majority of the change in loans receivable, net is attributable to increases of $6.6 million and $5.6 million in the one-to-four family residential mortgage and home equity loan portfolios, respectively, offset by a $2.6 million decrease in the construction and land loan portfolios. Loans secured by one-to-four family residences, including home equity loans, have historically comprised the majority of the loan portfolio. While we expect these loans to continue to be a significant part of the loan portfolio, we intend to continue to increase commercial lending, primarily mortgage-secured and, as a result, anticipate a continued shift in the ratio of one-to-four family mortgages and commercial related loans, including multifamily, commercial real estate and construction and land loans. The one-to-four family and home equity loan portfolios represented 69.5% of loans receivable, net at September 30, 2007 and 63.0% at September 30, 2006.

Liabilities. Total liabilities increased $15.9 million to $130.3 million at September 30, 2007 from $114.4 million at September 30, 2006. Deposits increased by $15.5 million, or 15.0%, to $119.2 million at September 30, 2007 from $103.7 million at September 30, 2006, while borrowed funds increased by $200,000 during the same period, to $9.5 million at September 30, 2007, from $9.3 million at September 30, 2006. We opened our fifth and newest retail banking office in September, 2006 in Delran, following the opening of our fourth branch in August, 2005 in Westampton, both in Burlington County, New Jersey. Increases in deposits of $17.2 million for fiscal 2007 came from these newest branch offices. The increase in total deposits was primarily attributable to an increase in certificate of deposit accounts, which increased by $13.8 million, to $64.4 million at September 30, 2007, from $50.6 million at September 30, 2006, primarily as a result of promotional specials. Money market accounts also increased, by $5.6 million in fiscal 2007, related to the introduction of a new premium-rate money market account. Other deposit accounts decreased by a total of $3.9 million in the same period. As interest rates rose over the past few years, the deposit market became increasingly competitive. Depositors have shifted money into higher-costing certificate of deposit and money market accounts and out of lower-costing checking and savings accounts. The banking industry in general has seen an increase in certificates of deposit and a decrease in core deposits. With these changes in our deposit portfolio, our ratio of core deposit accounts (non-certificates of deposit) to total deposits has decreased to 46% at September 30, 2007 from 51% at September 30, 2006. We expect the deposit market to continue to be extremely competitive and it will be an ongoing challenge to increase core deposits and market share. As of June 30, 2007, the latest date for which branch deposit data is available from the FDIC, our market share increased in both the Roebling marketplace and New Egypt compared to June 30, 2006.

Stockholders’ Equity. Stockholder’s equity was $16.7 million at September 30, 2007, increasing slightly from $16.4 million at September 30, 2006. The largest components of the change in stockholders’ equity for the year ended September 30, 2007 include net income of $339,000 and a decrease in the unrealized loss on available-for-sale securities, adjusted for deferred income taxes, which added $240,000 to equity. During the same period, other significant changes to equity include a decrease of $164,000 for the payment of dividends, and decreases of $151,000 and $132,000 for the purchase of shares for the deferred compensation and restricted stock plans, respectively. In addition, the amortization of ESOP shares, the allocation of restricted stock plan shares, the exercise of stock options and the tax benefit associated with stock benefit plans added $112,000, $53,000, $22,000 and $21,000, respectively. Lastly, the adjustment to initially apply Statement of Financial Accounting Standards No. 158 (“SFAS No. 158”) resulted in a $42,000 reduction of stockholders’ equity. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status through comprehensive income in the year in which the changes occur.

Average Balance Sheet, Interest Rates and Yields

The following tables set forth certain information relating to our average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	For the Year Ended September 30,			For the Year Ended September 30,
	2007			2006
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
		(Actual)			(Actual)
	(Dollars in thousands)			(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$96,229	$6,545	6.80%	$85,134	$5,629	6.61%
Investment securities	30,695	1,326	4.32	26,749	974	3.64
Other interest-earning assets (2)	1,848	104	5.63	974	47	4.83
Total interest-earning assets	128,772	7,975	6.19	112,857	6,650	5.89
Non-interest-earning assets	6,866			5,803
Total assets	$135,638			$118,660

Interest-bearing liabilities:
Interest-bearing checking	$8,993	24	0.27	$10,395	22	0.21
Savings accounts	17,705	104	0.59	20,898	119	0.57
Money market accounts	11,830	421	3.56	7,706	193	2.51
Certificates of deposit	55,685	2,611	4.69	38,336	1,449	3.78
Borrowings	7,448	324	4.35	10,010	429	4.29
Total interest-bearing liabilities	101,661	3,484	3.43	87,345	2,212	2.53
Non-interest-bearing liabilities (3)	17,543			15,191
Total liabilities	119,204			102,536
Stockholders’ equity	16,434			16,124
Total liabilities and stockholders’ equity	$135,638			$118,660
Net interest income		$4,491			$4,438
Interest rate spread (4)			2.76%			3.36%
Net interest margin (5)			3.49%			3.93%
Ratio of average interest-earning assets to average interest-bearing liabilities			126.67%			129.21%

_________________________________

(1)	Average balances include non-accrual loans. Interest income includes amortization of net deferred loan fees and (costs) of $48,000 and $64,000 for the fiscal years 2007 and 2006, respectively.
(2)	Includes interest-bearing deposits in other financial institutions and FHLB stock. Tax exempt interest is not presented on a taxable equivalent basis.
(3)	Includes average non-interest-bearing deposits of $16,217,000 and $14,359,000 for the years ended September 30, 2007 and 2006, respectively.
(4)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the table distinguishes between: (i) changes attributable to volume (changes in average volume multiplied by prior period’s rate); and (ii) changes attributable to rates (changes in rate multiplied by old average volume). For purposes of this table, the net change attributable to the combined impact of rate and volume has been allocated proportionally to the absolute dollar amounts of change in each.

	Year Ended September 30,			Year Ended September 30,
	2007 vs. 2006			2006 vs. 2005
	Increase (Decrease)			Increase (Decrease)
	Due to			Due to
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)

Interest-earning assets:
Loans receivable	$751	$165	$916	$1,071	$539	$1,610
Investment securities	156	196	352	(94)	43	(51)
Other interest-earning assets	48	9	57	(27)	1	(26)
Total interest-earning assets	$955	$370	$1,325	$950	$583	$1,533

Interest-bearing liabilities:
Interest-bearing checking	$(3)	$5	$2	$(2)	$5	$3
Savings accounts	(19)	4	(15)	(10)	4	(6)
Money market accounts	128	100	228	18	102	120
Certificates of deposit	759	403	1,162	331	329	660
Borrowings	(112)	7	(105)	186	31	217
Total interest-bearing Liabilities	$753	$519	$1,272	$523	$471	$994

Net interest income	$202	$(149)	$53	$427	$112	$539

Comparison of Results of Operations for the Years Ended September 30, 2007 and 2006

Net Income. Net income for the year ended September 30, 2007 was $339,000 ($0.21 per diluted share), a decrease of $91,000 or 21.2%, from $430,000 ($0.26 per diluted share) for the year ended September 30, 2006. Although net interest income and non-interest income both increased, these increases were more than offset by an increase in non-interest expense, substantially attributable to the costs incurred with our newest branch, which opened in September, 2006.

Interest Income. The average balance of total interest-earning assets for the year ended September 30, 2007 increased by $15.9 million compared to the year ended September 30, 2006, while the average yield increased to 6.19% from 5.89%. The increase in total interest income of $1.3 million for the year ended September 30, 2007 is comprised primarily of an increase in interest income of $916,000 on loans receivable and an increase of $352,000 in interest income on investment securities. Average loan receivable balances increased by $11.1 million for the year ended September 30, 2007 compared to the same 2006 period, while the average yield increased to 6.80% from 6.61%. For the year ended September 30, 2007, the average balance of investment securities increased by $3.9 million compared to the same 2006 period, while the average yield increased to 4.32% from 3.64%. The improvement in yield on investment securities is primarily the result of the reinvestment of funds from maturing securities and the purchase of additional securities at current market rates which were significantly higher than the rates on securities which were outstanding in 2006.

Interest Expense. Interest expense increased by $1.3 million to $3.5 million for the year ended September 30, 2007 from $2.2 million for the same 2006 period. The increase in interest expense was due to an increase in average interest-bearing liability balances of $14.3 million as well as an increase in the average cost of interest-bearing liabilities to 3.43% from 2.53%. Average interest-bearing deposit balances increased by $16.9 million with an increase in the average cost to 3.35% for the year ended September 30, 2007 compared to 2.30% for the same 2006 period, while average borrowings decreased by $2.6 million, with a slight increase in the average cost to 4.35% from 4.29%. The increase in deposit costs for the year ended September 30, 2007 is largely the result of the growth in the certificate of deposit portfolio. Mirroring the current trends in the industry in a very competitive market, depositors have shifted funds into higher-costing certificate of deposit and money market accounts and out of lower-costing checking and savings accounts.

Net Interest Income. Net interest income increased $54,000 to $4.5 million for the year ended September 30, 2007, compared to $4.4 million for the year ended September 30, 2006. Reflecting the recent rate environment and yield curve, the Company’s spread and margin compressed during the year, as the average yield on total interest-earning assets for the year ended September 30, 2007 increased by 30 basis points compared to the year ended September 30, 2006, while the overall cost of funds increased 90 basis points for the same period. As a result, the interest rate spread narrowed by 60 basis points, to 2.76% for the year ended September 30, 2007 compared to 3.36% for the year ended September 30, 2006, while the net interest margin tightened by 44 basis points, to 3.49% from 3.93% in the same time period.

Provision for Losses on Loans. The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management’s best estimate of the losses inherent in the portfolio, based on a review by management of the following factors:

•	historical experience;
•	volume;
•	type of lending conducted by the Bank;
•	industry standards;
•	the level and status of past due and non-performing loans;
•	the general economic conditions in the Bank’s lending area; and
•	other factors affecting the collectibility of the loans in its portfolio.

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

Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. The allowance for loan losses is maintained at a level that represents management’s best estimate of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future, and that additional provisions for losses will not be required. In addition, regulatory agencies, as part of their examination process, periodically review the allowance for loan losses and may require us to recognize adjustments to the allowance based on their judgment regarding the adequacy of the allowance for loan losses at the time of their examination.

The provision for loan losses was $47,000 for the year ended September 30, 2007, compared to $132,000 for the same 2006 period. The decrease in the provision in fiscal 2007 is due to slower growth in the loan portfolio, as well as a change in the composition within the loan portfolio. The allowance for loan losses was $750,000 or .72% of total loans outstanding at September 30, 2007, compared to $703,000 or .74% of total loans outstanding at September 30, 2006. The ratio of the allowance for loan losses to non-performing loans increased to 1.55 times at September 30, 2007 from 1.45 times at September 30, 2006. Non-performing loans, expressed as a percentage of total loans, decreased to .47% at September 30, 2007 from .51% at September 30, 2006.

Non-interest Income. Non-interest income increased $100,000, or 21.5%, to $563,000 for the year ended September 30, 2007, compared to $463,000 for same period in 2006. The increase in non-interest income is primarily attributable to a $48,000 increase in loan fees for the year ended September 30, 2007 compared to the same 2006 period and a $55,000 increase in account servicing and other fees for the same period. The increase in loan fees is primarily attributable to the receipt of prepayment fees on loans that paid off, a non-refundable commitment fee received for a loan application that did not close and late charges paid. The increase in account servicing and other fees is due primarily to higher non-sufficient / uncollected fund fees and fees from ATM / debit card transactions.

Non-interest Expense. Non-interest expense increased $430,000, or 10.8%, to $4.4 million for the year ended September 30, 2007, from $4.0 million for the same period in 2006, with the most significant increases in compensation and benefits, occupancy and equipment expense and other expense. The majority of the increases in these categories is attributable to the opening of the Bank’s fifth and newest retail branch in Delran, New Jersey, which opened in September, 2006. Compensation and benefits increased by $251,000 for the year ended September 30, 2007 compared to the same 2006 period, with the increase due to staffing for the Delran facility, as well as staff additions to accommodate the continued growth of the Bank in both the retail banking and lending areas. Occupancy and equipment increased by $89,000 for the year ended September 30, 2007 compared to the same 2006 period, with the increase related to the Delran office. Other expense increased by $70,000 for year ended September 30, 2007 compared to the same 2006 period, with the increase primarily related to marketing expenses for the Delran area as well as higher costs related to ATM and debit card transactions. Delran is an entry into another new marketplace for the Bank, which we anticipate will enable us to increase our deposit and lending base over time. While we expect that the projected growth from our newest branches will result in increased profitability for the Company over the long-term, earnings will be suppressed in the short-term until the new branches become profitable. There may be increased expenses in the future as a result of additional awards that may be granted under stock benefit plans. We also anticipate increased expenses in fiscal 2008 related to compliance with the Sarbanes-Oxley Act.

Income Taxes. The provision for income taxes decreased $100,000 to $250,000 for the year ended September 30, 2007 from $350,000 for the year ended September 30, 2006. The decrease in tax expense is attributable primarily to the decrease in pre-tax earnings. The effective tax rate decreased to 43% for the 2007 fiscal year from 45% for the 2006 fiscal year.

Liquidity and Capital Resources

Liquidity is the ability to fund assets and meet obligations as they come due. Liquidity risk is the risk of not being able to obtain funds at a reasonable price within a reasonable period of time to meet financial commitments when due. We are required under federal regulations to maintain a sufficient level of liquid assets (including specified short-term securities and certain other investments), as determined by management and reviewed for adequacy by regulators during examinations. Roebling Bank is also subject to federal regulations that impose certain minimum capital requirements. See Note 12 to our consolidated financial statements.

Our liquidity, represented by cash and cash equivalents and investment securities, is a product of our operating, investing and financing activities. Our primary sources of liquidity are deposits, loan and investment security repayments and sales, and borrowed funds. While scheduled payments from the amortization and maturity of loans, investment securities and short-term investments are relatively predictable sources of funds, deposit flows, loan and mortgage-backed security prepayments and investment security calls are greatly influenced by general interest rates, economic conditions and competition. We monitor projected liquidity needs to ensure that adequate liquidity is maintained on a daily and long-term basis. We have the ability to borrow from the FHLB of New York, or others, should the need arise. As of September 30, 2007, we had $9.5 million in outstanding borrowings from the FHLB of New York.

Cash flows from financing activities decreased by approximately $2.6 million during the year ended September 30, 2007 to $15.3 million compared to $17.9 million in the prior fiscal year, primarily due to a reduction in the amount of net deposit inflows. The Company’s primary use of cash was in investing activities, including loan disbursements and purchases of investment securities. Cash used in investment activities decreased $2.5 million to $15.9 million compared to $18.4 million in the prior fiscal year.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. We have approved lines of credit unused but accessible to borrowers totaling $11.9 million and $7.8 million at September 30, 2007 and 2006, respectively.

At September 30, 2007 and 2006, we had $9.2 million and $3.8 million in outstanding commitments to fund loans and $235,000 and $119,000 in outstanding commercial letters of credit, respectively. There were no outstanding commitments to sell loans or purchase investment securities at September 30, 2007.

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

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company does not expect the adoption of this interpretation to have a material effect on its financial condition or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued Emerging Issues Task Force (“EITF”) Issue No.06-5, “Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance.” The scope of EITF 06-5 consists of various issues relating to accounting for life insurance policies purchased by entities protecting against the loss of “key persons.” The issues are clarifications of previously issued guidance on FASB Technical Bulletin No. 85-4. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The Company does not expect EITF 06-05 will have a material impact on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115.” This statement permits an entity to choose to measure many financial instruments and certain other items at fair value. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option 1) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, 2) is irrevocable (unless a new election date occurs) and 3) is applied only to entire instruments and not to portions of instruments. The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of this pronouncement.

In March 2007, the FASB ratified EITF No. 06-10 “Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements”. EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The Company does not expect EITF 06-10 will have a material impact on its financial position, results of operations and cash flows.

                 In June 2007, the FASB issued Emerging Issues Task Force (“EITF”) Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards”. EITF Issue No. 06-11 addresses a company’s recognition of an income tax benefit received on dividends that are (a) paid to employees holding equity-classified non-vested shares, equity-classified non-vested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS No. 123(R). The EITF reached a consensus that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends on those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. Unrealized income tax benefits from dividends on equity-classified employee share-based payment awards should be excluded from the pool of excess tax benefits available to absorb potential future tax deficiencies. The accounting treatment of the income tax benefits from these dividends would be applied on a prospective basis. EITF Issue No. 06-11 is effective for fiscal years beginning after December 15, 2007. The company does not expect that EITF Issue No. 06-11 will have a material impact on its financial condition or results of operations.

Fontanella and Babitts CERTIFIED PUBLIC ACCOUNTANTS	534 Union Boulevard Totowa Boro, New Jersey 07512 Tel: (973) 595-5300 Fax: (973) 595-5890

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Roebling Financial Corp, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Roebling Financial Corp, Inc. and Subsidiary, as of September 30, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roebling Financial Corp, Inc. and Subsidiary, at September 30, 2007 and 2006, and the results of their operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, the Company changed its method of accounting for Defined Benefit Pension and Other Postretirement Plans and its method of accounting for share-based payments in 2007.

December 19, 2007

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2007	2006

Assets

Cash and due from banks	$2,582,785	$2,777,702
Interest-bearing deposits	877,275	602,543

Total cash and cash equivalents	3,460,060	3,380,245

Securities available for sale	34,657,309	27,206,912
Securities held to maturity; approximate fair value of
$243,000 (2007) and $397,000 (2006) respectively	242,058	395,448
Loans receivable, net	102,771,656	94,013,947
Accrued interest receivable	766,065	646,733
Federal Home Loan Bank of New York stock, at cost	596,000	575,400
Premises and equipment	3,611,600	3,832,656
Other assets	902,937	772,864

Total assets	$147,007,685	$130,824,205

Liabilities and stockholders’ equity

Liabilities

Deposits	$119,207,507	$103,682,361
Borrowed funds	9,500,000	9,300,000
Advances from borrowers for taxes and insurance	429,485	417,781
Other liabilities	1,162,918	1,013,851

Total liabilities	130,299,910	114,413,993

Commitments and contingencies	—	—

Stockholders’ equity

Serial preferred stock, par value $.10, authorized 5,000,000
shares, no shares issued	—	—
Common stock; par value $.10; shares authorized and shares
issued of 20,000,000 and 1,718,473 at September 30, 2007;
20,000,000 and 1,712,259 at September 30, 2006; respectively	171,847	171,226
Additional paid-in-capital	10,428,731	10,354,309
Unallocated employee stock ownership plan shares	(542,955)	(620,520)
Unallocated restricted stock plan shares	(131,809)	(54,331)
Stock purchased for deferred compensation plan	(151,024)	—
Retained earnings - substantially restricted	6,989,982	6,814,613
Accumulated other comprehensive loss:
Unrealized loss on securities available for sale, net of tax	(15,338)	(255,085)
Defined benefit plan, net of tax	(41,659)	—

Total stockholders’ equity	16,707,775	16,410,212

Total liabilities and stockholders’ equity	$147,007,685	$130,824,205

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended September 30,
	2007	2006

Interest income:
Loans receivable	$6,544,829	$5,628,526
Securities	1,326,131	974,144
Other interest-earning assets	103,879	47,487

Total interest income	7,974,839	6,650,157

Interest expense:
Deposits	3,159,364	1,783,601
Borrowed funds	323,985	428,797

Total interest expense	3,483,349	2,212,398

Net interest income	4,491,490	4,437,759
Provision for loan losses	47,000	132,000

Net interest income after
provision for loan losses	4,444,490	4,305,759

Non-interest income:
Loan fees	99,161	51,537
Account servicing and other	463,262	408,340
Gain on sale of loans	177	3,051

Total non-interest income	562,600	462,928

Non-interest expense:
Compensation and benefits	2,505,057	2,254,220
Occupancy and equipment	650,316	560,936
Service bureau and data processing	438,556	420,902
Federal insurance premiums	12,692	11,303
Other	810,782	740,323

Total non-interest expense	4,417,403	3,987,684

Income before income taxes	589,687	781,003
Income taxes	250,413	350,600

Net income+F7	$339,274	$430,403

Basic earnings per share	$0.21	$0.26

Diluted earnings per share	$0.21	$0.26

Weighted average shares
outstanding - basic	1,644,407	1,632,681
Weighted average shares
outstanding - diluted	1,653,182	1,641,774

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended September 30,
	2007	2006

Net income	$339,274	$430,403

Other comprehensive income,
net of income taxes:
Unrealized holding gains on securities
available for sale, net of income taxes
of $159,433 and $19,562, respectively	239,747	29,416

Comprehensive income	$579,021	$459,819

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-in Capital	Unallocated ESOP Shares	Unallocated RSP Shares	Common Stock for Deferred Compensation	Retained Earnings	Accumulated Other Compensation Income (Loss)	Total

Balance - September 30, 2005	$171,004	$10,326,722	$(698,085)	$(14,067)	$—	$6,546,979	$(284,501)	$16,048,052
Dividends paid on common stock	—	—	—	—	—	(162,769)	—	(162,769)
Net income	—	—	—	—	—	430,403	—	430,403
Amortization of ESOP shares	—	20,167	77,565	—	—	—	—	97,732
Change in unrealized gain (loss) on securities
available for sale, net of tax	—	—	—	—	—	—	29,416	29,416
Exercise of stock options	222	7,738	—	—	—	—	—	7,960
Common stock acquired by RSP	—	(6,645)	—	(64,226)	—	—	—	(70,871)
Allocation of RSP shares	—	—	—	23,962	—	—	—	23,962
Tax benefit of stock benefit plans	—	6,327	—	—	—	—	—	6,327

Balance - September 30, 2006	171,226	10,354,309	(620,520)	(54,331)	—	6,814,613	(255,085)	16,410,212

Dividends paid on common stock	—	—	—	—	—	(163,905)	—	(163,905)
Net income	—	—	—	—	—	339,274	—	339,274
Amortization of ESOP shares	—	34,574	77,565	—	—	—	—	112,139
Change in unrealized gain (loss) on securities
available for sale, net of tax	—	—	—	—	—	—	239,747	239,747
Common stock acquired for deferred
compensation plan	—	—	—		(151,024)	—	—	(151,024)
Exercise of stock options	621	21,718	—	—	—	—	—	22,339
Common stock acquired by RSP	—	(2,173)	—	(130,260)	—	—	—	(132,433)
Allocation of RSP shares	—	(281)	—	52,782	—	—	—	52,501
Tax benefit of stock benefit plans	—	20,584	—	—	—	—	—	20,584
Adjustment to initially apply FASB
Statement No. 158, net of tax	—	—	—	—	—	—	(41,659)	(41,659)

Balance - September 30, 2007	$171,847	$10,428,731	$(542,955)	$(131,809)	$(151,024)	$6,989,982	$(56,997)	$16,707,775

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
	2007		2006

Cash flows from operating activities:
Net income	$	$ 339,274	$430,403
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation		329,865	279,232
Amortization of premiums and discounts, net		(3,378)	9,514
Amortization of deferred loan fees and costs, net		(48,235)	(63,550)
Provision for loan losses		47,000	132,000
Origination of loans held for sale, net of repayments		(142,061)	(1,806,289)
Gain on sale of loans		(177)	(3,251)
Proceeds from sale of loans held for sale		142,238	1,809,540
Increase in other assets		(182,132)	(198,641)
Increase in accrued interest receivable		(119,332)	(169,992)
Increase in other liabilities		107,407	238,228
Amortization/allocation of ESOP and RSP		164,640	121,694

Net cash provided by operating activities		635,109	778,888

Cash flows from investing activities:
Proceeds from maturities of certificates of deposit		-	300,000
Purchase of securities available for sale		(17,413,771)	(2,969,147)
Proceeds from sales of securities available for sale		367,083	-
Proceeds from payments and maturities of
securities available for sale		9,998,934	2,962,085
Proceeds from payments and maturities
of securities held to maturity		153,305	161,804
Loan disbursements, net of principal repayments		(8,843,264)	(17,531,581)
(Purchase) redemption of Federal Home Loan Bank Stock		(20,600)	26,200
Purchase of premises and equipment		(108,809)	(1,346,158)

Net cash used in investing activities		(15,867,122)	(18,396,797)

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

	Year Ended September 30,
	2007	2006

Cash flows from financing activities:
Net increase in deposits	15,525,146	18,826,737
Net increase (decrease) in short-term borrowed funds	1,200,000	(700,000)
Repayment of long-term borrowed funds	(1,000,000)	—
Increase in advance payments by borrowers
for taxes and insurance	11,705	22,015
Dividends paid	(163,905)	(162,769)
Purchase of common shares by RSP	(132,433)	(70,871)
Proceeds from exercise of stock options	22,339	7,960
Purchase of common shares for deferred compensation plan	(151,024)	—

Net cash provided by financing activities	15,311,828	17,923,072

Net increase in cash and cash equivalents	79,815	305,163

Cash and cash equivalents - beginning	3,380,245	3,075,082

Cash and cash equivalents - ending	$3,460,060	$3,380,245

Supplemental Disclosures of Cash Flow Information

Cash paid for:
Interest on deposits and borrowed funds	$3,478,671	$2,217,341

Income taxes	$498,316	$442,157

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the more significant accounting policies used in preparation of the accompanying consolidated financial statements of Roebling Financial Corp, Inc. and Subsidiary (the “Company”).

Principles of Consolidation

The consolidated financial statements are comprised of the accounts of Roebling Financial Corp, Inc. and its wholly-owned subsidiary, Roebling Bank (the “Bank”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and the assessment of prepayment risks associated with mortgage-backed securities. Management believes that the allowance for loan losses considers all known and inherent losses, foreclosed real estate is appropriately valued and prepayment risks associated with mortgage-backed securities are properly recognized. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance for loan losses or further writedowns of foreclosed real estate may be necessary based on changes in economic conditions in the Company’s market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowance for loan losses or additional writedowns on foreclosed real estate based on their judgments about information available to them at the time of their examination.

Concentration of Risk

The Company’s lending activity is concentrated in loans secured by real estate located in the State of New Jersey.

The Company’s loan portfolio is predominantly made up of 1-to-4 family residential mortgage and home equity loans, the majority of which are secured by properties located in Burlington County. These loans are secured by lien positions on the respective real estate properties and are subject to the Company’s loan underwriting policies. In general, the Company’s loan portfolio performance is dependent upon the local economic conditions.

Interest-Rate Risk

The Company is principally engaged in the business of attracting deposits from the general public and using these deposits to make loans secured by real estate and, to a lesser extent, consumer and commercial loans and to purchase mortgage-backed and investment securities. The potential for interest-rate risk exists as a result of the shorter duration of the Company’s interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets.

In a rising interest rate environment, liabilities will generally reprice faster than assets, and there may be a reduction in the market value of long-term assets and net interest income. For this reason, management regularly monitors the maturity and interest-rate structure of the Company’s assets and liabilities in order to control its level of interest-rate risk and to plan for future volatility.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Cont’d)

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, interest-bearing accounts and federal funds sold. For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investments and Mortgage-backed Securities

Debt securities over which there exists positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities, nor as held-to-maturity securities, are classified as available-for-sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in a separate component of stockholders’ equity.

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

In December 2003, the Emerging Issues Task Force issued EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This statement from the EITF addresses disclosure requirements regarding information about temporarily impaired investments. The requirements are effective for fiscal years ending after December 15, 2003, for all entities that have debt or marketable equity securities with market values below carrying values. The requirements apply to investments in debt and marketable equity securities that are accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Loans and Allowance for Loan Losses

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and discounts.

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for prepayments.

An allowance for loan losses is maintained at a level considered necessary to provide for loan losses based upon the evaluation of known and inherent losses in the loan portfolio. Management of the Company, in determining the allowance for loan losses, considers the credit risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions. The Company utilizes a two tier approach: (1) identification of problem loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Company maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of impaired problem loans. Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. A loan is deemed to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Company does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. General valuation allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management’s judgment.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Cont’d)

Loans and Allowance for Loan Losses (Cont’d)

Regardless of the extent of the analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent, but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer’s financial condition or changes in their conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends, and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans, among other factors. An unallocated allowance is maintained to recognize the existence of these exposures. These other credit risk factors are regularly reviewed and revised by management where conditions indicate that the estimates initially applied are different from actual results.

The Company accounts for its transfers and servicing of financial assets in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 140 revises the standards for accounting for the securitizations and other transfers of financial assets and collateral. Transfers of financial assets for which the Company has surrendered control of the financial assets are accounted for as sales to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Retained interests in a sale or securitization of financial assets are measured at the date of transfer by allocating the previous carrying amount between the assets transferred and based on their relative estimated fair values. The fair values of retained servicing rights and any other retained interests are determined based on the present value of expected future cash flows associated with those interests and by reference to market prices for similar assets. There were no transfers of financial assets to related or affiliated parties. As of September 30, 2007 and 2006, the Company has not recorded mortgage servicing assets due to the immateriality of the amount that would have been capitalized based upon the limited amount of assets secured by the Company.

Uncollected interest on loans that are contractually past due is charged off, or an allowance is established based on management’s periodic evaluation. The allowance is established by a charge to interest income and income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is reestablished, in which case the loan is returned to accrual status. At a minimum, an allowance is generally established for all interest payments that are more than 90 days delinquent.

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

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Cont’d)

Accounting for Stock-Based Compensation

Effective October 1, 2006, the Company adopted SFAS No. 123 (revised), “Share-Based Payment”, issued by the Financial Accounting Standards Board (“FASB”). SFAS No. 123 (revised) requires compensation costs related to share-based payments transactions to be recognized in the financial statements over the period the employee provides service in exchange for the reward. Prior to adopting SFAS No. 123 (revised), the Company measured the compensation cost of its stock compensation plans using the “intrinsic value based method” specified in Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”.

Included in Note 13 to the consolidated financial statements are the required proforma disclosures.

Earnings Per Share

Basic earnings per share is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the Employee Stock Ownership Plan (“ESOP”). Diluted earnings per share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effect of outstanding stock options and compensation grants, if dilutive, using the treasury stock method.

The following is a summary of the Company’s earnings per share calculations:

	Year Ended September 30,
	2007	2006

Net income	$339,274	$430,403

Weighted average common shares
outstanding for computation of
basic EPS (1)	1,644,407	1,632,681

Common-equivalent shares due to
the dilutive effect of stock options
and RSP awards	8,775	9,093

Weighted-average common shares
for computation of diluted EPS	1,653,182	1,641,774

Earnings per common share:
Basic	$0.21	$0.26
Diluted	$0.21	$0.26

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SECURITIES AVAILABLE FOR SALE

	September 30, 2007
	Amortized	Gross Unearned		Estimated
	Cost	Gains	Losses	Fair Value
Investment Securities
U.S. Government and Agency Securities:
Due within one year	$7,499,005	$—	$50,497	$7,448,508
Due after one year through five years	9,500,000	64,456	32,443	9,532,013
Due after five years through ten years	3,000,000	15,472	2,580	3,012,892
Marketable Equity Securities	2,888	21,436	—	24,324

Mortgage-backed Securities
GNMA	335,822	2,581	—	338,403
FHLMC	8,968,307	9,979	43,957	8,934,329
FNMA	5,376,825	28,736	38,721	5,366,840

	$34,682,847	$142,660	$168,198	$34,657,309

	September 30, 2006
	Amortized	Gross Unearned		Estimated
	Cost	Gains	Losses	Fair Value
Investment Securities
U.S. Government and Agency Securities:
Due within one year	$8,250,000	$—	$106,597	$8,143,403
Due after one year through five years	11,747,572	1,410	255,781	11,493,201
Due after five years through ten years	2,250,000	15,705	18,398	2,247,307
Marketable Equity Securities	2,888	19,476	-	22,364

Mortgage-backed Securities
GNMA	1,119,535	4,293	320	1,123,508
FHLMC	2,086,704	7,732	29,616	2,064,820
FNMA	2,174,931	2,484	65,106	2,112,309

	$27,631,630	$51,100	$475,818	$27,206,912

Securities available for sale with a carrying value of approximately $753,000 and $494,000, as of September 30, 2007 and 2006, respectively, are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act (GUDPA). Securities with a carrying value of approximately $13,973,000 and $17,069,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2007 and 2006, respectively. In addition, securities with a carrying value of approximately $494,000 and $483,000 are pledged as collateral to the Federal Reserve Bank as of September 30, 2007 and 2006, respectively.

During the year ended September 30, 2007, proceeds from the sale of securities available for sale totaled approximately $367,000, with no gain or loss on sale. There were no sales of investment securities or mortgage-backed securities during the year ended September 30, 2006.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SECURITIES AVAILABLE FOR SALE(Cont’d)

Provided below is a summary of securities available for sale which were in an unrealized loss position at September 30, 2007 and 2006. Approximately $134,000 or 80% and $462,000 or 97% of the unrealized loss, as of September 30, 2007 and 2006, respectively, was comprised of securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, the Company believes the deterioration in value is attributable to changes in market interest rates and not credit quality of the issuer.

	September 30, 2007
	Under One Year		One Year or More
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss

U.S. Government and Agency Securities	$747,420	$2,580	$11,666,065	$82,940

Mortgage-backed Securities
FHLMC	5,105,316	24,380	894,513	19,577
FNMA	1,369,355	6,843	1,349,746	31,878

Total available for sale	$7,222,091	$33,803	$13,910,324	$134,395

	September 30, 2006
	Under One Year		One Year or More
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss

U.S. Government and Agency Securities	$—	$—	$19,616,796	$380,776

Mortgage-backed Securities	—	—	391,478	320
FHLMC	300,267	1,801	980,766	27,815
FNMA	722,786	12,492	1,225,794	52,614

Total available for sale	$1,023,053	$14,293	$22,214,834	$461,525

3. SECURITIES HELD TO MATURITY

	September 30, 2007
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value
Mortgage-backed Securities
CMO (FNMA)	$8,196	$32	$12	$8,216
GNMA	36,386	366	—	36,752
FHLMC	90,161	1,489	—	91,650
FNMA	107,315	69	1,296	106,088

	$242,058	$1,956	$1,308	$242,706

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SECURITIES HELD TO MATURITY (Cont’d)

	September 30, 2006
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value
Investment Securities
U.S. Government and Agency Securities
Due after five through ten years	$54,855	$387	$—	$55,242

Mortgage-backed Securities
CMO (FNMA)	$25,432	$74	$41	$25,465
GNMA	58,619	582	—	59,201
FHLMC	103,820	781	—	104,610
FNMA	152,713	899	1,219	152,293

	$395,448	$2,723	$1,260	$396,911

Securities held to maturity with a carrying value of approximately $26,000 and $51,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2007 and 2006, respectively.

4. LOANS RECEIVABLE, NET

	September 30,
	2007	2006
Mortgage loans:
One-to-four family residential	$43,806,047	$37,200,342
Multi-family residential	3,868,450	4,315,504
Commercial real estate	15,495,886	15,550,275
Construction and land	15,017,093	18,986,784

	78,187,476	76,052,905

Consumer and other loans:
Home equity	27,628,486	21,994,906
Other consumer	265,429	174,739
Commercial	2,266,921	2,756,549

	30,160,836	24,926,194

Total loans	108,348,312	100,979,099

Less:
Loans in process	4,868,201	6,256,783
Net deferred loan origination fees (costs)	(41,281)	5,133
Allowance for loan losses	749,736	703,236

	5,576,656	6,965,152

	$102,771,656	$94,013,947

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS RECEIVABLE, NET(Cont’d)

At September 30, 2007 and 2006, non-accrual loans for which interest had been discontinued totaled approximately $430,000 and $434,000, respectively. Interest income actually recognized on non-accrual loans totaled approximately $700 and $5,100 for the years ended September 30, 2007 and 2006, respectively. Interest income that would have been recognized, had the loans been current and performing in accordance with the original terms of their contracts, totaled approximately $38,100 and $13,100 for the years ended September 30, 2007 and 2006, respectively.

Activity in the allowance for loan losses is summarized as follows:

	Year Ended September 30,
	2007	2006

Balance - beginning	$703,236	$573,199
Provision charged to income	47,000	132,000
Charge offs	(500)	(1,963)

Balance - ending	$749,736	$703,236

The activity with respect to loans to directors, officers and associates of such persons is as follows:

	Year Ended September 30,
	2007	2006

Balance - beginning	$915,324	$1,017,502
Loan disbursements	148,169	154,700
Collection of principal	(299,636)	(195,902)
Other changes	—	(60,976)

Balance - ending	$763,857	$915,324

5. ACCRUED INTEREST RECEIVABLE

	September 30,
	2007	2006

Loans receivable	$458,750	$423,759
Mortgage-backed securities	66,379	22,140
Investment securities	240,936	200,834

	$766,065	$646,733

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. PREMISES AND EQUIPMENT

	September 30,
	2007	2006

Land	$1,427,120	$1,383,450
Building and improvements	2,611,170	2,586,375
Furniture, fixtures and equipment	1,049,613	1,009,696

	5,087,903	4,979,518

Less accumulated depreciation	1,476,303	1,146,862

	$3,611,600	$3,832,656

Useful lives generally used in the calculation of depreciation are as follows:

Buildings	25 to 50 years
Paving and other building related additions	5 to 10 years
Furniture and equipment	5 to 10 years

7. LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows:

	September 30,
	2007	2006
Mortgage loan portfolios
serviced for:
FNMA	$6,730,790	$7,393,563
Other	485,813	1,023,181

	$7,216,603	$8,416,744

Custodial escrow balances maintained in connection with loan servicing totaled approximately $92,000 and $100,000, at September 30, 2007 and 2006, respectively.

8. DEPOSITS

	September 30,
	2007		2006
	Weighted Average Rate	Amount	Weighted Average Rate	Amount

Non-interest-bearing deposits	0.00%	$16,156,475	0.00%	$16,232,014
Interest-bearing checking accounts	0.29%	7,768,595	0.21%	9,340,174
Money market accounts	3.49%	14,298,266	3.35%	8,746,526
Savings accounts	0.60%	16,545,758	0.58%	18,753,895
Certificates of deposits	4.80%	64,438,413	4.49%	50,609,752

Total deposits	3.11%	$119,207,507	2.60%	$103,682,361

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. DEPOSITS (Cont'd)

Deposit accounts with balances of $100,000 or more totaled approximately $32,499,000 and $23,348,000 at September 30, 2007 and 2006, respectively. Deposit balances in excess of $100,000 are not federally insured, with the exception of IRA’s, which are insured to $250,000.

Scheduled maturities of certificates of deposit are as follows (in thousands):

	September 30,
	2007	2006

1 year or less	$54,698	$43,064
Over 1 year to 3 years	6,216	4,923
Over 3 years	3,524	2,623

	$64,438	$50,610

Interest expense on deposits is summarized as follows:

	Year Ended September 30,
	2007	2006

Interest-bearing checking accounts	$23,899	$22,215
Money market accounts	421,673	193,496
Savings accounts	104,017	118,605
Certificates of deposit	2,609,775	1,449,285

Total	$3,159,364	$1,783,601

9. BORROWED FUNDS

The Company has available overnight lines of credit and a one-month overnight repricing line of credit with the Federal Home Loan Bank of New York (“FHLB”), totaling $22.9 million and $18.6 million at September 30, 2007 and 2006, respectively, subject to the terms and conditions of the lender’s overnight advance program. As of September 30, 2007 and 2006, the Company had a $2.5 million and a $1.3 million balance, respectively, in the overnight line of credit at a rate of 5.24% and 5.55%, respectively.

At September 30, 2007 and 2006, fixed rate advances have contractual maturities as follows:

	September 30, 2007		September 30, 2007
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Due by September 30,
2007	$—	—	$1,000,000	3.09%
2008	2,000,000	3.98%	2,000,000	3.98%
2009	1,000,000	4.41%	1,000,000	4.41%
2010	4,000,000	4.43%	4,000,000	4.43%

	$7,000,000	4.30%	$8,000,000	4.15%

At September 30, 2007 and 2006, the FHLB borrowings were secured by pledges of the Company’s investment in the capital stock of the FHLB totaling $596,000 and $575,400 and mortgage-backed and other securities with a carrying value of approximately $14.0 million and $17.1 million, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was therefore, prior to September 30, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments. Retained earnings, at September 30, 2007 and 2006, include approximately $306,000 of such bad debt, which, in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” is considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are summarized as follows:

	Year Ended September 30,
	2007	2006

Current tax expense:
Federal	$387,262	$314,253
State	119,932	90,311

	507,194	404,564

Deferred tax expense (benefit):
Federal	(195,036)	(42,498)
State	(61,745)	(11,466)

	(256,781)	(53,964)

	$250,413	$350,600

The provision for income taxes differs from that computed at the federal statutory rate of 34% as follows:

	Year Ended September 30,
	2007	2006

Tax at federal statutory rates	$200,494	$265,541

Increase in tax resulting from:
State taxes, net of federal tax effect	38,403	52,038
Other items	11,516	33,021

	$250,413	$350,600

Effective rate	43%	45%

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES(Cont’d)

The following temporary differences gave rise to deferred tax assets and liabilities:

	September 30,
	2007	2006

Deferred tax assets:
Allowance for loan losses	$299,444	$280,872
Unrealized loss on securities available for sale	10,200	169,632
Accrual to cash adjustments, net	176,653	—
Pension funding status	27,704	—

Total deferred tax assets	514,001	450,504

Deferred tax liabilities:
Depreciation	11,898	32,969
Accrual to cash adjustments, net	—	33,397
Deferred loan origination fees and costs, net	81,969	82,889
Discounts on investments	1,630	7,798

Total deferred tax liabilities	95,497	157,053

Net deferred tax asset included in other assets	$418,504	$293,451

11. COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of those instruments reflect the extent of the Company’s involvement in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

With the exception of letters of credit, the Company does not require collateral or other security to support financial instruments with credit risk, unless noted otherwise.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company has approved lines of credit unused but accessible to borrowers totaling $11.9 million and $7.8 million, at September 30, 2007 and 2006, respectively.

At September 30, 2007 and 2006, the Company had $9.2 million and $3.8 million in outstanding commitments to fund loans and $235,000 and $119,000 in outstanding commercial letters of credit, respectively. There were no outstanding commitments to sell loans or to purchase investment securities at September 30, 2007 or 2006.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions, by regulators, that if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of tangible and core capital (as defined in the regulations) to total assets and of total risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of September 30, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of February 2006, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” the Bank must maintain minimum total risk-based and core ratios, as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the institution’s category.

The following table presents a reconciliation of capital per GAAP and regulatory capital at the dates indicated (in thousands):

	September 30,
	2007	2006

GAAP capital	$12,428	$12,016
Add (subtract): Unrealized (gain) loss
on securities available for sale	15	255

Core and tangible capital	12,443	12,271
Add: General allowance for loan losses	750	703
Unrealized gains on equity securities
available for sale	10	9

Total risk-based capital	$13,203	$12,983

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. REGULATORY CAPITAL(Cont’d)

The Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of September 30, 2007
Tangible capital	$12,443	8.46%	$2,205	1.50%	N/A	—
Tier 1 (core) capital	12,443	8.46%	5,881	4.00%	$7,352	5.00%
Risk-based capital:
Tier 1	12,443	13.32%	3,736	4.00%	5,604	6.00%
Total	13,203	14.14%	7,472	8.00%	9,340	10.00%

As of September 30, 2006
Tangible capital	$12,271	9.37%	$1,965	1.50%	N/A	—
Tier 1 (core) capital	12,271	9.37%	5,241	4.00%	$6,551	5.00%
Risk-based capital:
Tier 1	12,271	14.15%	3,469	4.00%	5,203	6.00%
Total	12,983	14.97%	6,938	8.00%	8,672	10.00%

13. BENEFIT PLANS

Deferred Compensation Plan

The Company maintains a deferred compensation plan for both the directors and employees.

The directors’ arrangement is an individual contract between the Company and each participating director and can be terminated at any time. Directors may participate at their own discretion. The Company secures each separate deferred compensation agreement by purchasing an investment grade life insurance contract on each participating director. The Company is the owner and beneficiary of each contract. The use of the investment grade insurance contracts as the funding source of the program allows the Company to take advantage of preferential tax treatment provided to insurance contracts qualified under IRS Sections 101 and 7702.

The employees’ arrangement meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code. Employees generally become eligible when they have attained age 21 and have one year of service. Each participant may elect to have his compensation reduced by up to the maximum amount allowed by law. The reduction is contributed to the plan. During 2007, the Company contributed 100% of the first 3% of participants’ contributions and 50% of the next 2%, for a maximum match of 4%. All participants become 100% vested upon entering the plan. Contributions to the plan by the Company totaled approximately $36,600 and $38,000 for the years ended September 30, 2007 and 2006, respectively.

Directors Consultation and Retirement Plan

The Company maintains a Directors Consultation and Retirement Plan (“DRP”) to provide retirement benefits to directors of the Company who are not officers or employees (“Outside Directors”). Any director who has served as an Outside Director shall be a participant in the DRP, and payments under the DRP commence once the Outside Director retires as a director of the Company. The DRP provides a retirement benefit based on the number of years

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. BENEFIT PLANS (Cont’d)

Directors Consultation and Retirement Plan (Cont’d)

of service to the Company. Outside Directors who have completed not less than 12 years of service shall receive a benefit equal to (50%) + 2.889% times the number of years of service in excess of 12, multiplied by the average monthly board fee in effect at the time of retirement. The maximum benefit shall be 85% of such monthly board fee. Benefits shall be paid for a maximum of 84 months to the retired directors, a surviving spouse, or the director’s estate. The DRP is an unfunded nonqualified pension plan, which is not anticipated to ever hold assets for investment. Any contributions made to the DRP will be used to immediately pay DRP benefits as they come due. The Company does not expect to make any contributions to the DRP in fiscal 2008.

In September, 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of FASB Statement Nos. 87, 88, 106, and 132(R). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status through comprehensive income in the year in which the changes occur. The Company has adopted this provision of the Statement as of September 30, 2007. SFAS No. 158 also requires employers to measure the funded status of plans as of the date of its year-end statement of financial position. The Company currently uses a measurement date of July 1. This requirement is effective for the year ended September 30, 2009.

The following table summarizes the incremental effect of applying SFAS No. 158 on individual line items in the Consolidated Statement of Financial Condition as of September 30, 2007:

	Before Adoption of SFAS No. 158	Impact of SFAS No. 158	After Adoption of SFAS No. 158
	(In thousands)
Other assets	$876	$27	$903
Total assets	146,981	27	147,008
Other liabilities	1,094	69	1,163
Total liabilities	130,231	69	130,300
Accumulated other comprehensive loss, defined benefit plan	—	(42)	(42)
Total stockholders’ equity	16,750	(42)	16,708

As of September 30, 2007, accumulated other comprehensive loss, defined benefit plan, includes a net loss of $22,697 and prior service cost of $18,962, net of tax. For the year ended September 30, 2008, $44 of net loss and $10,808 of prior service cost is expected to be recognized as a component of net periodic pension cost.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. BENEFIT PLANS (Cont’d)

Directors Consultation and Retirement Plan (Cont’d)

The following table summarizes changes in the DRP’s projected benefit obligations and the fair value of the DRP assets:

	At or for the Year Ending September 30,
	2007	2006
Change in Benefit Obligation:

Benefit obligation at beginning of year	$353,781	$348,054
Service cost	15,456	15,660
Interest cost	23,436	19,940
Actuarial (gain) loss	(18,238)	(27,323)
Annuity payments	—	(2,550)

Benefit obligation at end of year	374,435	353,781

Change in plan assets:

Market value of assets - beginning	—	—
Employer contributions	—	2,550
Annuity payments	—	(2,550)

Market value of assets - ending	—	—

Funded status	(374,435)	(353,781)
Amount contributed during fourth quarter	—	—
Unrecognized loss	—	58,729
Unrecognized past service liability	—	42,380

Accrued plan cost included in
other liabilities	$(374,435)	$(252,672)

Pension benefits expected to be paid for the fiscal years ending September 30 are $0 in 2008, $8,943 in 2009, $11,403 in 2010, $27,494 in 2011, $31,728 in 2012 and a total of $255,347 in 2013-2017. These amounts are based on the same assumptions used to measure the benefit obligation at September 30, 2007 and include estimated future service. The components of the net periodic plan cost are as follows:

	Year Ended September 30,
Net periodic plan cost included
the following components:
Service cost	$15,456	$15,660
Interest cost	23,436	19,940
Unrecognized loss	2,700	6,204
Amortization of unrecognized past service liability	10,808	10,808

Net periodic plan cost included in
compensation and benefits	$52,400	$52,612

A discount rate of 6.625% and a rate of increase in future compensation levels of and 5.00% was assumed in the plan valuation for the years ended September 30, 2007 and 2006.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. BENEFIT PLANS(Cont’d)

Stock Option Plan

On January 25, 1999, the stockholders of the Company approved a stock option plan (the “1999 Plan”), while on January 30, 2006, the stockholders ratified a 2006 Stock Option Plan (the “2006 Plan”), collectively, the “Plans”. The Plans authorize the issuance of up to an additional 77,670 and 91,076 shares, respectively, of common stock by the Company upon the exercise of stock options that may be awarded to officers, directors, key employees, and other persons providing services to the Company. Shares issued on the exercise of options may be authorized but unissued shares, treasury shares or shares acquired on the open market. The options granted under the Plans constitute either Incentive Stock Options or Non-Incentive Stock Options. On January 30, 2006, and September 6, 2006, options to purchase 54,642 and 58,800 shares, respectively, were granted pursuant to the 2006 Plan. The options were granted at an exercise price equal to the fair market value of the Company’s common stock on the date of grant, expire not more than 10 years after the date of grant and are immediately exercisable.

The following table summarizes activity under the Plans for the years ended September 30, 2007 and 2006:

	Year Ended September 30,
	2007		2006
	Number of Shares	Weighed Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding at beginning of period	125,870	$10.641	14,642	$3.595
Granted	—	—	113,442	11.412
Exercised	(6,214)	3.595	(2,214)	3.595
Forfeited	(2,000)	12.725	—	—

Outstanding at end of period	117,656	$10.977	125,870	$10.641

Options exercisable at period end	117,656		125,870

The following table summarizes all stock options outstanding as of September 30, 2007, all of which are exercisable:

		Weighted Average
Exercise	Number	Remaining
Price	of Shares	Contractual Life

$ 3.595	6,214	1.4 years
10.000	54,642	8.3 years
12.725	56,800	8.3 years

$10.977	117,656	8.3 years

On October 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised), (“SFAS 123(R)”), Share-Based Payment. SFAS 123(R) replaces SFAS No. 123 and supersedes APB 25, Accounting for Stock Issued to Employees. Under SFAS 123(R), compensation cost is recognized prospectively for new and modified awards over the related vesting period of such awards. Results for prior periods have not been restated. Prior to October 1, 2006, the Company accounted for these Plans under the recognition and measurement principles of APB 25 and related interpretations using the intrinsic value method. In accordance with APB 25, no compensation cost related to these plans was reflected in net income prior to fiscal 2007, as all options granted under the Plans had an exercise price equal to the market value of the underlying common stock on the grant date.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. BENEFIT PLANS (Cont’d)

Stock Option Plan (Cont’d)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board Statement No. 123 (“SFAS No. 123”), Accounting for Stock-Based Compensation, to the option grants:

Year Ended September 30, 2006

Net income, as reported	$430,403

Deduct: Total stock-based compensation expense determined under fair value based method for stock options, net of related tax effects	296,644

Pro forma net income	$133,759

Earnings per common share:
Basic – as reported	$0.26
Basic – pro forma	$0.08
Diluted – as reported	$0.26
Diluted – pro forma	$0.08

The weighted-average fair value of each option granted in 2006 using the Black-Scholes options pricing model was $4.35. Significant weighted average assumptions used in the model included a dividend yield of 1.00%; expected volatility of 39.64%; risk-free interest rate of 4.53%, and expected life of 5 years.

Restricted Stock Plan

On January 25, 1999, the stockholders of the Company approved a restricted stock plan (the “1999 Plan”), while on January 30, 2006, the stockholders ratified a 2006 Restricted Stock Plan (the “2006 Plan”), collectively, the “Plans”. The Plans provide for the award of shares of restricted stock to directors, officers and employees. The 1999 Plan and the 2006 Plan provide for the purchase of 31,066 and 36,430 shares of common stock, respectively, in the open market to fund such awards. All of the Common Stock to be purchased by the Plan will be purchased at the fair market value on the date of purchase. Awards under the Plan are made in recognition of expected future services to the Company by its directors, officers, and key employees responsible for implementation of the policies adopted by the Company’s Board of Directors and as a means of providing a further retention incentive. Under the 1999 Plan, 18,017 shares were awarded in fiscal 1999 while 2,101, 2,626, and 2,240 shares were awarded in fiscal 2005, 2006, and 2007, respectively, with a grant-date fair value of $9.75, $9.70, and $12.50 per share, respectively. The awards vest 20% on the date of grant and 20% each of the next four years. On January 30, 2006, 13,110 shares were awarded pursuant to the 2006 Plan. The awards vest 1/3 on the date of grant and 1/3 as of each of the next two years. Compensation expense on Plan shares is recognized over the vesting periods based on the market value of the stock on the date of grant. Recipients of awards receive compensation payments equal to dividends paid prior to the date of vesting within 30 days of each dividend payment date. Plan expense was approximately $60,500 and $84,100 for the years ended September 30, 2007 and 2006, respectively.

Effective upon the consummation of the Bank’s initial stock offering, an Employee Stock Ownership Plan (“ESOP”) was established for all eligible employees who had completed a twelve-month period of employment with the Bank and at least 1,000 hours of service, and had attained the age of 21. The ESOP used $156,800 in proceeds from a term loan to purchase 62,149 shares of Bank common stock during the stock offering. In fiscal 2004, the ESOP purchased 72,861 shares of common stock in the second-step conversion with the proceeds of a $776,000 loan from the Company, which has a 10-year term and an interest rate of 4.75%. $47,000 of the proceeds were used to payoff the prior outstanding debt.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. BENEFIT PLANS (Cont’d)

Restricted Stock Plan (Cont’d)

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

The ESOP is accounted for in accordance with Statement of Position 93-6, “Accounting for Employee Stock Ownership Plans,” which was issued by the American Institute of Certified Public Accountants in November 1993. Accordingly, the ESOP shares pledged as collateral are reported as unallocated ESOP shares in the statements of financial condition. As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $112,000 and $98,000 for the years ended September 30, 2007 and 2006, respectively.

Employee Stock Ownership Plan

The ESOP shares were as follows, as adjusted for the exchange:

	Year Ended September 30,
	2007	2006

Allocated shares	57,094	59,565
Shares committed to be released	—	—
Unreleased shares	64,053	73,204

Total ESOP shares	121,147	132,769

Fair value of unreleased shares	$803,865	$922,370

14. CHARTER CONVERSION, STOCK OFFERING, AND REORGANIZATION

On April 8, 2004, the Boards of Directors of Roebling Financial Corp., MHC (the “MHC”), Roebling Financial Corp, Inc., and Roebling Bank adopted a plan to convert from the mutual holding company form of organization to a fully public holding company structure (the “Conversion”). The former Roebling Financial Corp, Inc. was a federally chartered mid-tier mutual holding company with approximately 54% of its stock being held by the MHC and the remaining 46% being held by public shareholders. The Conversion was completed on September 30, 2004. At that time, the MHC merged into the Bank, and no longer exists. Roebling Financial Corp, Inc. was succeeded by a new New Jersey corporation known as Roebling Financial Corp, Inc. Common shares representing the ownership interest of the MHC were sold in a subscription offering and a community offering. Common shares owned by public shareholders (shareholders other than the MHC) were converted into the right to receive new shares of Roebling Financial Corp, Inc. common stock determined pursuant to an exchange ratio. The exchange ratio ensured that immediately after the Conversion and exchange of existing shares for new shares, the public shareholders owned the same aggregate percentage of Roebling Financial Corp, Inc. common stock that they owned immediately prior to the Conversion, excluding any shares purchased in the offering.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. CHARTER CONVERSION, STOCK OFFERING, AND REORGANIZATION(Cont’d)

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

Total cash proceeds (910,764 shares)	$9,108
Offering costs	(648)

Net offering proceeds	8,460
Assets received from the MHC	95

Increase in common stock and additional paid-in capital	8,555
Shares purchased by the ESOP (72,861 shares)	(729)

Net cash proceeds	$7,826

The Conversion and related transactions were accounted for at historical cost, with no resulting change in the historical carrying amounts of assets and liabilities. Consolidated stockholders’ equity increased by the net cash proceeds from the offering. Share and per share data for all periods have been adjusted to reflect the additional shares outstanding as a result of the offering and share exchange.

15. FAIR VALUES OF FINANCIAL INSTRUMENTS

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

15. FAIR VALUES OF FINANCIAL INSTRUMENTS(Cont’d)

Deposit Liabilities

The fair value of demand deposits, savings deposits and money market accounts were the amounts payable on demand. The fair values of certificates of deposit were based on the discounted value of contractual cash flows. The discount rate was estimated using the rate currently offered for deposits of similar remaining maturities.

Short-Term Borrowings

The carrying amounts of federal funds purchased, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Long-Term Debt

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

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

	September 30, 2007		September 30, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets

Cash and cash equivalents	$3,460	$3,460	$3,380	$3,380
Securities available for sale	34,657	34,657	27,207	27,207
Securities held to maturity	242	243	395	397
Loans receivable	102,772	102,010	94,014	92,536
Accrued interest receivable	766	766	647	647
FHLB stock	596	596	575	575

Financial Liabilities

Deposits	119,208	119,352	103,682	103,528
Borrowed funds	9,500	9,464	9,300	9,143

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. FAIR VALUES OF FINANCIAL INSTRUMENTS(Cont’d)

Off-Balance-Sheet Instruments (Cont’d)

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

16. RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company does not expect the adoption of this interpretation to have a material effect on its financial condition or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued Emerging Issues Task Force (“EITF”) Issue No.06-5, “Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance.” The scope of EITF 06-5 consists of various issues relating to accounting for life insurance policies purchased by entities protecting against the loss of “key persons.” Those issues are clarifications of previously issued guidance on FASB Technical Bulletin No. 85-4. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The Company does not expect EITF 06-05 will have a material impact on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115.” This statement permits an entity to choose to measure many financial instruments and certain other items at fair value. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option 1) may be applied instrument by instrument, with a few exceptions, such as investments

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. RECENT ACCOUNTING PRONOUNCEMENTS(Cont’d)

otherwise accounted for by the equity method, 2) is irrevocable (unless a new election date occurs) and 3) is applied only to entire instruments and not to portions of instruments. The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of this pronouncement.

In March 2007, the FASB ratified EITF No. 06-10 “Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements”. EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The Company does not expect EITF 06-10 will have a material impact on its financial position, results of operations and cash flows.

In June 2007, the FASB issued EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards”. EITF Issue No. 06-11 addresses a company’s recognition of an income tax benefit received on dividends that are (a) paid to employees holding equity-classified non-vested shares, equity-classified non-vested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS No. 123(R). The EITF reached a consensus that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends on those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. Unrealized income tax benefits from dividends on equity-classified employee share-based payment awards should be excluded from the pool of excess tax benefits available to absorb potential future tax deficiencies. The accounting treatment of the income tax benefits from these dividends would be applied on a prospective basis. EITF Issue No. 06-11 is effective for fiscal years beginning after December 15, 2007. The company does not expect that EITF Issue No. 06-11 will have a material impact on its financial condition or results of operations.

ROEBLING FINANCIAL CORP, INC.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

John J. Ferry, Chairman of the Board of Directors

President, John J. Ferry Enterprises, Inc.

John A. LaVecchia, Director and Vice Chairman

Senior Sales Consultant, Colonial Auto Complex

Frank J. Travea, III, President and Chief Executive Officer

Janice A. Summers, Senior Vice President, Chief Operating Officer and

Chief Financial Officer

Mark V. Dimon, Director and Treasurer

Sole Proprietor, Dimon Oil Corp.

Joan K. Geary, Director and Secretary

President, Keating Realty Company

George N. Nyikita, Director

Retired Executive Director, Burlington County Bridge Commission

Robert R. Semptimphelter, Sr., Director

Principal, Farnsworth & Semptimphelter, LLC

ROEBLING BANK OFFICERS

Frank J. Travea, III, President and CEO

Janice A. Summers, Senior Vice President, COO and CFO

John W. Clawges, Senior Vice President and Senior Lending Officer

Bonnie L. Horner, Vice President, Consumer Lending

ROEBLING BANK OFFICES

Route 130 South and Delaware Avenue, Roebling, New Jersey

34 Main Street, Roebling, New Jersey

8 Jacobstown Road, New Egypt, New Jersey

3104 Bridgeboro Road, Delran, New Jersey

1934 Route 541, Westampton, New Jersey (Banking and Administrative Center)

CORPORATE OFFICE	TRANSFER AGENT
Route 130 South and Delaware Avenue Roebling, New Jersey 08554	Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016

INDEPENDENT AUDITORS Fontanella and Babitts 534 Union Boulevard Totowa, New Jersey 07512	SPECIAL COUNSEL Malizia Spidi & Fisch, PC 901 New York Avenue, N.W., Suite 210 East Washington, D.C. 20001

Our Annual Report for the year ended September 30, 2007 as filed with the Securities & Exchange Commission on Form 10-KSB, including exhibits, is available without charge upon written request. For a copy of the Form 10-KSB, please contact Frank  J. Travea, III at our Corporate Office. The Annual Meeting of Stockholders will be held on January  28, 2008 at 11:00 a.m. at Bung’s Tavern, 2031 Route 130 South, Burlington, New Jersey.

Roebling Financial Corp, Inc.

Route 130 South and Delaware Avenue

Roebling, New Jersey 08554

PHONE: (609) 499-9400

FAX: (609) 668-6253

Stock Listing on the OTC Bulletin Board – Symbol “RBLG”