Form 10-K, Exhibit 13
period 2008-09-30
Roebling Financial Corp, Inc.
filed 2008-12-29
CIK 1293283

Roebling Financial Corp, Inc.

2008

ANNUAL

REPORT

ROEBLING FINANCIAL CORP, INC.

2008 ANNUAL REPORT

TABLE OF CONTENTS

President’s Message	1

Corporate Profile and Stock Market Information	2

Selected Consolidated Financial Information	3

Management’s Discussion and Analysis of
Financial Condition and Results of Operations	4

Management's Report on Internal Control
Over Financial Reporting	16

Report of Independent Registered Public Accounting Firm	17

Consolidated Financial Statements	18

Notes to Consolidated Financial Statements	24

Office Locations and Other Corporate Information	47

To our Shareholders and Customers:

On behalf of our directors, officers and staff, I am pleased to present the 2008 Annual Report to the Shareholders. Your Company experienced another year of strong growth. Total assets grew to $154.7 million, an increase of $7.7 million or 5.2%. Total net loans reached $109.5 million, an increase of 6.5% over the prior year and total deposits grew to $130.6 million, an increase of 9.5%. This would not have been made possible without the support of our directors and staff, and the allegiance of our customers.

Our net income increased to $472,000 from $339,000, an increase of $133,000 or 39.2% over the prior year. The increase in earnings was driven by an increase in net interest income, resulting from the growth in our balance sheet as well as an improvement in our interest rate spread. We continue to increase market share at our two newest branches in Delran and Westampton.

We continue to believe that the best way to create long-term value for our shareholders is to build our franchise by attracting core deposits and serving the credit needs of our communities. As we watch the recent market events unfold, we are even more convinced that the right choice is to stick to our community banking roots. We have not invested in the collateralized debt obligations or sub prime mortgages that so many banks have written down. We remain grateful to our customers for their business and the support of our shareholders.

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

We currently conduct our business through Roebling Bank (the “Bank”) with five full service offices located in Roebling, New Egypt, Westampton and Delran, New Jersey and an administrative center also located in Westampton, New Jersey. We offer a broad range of deposit and loan products to individuals, families and small businesses in our market area. At September 30, 2008, we had consolidated assets of $154.7 million, deposits of $130.6 million, and stockholders’ equity of $17.3 million.

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

Quarter Ended	High	Low	Dividends

September 30, 2008	$10.00	$7.20	—
June 30, 2008	9.57	8.12	—
March 31, 2008	11.50	9.05	—
December 31, 2007	12.55	9.50	$.10
September 30, 2007	12.55	10.20	—
June 30, 2007	14.00	11.73	—
March 31, 2007	12.91	12.25	—
December 31, 2006	13.40	12.10	$.10

As of September 30, 2008 there were 1,718,473 shares of our common stock outstanding and approximately 510 holders of record. This number does not reflect the number of persons or entities who held stock in nominee or “street” name through various brokerage firms. The Company declared its fourth dividend on November 3, 2008. A cash dividend of $.10 per share was declared, payable to stockholders of record as of November 24, 2008, with payment on December 15, 2008. The payment of future dividends will be subject to the periodic review of the financial condition, results of operations and capital requirements of the Company and Bank.

Selected Consolidated Financial Information

	At or for the Year Ended September 30,
	2008		2007		2006
	(Dollars in thousands, except per share data)

Selected Balance Sheet Data:
Assets	$154,666		$147,008		$130,607
Loans receivable, net	109,474		102,772		94,014
Securities	33,034		34,899		27,602
Deposits	130,575		119,208		103,682
Borrowed funds	5,000		9,500		9,300
Shareholders’ equity	17,308		16,859		16,410
Selected Results of Operations:
Interest income	$8,626		$7,975		$6,650
Interest expense	3,451		3,483		2,212
Net interest income	5,175		4,491		4,438
Provision for loan losses	278		47		132
Non-interest income	512		563		463
Non-interest expense	4,667		4,417		3,988
Net income	472		339		430
Per Share Data:
Earnings per share - basic	$0.28		$0.21		$0.26
Earnings per share - diluted	0.28		0.21		0.26
Book value per share	10.07		9.81		9.58
Weighted average basic shares outstanding	1,658,995		1,644,407		1,632,681
Weighted average diluted shares outstanding	1,662,376		1,653,182		1,641,774
Performance Ratios:
Return on average assets	0.32%		0.25%		0.36%
Return on average equity	2.74		2.06		2.67
Net interest rate spread	2.99		2.76		3.36
Net interest margin	3.61		3.49		3.93
Efficiency ratio	82.06		87.40		81.37
Dividend payout ratio	0.36		0.48		0.39
Average interest-earning assets to average interest-bearing liabilities	1.26	x	1.27	x	1.29	x
Asset Quality Ratios:
Non-performing loans to total assets	0.60%		0.33%		0.37%
Non-performing loans to total loans, net	0.83		0.47		0.51
Net charge-offs to average loans	0.07		0.00		0.00
Allowance for loan losses to total loans at period end	0.87		0.72		0.74
Allowance for loan losses to non- performing loans at period end	1.04	x	1.55	x	1.45	x
Capital Ratios:
Average equity to average assets	11.50%		12.12%		13.59%
Equity to assets at period end	11.19		11.47		12.57

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

Allowance for Loan Losses. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged against income. Management performs an evaluation of the adequacy of the allowance for loan losses on a quarterly basis, at a minimum. Consideration is given to a variety of factors including current economic conditions, the current real estate market, delinquency statistics, composition of the loan portfolio, loss experience, the adequacy of the underlying collateral, the financial strength of the borrowers, results of internal loan reviews, geographic and industry concentrations, and other factors related to the collectibility of the loan portfolio. The valuation is inherently subjective as it requires material estimates, including the amounts and timing of expected future cash flows expected to be received on impaired loans, which may be susceptible to significant change.

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

While we believe that we use the best information available to perform our loan loss allowance analysis, adjustments to the allowance in the future may be necessary. Changes in underlying estimates could result in the requirement for additional provisions for loan losses. For example, a rise in delinquency rates may cause us to increase the reserve percentages we apply to loan groups for purposes of calculating general allocations, or may require additional specific allocations for impaired loans. In addition, actual loan losses may be significantly more than the reserves we have established. Each of these scenarios would require additional provisions, which could have a material negative effect on our financial results. The ratio of the allowance for loan losses to total loans outstanding was .87% and .72% at September 30, 2008 and 2007, respectively. A 25% increase in this ratio would have increased the allowance by $239,000 and $187,000 at September 30, 2008 and 2007, respectively.

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

The following table represents our Net Portfolio Value calculations at September 30, 2008. This data was calculated by the OTS, based upon information we provided to them.

					NPV as % of Present
		Net Portfolio Value			Value of Assets
Change in Rate		Estimated Amount	Change	% Change	NPV Ratio(1)	Change(2)
		($ in thousands)
+300	bp	$13,454	$(4,494)	(25%)	8.70%	- 248	bp
+200	bp	15,304	(2,644)	(15%)	9.75%	-143	bp
+100	bp	16,832	(1,116)	( 6%)	10.59%	-59	bp
+50	bp	17,385	(563)	( 3%)	10.88%	-29	bp
0	bp	17,948			11.18%
-50	bp	18,210	262	1%	11.30%	+13	bp
-100	bp	18,370	422	2%	11.37%	+19	bp

_______________

(1)	Calculated as the estimated NPV divided by the present value of assets.
(2)	Calculated as the increase (decrease) in the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

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

Comparison of Financial Condition at September 30, 2008 and 2007

Assets. Total assets increased $7.7 million, or 5.2%, to $154.7 million at September 30, 2008, from $147.0 million at September 30, 2007. This increase is primarily attributable to a $6.7 million increase in net loans receivable and a $3.0 million increase in interest-bearing deposits, partially offset by a $1.9 million decrease in the securities portfolio. The loans receivable, net, portfolio increased by 6.5% to $109.5 million at September 30, 2008 from $102.8 million at September 30, 2007, while the securities portfolio decreased by 5.3% to $33.0 million from $34.9 million during the same period. The majority of the change in loans receivable, net is attributable to increases of $4.5 million and $3.9 million in the commercial real estate and one-to-four family residential mortgage portfolios, respectively, offset by a $1.7 million decrease in the construction and land loan portfolios. Loans secured by one-to-four family residences, including home equity loans, have historically comprised the majority of the loan portfolio. While we expect these loans to continue to be a significant part of the loan portfolio, we intend to continue to increase commercial lending, primarily mortgage-secured and, as a result, anticipate a continued shift in the ratio of one-to-four family mortgages and commercial related loans, including multifamily, commercial real estate and construction and land loans. The one-to-four family and home equity loan portfolios represented 69.0% of loans receivable, net at September 30, 2008 and 69.5% at September 30, 2007.

Liabilities. Total liabilities increased $7.2 million to $137.4 million at September 30, 2008 from $130.1 million at September 30, 2007. Deposits increased by $11.4 million or 9.5%, to $130.6 million at September 30, 2008 from $119.2 million at September 30, 2007, while borrowed funds decreased by $4.5 million during the same period, to $5.0 million at September 30, 2008, from $9.5 million at September 30, 2007. The increase in total deposits was attributable to a $6.3 million increase in certificate of deposit accounts and a $5.1 million increase in transaction accounts. Certificates of deposit increased primarily as a result of promotional specials, while the increase in transaction accounts is primarily a result of business development efforts. Our ratio of core deposit accounts (non-certificates of deposit) to total deposits has remained stable at 46% at September 30, 2008 and 2007. We expect the deposit market to continue to be extremely competitive and it will be an ongoing challenge to increase core deposits and market share.

Stockholders’ Equity. Stockholder’s equity was $17.3 million at September 30, 2008, increasing slightly from $16.9 million at September 30, 2007. The largest components of the change in stockholders’ equity for the year ended September 30, 2008 include net income of $472,000 and an increase in the unrealized gain on available-for-sale securities, adjusted for deferred income taxes, which added $191,000 to equity. During the same period, other significant changes to equity include a decrease of $165,000 for the payment of dividends and a decrease of $177,000 for the minimum pension liability adjustment required by Statement of Financial Accounting Standards No. 158. In addition, the amortization of ESOP shares, the allocation of restricted stock plan shares and the tax benefit associated with stock benefit plans added $89,000, $36,000 and $5,000, respectively.

Average Balance Sheet, Interest Rates and Yields

The following tables set forth certain information relating to our average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	For the Year Ended September 30,			For the Year Ended September 30,
	2008			2007
	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost
		(Actual)			(Actual)
	(Dollars in thousands)			(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$108,471	$6,923	6.38%	$96,229	$6,545	6.80%
Investment securities	33,113	1,629	4.92	30,695	1,326	4.32
Other interest-earning assets (2)	1,769	74	4.18	1,848	104	5.63
Total interest-earning assets	143,353	8,626	6.02	128,772	7,975	6.19
Non-interest-earning assets	6,822			6,866
Total assets	$150,175			$135,638

Interest-bearing liabilities:
Interest-bearing checking	$7,909	21	0.27	$8,993	24	0.27
Savings accounts	16,576	101	0.61	17,705	104	0.59
Money market accounts	17,052	407	2.39	11,830	421	3.56
Certificates of deposit	64,795	2,614	4.03	55,685	2,611	4.69
Borrowings	7,447	308	4.14	7,448	324	4.35
Total interest-bearing liabilities	113,779	3,451	3.03	101,661	3,484	3.43
Non-interest-bearing liabilities (3)	19,125			17,543
Total liabilities	132,904			119,204
Stockholders’ equity	17,271			16,434
Total liabilities and stockholders’ equity	$150,175			$135,638
Net interest income		$5,175			$4,491
Interest rate spread (4)			2.99%			2.76%
Net interest margin (5)			3.61%			3.49%
Ratio of average interest-earning assets to average interest-bearing liabilities			125.99%			126.67%

_________________________________

(1)	Average balances include non-accrual loans. Interest income includes amortization of net deferred loan fees and (costs) of $9,000 and $48,000 for the fiscal years 2008 and 2007, respectively.
(2)	Includes interest-bearing deposits in other financial institutions and FHLB stock. Tax exempt interest is not presented on a taxable equivalent basis.
(3)	Includes average non-interest-bearing deposits of $17,795,000 and $16,217,000 for the years ended September 30, 2008 and 2007, respectively.
(4)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

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

	Year Ended September 30,			Year Ended September 30,
	2008 vs. 2007			2007 vs. 2006
	Increase (Decrease)			Increase (Decrease)
	Due to			Due to

	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$798	$(420)	$378	$751	$165	$916
Investment securities	109	194	303	156	196	352
Other interest-earning assets	(4)	(26)	(30)	48	9	57
Total interest-earning assets	$903	$(252)	$651	$955	$370	$1,325

Interest-bearing liabilities:
Interest-bearing checking	$(3)	$0	$(3)	$(3)	$5	$2
Savings accounts	(7)	4	(3)	(19)	4	(15)
Money market accounts	151	(165)	(14)	128	100	228
Certificates of deposit	395	(392)	3	759	403	1,162
Borrowings	0	(16)	(16)	(112)	7	(105)
Total interest-bearing Liabilities	$536	$(569)	$(33)	$753	$519	$1,272

Net interest income	$367	$317	$684	$202	$(149)	$53

Comparison of Results of Operations for the Years Ended September 30, 2008 and 2007

Net Income. Net income for the year ended September 30, 2008 was $472,000 ($0.28 per diluted share), an increase of $133,000 or 39.2%, from $339,000 ($0.21 per diluted share) for the year ended September 30, 2007. The increase in net income resulted from an increase in net interest income, which more than offset increases in the provision for loan losses, non-interest expense and income taxes, and a decrease in non-interest income.

Interest Income. The average balance of total interest-earning assets for the year ended September 30, 2008 increased by $14.6 million compared to the year ended September 30, 2008, while the average yield decreased to 6.02% from 6.19%. The increase in total interest income of $651,000 for the year ended September 30, 2008 is comprised of an increase in interest income of $378,000 on loans receivable and $302,000 on investment securities, partially offset by a decrease of $30,000 in interest income on other interest-earning assets. Average loan receivable balances increased by $12.2 million for the year ended September 30, 2008 compared to the same 2007 period, while the average yield decreased to 6.38% from 6.80%. For the year ended September 30, 2008, the average balance of investment securities increased by $2.4 million compared to the same 2007 period, while the average yield increased to 4.92% from 4.32%. The improvement in yield on investment securities is primarily the result of the reinvestment of funds from maturing securities and the purchase of additional securities at market rates which were higher than the rates on the securities which matured.

Interest Expense. Interest expense decreased slightly, to $3,451,000 for the year ended September 30, 2008 compared to $3,483,000 for the same 2007 period. Although average interest-bearing liability balances increased by $12.1 million, the average cost of interest-bearing liabilities decreased to 3.03% from 3.43%, resulting in a decrease in interest expense. Average interest-bearing deposit balances increased by $12.1 million with a decrease in the average cost to 2.96% for the year ended September 30, 2008 compared to 3.35% for the same 2007 period, while average borrowings were unchanged at $7.4 million, with a decrease in the average cost to 4.14% from 4.35%. The Federal Reserve began reducing the Federal Funds rate in September 2007, cutting the rate six times between September 30, 2007 and 2008, for a total reduction of 275 basis points during our fiscal year. This had a significant effect on interest rates as market interest rates have been following the same downward trend and the decrease in our deposit and borrowing costs is a reflection of market movements throughout the year.

Net Interest Income. Net interest income increased by $684,000, or 15.2% to $5.2 million for the year ended September 30, 2008, compared to $4.5 million for the year ended September 30, 2007. Reflecting the rate environment and the normalization of the yield curve, the Company’s spread and margin improved during the year, as the average yield on total interest-earning assets for the year ended September 30, 2008 decreased by 17 basis points compared to the year ended September 30, 2007, while the overall cost of funds decreased 40 basis points for the same period. As a result, the interest rate spread increased by 23 basis points, to 2.99% for the year ended September 30, 2008 compared to 2.76% for the year ended September 30, 2007, while the net interest margin increased by 12 basis points, to 3.61% from 3.49% in the same time period.

Provision for Losses on Loans. The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management’s best estimate of the losses inherent in the portfolio, based on a review by management of the following factors:

•	historical experience;
•	volume;
•	type of lending conducted by the Bank;
•	industry standards;
•	the level and status of past due and non-performing loans;
•	the real estate market;
•	the general economic conditions in the Bank’s lending area; and
•	other factors affecting the collectibility of the loans in its portfolio.

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

The provision for loan losses was $278,000 for the year ended September 30, 2008, compared to $47,000 for the same 2007 period. The increase in the provision in fiscal 2008 is due primarily to an increase in nonperforming and delinquent loans and the deteriorating economy and real estate market. The allowance for loan losses was $956,000 or .87% of total loans outstanding at September 30, 2008, compared to $750,000 or .72% of total loans outstanding at September 30, 2007. The ratio of the allowance for loan losses to non-performing loans decreased to 1.04 times at September 30, 2008 from 1.55 times at September 30, 2007. Non-performing loans, expressed as a percentage of total loans, increased to .83% at September 30, 2008 from .47% at September 30, 2007.

Non-interest Income. Non-interest income decreased $51,000, or 9.0%, to $512,000 for the year ended September 30, 2008, compared to $563,000 for same period in 2007. The decrease in non-interest income is primarily attributable to a $34,000 decrease in loan fees for the year ended September 30, 2008 compared to the same 2007 period and an $18,000 decrease in account servicing and other fees for the same period. The decrease in loan fees is primarily attributable to the receipt in fiscal 2007 of a non-refundable commitment fee received for a loan application that did not close, and a lower amount of prepayment fees and late charges received in 2008. The decrease in account servicing and other fees is due primarily to lower non-sufficient and uncollected fund fees.

Non-interest Expense. Non-interest expense increased $250,000, or 5.6%, to $4.7 million for the year ended September 30, 2008, from $4.4 million for the same period in 2007. The increase in non-interest expense resulted from increases in service bureau and data processing, federal insurance premiums, real estate and repossessed assets and other expense, partially offset by decreases in compensation and benefits and occupancy expense. Service bureau and data processing expense increased by $63,000, or 14.4%, for the year ended September 30, 2008 compared to the same 2007 period, with the increase related to the maintenance and security of our internal computer equipment and networks, and higher data line costs. Federal insurance premiums increased by $81,000 to $94,000 for the year ended September 30, 2008, compared to $13,000 for the same 2007 period. These premiums represent the cost of our FDIC deposit insurance assessments and increased primarily as a result of the increased assessment rates first effective during the 2007 fiscal year and the utilization of our remaining assessment credit during the 2008 fiscal year. We anticipate a further increase in the cost of federal deposit insurance from current levels of five to seven basis points. The FDIC has recently adopted a proposal to increase the assessment rate for the most highly rated institutions to between 12 and 14 basis points for the first quarter of 2009 and has proposed to increase the assessment rate to between 10 and 14 basis points thereafter. Assessment rates could be further increased if an institution’s FHLB advances exceed 15% of deposits. The FDIC has also established a program under which it fully guarantees all non-interest bearing transaction accounts of banks. Institutions that did not opt out of the program by

December 5, 2008 will be assessed ten basis points for non-interest bearing transaction account balances in excess of $250,000. The Bank did not opt out of the program. Real estate (“REO”) and repossessed assets expense totaled $50,000 for the year ended September 30, 2008, while there was no expense in 2007. In 2008, $26,000 of the expense was related to provisions and the loss upon the sale of a repossessed asset, while $24,000 related to operating costs of that same asset as well as one REO property. Other expense increased by $104,000 for year ended September 30, 2008 compared to the same 2007 period, with the increase primarily related to compliance with the Sarbanes-Oxley Act (“SOX”). While we will have ongoing SOX compliance costs, we anticipate that the expense in future years will be lower than in 2008, our initial year of required compliance.

Income Taxes. The provision for income taxes increased $20,000 to $270,000 for the year ended September 30, 2008 from $250,000 for the year ended September 30, 2007, resulting in an effective tax rate of 36.4% for the 2008 fiscal year compared to 42.5% for the 2007 fiscal year. The decrease in the effective tax rate is due to permanent book / tax differences.

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

Our liquidity, represented by cash and cash equivalents and investment securities, is a product of our operating, investing and financing activities. Our primary sources of liquidity are deposits, loan and investment security repayments and sales, and borrowed funds. While scheduled payments from the amortization and maturity of loans, investment securities and short-term investments are relatively predictable sources of funds, deposit flows, loan and mortgage-backed security prepayments and investment security calls are greatly influenced by general interest rates, economic conditions and competition. We monitor projected liquidity needs to ensure that adequate liquidity is maintained on a daily and long-term basis. We have the ability to borrow from the FHLB of New York, or others, should the need arise. As of September 30, 2008, we had $5.0 million in outstanding borrowings from the FHLB of New York.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. We have approved lines of credit unused but accessible to borrowers totaling $14.8 million and $11.9 million at September 30, 2008 and 2007, respectively.

At September 30, 2008 and 2007, we had $9.8 million and $9.2 million in outstanding commitments to fund loans and $433,000 and $235,000 in outstanding commercial letters of credit, respectively. There were no outstanding commitments to sell loans or purchase investment securities at September 30, 2008 or 2007.

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

In September 2006, the FASB issued Emerging Issues Task Force (“EITF”) Issue No.06-5, “Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance.” The scope of EITF 06-5 consists of various issues relating to accounting for life insurance policies purchased by entities protecting against the loss of “key persons.” Those issues are clarifications of previously issued guidance on FASB Technical Bulletin No. 85-4. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. Application of this issue did not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115.” This statement permits an entity to choose to measure many financial instruments and certain other items at fair value. A business entity will report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. The fair value option 1) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, 2) is irrevocable (unless a new election date occurs) and 3) is applied only to entire instruments and not to portions of instruments. The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of this pronouncement.

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

In June 2007, the FASB issued EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards”. EITF Issue No. 06-11 addresses a company’s recognition of an income tax benefit received on dividends that are (a) paid to employees holding equity-classified non-vested shares, equity-classified non-vested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS No. 123(R). The EITF reached a consensus that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units and outstanding equity share options should be recognized as an increase to additional paid-in-capital. The amount recognized in additional paid-in-capital for the realized income tax benefit from dividends on those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. Unrealized income tax benefits from dividends on equity-classified employee share-based payment awards should be excluded from the pool of excess tax benefits available to absorb potential future tax deficiencies. The accounting treatment of the income tax benefits from these dividends would be applied on a prospective basis. EITF Issue No. 06-11 is effective for fiscal years beginning after December 15, 2007. The company does not expect that EITF Issue No. 06-11 will have a material impact on its financial condition or results of operations.

In February, 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157” which permits a one year delay of the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In June, 2008, the FASB issued FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” This FSP clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The Company is currently evaluating the potential impact of this pronouncement on its consolidated financial statements.

MANAGEMENT’S REPORT ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officer, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made in accordance with authorization of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that, as of September 30, 2008, our internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Fontanella and Babitts CERTIFIED PUBLIC ACCOUNTANTS	534 Union Boulevard Totowa Boro, New Jersey 07512 Tel: (973) 595-5300 Fax: (973) 595-5890

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Roebling Financial Corp, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Roebling Financial Corp, Inc. and Subsidiary, as of September 30, 2008 and 2007, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roebling Financial Corp, Inc. and Subsidiary, at September 30, 2008 and 2007, and the results of their operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 13, the Company changed its method of accounting for Defined Benefit Pension and Other Postretirement Plans and its method of accounting for share-based payments in 2007.

/s/ Fontanella and Babitts

December 19, 2008

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2008	2007

Assets

Cash and due from banks	$2,513,465	$2,582,785
Interest-bearing deposits	3,842,369	877,275

Total cash and cash equivalents	6,355,834	3,460,060

Securities available for sale	32,853,202	34,657,309
Securities held to maturity; approximate fair value of $182,000 (2008) and $243,000 (2007), respectively	180,818	242,058
Loans receivable, net	109,474,175	102,771,656
Real estate owned	305,500	—
Accrued interest receivable	674,952	766,065
Federal Home Loan Bank of New York stock, at cost	445,300	596,000
Premises and equipment	3,362,672	3,611,600
Other assets	1,013,845	902,937

Total assets	$154,666,298	$147,007,685

Liabilities and stockholders' equity

Liabilities

Deposits	$130,574,638	$119,207,507
Borrowed funds	5,000,000	9,500,000
Advances from borrowers for taxes and insurance	443,716	429,485
Other liabilities	1,339,945	1,011,894

Total liabilities	137,358,299	130,148,886

Commitments and contingencies	—	—

Stockholders' equity

Serial preferred stock, par value $.10, authorized 5,000,000 shares, no shares issued	—	—
Common stock; par value $.10; 20,000,000 shares authorized and 1,718,473 shares issued	171,847	171,847
Additional paid-in-capital	10,442,095	10,428,731
Unallocated employee stock ownership plan shares	(465,390)	(542,955)
Unallocated restricted stock plan shares	(93,869)	(131,809)
Deferred compensation obligation	157,609	151,024
Stock purchased for deferred compensation plan	(157,609)	(151,024)
Retained earnings - substantially restricted	7,296,951	6,989,982
Accumulated other comprehensive income (loss):
Unrealized gain (loss) on securities available for sale, net of tax	175,473	(15,338)
Defined benefit plan, net of tax	(219,108)	(41,659)

Total stockholders' equity	17,307,999	16,858,799

Total liabilities and stockholders' equity	$154,666,298	$147,007,685

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended
	September 30,
	2008	2007

Interest income:
Loans receivable	$6,923,074	$6,544,829
Securities	1,628,513	1,326,131
Other interest-earning assets	74,121	103,879

Total interest income	8,625,708	7,974,839

Interest expense:
Deposits	3,142,321	3,159,364
Borrowed funds	308,253	323,985

Total interest expense	3,450,574	3,483,349

Net interest income	5,175,134	4,491,490
Provision for loan losses	277,500	47,000

Net interest income after provision for loan losses	4,897,634	4,444,490

Non-interest income:
Loan fees	65,019	99,161
Account servicing and other	445,157	463,262
Gain on sale of loans	1,793	177

Total non-interest income	511,969	562,600

Non-interest expense:
Compensation and benefits	2,478,691	2,505,057
Occupancy and equipment	627,072	650,316
Service bureau and data processing	501,892	438,556
Federal insurance premiums	93,944	12,692
Real estate and repossessed assets	50,483	—
Other	914,875	810,782

Total non-interest expense	4,666,957	4,417,403

Income before income taxes	742,646	589,687
Income taxes	270,234	250,413

Net income	$472,412	$339,274

Basic earnings per share	$0.28	$0.21

Diluted earnings per share	$0.28	$0.21

Weighted average shares outstanding - basic	1,658,995	1,644,407
Weighted average shares outstanding - diluted	1,662,376	1,653,182

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended
	September 30,
	2008	2007

Net income	$472,412	$339,274

Other comprehensive income (loss):
Unrealized net holding gains on securities available for sale, net of tax of $126,890 and $159,433, respectively	190,811	239,747
Adjustment to minimum pension liability, net of tax of $118,003	(177,449)	—

Comprehensive income	$485,774	$579,021

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

						Common		Accumulated
		Additional	Unallocated	Unallocated	Deferred	Stock for		Other
	Common	Paid-in	ESOP	RSP	Compensation	Deferred	Retained	Comprehensive
	Stock	Capital	Shares	Shares	Obligation	Compensation	Earnings	Income (Loss)	Total

Balance - September 30, 2006	$171,226	$10,354,309	$(620,520)	$(54,331)	$—	$—	$6,814,613	$(255,085)	$16,410,212
Dividends paid on common stock	—	—	—	—	—	—	(163,905)	—	(163,905)
Net income	—	—	—	—	—	—	339,274	—	339,274
Amortization of ESOP shares	—	34,574	77,565	—	—	—	—	—	112,139
Change in unrealized gain (loss) on securities available for sale, net of tax	—	—	—	—	—	—	—	239,747	239,747
Deferred compensation plan	—	—	—	—	151,024	—	—	—	151,024
Common stock acquired for deferred compensation plan	—	—	—		—	(151,024)	—	—	(151,024)
Exercise of stock options	621	21,718	—	—	—	—	—	—	22,339
Common stock acquired by RSP	—	(2,173)	—	(130,260)	—	—	—	—	(132,433)
Allocation of RSP shares	—	(281)	—	52,782	—	—	—	—	52,501
Tax benefit of stock benefit plans	—	20,584	—	—	—	—	—	—	20,584
Adjustment to initially apply FASB Statement No. 158, net of tax	—	—	—	—	—	—	—	(41,659)	(41,659)

Balance - September 30, 2007	171,847	10,428,731	(542,955)	(131,809)	151,024	(151,024)	6,989,982	(56,997)	16,858,799
Dividends paid on common stock	—	—	—	—	—	—	(165,443)	—	(165,443)
Net income	—	—	—	—	—	—	472,412	—	472,412
Amortization of ESOP shares	—	11,147	77,565	—	—	—	—	—	88,712
Change in unrealized gain (loss) on securities available for sale, net of tax	—	—	—	—	—	—	—	190,811	190,811
Deferred compensation plan	—	—	—	—	6,585	—	—	—	6,585
Common stock acquired for deferred compensation plan	—	—	—	—	—	(6,585)	—	—	(6,585)
Allocation of RSP shares	—	(2,346)	—	37,940	—	—	—	—	35,594
Tax benefit of stock benefit plans	—	4,563	—	—	—	—	—	—	4,563
Adjustment to minimum pension liability, net of tax	—	—	—	—	—	—	—	(177,449)	(177,449)

Balance - September 30, 2008	$171,847	$10,442,095	$(465,390)	$(93,869)	$157,609	$(157,609)	$7,296,951	$(43,635)	$17,307,999

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	September 30,
	2008	2007

Cash flows from operating activities:
Net income	$472,412	$339,274
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation	307,147	329,865
Amortization of premiums and discounts, net	(20,340)	(3,378)
Amortization of deferred loan fees and costs, net	(8,853)	(48,235)
Provision for loan losses	277,500	47,000
Provision for loss on repossessed assets	9,439	—
Loss on sale of repossessed assets	16,650	—
Origination of loans held for sale, net of repayments	(1,240,685)	(142,061)
Gain on sale of loans	(1,793)	(177)
Proceeds from sale of loans held for sale	1,242,478	142,238
Increase in other assets	(204,321)	(182,132)
Decrease (increase) in accrued interest receivable	81,678	(119,332)
Increase (decrease) in other liabilities	32,599	(43,617)
Amortization/allocation of ESOP and RSP	124,306	164,640
Increase in deferred compensation stock obligation	6,585	151,024

Net cash provided by operating activities	1,094,802	635,109

Cash flows from investing activities:
Purchase of securities available for sale	(9,227,905)	(17,413,771)
Proceeds from sales of securities available for sale	—	367,083
Proceeds from payments and maturities of securities available for sale	11,370,082	9,998,934
Proceeds from payments and maturities of securities held to maturity	61,212	153,305
Loan disbursements, net of principal repayments	(7,299,617)	(8,843,264)
Proceeds from sale of repossessed assets	63,000	—
Redemption (purchase) of Federal Home Loan Bank Stock	150,700	(20,600)
Purchase of premises and equipment	(58,219)	(108,809)

Net cash used in investing activities	(4,940,747)	(15,867,122)

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

	Year Ended
	September 30,
	2008	2007

Cash flows from financing activities:
Net increase in deposits	11,399,516	15,525,146
Net (decrease) increase in short-term borrowed funds	(2,500,000)	1,200,000
Repayment of long-term borrowed funds	(2,000,000)	(1,000,000)
Increase in advance payments by borrowers for taxes and insurance	14,231	11,705
Dividends paid	(165,443)	(163,905)
Purchase of common shares by RSP	—	(132,433)
Proceeds from exercise of stock options	—	22,339
Purchase of common shares for deferred compensation plan	(6,585)	(151,024)

Net cash provided by financing activities	6,741,719	15,311,828

Net increase in cash and cash equivalents	2,895,774	79,815

Cash and cash equivalents - beginning	3,460,060	3,380,245

Cash and cash equivalents - ending	$6,355,834	$3,460,060

Supplemental Disclosures of Cash Flow Information

Cash paid for:
Interest on deposits and borrowed funds	$3,454,195	$3,478,671

Income taxes	$384,788	$498,316

Transfer of loans to real estate owned	$305,500	$—

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

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Cont’d)

Cash and Cash Equivalents

Cash and cash equivalents include cash, amounts due from depository institutions, and interest-bearing accounts with original maturities of three months or less.

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

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Cont’d)

Loans and Allowance for Loan Losses (Cont’d)

Regardless of the extent of the analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent, but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer’s financial condition or changes in condition, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends, and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans, among other factors. An unallocated allowance is maintained to recognize the existence of these exposures. These other credit risk factors are regularly reviewed and revised by management where conditions indicate that the estimates initially applied are different from actual results.

The Company accounts for its transfers and servicing of financial assets in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 140 revises the standards for accounting for the securitizations and other transfers of financial assets and collateral. Transfers of financial assets for which the Company has surrendered control of the financial assets are accounted for as sales to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Retained interests in a sale or securitization of financial assets are measured at the date of transfer by allocating the previous carrying amount between the assets transferred and based on their relative estimated fair values. The fair values of retained servicing rights and any other retained interests are determined based on the present value of expected future cash flows associated with those interests and by reference to market prices for similar assets. There were no transfers of financial assets to related or affiliated parties. As of September 30, 2008 and 2007, the Company has not recorded mortgage servicing assets due to the immateriality of the amount that would have been capitalized based upon the limited amount of assets serviced by the Company.

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

Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Subsequent valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value less estimated selling cost. Gains and losses from sale of these properties are recognized as they occur. Income from operating properties is recorded in operations as earned.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Cont’d)

Income Taxes

Federal and state income taxes have been provided on the basis of reported income. Deferred income taxes are provided for certain items in income and expense which enter into the determination of income for financial reporting purposes in different periods than for income tax purposes.

Effective October 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”(“FIN48”). The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the year ended September 30, 2008. Our policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the year ended September 30, 2008. The tax years subject to examination by the taxing authorities are the years ended September 30, 2008, 2007, 2006, and 2005.

Accounting for Stock-Based Compensation

Effective October 1, 2006, the Company adopted SFAS No. 123 (revised), “Share-Based Payment”, issued by the FASB. SFAS No. 123 (revised) requires compensation costs related to share-based payments transactions to be recognized in the financial statements over the period the employee provides service in exchange for the reward. Prior to adopting SFAS No. 123 (revised), the Company measured the compensation cost of its stock compensation plans using the “intrinsic value based method” specified in Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”.

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

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Cont’d)

Earnings Per Share (Cont’d)

The following is a summary of the Company’s earnings per share calculations:

	Year Ended
	September 30,
	2008	2007

Net income	$472,412	$339,274

Weighted average common shares outstanding for computation of basic EPS (1)	1,658,995	1,644,407

Common-equivalent shares due to the dilutive effect of stock options and RSP awards	3,381	8,775

Weighted-average common shares for computation of diluted EPS	1,662,376	1,653,182

Earnings per common share:
Basic	$0.28	$0.21
Diluted	$0.28	$0.21

(1) Excludes unallocated ESOP shares

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

2. SECURITIES AVAILABLE FOR SALE

	September 30, 2008
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Investment Securities
U.S. Government and Agency Securities:
Due within one year	$2,735,000	$3,125	$228	$2,737,897
Due after one year through five years	8,500,000	116,919	—	8,616,919
Due after five years through ten years	2,250,000	35,168	—	2,285,168
Marketable Equity Securities	2,888	—	2,276	612

Mortgage-backed Securities:
GNMA	234,200	2,321	—	236,521
FHLMC	11,053,924	72,592	16,024	11,110,492
FNMA	7,785,026	90,925	10,358	7,865,593

	$32,561,038	$321,050	$28,886	$32,853,202

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SECURITIES AVAILABLE FOR SALE(Cont’d)

	September 30, 2007
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Investment Securities
U.S. Government and Agency Securities:
Due within one year	$7,499,005	$—	$50,497	$7,448,508
Due after one year through five years	9,500,000	64,456	32,443	9,532,013
Due after five years through ten years	3,000,000	15,472	2,580	3,012,892
Marketable Equity Securities	2,888	21,436	—	24,324

Mortgage-backed Securities:
GNMA	335,822	2,581	—	338,403
FHLMC	8,968,307	9,979	43,957	8,934,329
FNMA	5,376,825	28,736	38,721	5,366,840

	$34,682,847	$142,660	$168,198	$34,657,309

Securities available for sale with a carrying value of approximately $3,305,000 and $753,000, as of September 30, 2008 and 2007, respectively, are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act (GUDPA). Securities with a carrying value of approximately $15,571,000 and $13,973,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2008 and 2007, respectively. In addition, securities with a carrying value of approximately $755,000 and $494,000 are pledged as collateral to the Federal Reserve Bank as of September 30, 2008 and 2007, respectively.

There were no sales of investment securities or mortgage-backed securities during the year ended September 30, 2008. During the year ended September 30, 2007, proceeds from the sale of securities available for sale totaled approximately $367,000, with no gain or loss on sale.

Provided below is a summary of securities available for sale which were in an unrealized loss position at September 30, 2008 and 2007. Approximately $5,000 or 18% and $134,000 or 80% of the unrealized loss, as of September 30, 2008 and 2007, respectively, was comprised of securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, the Company believes the deterioration in value is attributable to changes in market interest rates and not credit quality of the issuer.

	September 30, 2008
	Under One Year		One Year or More
		Gross		Gross
	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Loss	Fair Value	Loss

U.S. Government and Agency Securities	$734,772	$228	$—	$—

Marketable Equity Securities	612	2,276	—	—

Mortgage-backed Securities:
FHLMC	2,509,247	13,471	370,322	2,553
FNMA	992,994	7,827	949,091	2,531

Total available for sale	$4,237,625	$23,802	$1,319,413	$5,084

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SECURITIES AVAILABLE FOR SALE(Cont’d)

	September 30, 2007
	Under One Year		One Year or More
		Gross		Gross
	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Loss	Fair Value	Loss

U.S. Government and Agency Securities	$747,420	$2,580	$11,666,065	$82,940

Mortgage-backed Securities:
FHLMC	5,105,316	24,380	894,513	19,577
FNMA	1,369,355	6,843	1,349,746	31,878

Total available for sale	$7,222,091	$33,803	$13,910,324	$134,395

3. SECURITIES HELD TO MATURITY

	September 30, 2008
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Mortgage-backed Securities:
GNMA	$26,419	$377	$—	$26,796
FHLMC	76,798	2,044	—	78,842
FNMA	77,601	358	1,437	76,522

	$180,818	$2,779	$1,437	$182,160

	September 30, 2007
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Mortgage-backed Securities:
CMO	$8,196	$32	$12	$8,216
GNMA	36,386	366	—	36,752
FHLMC	90,161	1,489	—	91,650
NMA	107,315	69	1,296	106,088

	$242,058	$1,956	$1,308	$242,706

Securities held to maturity with a carrying value of approximately $19,000 and $26,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2008 and 2007, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS RECEIVABLE, NET

	September 30,
	2008	2007

Mortgage loans:
One-to-four family residential	$47,722,631	$43,806,047
Multi-family residential	3,849,021	3,868,450
Commercial real estate	20,001,742	15,495,886
Construction and land	12,715,325	15,017,093

	84,288,719	78,187,476

Consumer and other loans:
Home equity	27,867,147	27,628,486
Other consumer	264,981	265,429
Commercial	2,294,122	2,266,921

	30,426,250	30,160,836

Total loans	114,714,969	108,348,312

Less:
Loans in process	4,298,915	4,868,201
Net deferred loan origination fees (costs)	(13,808)	(41,281)
Allowance for loan losses	955,687	749,736

	5,240,794	5,576,656

	$109,474,175	$102,771,656

At September 30, 2008 and 2007, non-accrual loans for which interest had been discontinued totaled approximately $922,000 and $430,000, respectively. Interest income actually recognized on non-accrual loans totaled approximately $25,800 and $700 for the years ended September 30, 2008 and 2007, respectively. Additional interest income that would have been recognized, had the loans been current and performing in accordance with the original terms of their contracts, totaled approximately $57,800 and $38,100 for the years ended September 30, 2008 and 2007, respectively.

At September 30, 2008, one loan with an outstanding balance of $392,000 was identified as impaired, and a specific loan loss allowance of $44,000 has been recorded. The average balance outstanding during the year ended September 30, 2008 was $391,000 and $3,000 of interest income was recorded. There were no other impaired loans at or for the year ended September 30, 2008, and none outstanding in fiscal 2007.

Activity in the allowance for loan losses is summarized as follows:

	Year Ended
	September 30,
	2008	2007

Balance - beginning	$749,736	$703,236
Provision charged to income	277,500	47,000
Charge offs	(71,549)	(500)

Balance - ending	$955,687	$749,736

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS RECEIVABLE, NET(Cont’d)

The activity with respect to loans to directors, officers and associates of such persons is as follows:

	Year Ended
	September 30,
	2008	2007

Balance - beginning	$763,857	$915,324
Loan disbursements	56,682	148,169
Collection of principal	(65,577)	(299,636)

Balance - ending	$754,962	$763,857

5. ACCRUED INTEREST RECEIVABLE

	September 30,
	2008	2007

Loans receivable	$416,340	$458,750
Mortgage-backed securities	83,381	66,379
Investment securities	175,231	240,936

	$674,952	$766,065

6. PREMISES AND EQUIPMENT

	September 30,
	2008	2007

Land	$1,428,056	$1,427,120
Buildings and improvements	2,612,355	2,611,170
Furniture, fixtures and equipment	1,105,711	1,049,613

	5,146,122	5,087,903

Less accumulated depreciation	1,783,450	1,476,303

	$3,362,672	$3,611,600

Useful lives generally used in the calculation of depreciation are as follows:

Buildings	25 to 50 years
Paving and other building related additions	5 to 10 years
Furniture and equipment	3 to 10 years

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows:

	September 30,
	2008	2007

Mortgage loan portfolios
serviced for:
FNMA	$7,119,220	$6,730,790
Other	553,056	485,813

	$7,672,276	$7,216,603

Custodial escrow balances maintained in connection with loan servicing totaled approximately $97,000 and $92,000, at September 30, 2008 and 2007, respectively.

8. DEPOSITS

	September 30,
	2008		2007
	Weighted		Weighted
	Average		Average
	Rate	Amount	Rate	Amount

Non-interest-bearing deposits	0.00%	$18,628,487	0.00%	$16,156,475
Interest-bearing checking accounts	0.26%	8,123,986	0.29%	7,768,595
Money market accounts	1.49%	16,522,343	3.49%	14,298,266
Savings accounts	0.63%	16,536,409	0.60%	16,545,758
Certificates of deposits	3.56%	70,763,413	4.80%	64,438,413

Total deposits	2.21%	$130,574,638	3.11%	$119,207,507

Deposit accounts with balances of $100,000 or more totaled approximately $36,025,000 and $32,499,000 at September 30, 2008 and 2007, respectively.

Scheduled maturities of certificates of deposit are as follows (in thousands):

	September 30,
	2008	2007

1 year or less	$44,421	$54,698
Over 1 year to 3 years	20,191	6,216
Over 3 years	6,151	3,524

	$70,763	$64,438

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. DEPOSITS(Cont’d)

Interest expense on deposits is summarized as follows:

	Year Ended
	September 30,
	2008	2007

Interest-bearing checking accounts	$21,109	$23,899
Money market accounts	406,438	421,673
Savings accounts	101,345	104,017
Certificates of deposit	2,613,429	2,609,775

Total	$3,142,321	$3,159,364

9. BORROWED FUNDS

The Company has available overnight lines of credit and a one-month overnight repricing line of credit with the Federal Home Loan Bank of New York (“FHLB”), totaling $26.6 million and $22.9 million at September 30, 2008 and 2007, respectively, subject to the terms and conditions of the lender’s overnight advance program. There were no borrowings under this program as of September 30, 2008. As of September 30, 2007, the Company had a $2.5 million balance in the overnight line of credit at a rate of 5.24%.

At September 30, 2008 and 2007, fixed rate advances have contractual maturities as follows:

	September 30, 2008		September 30, 2007
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate

Due by September 30,

2008	$-	-	$2,000,000	3.98%
2009	1,000,000	4.41%	1,000,000	4.41%
2010	4,000,000	4.43%	4,000,000	4.43%

	$5,000,000	4.43%	$7,000,000	4.30%

At September 30, 2008 and 2007, the FHLB borrowings were secured by pledges of the Company’s investment in the capital stock of the FHLB totaling $445,300 and $596,000 and mortgage-backed and other securities with a carrying value of approximately $15.6 million and $14.0 million, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was therefore, prior to September 30, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments. Retained earnings, at September 30, 2008 and 2007, include approximately $306,000 of such bad debt, which, in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” is considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are summarized as follows:

	Year Ended
	September 30,
	2008	2007

Current tax expense:
Federal	$331,601	$387,262
State	101,390	119,932

	432,991	507,194

Deferred tax expense (benefit):
Federal	(135,005)	(195,036)
State	(27,752)	(61,745)

	(162,757)	(256,781)

	$270,234	$250,413

The provision for income taxes differs from that computed at the federal statutory rate of 34% as follows:

	Year Ended
	September 30,
	2008	2007

Tax at federal statutory rates	$252,499	$200,494

Increase in tax resulting from:
State taxes, net of federal tax effect	48,602	38,403
Other items	(30,867)	11,516

	$270,234	$250,413

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES (Cont’d)

The following temporary differences gave rise to deferred tax assets and liabilities:

	September 30,
	2008	2007
Deferred tax assets:
Allowance for loan losses	$364,004	$299,444
Net unrealized loss on securities available for sale	—	10,200
Depreciation	36,340	—
Accrual to cash adjustments, net	223,043	176,653
Pension funding status	145,707	27,704

Total deferred tax assets	769,094	514,001

Deferred tax liabilities:
Net unrealized gain on securities available for sale	116,690	—
Depreciation	—	11,898
Deferred loan origination costs	80,030	81,969
Discounts on investments	—	1,630

Total deferred tax liabilities	196,720	95,497

Net deferred tax asset included in other assets	$572,374	$418,504

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company has approved lines of credit unused but accessible to borrowers totaling $14.8 million and $11.9 million, at September 30, 2008 and 2007, respectively.

At September 30, 2008 and 2007, the Company had $9.8 million and $9.2 million in outstanding commitments to fund loans and $433,000 and $235,000 in outstanding commercial letters of credit, respectively. There were no outstanding commitments to sell loans or to purchase investment securities at September 30, 2008 or 2007.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of tangible and core capital (as defined in the regulations) to total assets and of total risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of September 30, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

The following table presents a reconciliation of capital per GAAP and regulatory capital at the dates indicated (in thousands):

	September 30,
	2008	2007

GAAP capital	$13,179	$12,428
Add (subtract):
Unrealized (gain) loss
on securities available for sale	(175)	15
Adjustment to record funded status of pension	219	—

Core and tangible capital	13,223	12,443
Add:
General allowance for loan losses	912	750
Unrealized gains on equity securities
available for sale	—	10

Total risk-based capital	$14,135	$13,203

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. REGULATORY CAPITAL(Cont’d)

The Bank’s actual capital amounts and ratios are presented in the following table:

					To be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of September 30, 2008
Tangible capital	$13,223	8.57%	$2,316	1.50%	N/A	-
Tier 1 (core) capital	13,223	8.57%	6,175	4.00%	7,719	5.00%
Risk-based capital:
Tier 1	13,223	13.09%	4,041	4.00%	6,061	6.00%
Total	14,135	13.99%	8,081	8.00%	10,101	10.00%

As of September 30, 2007
Tangible capital	$12,443	8.46%	$2,205	1.50%	N/A	-
Tier 1 (core) capital	12,443	8.46%	5,881	4.00%	$7,352	5.00%
Risk-based capital:
Tier 1	12,443	13.32%	3,736	4.00%	5,604	6.00%
Total	13,203	14.14%	7,472	8.00%	9,340	10.00%

As of September 30, 2008, the Bank met all regulatory requirements for classification as a well-capitalized institution.

13. BENEFIT PLANS

Deferred Compensation Plan

The Company maintains a deferred compensation plan for both the directors and employees.

The directors’ arrangement is an individual contract between the Company and each participating director and can be terminated at any time. Directors may participate at their own discretion. The Company may secure the deferred compensation agreement by purchasing an investment grade life insurance contract on each participating director. The Company is the owner and beneficiary of each contract. The use of the investment grade insurance contracts as the funding source of the program allows the Company to take advantage of preferential tax treatment provided to insurance contracts qualified under IRS Sections 101 and 7702. Alternatively, amounts deferred may be invested in common stock of the Company or credited with an earnings rate of one percent over prime.

The employees’ arrangement meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code. Employees generally become eligible when they have attained age 21 and have one year of service. Each participant may elect to have his compensation reduced by up to the maximum amount allowed by law. The reduction is contributed to the plan. During 2008 and 2007, the Company contributed 100% of the first 3% of participants’ contributions and 50% of the next 2%, for a maximum match of 4%. All participants become 100% vested upon entering the plan. Contributions to the plan by the Company totaled approximately $44,200 and $36,600 for the years ended September 30, 2008 and 2007, respectively.

Directors Consultation and Retirement Plan

The Company maintains a Directors Consultation and Retirement Plan (“DRP”) to provide retirement benefits to directors of the Company who are not officers or employees (“Outside Directors”). Any director who has served as an Outside Director shall be a participant in the DRP, and payments under the DRP commence once the Outside Director retires as a director of the Company. The DRP provides a retirement benefit based on the number of years of service

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. BENEFIT PLANS (Cont’d)

Directors Consultation and Retirement Plan (Cont’d)

to the Company. Outside Directors who have completed not less than 12 years of service shall receive a benefit equal to (50%) + 2.889% times the number of years of service in excess of 12, multiplied by the average monthly board fee in effect at the time of retirement. The maximum benefit shall be 85% of such monthly board fee. Benefits shall be paid for a maximum of 120 months to the retired directors, a surviving spouse, or the director’s estate. The DRP was amended in 2008 to increase the payment period to 120 months from 84 months. The DRP is an unfunded nonqualified pension plan, which is not anticipated to ever hold assets for investment. Any contributions made to the DRP will be used to immediately pay DRP benefits as they come due. The Company does not expect to make any contributions to the DRP in fiscal 2009.

In September, 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of FASB Statement Nos. 87, 88, 106, and 132(R). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status through comprehensive income in the year in which the changes occur. The Company adopted this provision of the Statement as of September 30, 2007. SFAS No. 158 also requires employers to measure the funded status of plans as of the date of its year-end statement of financial position. The Company currently uses a measurement date of July 1. This requirement is effective for the year ended September 30, 2009.

The following table summarizes changes in the DRP’s projected benefit obligation, assets and funded status:

	At or for the Year Ending
	September 30,
	2008	2007

Change in benefit obligation:

Benefit obligation at beginning of year	$374,435	$353,781
Service cost	14,400	15,456
Interest cost	28,638	23,436
Actuarial loss (gain)	197,618	(18,238)
Annuity payments	—	—
Plan amendments	115,648	—

Benefit obligation at end of year	730,739	374,435

Change in plan assets:

Market value of assets - beginning	—	—
Employer contributions	—	—
Annuity payments	—	—

Market value of assets - ending	—	—

Funded status and accrued plan cost
included in other liabilities	$(730,739)	$(374,435)

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. BENEFIT PLANS (Cont’d)

Directors Consultation and Retirement Plan (Cont’d)

Amounts recognized in accumulated other comprehensive loss in the statements of financial condition:

	September 30,
	2008	2007

Net loss	$235,387	$37,791
Prior service cost	129,428	31,572

	$364,815	$69,363

Pension benefits expected to be paid for the fiscal years ending September 30 are $0 in 2009, $9,478 in 2010, $33,488 in 2011, $40,729 in 2012, $58,668 in 2013 and a total of $455,229 in 2014-2018. These amounts are based on the same assumptions used to measure the benefit obligation at September 30, 2008 and include estimated future service.

	Year Ended
	September 30,
	2008	2007
Components of net periodic plan cost:
Service cost	$14,400	$15,456
Interest cost	28,638	23,436
Amortization of unrecognized loss	22	2,700
Amortization of unrecognized past service liability	17,792	10,808

Net periodic plan cost included in
compensation and benefits	60,852	52,400

Changes in benefit obligation recognized in other
comprehensive loss:
Net loss	197,618
Prior service cost	115,648
Amortization of loss	(22)
Amortization of prior service cost	(17,792)

Benefit obligation recognized in other
comprehensive loss	295,452

Total recognized in net periodic plan cost
and other comprehensive loss	$356,304	$52,400

For the year ended September 30, 2009, $19,964 of net loss and $24,776 of prior service cost included in other comprehensive loss is expected to be recognized as a component of net periodic pension cost.

A discount rate of 7.00% and 6.625% and rates of increase in future compensation levels of 4.50% and 5.00% were assumed in the plan valuation for the years ended September 30, 2008 and 2007, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. BENEFIT PLANS(Cont’d)

Stock Option Plan

The Company has stock option plans (“Plans”) which authorize the issuance of up to 168,746 shares upon the exercise of stock options that may be awarded to officers, directors, key employees, and other persons providing services to the Company. Shares issued on the exercise of options may be authorized but unissued shares, treasury shares or shares acquired on the open market. The options granted under the Plans constitute either Incentive Stock Options or Non-Incentive Stock Options. The options are granted at an exercise price equal to the fair market value of the Company’s common stock on the date of grant and expire not more than 10 years after the date of grant. At September 30, 2008, there were 25,220 shares remaining for future option awards.

The following table summarizes activity under the Plans for the years ended September 30, 2008 and 2007:

	Year Ended September 30,
	2008		2007
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Outstanding at beginning of period	117,656	$10.977	125,870	$10.641
Granted	—	—	—	—
Exercised	—	—	(6,214)	3.595
Forfeited	(5,200)	12.725	(2,000)	12.725

Outstanding at end of period	112,456	$10.896	117,656	$10.977

Options exercisable at period end	112,456		117,656

The following table summarizes all stock options outstanding as of September 30, 2008, all of which are exercisable:

		Weighted Average
Exercise	Number	Remaining
Price	of Shares	Contractual Life
$3.595	6,214	.4 years
10.000	54,642	7.3 years
12.725	51,600	7.9 years

$10.896	112,456	7.2 years

On October 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised), (“SFAS 123(R)”), Share-Based Payment. SFAS 123(R) replaces SFAS No. 123 and supersedes APB 25, Accounting for Stock Issued to Employees. Under SFAS 123(R), compensation cost is recognized prospectively for new and modified awards over the related vesting period of such awards. Results for prior periods have not been restated. Prior to October 1, 2006, the Company accounted for these Plans under the recognition and measurement principles of APB 25 and related interpretations using the intrinsic value method. In accordance with APB 25, no compensation cost related to these plans was reflected in net income prior to fiscal 2007, as all options granted under the Plans had an exercise price equal to the market value of the underlying common stock on the grant date. No stock option expense was recorded in fiscal 2008 or 2007 because all options were fully vested prior to fiscal 2007.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. BENEFIT PLANS (Cont’d)

Restricted Stock Plan

The Company has restricted stock plans (“Plans”) which provide for the award of shares of restricted stock to directors, officers and employees. The Plans provide for the purchase of 67,496 shares of common stock in the open market to fund such awards. All of the Common Stock to be purchased by the Plans is purchased at the fair market value on the date of purchase. Awards under the Plans are made in recognition of expected future services to the Company by its directors, officers, and key employees responsible for implementation of the policies adopted by the Company’s Board of Directors and as a means of providing a further retention incentive. Compensation expense on Plan shares is recognized over the vesting periods based on the market value of the stock on the date of grant. Recipients of awards receive compensation payments equal to dividends paid prior to the date of vesting within 30 days of each dividend payment date. As of September 30, 2008, there were 26,660 shares remaining for future awards. Compensation expense for the Plans was approximately $41,000 and $61,000 for the years ended September 30, 2008 and 2007, respectively, resulting in a tax benefit of $16,000 and $24,000, respectively.

The following table summarizes changes in nonvested shares:

	Year Ended September 30,
	2008		2007
		Weighted		Weighted
		Average		Average
	Number	Grant Date	Number	Grant Date
	of Shares	Fair Value	of Shares	Fair Value

Nonvested share awards at
beginning of period	8,011	$10.494	11,306	$9.936
Granted	3,634	11.000	2,240	12.500
Vested	(6,266)	10.262	(5,535)	10.166
Forfeited	(90)	12.500	-	-

Nonvested share awards at
end of period	5,289	$11.082	8,011	$10.494

For the years ended September 30, 2008 and 2007, 3,634 and 2,240 shares were awarded with a grant date fair value of $11.00 and $12.50 per share, respectively. The awards vest 20% on the date of grant and 20% each of the next four years. As of September 30, 2008, there is $43,000 of unrecognized Plan compensation expense, which will be recognized over a weighted average period of 1.9 years.

Employee Stock Ownership Plan

Effective upon the consummation of the Bank’s initial stock offering, an Employee Stock Ownership Plan (“ESOP”) was established for all eligible employees who have completed a twelve-month period of employment with the Bank and at least 1,000 hours of service, and have attained the age of 21. The ESOP used $156,800 in proceeds from a term loan to purchase 62,149 shares of Bank common stock during the stock offering. In fiscal 2004, the ESOP purchased 72,861 shares of common stock in the second-step conversion with the proceeds of a $776,000 loan from the Company, which has a 10-year term and an interest rate of 4.75%. $47,000 of the proceeds were used to payoff the prior outstanding debt.

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

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. BENEFIT PLANS (Cont’d)

Employee Stock Ownership Plan (Cont’d)

The ESOP is accounted for in accordance with Statement of Position 93-6, “Accounting for Employee Stock Ownership Plans,” which was issued by the American Institute of Certified Public Accountants in November 1993. Accordingly, the ESOP shares pledged as collateral are reported as unallocated ESOP shares in the statements of financial condition. As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $89,000 and $112,000 for the years ended September 30, 2008 and 2007, respectively.

The ESOP shares are as follows:

	Year Ended
	September 30,
	2008	2007

Allocated shares	66,244	57,094
Shares committed to be released	—	—
Unreleased shares	54,903	64,053

Total ESOP shares	121,147	121,147

Fair value of unreleased shares	$491,382	$803,865

Employment Agreements

The Bank has entered into employment agreements (the “Agreements”) with its Chief Executive Officer and Chief Financial Officer, each for a one-year term subject to an annual extension for an additional year on each anniversary date. Under the Agreements, their employment may be terminated by the Bank with or without “just cause” as defined in the Agreement. If the Bank terminates their employment without just cause, they will be entitled to a continuation of salary from the date of termination through the remaining term of Agreement, but in no event for a period of less than six months thereafter. The Agreements also provide for payments in the event of termination of employment in connection with a change in control.

Directors Change in Control Severance Plan

On May 8, 2008 the Company adopted a Directors Change in Control Severance Plan (the “Plan”) for non-employee members of the Board of Directors. The Plan provides for a severance benefit payment to directors upon their termination of service as a director following a change in control or within two years thereafter.

14. FAIR VALUES OF FINANCIAL INSTRUMENTS

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

14. FAIR VALUES OF FINANCIAL INSTRUMENTS(Cont’d)

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

Deposit Liabilities

The fair value of demand deposits, savings deposits and money market accounts are the amounts payable on demand. The fair values of certificates of deposit are based on the discounted value of contractual cash flows. The discount rate was estimated using the rate currently offered for deposits of similar remaining maturities.

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

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FAIR VALUES OF FINANCIAL INSTRUMENTS(Cont’d)

Off-Balance-Sheet Instruments (Cont’d)

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

	September 30, 2008		September 30, 2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets

Cash and cash equivalents	$6,356	$6,356	$3,460	$3,460
Securities available for sale	32,853	32,853	34,657	34,657
Securities held to maturity	181	182	242	243
Loans receivable	109,474	110,230	102,772	102,010
Accrued interest receivable	675	675	766	766
FHLB stock	445	445	596	596

Financial Liabilities

Deposits	130,575	131,647	119,208	119,352
Borrowed funds	5,000	5,052	9,500	9,464

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

15. RECENT ACCOUNTING PRONOUNCEMENTS

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

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. RECENT ACCOUNTING PRONOUNCEMENTS(Cont’d)

In September 2006, the FASB issued Emerging Issues Task Force (“EITF”) Issue No.06-5, “Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance.” The scope of EITF 06-5 consists of various issues relating to accounting for life insurance policies purchased by entities protecting against the loss of “key persons.” Those issues are clarifications of previously issued guidance on FASB Technical Bulletin No. 85-4. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. Application of this issue did not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115.” This statement permits an entity to choose to measure many financial instruments and certain other items at fair value. A business entity will report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. The fair value option 1) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, 2) is irrevocable (unless a new election date occurs) and 3) is applied only to entire instruments and not to portions of instruments. The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of this pronouncement.

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

In February, 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157” which permits a one year delay of the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annual).

In June, 2008, the FASB issued FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” This FSP clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The Company is currently evaluating the potential impact of this pronouncement on its consolidated financial statements.

ROEBLING FINANCIAL CORP, INC.
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

John J. Ferry, Chairman of the Board of Directors

President, John J. Ferry Enterprises, Inc.

John A. LaVecchia, Director and Vice Chairman

Senior Sales Consultant, Colonial Auto Complex

Frank J. Travea, III, President and Chief Executive Officer

Janice A. Summers, Senior Vice President, Chief Operating Officer and

Chief Financial Officer

Mark V. Dimon, Director and Treasurer

Sole Proprietor, Dimon Oil Corp.

Joan K. Geary, Director and Secretary

President, Keating Realty Company

George N. Nyikita, Director

Manager of Corporate Development, Pennoni Associates

Robert R. Semptimphelter, Sr., Director

Principal, Farnsworth & Semptimphelter, LLC

ROEBLING BANK OFFICERS

Frank J. Travea, III, President and CEO

Janice A. Summers, Senior Vice President, COO and CFO

John W. Clawges, Senior Vice President and Senior Lending Officer

Bonnie L. Horner, Vice President, Consumer Lending

John C. Lauricella, Vice President and Commercial Loan Officer

Donna M. Rinaldi, Assistant Vice President and Human Resource Director

ROEBLING BANK OFFICES

Route 130 South and Delaware Avenue, Roebling, New Jersey

34 Main Street, Roebling, New Jersey

8 Jacobstown Road, New Egypt, New Jersey

3104 Bridgeboro Road, Delran, New Jersey

1934 Route 541, Westampton, New Jersey (Banking and Administrative Center)

CORPORATE OFFICE Route 130 South and Delaware Avenue Roebling, New Jersey 08554	TRANSFER AGENT Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016

INDEPENDENT AUDITORS Fontanella and Babitts 534 Union Boulevard Totowa, New Jersey 07512	SPECIAL COUNSEL Malizia Spidi & Fisch, PC 901 New York Avenue, N.W., Suite 210 East Washington, D.C. 20001

Our Annual Report for the year ended September 30, 2008 as filed with the Securities & Exchange Commission on Form 10-K, including exhibits, is available without charge upon written request. For a copy of the Form 10-K, please contact Frank J. Travea, III at our Corporate Office. The Annual Meeting of Stockholders will be held on January 26, 2009 at 11:00 a.m. at Bung’s Tavern, 2031 Route 130 South, Burlington, New Jersey.