Form 10-K, Exhibit 13
period 2010-09-30
Roebling Financial Corp, Inc.
filed 2010-12-23
CIK 1293283

2010
ANNUAL
REPORT

ROEBLING FINANCIAL CORP, INC.
2010 Annual Report

TABLE OF CONTENTS

President's Message	1

Corporate Profile and Stock Market Information	2

Selected Consolidated Financial Information	3

Management's Discussion and Analysis of
Financial Condition and Results of Operations	4

Management’s Report on Internal Control Over Financial Reporting	16

Report of Independent Registered Public Accounting Firm	17

Consolidated Financial Statements	18

Notes to Consolidated Financial Statements	24

Office Locations and Other Corporate Information	49

To our Shareholders and Customers:

The challenges of the economy have continued for the past two years. While we have had record-setting low interest rates, the effects of the decline of the housing market along with high unemployment and higher than normal delinquency remain the main focus of your management team’s attention.

The net loss of $225,000 reported for the fiscal year is significantly less than the prior year loss of $1.4 million, primarily due to a $2.1 million reduction in the provision for loan losses.  In accordance with our plan, we have systematically reduced the higher-risk commercial loan portfolio and replaced some of those assets with owner-occupied home loans. Although our non-performing assets have decreased, they are still at an elevated level.

Along with this transition, we have experienced a slight shift in our deposit balances, to core deposits from higher-cost certificates of deposit.  At September 30, 2010, we reported total assets of $166.8 million, total deposits of $138.8 million, net loans of $112.0 million and stockholders equity of $16.1 million.  The Bank remains “well capitalized” with a Tier I capital ratio of 8.24% and total risk-based capital ratio of 14.90%.

We continue to monitor the expenses of the bank, as well as maintain the cost-control measures which began last year. The focus of your management team continues to be the improvement of asset quality and management of the loan portfolio.  While we have enhanced our credit risk management, when possible we continue to work with borrowers who have demonstrated repayment issues in these tough times.

Your Company is mindful of the credit needs in the communities we serve and is committed to maintaining our credit quality yet still providing the loans required by our customers.

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

We currently conduct our business through Roebling Bank (the “Bank”) with five full service offices located in Roebling, New Egypt, Westampton and Delran, New Jersey and an administrative center also located in Westampton, New Jersey.  We offer a broad range of deposit and loan products to individuals, families and small businesses in our market area.  At September 30, 2010, we had consolidated assets of $166.8 million, deposits of $138.8 million, and stockholders' equity of $16.1 million.

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

Quarter Ended	High	Low	Dividends

September 30, 2010	$ 4.20	$ 4.05	-
June 30, 2010	5.00	3.75	-
March 31, 2010	4.00	3.50	-
December 31, 2009	6.00	4.00	-
September 30, 2009	5.50	3.80	-
June 30, 2009	6.00	5.50	-
March 31, 2009	8.00	4.75	-
December 31, 2008	8.95	4.80	$.10

As of September 30, 2010 there were 1,686,527 shares of our common stock outstanding and approximately 499 holders of record.  This number does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms.  The Company’s most recent dividend was paid in December, 2008.  In order to conserve capital, however, the Board of Directors determined not to pay a dividend in the 2010 fiscal year and we do not anticipate paying a dividend in the 2011 fiscal year.  The payment of future dividends will be subject to the periodic review of the financial condition, results of operations and capital requirements of the Company and Bank.

Selected Consolidated Financial Information

	At or for the Year Ended September 30,
	2010	2009	2008
	(Dollars in thousands, except per share data)
Selected Balance Sheet Data:
Assets	$ 166,758	$ 172,346	$ 154,666
Loans receivable, net	111,967	118,428	109,474
Securities	40,720	41,566	33,034
Deposits	138,769	141,218	130,575
Borrowed funds	10,000	13,000	5,000
Shareholders' equity	16,116	16,267	17,308
Selected Results of Operations:
Interest income	7,744	8,580	8,626
Interest expense	2,276	3,149	3,451
Net interest income	5,467	5,431	5,175
Provision for loan losses	1,100	3,245	278
Non-interest income	512	698	512
Non-interest expense	5,305	5,228	4,667
Net income (loss)	(225)	(1,385)	472
Per Share Data:
Earnings (loss) per share - basic	(0.14)	(0.84)	0.28
Earnings (loss) per share - diluted	(0.14)	(0.84)	0.28
Book value per share	9.56	9.65	10.07
Weighted average basic shares outstanding	1,645,350	1,656,166	1,658,995
Weighted average diluted shares outstanding	1,645,350	1,656,166	1,662,376
Performance Ratios:
Return on average assets	(0.14)%	(0.83)%	0.32%
Return on average equity	(1.38)	(7.88)	2.74
Net interest rate spread	3.18	2.92	2.99
Net interest margin	3.50	3.37	3.61
Efficiency ratio	88.73	87.30	82.06
Dividend payout ratio	-	(0.12)	0.36
Average interest-earning assets to average
interest-bearing liabilities	121.63	123.14	125.99
Asset Quality Ratios:
Non-performing loans to total assets	2.95	3.98	0.60
Non-performing loans to total loans, net	4.26	5.66	0.83
Net charge-offs to average loans	0.70	1.10	0.07
Allowance for loan losses to total loans at period end	2.79	2.41	0.87
Allowance for loan losses to non-performing loans
at period end	65.32	42.54	103.66
Capital Ratios:
Average equity to average assets	9.84	10.47	11.50
Equity to assets at period end	9.66	9.44	11.19

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements.  When used in this discussion, the words “intends”, "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements.  Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected.  Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses, new legislation and regulations and general economic conditions.  We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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

While we believe that we use the best information available to perform our loan loss allowance analysis, adjustments to the allowance in the future may be necessary.  Changes in underlying estimates could result in the requirement for additional provisions for loan losses.  For example, a rise in delinquency rates may cause us to increase the reserve percentages we apply to loan groups for purposes of calculating general allocations, or may require additional specific allocations for impaired loans.  In addition, actual loan losses may be significantly more than the reserves we have established.  Each of these scenarios would require additional provisions, which could have a material negative effect on our financial results.  The ratio of the allowance for loan losses to total loans outstanding was 2.79% and 2.41% at September 30, 2010 and 2009, respectively.  A 25% increase in this ratio would have increased the allowance by $802,000 and $730,000 at September 30, 2010 and 2009, respectively.

Business Strategy

Our business strategy has been to operate as a well-capitalized independent financial institution dedicated to providing convenient access and quality service at competitive prices.  Historically, we have sought to implement this strategy by maintaining a substantial part of our assets in loans secured by one-to-four family residential real estate located in our market area and home equity and consumer loans.  In recent years, we had diversified our portfolio to include a higher percentage of commercial real estate, multifamily and construction loans, which are generally secured by properties in our market area.  Under the Supervisory Agreement with the Office of Thrift Supervision (“OTS”), the Bank may generally not make new commercial loans without non-objection from the OTS.  We continue to emphasize a variety of deposit and loan products, with the latter consisting primarily of one-to-four family mortgages and home equity loans.  We have grown our branch network, which has expanded our geographic reach, and may consider the acquisition of other financial institutions or branches.

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

 Exposure to interest rate risk is closely monitored by our management.  Our objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments.  In addition to various analyses, we use the Office of Thrift Supervision (“OTS”) Net Portfolio Value ("NPV") Model, which calculates changes in net portfolio value, to monitor our exposure to interest rate risk.  NPV is equal to the estimated present value of assets minus the present value of liabilities plus the net present value of off-balance-sheet contracts.  The Interest Rate Risk Exposure Report shows the degree to which balance sheet line items and net portfolio value are potentially affected by a 100 to 300 basis point (1/100th of a percentage point) upward and downward parallel shift (shock) in the Treasury yield curve.

The following table represents our Net Portfolio Value calculations at September 30, 2010.  This data was calculated by the OTS, based upon information we provided to them.

					NPV as % of Present
		Net Portfolio Value			Value of Assets
Change		Estimated			NPV
in Rate		Amount	Change	% Change	Ratio (1)	Change (2)
		($ in thousands)

+300	bp	$16,239	$(4,095)	(20%)	9.60%	-197	bp
+200	bp	18,287	(2,047)	(10%)	10.63%	-94	bp
+100	bp	19,697	(637)	(3%)	10.63%	-26	bp
+50	bp	20,002	(332)	(2%)	10.63%	-14	bp
0	bp	20,334			10.63%
-50	bp	20,279	(55)	0%	10.63%	-6	bp
-100	bp	19,951	(383)	(2%)	10.63%	-24	bp

(1)	Calculated as the estimated NPV divided by the present value of assets.
(2)	Calculated as the increase (decrease) in the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

This table indicates that the Bank’s net portfolio value would be expected to decrease in the event of an increase or decrease in prevailing market interest rates.  The decrease in net portfolio value would be greater in the event of a rise in interest rates.

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

Supervisory Agreement

On June 17, 2009, the Bank entered into a supervisory agreement with the OTS, the Bank’s primary federal regulator, which restricts the Bank’s ability to engage in certain lending activities and requires the Bank to take various corrective actions.  As a result of the supervisory agreement, the Bank became subject to certain regulations, which limit future asset growth and increase the Bank’s supervisory expenses.

The supervisory agreement prohibits the Bank from making non-residential real estate loans, commercial loans, construction loans and loans secured by non-owner-occupied residential property (“investor loans”) or purchasing any loan participation without the prior written non-objection of the OTS except for loans originated pursuant to legally binding commitments existing as of March 31, 2009, renewals or modifications of loans of $500,000 or less secured by properties in the Bank’s local lending area and originations of one-to-four family construction loans secured by property in the Bank’s local lending area under binding sale contracts to an owner-occupant with permanent financing.  The agreement further requires the Bank to adopt a plan for reducing its concentrations in non-residential real estate loans, investor loans, participation loans and construction loans and for reducing criticized assets.  The Bank must also adopt a new loan loss allowance policy and correct loan underwriting and credit administration weakness cited in the examination report.  Finally, the agreement prohibits the Bank from taking brokered deposits without prior OTS approval.  The supervisory agreement will remain in effect until modified, suspended or terminated by the OTS.

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

The Bank believes that it in is compliance with the terms of the supervisory agreement.

Comparison of Financial Condition at September 30, 2010 and 2009

Assets.  Total assets decreased $5.6 million, or 3.2%, to $166.8 million at September 30, 2010, from $172.3 million at September 30, 2009.  This decrease is primarily attributable to a $6.5 million decrease in net loans receivable and an $846,000 decrease in the securities portfolio, partially offset by a $1.9 million increase in cash and cash equivalents.  The loans receivable, net, portfolio decreased by 5.5%, to $112.0 million at September 30, 2010 from $118.4 million at September 30, 2009.  Balances in all categories of commercial-purpose loans decreased during the 2010 fiscal year, including construction loans, commercial real estate, multifamily, non-owner-occupied one-to-four family loans and commercial loans, while balances of loans secured by owner-occupied one-to-four family residences, including home equity loans, increased.  In the second quarter of fiscal 2009, as problem assets grew quickly and dramatically, and upon the issuance of the Supervisory Agreement by the OTS, we suspended virtually all new commercial lending.  In addition, we adopted a plan to reduce our levels of commercial real estate, investor, participation and construction loans.  We continue to lend to consumers for mortgages, home equity and other consumer loans. The one-to-four family and home equity loan portfolios represent 79.8% of loans receivable, net at September 30, 2010 and 75.7% at September 30, 2009.  Real estate owned declined $454,000 to $749,000.  Of the five properties owned at September 30, 2009, three with a book value at that date of $529,000 were sold in fiscal 2010.  The book value on the other two properties was reduced by $165,000 due to a decrease in the market value and remain in REO at September 30, 2010.  Six other properties acquired during fiscal 2010 remain on the books at September 30, 2010 at a book value of $240,000.   Other assets increased $516,000 or 22.3%, primarily due to the prepayment of FDIC insurance premiums, partially offset by a decrease in income taxes receivable.

Liabilities.  Total liabilities decreased $5.4 million to $150.6 million at September 30, 2010 from $156.1 million at September 30, 2009.  Deposits decreased by $2.4 million or 1.7%, to $138.8 million at September 30, 2010 from $141.2 million at September 30, 2009, while borrowed funds decreased by $3.0 million during the same period, to $10.0 million at September 30, 2010, from $13.0 million at September 30, 2009.  The decrease in deposits is primarily attributable to certificates of deposit, which decreased by $5.1 million, partially offset by an increase of $2.7 million in transaction and savings accounts.  Our ratio of core deposit accounts (non-certificates of deposit) to total deposits increased to 50.6% at September 30, 2010, from 47.9% at September 30, 2009.

Stockholders’ Equity.  Stockholder’s equity decreased to $16.1 million at September 30, 2010, from $16.3 million at September 30, 2009, primarily due to the fiscal 2010 net loss of $225,000.

Average Balance Sheet, Interest Rates and Yields

The following tables set forth certain information relating to our average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated.  Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	Year Ended September 30, 2010			Year Ended September 30, 2009
	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$ 115,304	$ 6,200	5.38%	$ 116,495	$ 6,504	5.58%
Investment securities	39,476	1,503	3.81	42,137	2,025	4.81
Other interest-earning assets (2)	1,559	41	2.63	2,322	51	2.20
Total interest-earning assets	156,339	7,744	4.95	160,954	8,580	5.33
Non-interest-earning assets	9,015			6,934
Total assets	$ 165,354			$ 167,888

Interest-bearing liabilities:
Interest-bearing checking	$ 7,002	14	0.20	$ 8,004	17	0.21
Savings accounts	17,834	53	0.30	16,672	80	0.48
Money market accounts	22,576	245	1.09	19,451	280	1.44
Certificates of deposit	70,202	1,626	2.32	72,328	2,358	3.26
Total interest-bearing deposits	117,614	1,938	1.65	116,455	2,735	2.35
Borrowings	10,918	339	3.11	14,248	414	2.91
Total interest-bearing liabilities	128,532	2,277	1.77	130,703	3,149	2.41
Non-interest-bearing liabilities (3)	20,556			19,613
Total liabilities	149,088			150,316
Stockholders’ equity	16,266			17,572
Total liabilities and stockholders’ equity	$ 165,354			$ 167,888
Net interest income		$ 5,467			$ 5,431
Interest rate spread (4)			3.18%			2.92%
Net interest margin (5)			3.50%			3.37%
Ratio of average interest-earning assets
to average interest-bearing liabilities			121.63%			123.14%

_________________________________
(1)	Average balances include non-accrual loans. Interest income includes amortization of net deferred loan fees and (costs) of $(18,600) and $300 for the fiscal years 2010 and 2009, respectively.
(2)	Includes interest-bearing deposits in other financial institutions and FHLB stock. Tax exempt interest is not presented on a taxable equivalent basis.
(3)	Includes average non-interest-bearing deposits of $19,069,000 and $17,857,000 for the years ended September 30, 2010 and 2009, respectively.
(4)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

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

	Year Ended September 30,			Year Ended September 30,
	2010 vs. 2009			2009 vs. 2008
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$ (66)	$ (238)	$ (304)	$ 488	$ (907)	$ (419)
Investment securities	(122)	(400)	(522)	435	(39)	396
Other interest-earning assets	(19)	9	(10)	19	(42)	(23)
Total interest-earning assets	(207)	(629)	(836)	942	(988)	(46)

Interest-bearing liabilities:
Interest-bearing checking	(2)	(1)	(3)	0	(4)	(4)
Savings accounts	5	(32)	(27)	1	(22)	(21)
Money market accounts	41	(76)	(35)	51	(178)	(127)
Certificates of deposit	(67)	(665)	(732)	282	(538)	(256)
Borrowings	(102)	27	(75)	218	(112)	106
Total interest-bearing liabilities	(125)	(747)	(872)	552	(854)	(302)

Net interest income	$ (82)	$ 118	$ 36	$ 390	$ (134)	$ 256

Comparison of Results of Operations for the Years Ended September 30, 2010 and 2009

Net Income (Loss).  For the year ended September 30, 2010, the Company reported a net loss of $225,000, or $(.14) per diluted share, compared to a net loss of $1,385,000, or $(.84) per diluted share, for the year ended September 30, 2009.  The net losses for fiscal 2010 and 2009 reflect significant provisions for loan losses due to a high level of non-performing loans.

Interest Income. The average balance of total interest-earning assets for the year ended September 30, 2010 decreased by $4.6 million compared to the year ended September 30, 2009, while the average yield decreased to 4.95% from 5.33%.  The decrease in total interest income of $836,000 for the year ended September 30, 2010 is comprised primarily of a decrease in interest income of $304,000 on loans receivable and a decrease of $522,000 in interest income on investment securities.  Average loan receivable balances decreased by $1.2 million for the year ended September 30, 2010 compared to the same 2009 period, while the average yield decreased to 5.38% from 5.58%.  The decline in yield is due to the decline in portfolio rates as adjustable-rate loans repriced downwards, new loans came into the portfolio at lower rates, reflecting lower market rates, and average balances of non-performing loans increased.  For the year ended September 30, 2010, the average balance of securities decreased by $2.7 million compared to the same 2009 period, while the average yield decreased to 3.81% from 4.81%.

Interest Expense. The average balance of interest-bearing liabilities decreased by $2.2 million for the year ended September 30, 2010 compared to same 2009 period, while the average cost decreased to 1.77% from 2.41%.  The decrease in total interest expense of $872,000 for the year ended September 30, 2010 is comprised of a $797,000 decrease in interest expense on deposits and a $75,000 decrease in interest expense on borrowings.

Average interest-bearing deposit balances increased by $1.2 million with a decrease in the average cost to 1.65% for the year ended September 30, 2010, compared to 2.35% for the same 2009 period.  The decrease in deposit rates is a reflection of the decline in market rates.  Average borrowings decreased by $3.3 million, with an increase in the average cost to 3.11% from 2.91%.

Net Interest Income. Net interest income increased slightly, to $5.5 million for the year ended September 30, 2010, compared to $5.4 million for the year ended September 30, 2009.  The Company’s spread and margin improved during the year, as the average cost of funds decreased by more than the decrease in the average yield on total interest-earning assets.  The yield on total interest-earning assets for the year ended September 30, 2010 decreased by 38 basis points compared to the year ended September 30, 2009, while the overall cost of funds decreased 64 basis points for the same period. As a result, the interest rate spread increased by 26 basis points, to 3.18% for the year ended September 30, 2010 compared to 2.92% for the year ended September 30, 2009.  The net interest margin increased by 13 basis points, to 3.50% from 3.37%, in the same time period.

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

The provision for loan losses was $1,100,000 for the year ended September 30, 2010, compared to $3,245,000 for the same 2009 period.  Loan charge-offs for the year ended September 30, 2010 were $812,000 (.70% of average loans outstanding) compared to $1.3 million (1.10% of average loans outstanding) for the prior year.  The provisions in fiscal 2010 and 2009 are due to the high levels of non-performing loans and a decline in the value of the collateral securing our impaired loans, reflecting the state of the economy and declining real estate values in our market area.   The charge-offs of $812,000 in fiscal 2010 were recorded upon the write-down to fair value, less estimated costs to sell, of properties acquired by deed in lieu of foreclosure, the short-sale of properties securing two loans and the charge-off of other balances deemed uncollectible.    The allowance for loan losses was $3,208,000 or 2.79% of total loans outstanding at September 30, 2010, compared to $2,920,000 or 2.41% of total loans outstanding at September 30, 2009.  The ratio of the allowance for loan losses to non-performing loans increased to 0.69 times at September 30, 2010 from 0.43 times at September 30, 2009.  Non-performing loans, expressed as a percentage of total loans, decreased to 4.04% at September 30, 2010 from 5.66% at September 30, 2009.

The following table sets forth information regarding non-performing loans and real estate owned, as of the dates indicated.

	September 30,
	2010	2009
	(In thousands)
Non-accrual loans	$4,650	$6,864
Accruing loans past due 90 days or more	261	--
Total non-performing loans	4,911	6,864
Real estate owned	749	1,203
Total non-performing assets	$5,660	$8,067

As of September 30, 2010, non-accrual loans consist of thirteen loans with balances ranging from $29,000 to $1.7 million, and include two loans totaling $922,000 that were restructured in troubled debt restructurings.  The largest loan, with a balance of $1.7 million, is a participation in a condominium construction loan.  The project experienced delays, pre-sales did not meet expectations and the loan is now in foreclosure.  Another loan is a $786,000 participation in a loan collateralized by multiple single-family residences.  The borrower has defaulted and we are now in the process of foreclosure.  Another loan, with a balance of $586,000, is a participation in a condominium construction loan.  The project is complete but sales have occurred much more slowly, and at lower prices, than originally anticipated.  The borrower is working very closely with the lead bank as he attempts to get the units sold and the loan re-paid.  Our loan balance has decreased by $691,000 in fiscal 2010 from the proceeds of unit sales.  The remaining ten non-accrual loans have balances ranging from $29,000 to $369,000 and are in various stages of collection, workout and foreclosure.

For non-accrual loans outstanding at September 30, 2010 the Company would have recorded $324,000 in interest income for the year then ended, had the loans been current in accordance with their original terms.  Interest income of $47,000 on these loans was included in net income for the fiscal year.  Not included in the above table as of September 30, 2010 and 2009 are $1.2 million and $336,000, respectively, in loans that were restructured in  troubled debt restructurings and are performing in accordance with the modified terms.  Approximately $1.9 million of the allowance for loan losses related to non-performing loans at September 30, 2010.

Real estate owned consists of seven single family properties and one parcel of land.  The highest valued property, with a book value of $416,000, was sold subsequent to year end with net proceeds approximating our book value.

Non-interest Income. Non-interest income decreased $186,000, or 26.7%, to $512,000 for the year ended September 30, 2010, compared to $698,000 for same period in 2009.  The decrease in non-interest income is primarily attributable to the $140,000 gain on sale of securities in fiscal 2009 and a decrease of $30,000 in gain on sale of loans for the year ended September 30, 2010 compared to the same 2009 period.  A higher volume of loans were sold in 2009 as a result of the strong refinance market in the spring of 2009.  In addition, loan fees and late charges decreased by $9,000 for the year ended September 30, 2010 compared to the same 2009 period and account servicing and other fees decreased by $8,000 during the same period.  The decrease in loan fees is primarily attributable to a decrease in late charges collected while the decrease in account servicing and other fees is primarily due to lower non-sufficient and uncollected fund fees.

Non-interest Expense.  Non-interest expense increased $77,000, or 1.5%, to $5.3 million for the year ended September 30, 2010, from $5.2 million for the same period in 2009.  The increase in non-interest expense resulted primarily from an increase in real estate and repossessed assets expense, partially offset by decreases in compensation and benefits and occupancy and equipment expense.  Real estate and repossessed assets expense increased by $398,000, to $596,000 for the year ended September 30, 2010, from $198,000 for the prior fiscal year.  $295,000 of this increase was for provisions for REO losses due to a decrease in estimated market values.  REO expense also includes the holding costs of REO properties, which increased significantly during 2010, as well as the net loss on the sale of properties.  Compensation and benefits decreased by $263,000 for year ended September 30, 2010, to $2.3 million from $2.6 million for the same 2009 period.  The decrease is a reflection of cost-cutting measures taken as we reduced director fees, eliminated several staff positions, and eliminated the 401K match.  Occupancy and equipment expense decreased by $71,000, or 12.0%, for the year ended September 30, 2010, compared to the same 2009 period, primarily due to a decrease in depreciation expense, as a number of fixed assets became fully depreciated.

Income Taxes.  The Company recorded a tax benefit of $201,000 for the year ended September 30, 2010, resulting in an effective tax benefit rate of 47.2%.  For the year ended September 30, 2009, the Company recorded a tax benefit of $959,000, resulting in an effective tax benefit rate of 40.9%.  The decrease in the tax benefit is primarily attributable to the decrease in the pre-tax loss.  The variance in effective tax rates is due to book / tax differences.

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

Our liquidity, represented by cash and cash equivalents and investment securities, is a product of our operating, investing and financing activities.  Our primary sources of liquidity are deposits, loan and investment security repayments and sales, and borrowed funds.  While scheduled payments from the amortization and maturity of loans, investment securities and short-term investments are relatively predictable sources of funds, deposit flows, loan and mortgage-backed security prepayments and investment security calls are greatly influenced by general interest rates, economic conditions and competition.  We monitor projected liquidity needs to ensure that adequate liquidity is maintained on a daily and long-term basis.  We have the ability to borrow from the FHLB of New York, or others, should the need arise.  As of September 30, 2010, we had $10.0 million in outstanding borrowings from the FHLB of New York.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements.  We have approved lines of credit unused but accessible to borrowers totaling $12.5 million and $12.2 million at September 30, 2010 and 2009, respectively.

At September 30, 2010 and 2009, we had $5.2 million and $2.6 million in outstanding commitments to fund loans and $0 and $17,000 in outstanding commercial letters of credit, respectively.  There were $1.3 million and $0 in outstanding commitments to sell loans at September 30, 2010 and 2009, respectively.  There were no outstanding commitments to purchase investment securities at September 30, 2010 or 2009.

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

Recent Accounting Pronouncements

In June, 2008, the FASB issued guidance, codified into ASC Topic 260, on determining whether instruments granted in share-based payment transactions are participating securities.  The guidance clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method.  It is effective for fiscal years beginning after December 15, 2008, and interim periods within those years.  Its adoption did not have a material impact on our financial condition or results of operations.

In June 2009, the FASB issued guidance concerning accounting for transfers of financial assets, codified in December, 2009 into Topic 860, Transfers and Servicing.  The guidance was issued to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  The FASB undertook this project to address (1) practices that have developed that are not consistent with the original intent and key requirements of previous guidance and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  It must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.  The guidance must be applied to transfers occurring on or after the effective date.  Additionally, the disclosure provisions should be applied to transfers that occurred both before and after the effective date.  The adoption of the guidance did not have a material impact on our financial condition or results of operations.

In January, 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) (“Update).  The Update requires new disclosures about transfers in and out of Levels 1 and 2 and separate disclosures for Level 3 purchases, sales, issuances and settlements (gross rather than net).  The Update also clarifies existing disclosures for each class of assets and liabilities and disclosures about the valuation techniques and input methods used in Level 2 and 3 measurements.  The Update is effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 disclosures about purchases, sales, issuances and settlements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In July, 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (“Update”).  The Update provides for additional disclosures to be used to assess an entity’s credit risk exposures and evaluate the adequacy of its allowance for credit losses.  Existing disclosures will be expanded on a disaggregated basis, by portfolio segment and class of financing receivable.  Additional disclosures will be required for financing receivables, such as aging of receivables and information on troubled debt restructurings.  For public entities, the disclosures as of the end of a reporting period are effective for interim and annual periods ending on or after December 15, 2010.  The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that, as of September 30, 2010, our internal control over financial reporting was effective.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Roebling Financial Corp, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Roebling Financial Corp, Inc. and Subsidiary, as of September 30, 2010 and 2009, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roebling Financial Corp, Inc. and Subsidiary, at September 30, 2010 and 2009, and the results of their operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

December 23, 2010

534 Union Boulevard   ▪   Totowa Boro, NJ   07512   ▪   973.595.5300 phone   ▪   973.595.5890 fax   ▪   www.fasbhome.com

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2010	2009

Assets

Cash and due from banks	$ 908,152	$ 2,081,500
Interest-bearing deposits	5,110,630	1,992,787

Total cash and cash equivalents	6,018,782	4,074,287

Securities available for sale	40,592,885	41,417,779
Securities held to maturity; approximate fair
value of $132,000 (2010) and $150,000 (2009), respectively	127,306	148,011
Loans receivable, net	111,967,100	118,428,046
Real estate owned	749,310	1,203,000
Accrued interest receivable	503,831	609,213
Federal Home Loan Bank of New York stock, at cost	745,500	859,300
Premises and equipment	3,223,924	3,293,334
Other assets	2,829,024	2,313,249

Total assets	$ 166,757,662	$ 172,346,219

Liabilities and stockholders' equity

Liabilities

Deposits	$ 138,768,915	$ 141,218,085
Borrowed funds	10,000,000	13,000,000
Advances from borrowers for taxes and insurance	455,803	492,883
Other liabilities	1,417,337	1,368,082

Total liabilities	150,642,055	156,079,050

Commitments and contingencies	-	-

Stockholders' equity

Serial preferred stock, par value $.10, authorized 5,000,000
shares, no shares issued	-	-
Common stock; par value $.10; 20,000,000 shares authorized
and 1,718,473 shares issued	171,847	171,847
Additional paid-in-capital	10,348,052	10,379,826
Treasury stock, at cost; 31,946 shares	(190,398)	(190,398)
Unallocated employee stock ownership plan shares	(310,261)	(387,826)
Unallocated restricted stock plan shares	(93,041)	(96,374)
Deferred compensation obligation	239,893	187,121
Stock purchased for deferred compensation plan	(239,893)	(187,121)
Retained earnings - substantially restricted	5,502,021	5,727,021
Accumulated other comprehensive income (loss):
Unrealized gain on securities available for sale, net of tax	812,867	798,070
Defined benefit plan, net of tax	(125,480)	(134,997)

Total stockholders' equity	16,115,607	16,267,169

Total liabilities and stockholders' equity	$ 166,757,662	$ 172,346,219

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

		Year Ended
		September 30,
		2010	2009

Interest income:
Loans receivable		$6,200,022	$6,503,426
Securities		1,502,612	2,024,743
Other interest-earning assets		41,238	51,461

	Total interest income	7,743,872	8,579,630

Interest expense:
Deposits		1,937,714	2,735,421
Borrowed funds		338,746	413,606

	Total interest expense	2,276,460	3,149,027

Net interest income		5,467,412	5,430,603
Provision for loan losses		1,100,000	3,245,000

	Net interest income after
	provision for loan losses	4,367,412	2,185,603

Non-interest income:
Loan fees		86,389	95,031
Account servicing and other		423,557	431,205
Gain on sale of loans		1,973	31,748
Gain on sale of securities		-	140,156

	Total non-interest income	511,919	698,140

Non-interest expense:
Compensation and benefits		2,288,409	2,551,758
Occupancy and equipment		524,308	595,722
Service bureau and data processing		536,090	548,043
Federal deposit insurance premiums		318,736	315,437
Real estate and repossessed assets		596,331	197,714
Other		1,041,395	1,019,250

	Total non-interest expense	5,305,269	5,227,924

Loss before income tax benefit		(425,938)	(2,344,181)
Income tax benefit		(200,938)	(958,801)

	Net loss	$(225,000)	$(1,385,380)

Basic and diluted loss per common share		$(0.14)	$(0.84)

Weighted average shares outstanding - basic and diluted		1,645,350	1,656,166

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended
	September 30,
	2010	2009

Net loss	$ (225,000)	$ (1,385,380)

Other comprehensive income (loss):
Unrealized net holding gains on securities
available for sale, net of tax of $9,840
and $471,354, respectively	14,797	706,775
Reclassification adjustment for gains included in net income	-	(84,178)
Adjustment to minimum pension liability, net of tax
of $6,329 and $55,933, respectively	9,517	84,111

Comprehensive loss	$ (200,686)	$ (678,672)

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

							Common		Accumulated
		Additional		Unallocated	Unallocated	Deferred	Stock for		Other
	Common	Paid-in	Treasury	ESOP	RSP	Compensation	Deferred	Retained	Comprehensive
	Stock	Capital	Stock	Shares	Shares	Obilgation	Compensation	Earnings	Income (Loss)	Total

Balance - September 30, 2008	$171,847	$10,442,095	$-	$(465,390)	$(93,869)	$157,609	$(157,609)	$7,296,951	$(43,635)	$17,307,999

Dividends paid on common stock	-	-	-	-	-	-	-	(166,358)	-	(166,358)
Net loss	-	-	-	-	-	-	-	(1,385,380)	-	(1,385,380)
Treasury stock purchased	-	-	(190,398)	-	-	-	-	-	-	(190,398)
Amortization of ESOP shares	-	(26,601)	-	77,564	-	-	-	-	-	50,963
Change in unrealized gain (loss) on
securities available for sale, net of tax	-	-	-	-	-	-	-	-	622,597	622,597
Deferred compensation plan	-	-	-	-	-	29,512	-	-	-	29,512
Common stock acquired for deferred
compensation plan	-	-	-	-	-	-	(29,512)	-	-	(29,512)
Common stock acquired by RSP	-	-	-	-	(59,600)	-	-	-	-	(59,600)
Allocation of RSP shares	-	(32,138)	-	-	57,095	-	-	-	-	24,957
Tax expense of stock benefit plans	-	(3,530)	-	-	-	-	-	-	-	(3,530)
Adjustment to minimum pension
liability, net of tax	-	-	-	-	-	-	-	-	77,393	77,393
Adjustment to apply SFAS No. 158
(codified into ASC Topic 715)
measurement date provisions,
net of tax	-	-	-	-	-	-	-	(18,192)	6,718	(11,474)

Balance - September 30, 2009	171,847	10,379,826	(190,398)	(387,826)	(96,374)	187,121	(187,121)	5,727,021	663,073	16,267,169

Net loss	-	-	-	-	-	-	-	(225,000)	-	(225,000)
Amortization of ESOP shares	-	(38,154)	-	77,565	-	-	-	-	-	39,411
Change in unrealized gain (loss) on
securities available for sale, net of tax	-	-	-	-	-	-	-	-	14,797	14,797
Deferred compensation plan	-	-	-	-	-	52,772	-	-	-	52,772
Common stock acquired for deferred
compensation plan	-	-	-	-	-	-	(52,772)	-	-	(52,772)
Allocation of RSP shares	-	9,181	-	-	3,333	-	-	-	-	12,514
Tax expense of stock benefit plans	-	(2,801)	-	-	-	-	-	-	-	(2,801)
Adjustment to minimum pension
liability, net of tax	-	-	-	-	-	-	-	-	9,517	9,517

Balance - September 30, 2010	$171,847	$10,348,052	$(190,398)	$(310,261)	$(93,041)	$239,893	$(239,893)	$5,502,021	$687,387	$16,115,607

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	September 30,
	2010	2009

Cash flows from operating activities:
Net loss	$(225,000)	$(1,385,380)
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation	158,257	257,727
Amortization of premiums and discounts, net	54,976	28,171
Amortization of deferred loan fees and costs, net	18,566	(285)
Provision for loan losses	1,100,000	3,245,000
Provision for loss on real estate owned	482,385	187,500
Loss on sale of real estate owned	15,847	-
Gain on sale of securities held for sale	-	(140,156)
Origination of loans held for sale, net of repayments	(1,773,470)	(4,752,835)
Gain on sale of loans	(1,973)	(31,748)
Proceeds from sale of loans held for sale	1,269,843	4,784,583
Loss on disposition of premises and equipment	-	4,594
Increase in other assets	(499,947)	(1,760,797)
Decrease in accrued interest receivable	105,382	65,739
Increase in other liabilities	30,303	137,891
Amortization/allocation of ESOP and RSP	51,925	75,920
Increase in deferred compensation stock obligation	52,772	29,512

Net cash provided by operating activities	839,866	745,436

Cash flows from investing activities:
Purchase of securities available for sale	(21,793,940)	(27,450,996)
Proceeds from sales of securities available for sale	-	3,140,156
Proceeds from payments and maturities of
securities available for sale	22,588,519	16,894,925
Proceeds from payments and maturities
of securities held to maturity	20,681	32,755
Net decrease (increase) in loans	5,155,965	(13,279,238)
Proceeds from sale of real estate owned	647,473	-
Redemption (purchase) of Federal Home Loan Bank Stock	113,800	(414,000)
Purchase of premises and equipment	(88,847)	(192,983)

Net cash provided by (used in) investing activities	6,643,651	(21,269,381)

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

	Year Ended
	September 30,
	2010	2009

Cash flows from financing activities:
Net (decrease) increase in deposits	(2,449,170)	10,643,446
Net increase in short-term borrowed funds	3,000,000	-
Proceeds from long-term borrowed funds	-	9,000,000
Repayment of long-term borrowed funds	(6,000,000)	(1,000,000)
(Decrease) increase in advance payments by borrowers
for taxes and insurance	(37,080)	44,820
Dividends paid	-	(166,358)
Purchase of treasury stock	-	(190,398)
Purchase of common shares by RSP	-	(59,600)
Purchase of common shares for deferred compensation plan	(52,772)	(29,512)

Net cash (used in) provided by financing activities	(5,539,022)	18,242,398

Net increase (decrease) in cash and cash equivalents	1,944,495	(2,281,547)

Cash and cash equivalents - beginning	4,074,287	6,355,834

Cash and cash equivalents - ending	$6,018,782	$4,074,287

Supplemental Disclosures of Cash Flow Information

Cash paid for:
Interest on deposits and borrowed funds	$2,277,140	$3,149,912

Income taxes (refunds), net	$(432,185)	$625,983

Transfer of loans to real estate owned	$692,015	$1,085,000

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

  1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

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

  1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

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

The Company accounts for its transfers and servicing of financial assets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 860, Transfers and Servicing. Transfers of financial assets for which the Company has surrendered control of the financial assets are accounted for as sales to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Retained interests in a sale or securitization of financial assets are measured at the date of transfer by allocating the previous carrying amount between the assets transferred and based on their relative estimated fair values. The fair values of retained servicing rights and any other retained interests are determined based on the present value of expected future cash flows associated with those interests and by reference to market prices for similar assets. There were no transfers of financial assets to related or affiliated parties. As of September 30, 2010 and 2009, the Company has not recorded mortgage servicing assets due to the immateriality of the amount that would have been capitalized based upon the limited amount of assets serviced by the Company.

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

  1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Income Taxes

Federal and state income taxes have been provided on the basis of reported income.  Deferred income taxes are provided for certain items in income and expense which enter into the determination of income for financial reporting purposes in different periods than for income tax purposes.

Effective October 1, 2007, the Company adopted the provisions of ASC Topic 740, “Income Taxes,” concerning accounting for uncertainty in income taxes. The provisions provide clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC Topic 740. The provisions prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provide guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognized no adjustment for unrecognized income tax benefits for the years ended September 30, 2010 or 2009. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the years ended September 30, 2010 or 2009. The tax years subject to examination by the taxing authorities are the years ended September 30, 2010, 2009, 2008 and 2007.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation under ASC Topic 718, which requires compensation costs related to share-based payments transactions to be recognized in the financial statements over the period the employee provides service in exchange for the reward.

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

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Earnings Per Share (Cont’d)

The following is a summary of the Company’s earnings per share calculations:

	Year Ended
	September 30,
	2010	2009

Net loss	$(225,000)	$(1,385,380)

Weighted average common shares
outstanding for computation of
basic EPS (1)	1,645,350	1,656,166

Common-equivalent shares due to
the dilutive effect of stock options
and RSP awards	-	-

Weighted-average common shares
for computation of diluted EPS	1,645,350	1,656,166

Loss per common share:
Basic	$(0.14)	$(0.84)
Diluted	$(0.14)	$(0.84)

(1) Excludes unallocated ESOP shares

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Subsequent Events

The Company has considered whether any events or transactions occurring after September 30, 2010 would require recognition or disclosure in the financial statements as of or for the year ended September 30, 2010. No such subsequent events were identified.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  2.  SECURITIES AVAILABLE FOR SALE

	September 30, 2010
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Investment Securities
U.S. Government and Agency Securities:
Due after one year through five years	$4,000,000	$33,440	$-	$4,033,440
Due after five years through ten years	10,748,648	55,347	2,810	10,801,185
Marketable Equity Securities	2,888	-	2,780	108

Mortgage-backed Securities:
GNMA	3,154,034	94,307	-	3,248,341
FHLMC	11,347,975	724,496	-	12,072,471
FNMA	9,985,915	451,425	-	10,437,340

	$39,239,460	$1,359,015	$5,590	$40,592,885

	September 30, 2009
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Investment Securities
U.S. Government and Agency Securities:
Due within one year	$1,000,000	$2,190	$-	$1,002,190
Due after one year through five years	3,000,000	26,693	-	3,026,693
Due after five years through ten years	1,500,000	735	1,875	1,498,860
Marketable Equity Securities	2,888	-	2,280	608

Mortgage-backed Securities:
GNMA	3,229,146	75,784	-	3,304,930
FHLMC	18,256,114	847,987	-	19,104,101
FNMA	13,100,843	384,410	4,856	13,480,397

	$40,088,991	$1,337,799	$9,011	$41,417,779

Securities available for sale with a carrying value of approximately $2,561,000 and $3,039,000, as of September 30, 2010 and 2009, respectively, are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act (GUDPA). Securities with a carrying value of approximately $17,379,000 and $23,474,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2010 and 2009, respectively. In addition, securities with a carrying value of approximately $1,006,000 and $756,000 are pledged as collateral to the Federal Reserve Bank as of September 30, 2010 and 2009, respectively.

There were no sales of investment securities during the year ended September 30, 2010. During the year ended September 30, 2009, proceeds from the sale of securities available for sale totaled approximately $3,140,000, with a realized gain of approximately $140,000.

Provided below is a summary of securities available for sale which were in an unrealized loss position at September 30, 2010 and 2009.  Approximately $2,800 or 50% and $2,300 or 25% of the unrealized loss, as of September 30, 2010 and 2009, respectively, was comprised of securities in a continuous loss position for twelve months or more.  The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  2.  SECURITIES AVAILABLE FOR SALE (Cont’d)

	September 30, 2010
	Under One Year		One Year or More

		Gross		Gross
	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Loss	Fair Value	Loss

U.S. Government and Agency Securities	$1,997,190	$2,810	$-	$-

Marketable Equity Securities	-	-	108	2,780

Total available for sale	$1,997,190	$2,810	$108	$2,780

	September 30, 2009
	Under One Year		One Year or More

		Gross		Gross
	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Loss	Fair Value	Loss

U.S. Government and Agency Securities	$748,125	$1,875	$-	$-

Marketable Equity Securities	-	-	608	2,280

Mortgage-backed Securities:
FNMA	954,049	4,856	-	-

Total available for sale	$1,702,174	$6,731	$608	$2,280

  3.  SECURITIES HELD TO MATURITY

	September 30, 2010
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Mortgage-backed Securities:
GNMA	$22,120	$700	$-	$22,820
FHLMC	54,018	2,268	21	56,265
FNMA	51,168	2,223	-	53,391

	$127,306	$5,191	$21	$132,476

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  3.  SECURITIES HELD TO MATURITY (Cont’d)

	September 30, 2009
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Mortgage-backed Securities:
GNMA	$23,490	$590	$-	$24,080
FHLMC	58,159	1,047	-	59,206
FNMA	66,362	186	-	66,548

	$148,011	$1,823	$-	$149,834

Securities held to maturity with a carrying value of approximately $17,000 and $18,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2010 and 2009, respectively.

  4.  LOANS RECEIVABLE, NET

	September 30,
	2010	2009

Mortgage loans:
One-to-four family residential	$61,113,082	$62,137,507
Multi-family residential	2,993,818	3,801,451
Commercial real estate	18,935,564	21,424,193
Construction and land	2,814,368	5,785,211

	85,856,832	93,148,362

Consumer and other loans:
Home equity	28,250,278	27,530,197
Other consumer	356,837	350,010
Commercial	742,973	1,289,739

	29,350,088	29,169,946

Total loans	115,206,920	122,318,308

Less:
Loans in process	57,503	987,018
Net deferred loan origination fees (costs)	(25,534)	(16,353)
Allowance for loan losses	3,207,851	2,919,597

	3,239,820	3,890,262

	$111,967,100	$118,428,046

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  4.  LOANS RECEIVABLE, NET (Cont’d)

Information about impaired and non-accrual loans as of and for the years ended September 30, 2010 and 2009, is as follows:

	September 30,
	2010	2009
	(In thousands)

Impaired loans with a related allowance	$4,311	$4,943
Impaired loans without a related allowance	768	255
Total impaired loans	5,079	5,198

Related allowance for loan losses for impaired loans	1,911	1,435

Non-accrual loans	4,650	6,864

Average monthly balance of impaired loans	4,793	2,803

Interest income recognized on impaired loans
during the period of impairment	26	1

Additional interest income that would have been recognized on non-accrual loans, had the loans been current and performing in accordance with the original terms of their contracts, totaled approximately $337,000 and $344,000 for the years ended September 30, 2010 and 2009, respectively.

Activity in the allowance for loan losses is summarized as follows:

	Year Ended
	September 30,
	2010	2009

Balance - beginning	$2,919,597	$955,687
Provision for loan losses	1,100,000	3,245,000
Charge-offs	(812,229)	(1,281,090)
Recoveries	483	-

Balance - ending	$3,207,851	$2,919,597

The activity with respect to loans to directors, officers and associates of such persons is as follows:

	Year Ended
	September 30,
	2010	2009

Balance - beginning	$755,288	$754,962
Loan disbursements	45,014	77,400
Collection of principal	(103,817)	(77,074)

Balance - ending	$696,485	$755,288

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  5. REAL ESTATE OWNED

	September 30,
	2010	2009

Real estate acquired in settlement of loans	$1,135,410	$1,390,500
Allowance for losses	(386,100)	(187,500)

	$749,310	$1,203,000

Activity in the allowance for losses is summarized as follows:

	Year Ended
	September 30,
	2010	2009

Balance - beginning	$187,500	$-
Provision for losses	482,385	187,500
Charge-offs	(283,785)	-

Balance - ending	$386,100	$187,500

Real estate and repossessed assets expense is summarized as follows:

	Year Ended
	September 30,
	2010	2009

Provision for losses	$482,385	$187,500
Loss on sale, net	15,847	-
Carrying costs	98,099	10,214

	$596,331	$197,714

  6. ACCRUED INTEREST RECEIVABLE

	September 30,
	2010	2009

Loans receivable	$363,320	$381,576
Mortgage-backed securities	88,878	143,094
Investment securities	51,633	84,543

	$503,831	$609,213

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  7.  PREMISES AND EQUIPMENT

	September 30,
	2010	2009

Land	$1,423,262	$1,423,262
Buildings and improvements	2,819,385	2,748,009
Furniture, fixtures and equipment	1,150,138	1,132,667

	5,392,785	5,303,938

Less accumulated depreciation	2,168,861	2,010,604

	$3,223,924	$3,293,334

Useful lives generally used in the calculation of depreciation are as follows:

Buildings	25 to 50 years
Paving and other building related additions	5 to 10 years
Furniture and equipment	3 to 10 years

  8.  LOAN SERVICING

Loans serviced for others are not included in the accompanying consolidated statements of financial condition.  The unpaid principal balances of these loans are summarized as follows:

	September 30,
	2010	2009

Loan portfolios
serviced for:
FNMA	$9,628,298	$9,596,632
Other	2,226,950	2,167,601

	$11,855,248	$11,764,233

Custodial escrow balances maintained in connection with loan servicing totaled approximately $97,000 and $108,000, at September 30, 2010 and 2009, respectively.

  9.  DEPOSITS

	September 30,
		2010		2009
	Weighted		Weighted
	Average		Average
	Rate	Amount	Rate	Amount

Non-interest-bearing deposits	0.00%	$18,572,819	0.00%	$17,984,214
Interest-bearing checking accounts	0.19%	7,034,127	0.21%	7,110,307
Money market accounts	0.83%	26,413,581	1.22%	25,334,455
Savings accounts	0.23%	18,246,608	0.37%	17,164,785
Certificates of deposits	2.17%	68,501,780	2.94%	73,624,324

Total deposits	1.27%	$138,768,915	1.81%	$141,218,085

Deposit accounts with balances of $100,000 or more totaled approximately $44,396,000 and $43,359,000 at September 30, 2010 and 2009, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  9.  DEPOSITS (Cont’d)

Scheduled maturities of certificates of deposit are as follows:

	September 30,
	2010	2009
	(In thousands)

1 year or less	$42,746	$53,390
Over 1 year to 3 years	13,440	8,684
Over 3 years	12,316	11,550

	$68,502	$73,624

Interest expense on deposits is summarized as follows:

	Year Ended
	September 30,
	2010	2009

Interest-bearing checking accounts	$13,831	$17,130
Money market accounts	245,043	280,354
Savings accounts	53,356	80,052
Certificates of deposit	1,625,484	2,357,885

Total	$1,937,714	$2,735,421

10.  BORROWED FUNDS

The Company has available overnight borrowings with the Federal Home Loan Bank of New York ("FHLB") totaling 30% of assets at September 30, 2010 and $29.8 million at September 30, 2009, subject to the terms and conditions of the lender’s overnight advance program. As of September 30, 2010, the Company had $3.0 million in overnight advances at a rate of .41%. There were no overnight borrowings as of September 30, 2009.

At September 30, 2010 and 2009, fixed rate advances have contractual maturities as follows:

	September 30, 2010		September 30, 2009
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate

Due by September 30,

2010	$ -	-	$ 6,000,000	3.88%
2011	1,000,000	2.83%	1,000,000	2.83%
2012	1,000,000	2.93%	1,000,000	2.93%
2013	3,000,000	3.23%	3,000,000	3.23%
2014	2,000,000	3.57%	2,000,000	3.57%

	$ 7,000,000	3.23%	$ 13,000,000	3.53%

At September 30, 2010 and 2009, the FHLB borrowings were secured by pledges of the Company’s investment in the capital stock of the FHLB totaling $745,500 and $859,300 and mortgage-backed and other securities with a carrying value of approximately $17.4 million and $23.5 million, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  INCOME TAXES

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was therefore, prior to September 30, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments.  Retained earnings, at September 30, 2010 and 2009, include approximately $306,000 of such bad debt, which, in accordance with ASC Topic 740, Income Taxes, is considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided.  If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are summarized as follows:

	Year Ended
	September 30,
	2010	2009

Current tax expense:
Federal	$164,964	$36,263
State	58,297	20,473

	223,261	56,736

Deferred tax benefit:
Federal	(322,584)	(782,094)
State	(101,615)	(233,443)

	(424,199)	(1,015,537)

	$(200,938)	$(958,801)

The provision for income taxes differs from that computed at the federal statutory rate of 34% as follows:

	Year Ended
	September 30,
	2010	2009

Tax benefit at federal statutory rates	$(144,819)	$(797,022)

Increase in tax benefit resulting from:
State taxes, net of federal tax effect	(28,590)	(140,560)
Other items	(27,529)	(21,219)

	$(200,938)	$(958,801)

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  INCOME TAXES (Cont’d)

The following temporary differences gave rise to deferred tax assets and liabilities:

	September 30,
	2010	2009

Deferred tax assets:
Allowance for loan and REO losses	$1,380,343	$1,151,110
Pension liabilities	327,694	296,413
Deferred compensation	179,576	128,178
Uncollected interest	152,580	78,802
Depreciation	121,129	85,312
Other, net	20,816	22,205

Total deferred tax assets	2,182,138	1,762,020

Deferred tax liabilities:
Net unrealized gain on securities available for sale	540,558	530,718
Deferred loan origination costs	82,352	82,576
Prepaid expenses	33,250	30,777

Total deferred tax liabilities	656,160	644,071

Net deferred tax asset included in other assets	$1,525,978	$1,117,949

12.  COMMITMENTS AND CONTINGENCIES

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company has approved lines of credit unused but accessible to borrowers totaling $12.5 million and $12.2 million, at September 30, 2010 and 2009, respectively.

At September 30, 2010 and 2009, the Company had $5.2 million and $2.6 million in outstanding commitments to fund loans and $0 and $17,000 in outstanding commercial letters of credit, respectively.  There were $1.3 million and $0 in outstanding commitments to sell loans at September 30, 2010 and 2009, respectively. There were no outstanding commitments to purchase investment securities at September 30, 2010 or 2009.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators, that if undertaken could have a direct material effect on the Bank's financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices.  The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of tangible and core capital (as defined in the regulations) to total assets and of total risk-based capital (as defined) to risk-weighted assets (as defined).  Management believes, as of September 30, 2010, that the Bank meets all capital adequacy requirements to which it is subject.

The following table presents a reconciliation of capital per GAAP and regulatory capital at the dates indicated (in thousands):

		September 30,
		2010	2009

GAAP capital		$14,324	$14,484
Add (subtract):	Unrealized gain on securities available for sale	(813)	(798)
	Adjustment to record funded status of pension	125	135

Core and tangible capital		13,636	13,821
Add: Allowable allowance for loan losses		1,250	1,340

Total risk-based capital		$14,886	$15,161

The Bank’s actual capital amounts and ratios are presented in the following table:

					To be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

As of September 30, 2010
Tangible capital	$ 13,636	8.24%	$ 2,481	1.50%	N/A	-
Tier 1 (core) capital	13,636	8.24%	6,616	4.00%	8,270	5.00%
Risk-based capital:
Tier 1	13,636	13.65%	3,997	4.00%	5,995	6.00%
Total	14,886	14.90%	7,994	8.00%	9,992	10.00%

As of September 30, 2009
Tangible capital	$ 13,821	8.08%	$ 2,565	1.50%	N/A	-
Tier 1 (core) capital	13,821	8.08%	6,841	4.00%	8,551	5.00%
Risk-based capital:
Tier 1	13,821	12.89%	4,290	4.00%	6,434	6.00%
Total	15,161	14.14%	8,579	8.00%	10,724	10.00%

As of September 30, 2010, the Bank met all regulatory requirements for classification as a well-capitalized institution.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BENEFIT PLANS

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

The employees' arrangement meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code.  Employees generally become eligible when they have attained age 21 and have one year of service.  Each participant may elect to have his compensation reduced by up to the maximum amount allowed by law.  The reduction is contributed to the plan. During 2009, the Company contributed 100% of the first 3% of participants’ contributions and 50% of the next 2%, for a maximum match of 4%.  No Company contribution was made in 2010. Contributions to the plan by the Company totaled approximately $46,300 for the year ended September 30, 2009. All participants become 100% vested upon entering the plan.

Directors Consultation and Retirement Plan

The Company maintains a Directors Consultation and Retirement Plan ("DRP") to provide retirement benefits to directors of the Company who are not officers or employees ("Outside Directors").  Any director who has served as an Outside Director shall be a participant in the DRP, and payments under the DRP commence once the Outside Director retires as a director of the Company.  The DRP provides a retirement benefit based on the number of years of service to the Company.  Outside Directors who have completed not less than 12 years of service shall receive a benefit equal to (50%) + 2.889% times the number of years of service in excess of 12, multiplied by the average monthly board fee in effect at the time of retirement.  The maximum benefit shall be 85% of such monthly board fee.  Benefits shall be paid for a maximum of 120 months to the retired directors, a surviving spouse, or the director's estate.  The DRP was amended in 2008 to increase the payment period to 120 months from 84 months. The DRP is an unfunded nonqualified pension plan, which is not anticipated to ever hold assets for investment.  Any contributions made to the DRP will be used to immediately pay DRP benefits as they come due.  The Company anticipates contributing approximately $20,000 to the DRP in fiscal 2011.

The Company follows the guidance of ASC Topic 715, Compensation - Retirement Benefits. Topic 715 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status through comprehensive income in the year in which the changes occur.  The Company adopted this provision as of September 30, 2007.  Topic 715 also requires employers to measure plan assets and obligations as of fiscal year-end rather than an earlier date, effective for the year ended September 30, 2009.  As a result, the Company changed the measurement date to September 30 from July 1, which resulted in an after-tax reduction of retained earnings and an increase in other comprehensive income of approximately $18,000 and $7,000, respectively, for the year ended September 30, 2009.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BENEFIT PLANS (Cont’d)

Directors Consultation and Retirement Plan (Cont’d)

The following table summarizes changes in the DRP’s projected benefit obligation, assets and funded status:

	At or for the Year Ending
	September 30,
	2010	2009

Change in benefit obligation:

Benefit obligation at beginning of year	$742,145	$730,739
Service cost	23,352	25,268
Interest cost	42,672	51,152
Adjustment for change in measurement date	-	19,105
Actuarial (gain) loss	12,297	(84,119)

Benefit obligation at end of year	820,466	742,145

Change in plan assets:

Market value of assets - beginning	-	-
Employer contributions	-	-
Annuity payments	-	-

Market value of assets - ending	-	-

Funded status and accrued plan cost
included in other liabilities at end of year	$(820,466)	$(742,145)

Amounts recognized in accumulated other comprehensive loss in the statements of financial condition:

	September 30,
	2010	2009

Net loss	$ 131,688	$ 126,313
Prior service cost	77,236	98,458

	$ 208,924	$ 224,771

Pension benefits expected to be paid for the fiscal years ending September 30 are $19,764 in 2011, $26,500 in 2012, $41,227 in 2013, $59,208 in 2014, $64,205 in 2015 and a total of $426,753 in 2016-2020.  These amounts are based on the same assumptions used to measure the benefit obligation at September 30, 2010 and include estimated future service.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BENEFIT PLANS (Cont’d)

Directors Consultation and Retirement Plan (Cont’d)

	Year Ended
	September 30,
	2010	2009
Components of net periodic benefit cost:
Service cost	$23,352	$25,268
Interest cost	42,672	51,152
Amortization of unrecognized loss	6,920	19,964
Amortization of unrecognized past service liability	21,224	24,776

Net periodic benefit cost included in
compensation and benefits expense	94,168	121,160

Changes in benefit obligation recognized in other
comprehensive (income) loss:
Net (gain) loss	12,297	(84,119)
Adjustment for change in measurement date	-	(11,185)
Amortization of loss	(6,920)	(19,964)
Amortization of prior service cost	(21,224)	(24,776)

Benefit obligation recognized in other
comprehensive income	(15,847)	(140,044)

Total recognized in net periodic benefit cost
and other comprehensive (income) loss	$78,321	$(18,884)

For the year ended September 30, 2011, $7,196 of net loss and $13,968 of past service liability currently included in other comprehensive loss is expected to be recognized as a component of net periodic pension cost.

A discount rate of 5.75% and 7.00% was assumed in the plan valuation for the years ended September 30, 2010 and 2009, respectively, while a discount rate of 5.125% and 5.75% was used to determine the benefit obligation at September 30, 2010 and 2009, respectively. The rate of increase in future compensation levels was 4.5% for 2010 and 2009.

Stock Option Plan

The Company has stock option plans (“Plans”) which authorize the issuance of up to 168,746 shares upon the exercise of stock options that may be awarded to officers, directors, key employees, and other persons providing services to the Company.  Shares issued on the exercise of options may be authorized but unissued shares, treasury shares or shares acquired on the open market.  The options granted under the Plans constitute either Incentive Stock Options or Non-Incentive Stock Options.  The options are granted at an exercise price equal to the fair market value of the Company’s common stock on the date of grant and expire not more than 10 years after the date of grant.  At September 30, 2010, there were 16,434 shares remaining for future option awards.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BENEFIT PLANS (Cont’d)

Stock Option Plan (Cont’d)

The following table summarizes activity under the Plans for the years ended September 30, 2010 and 2009:

	Year Ended September 30,
	2010		2009
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Outstanding at beginning of period	106,242	$11.323	112,456	$10.896
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(3,000)	12.725	(6,214)	3.595

Outstanding at end of period	103,242	$11.283	106,242	$11.323

Options exercisable at period end	103,242		106,242

The following table summarizes all stock options outstanding as of September 30, 2010, all of which are exercisable:

Weighted Average
Number	Exercise	Remaining
of Shares	Price	Contractual Life

54,642	$ 10.000	5.3 years
48,600	12.725	5.9 years

103,242	$ 11.283	5.6 years

No stock option expense was recorded in fiscal 2010 or 2009 because all options were fully vested.

Restricted Stock Plan

The Company has restricted stock plans (“Plans”) which provide for the award of shares of restricted stock to directors, officers and employees.  The Plans provide for the purchase of 67,496 shares of common stock in the open market to fund such awards.  All of the Common Stock to be purchased by the Plans is purchased at the fair market value on the date of purchase.  Awards under the Plans are made in recognition of expected future services to the Company by its directors, officers, and key employees responsible for implementation of the policies adopted by the Company’s Board of Directors and as a means of providing a further retention incentive.  Compensation expense on Plan shares is recognized over the vesting periods based on the market value of the stock on the date of grant.  Recipients of awards receive compensation payments equal to dividends paid prior to the date of vesting within 30 days of each dividend payment date.  As of September 30, 2010, there were 21,404 shares remaining for future awards.  Compensation expense for the Plans was approximately $18,000 and $30,000 for the years ended September 30, 2010 and 2009, respectively, resulting in a tax benefit of $7,000 and $12,000, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BENEFIT PLANS (Cont’d)

Restricted Stock Plan (Cont’d)

The following table summarizes changes in unvested shares:

	Year Ended September 30,
	2010		2009
		Weighted		Weighted
		Average		Average
	Number	Grant Date	Number	Grant Date
	of Shares	Fair Value	of Shares	Fair Value

Unvested share awards at
beginning of period	8,431	$7.968	5,289	$11.082
Granted	-	-	6,257	5.750
Vested	(2,518)	8.786	(3,115)	8.800
Forfeited	(1,001)	7.398	-	-

Unvested share awards at end of period	4,912	$7.665	8,431	$7.968

No shares were awarded during the year ended, September 30, 2010. For the year ended September 30, 2009, 6,257 shares were awarded with a grant date fair value of $5.75 per share.  The awards vest 20% on the date of grant and 20% each of the next four years.  As of September 30, 2010, there is $24,000 of unrecognized Plan compensation expense, which will be recognized over a weighted average period of 1.5 years.

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

The ESOP is accounted for in accordance with ASC Topic 718.  The ESOP shares pledged as collateral are reported as unallocated ESOP shares in the statements of financial condition.  As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations.  ESOP compensation expense was approximately $39,000 and $51,000 for the years ended September 30, 2010 and 2009, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BENEFIT PLANS (Cont’d)

Employee Stock Ownership Plan (Cont’d)

The ESOP shares are as follows:

	Year Ended
	September 30,
	2010	2009

Allocated shares	84,295	75,145
Unreleased shares	36,602	45,752

Total ESOP shares	120,897	120,897

Fair value of unreleased shares	$ 151,898	$ 183,010

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

15.  FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

A.  Fair Value Measurements

On October 1, 2008, the Company adopted the FASB’s guidance on fair value measurements, codified into ASC Topic 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance applies to other accounting pronouncements that require or permit fair value measurements.  ASC Topic 820 clarifies that fair value is the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, rather than an entry price that would be paid to acquire an asset or liability. It also establishes a fair value hierarchy that distinguishes between  assumptions developed based on market data obtained from independent sources (observable inputs), and assumptions developed based on the best information available in the circumstances (unobservable inputs).  The fair value hierarchy levels are summarized as follows:

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

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont’d)

A.  Fair Value Measurements (Cont’d)

Determination of the appropriate level within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement.  Assets and liabilities as of September 30, 2010 and 2009 measured at fair value, segregated by fair value hierarchy level, are summarized below:

	Fair Value Measurements at September 30, 2010
(Dollars in thousands)	Level 1	Level 2	Level 3	Total

Securities available for sale	$-	$40,593	$-	$40,593
Impaired loans	-	-	2,400	2,400
Real estate owned	-	-	749	749

	Fair Value Measurements at September 30, 2009
(Dollars in thousands)	Level 1	Level 2	Level 3	Total

Securities available for sale	$-	$41,418	$-	$41,418
Impaired loans	-	-	3,508	3,508
Real estate owned	-	-	1,203	1,203

A loan is deemed to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loan impairment is measured based on discounted cash flows or collateral value. If a valuation adjustment is required, a specific allowance is established, with a transfer from the general valuation allowance.  Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly.

Real estate owned represents properties that have been acquired in foreclosure or by deed-in-lieu of foreclosure. The assets are written down to fair value less estimated costs to sell at the time of foreclosure. Fair value is based on the appraised value, which may be adjusted based on management’s review and market conditions. Subsequent valuations are periodically performed and if the value has declined, an allowance is established with a charge to operations.

B.  Fair Value Disclosures

The following methods and assumptions were used by the Company in estimating fair values of financial instruments at September 30, 2010 and 2009:

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

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont’d)

B.  Fair Value Disclosures (Cont’d)

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

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

	September 30, 2010		September 30, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial Assets

Cash and cash equivalents	$6,019	$6,019	$4,074	$4,074
Securities available for sale	40,593	40,593	41,418	41,418
Securities held to maturity	127	132	148	150
Loans receivable	111,967	118,333	118,428	122,742
Accrued interest receivable	504	504	609	609
FHLB stock	746	746	859	859

Financial Liabilities

Deposits	138,769	141,321	141,218	143,212
Borrowed funds	10,000	10,412	13,000	13,370

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont’d)

B.  Fair Value Disclosures (Cont’d)

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

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  RECENT ACCOUNTING PRONOUNCEMENTS

In June, 2008, the FASB issued guidance, codified into ASC Topic 260, on determining whether instruments granted in share-based payment transactions are participating securities.  The guidance clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method.  It is effective for fiscal years beginning after December 15, 2008, and interim periods within those years.  Its adoption did not have a material impact on our financial condition or results of operations.

In June 2009, the FASB issued guidance concerning accounting for transfers of financial assets, codified into Topic 860, Transfers and Servicing, in December 2009.  The guidance was issued to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  The FASB undertook this project to address (1) practices that have developed that are not consistent with the original intent and key requirements of previous guidance and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  It must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.  The guidance must be applied to transfers occurring on or after the effective date.  Additionally, the disclosure provisions should be applied to transfers that occurred both before and after the effective date.  The adoption of the guidance did not have a material impact on our financial condition or results of operations.

In January, 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) (“Update”).  The Update requires new disclosures about transfers in and out of Levels 1 and 2 and separate disclosures for Level 3 purchases, sales, issuances and settlements (gross rather than net).  The Update also clarifies existing disclosures for each class of assets and liabilities and disclosures about the valuation techniques and input methods used in Level 2 and 3 measurements.  The Update is effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 disclosures about purchases, sales, issuances and settlements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In July, 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (“Update”).  The Update provides for additional disclosures to be used to assess an entity’s credit risk exposures and evaluate the adequacy of its allowance for credit losses.  Existing disclosures will be expanded on a disaggregated basis, by portfolio segment and class of financing receivable.  Additional disclosures will be required for financing receivables, such as aging of receivables and information on troubled debt restructurings.  For public entities, the disclosures as of the end of a reporting period are effective for interim and annual periods ending on or after December 15, 2010.  The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.

ROEBLING FINANCIAL CORP, INC.
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
John J. Ferry, Chairman of the Board of Directors
President, John J. Ferry Enterprises, Inc.
John A. LaVecchia, Director and Vice Chairman
Senior Automotive Consultant, Northeast Auto Complex
Frank J. Travea, III, President and Chief Executive Officer
Janice A. Summers, Senior Vice President, Chief Operating Officer and
Chief Financial Officer
Mark V. Dimon, Director and Treasurer
Former Sole Proprietor, Dimon Oil
Joan K. Geary, Director and Secretary
President, Keating Realty Company
George N. Nyikita, Director
Manager of Corporate Development, Pennoni Associates
Robert R. Semptimphelter, Sr., Director
Principal, Farnsworth & Semptimphelter, LLC

ROEBLING BANK OFFICERS

Frank J. Travea, III, President and CEO
Janice A. Summers, Senior Vice President, COO and CFO
Harry McElhone, Vice President and Chief Credit Officer
Bonnie L. Horner, Vice President, Consumer Lending
John C. Lauricella, Vice President and Commercial Loan Officer
Donna M. Rinaldi, Assistant Vice President and Human Resource Director

ROEBLING BANK OFFICES

Route 130 South and Delaware Avenue, Roebling, New Jersey
34 Main Street, Roebling, New Jersey
8 Jacobstown Road, New Egypt, New Jersey
3104 Bridgeboro Road, Delran, New Jersey
1934 Route 541, Westampton, New Jersey (Banking and Administrative Center)

CORPORATE OFFICE Route 130 South and Delaware Avenue Roebling, New Jersey 08554	TRANSFER AGENT Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016

INDEPENDENT AUDITORS Fontanella and Babitts 534 Union Boulevard Totowa, New Jersey 07512	SPECIAL COUNSEL Malizia Spidi & Fisch, PC 1227 25th Street, N.W., Suite 200 West Washington, D.C. 20037

Our Annual Report for the year ended September 30, 2010 as filed with the Securities & Exchange Commission on Form 10-K, including exhibits, is available without charge upon written request.  For a copy of the Form 10-K, please contact Frank J. Travea, III at our Corporate Office.  The Annual Meeting of Stockholders will be held on January 24, 2010 at 9:30 a.m. at 1934 Route 541, Suite C, Westampton, NJ.