Form 10-K, Exhibit 13
period 2011-09-30
Roebling Financial Corp, Inc.
filed 2011-12-23
CIK 1293283

ROEBLING FINANCIAL CORP, INC.
2011 Annual Report

TABLE OF CONTENTS

Letter to Shareholders	1

Corporate Profile and Stock Market Information	2

Selected Consolidated Financial Information	3

Management's Discussion and Analysis of
Financial Condition and Results of Operations	4

Management’s Report on Internal Control Over Financial Reporting	16

Report of Independent Registered Public Accounting Firm	17

Consolidated Financial Statements	18

Notes to Consolidated Financial Statements	24

Office Locations and Other Corporate Information	53

To our Shareholders:

We are pleased to report net income of $440,000, or $.27 per share, for our fiscal year ended September 30, 2011, compared to a net loss of $225,000, or $.14 per share, for fiscal 2010.  Our assets decreased slightly, to $163.9 million, while the Bank’s regulatory Tier 1 capital ratio increased to 8.55%.  We continue to be “well capitalized” in all regulatory categories.  While recent years were adversely impacted by large loan loss provisions, this year we recaptured $150,000 of previous provisions into income, partly due to $339,000 of recoveries of previous charge-offs.  We have had  a significant decrease in our non-performing loans, to $875,000, or .80% of total loans at September 30, 2011, compared to $4.9 million, or 4.26%, at September 30, 2010.  Non-performing assets as a percentage of total assets also decreased, to 1.52% at September 30, 2011 from 3.39% at September 30, 2010.  Although classified assets continue to be elevated at $13.2 million, the majority are now performing.

We are currently in the process of rebuilding our management team.  Our former President has retired and we are actively searching for a replacement.  A new Chief Credit Officer joined us this year and we have added additional management in our operating areas.

While the economy is still recovering from the last recession, the process has been slow, unemployment remains high and the real estate market remains very weak.  In the meantime, the regulatory environment is becoming ever more difficult, margins are shrinking in the current rate environment and economic conditions continue to exert pressure on borrowers.  As a result, we anticipate that 2012 will continue to be very challenging for our communities, the economy and the banking industry, but we believe we are prepared to overcome the challenges.

Our core operations remain profitable and we are pleased with the decrease in our non-performing loans.  We hope that the worse is behind us, but until we see a marked decrease in our classified assets, uncertainty remains.  Be assured, we will continue to work through the challenges that the current cycle has brought, and look forward to the time when we can shift our focus to growing our business.  We are very appreciative of our customers and employees and grateful for the support of our shareholders.

Sincerely,

/s/ Jan Summers

Jan Summers
Acting President, COO and CFO

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

We currently conduct our business through Roebling Bank (the “Bank”) with five full service offices located in Roebling, New Egypt, Westampton and Delran, New Jersey and an administrative center also located in Westampton, New Jersey.  We offer a broad range of deposit and loan products to individuals, families and small businesses in our market area.  At September 30, 2011, we had consolidated assets of $163.9 million, deposits of $139.2 million, and stockholders' equity of $16.6 million.

Stock Market Information

Our common stock is traded on the over-the-counter market with quotations available on the OTC Bulletin Board under the symbol "RBLG."  The following table reflects high and low bid quotations for each quarter for the past two fiscal years.  No dividends were declared during this period.  The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Quarter Ended	High	Low

September 30, 2011	$ 4.65	$3.60
June 30, 2011	5.00	4.60
March 31, 2011	4.85	4.40
December 31, 2010	4.95	4.15
September 30, 2010	4.20	4.05
June 30, 2010	5.00	3.75
March 31, 2010	4.00	3.50
December 31, 2009	6.00	4.00

As of September 30, 2011 there were 1,686,527 shares of our common stock outstanding and approximately 481 holders of record.  This number does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms.  The Company’s most recent dividend was paid in December, 2008.  In order to conserve capital, however, the Board of Directors determined not to pay a dividend in the 2011 fiscal year and we do not anticipate paying a dividend in the 2012 fiscal year.  The payment of future dividends will be subject to the periodic review of the financial condition, results of operations and capital requirements of the Company and Bank.

Selected Consolidated Financial Information

	At or for the Year Ended September 30,
	2011	2010		2009
	(Dollars in thousands, except per share data)
Selected Balance Sheet Data:
Assets	$163,868	$166,758		$172,346
Loans receivable, net	108,616	111,967		118,428
Securities	42,927	40,720		41,566
Deposits	139,219	138,769		141,218
Borrowed funds	6,000	10,000		13,000
Stockholders' equity	16,630	16,116		16,267
Selected Results of Operations:
Interest income	6,892	7,744		8,580
Interest expense	1,761	2,276		3,149
Net interest income	5,131	5,467		5,431
Provision for loan losses	(150)	1,100		3,245
Non-interest income	481	512		698
Non-interest expense	5,068	5,305		5,228
Net income (loss)	440	(225)		(1,385)
Per Share Data:
Earnings (loss) per share - basic	0.27	(0.14)		(0.84)
Earnings (loss) per share - diluted	0.27	(0.14)		(0.84)
Book value per share	9.86	9.56		9.65
Weighted average basic shares outstanding	1,654,501	1,645,350		1,656,166
Weighted average diluted shares outstanding	1,654,501	1,645,350		1,656,166
Performance Ratios:
Return on average assets	0.27%	(0.14	) %	(0.83)
Return on average equity	2.70	(1.38)		(7.88)
Net interest rate spread	3.00	3.18		2.92
Net interest margin	3.28	3.50		3.37
Efficiency ratio	90.31	88.73		87.30
Dividend payout ratio	-	-		(11.90)
Average interest-earning assets to average
interest-bearing liabilities	124.77	121.63		123.14
Asset Quality Ratios:
Non-performing loans to total assets	0.53	2.95		3.98
Non-performing loans to total loans, net	0.80	4.26		5.66
Net charge-offs to average loans	1.58	0.70		1.10
Allowance for loan losses to total loans at period end	1.19	2.79		2.41
Allowance for loan losses to non-performing loans
at period end	149.17	65.32		42.54
Capital Ratios:
Average equity to average assets	9.94	9.84		10.47
Equity to assets at period end	10.15	9.66		9.44

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

Our methodology for analyzing the allowance for loan losses consists of several components.  Specific allocations are made for loans that are determined to be impaired.  A loan is considered to be impaired when, based on current information, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement.  For such loans, a specific allowance is established when the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral, adjusted for market conditions and selling expenses, is less than the carrying value of the loan.  The general allocation is determined by segregating the remaining loans into groups by type, purpose and classification and applying a reserve percentage to each group.  The reserve percentage is based on inherent losses associated with each type of lending, as well as historical loss factors.  We also look at the level of our allowance in proportion to nonperforming loans and total loans.  We have established an overall range that we have determined is prudent based on historical and industry data.  An unallocated allowance represents the excess of the total allowance, determined to be in the established range, over the specific and general allocations.

While we believe that we use the best information available to perform our loan loss allowance analysis, adjustments to the allowance in the future may be necessary.  Changes in underlying estimates could result in the requirement for additional provisions for loan losses.  For example, a rise in delinquency rates may cause us to increase the reserve percentages we apply to loan groups for purposes of calculating general allocations, or may require additional specific allocations for impaired loans.  In addition, actual loan losses may be significantly more than the reserves we have established.  Each of these scenarios would require additional provisions, which could have a material negative effect on our financial results.  The ratio of the allowance for loan losses to total loans outstanding was 1.19% and 2.79% at September 30, 2011 and 2010, respectively.  A 25% increase in this ratio would have increased the allowance by $326,000 and $802,000 at September 30, 2011 and 2010, respectively.

Business Strategy

Our business strategy has been to operate as a well-capitalized independent financial institution dedicated to providing convenient access and quality service at competitive prices.  Historically, we have sought to implement this strategy by maintaining a substantial part of our assets in loans secured by one-to-four family residential real estate located in our market area and home equity and consumer loans.  In recent years, we had diversified our portfolio to include a higher percentage of commercial real estate, multifamily and construction loans, which are generally secured by properties in our market area.  Under our Supervisory Agreement with the federal bank regulators, the Bank may generally not make new commercial loans without regulatory non-objection.  We continue to emphasize a variety of deposit and loan products, with the latter consisting primarily of one-to-four family mortgages and home equity loans.  We have grown our branch network, which has expanded our geographic reach, and may consider the acquisition of other financial institutions or branches.

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

 Exposure to interest rate risk is closely monitored by our management.  Our objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments.  In addition to various analyses, we use the Office of the Comptroller of the Currency’s (“OCC”) Net Portfolio Value ("NPV") Model, which calculates changes in net portfolio value, to monitor our exposure to interest rate risk.  NPV is equal to the estimated present value of assets minus the present value of liabilities plus the net present value of off-balance-sheet contracts.  The Interest Rate Risk Exposure Report shows the degree to which balance sheet line items and net portfolio value are potentially affected by a 100 to 300 basis point (1/100th of a percentage point) upward and downward parallel shift (shock) in the Treasury yield curve.

The following table represents our Net Portfolio Value calculations at September 30, 2011.  This data was calculated by the OCC, based upon information we provided to them.

				NPV as % of Present
	Net Portfolio Value			Value of Assets
Change	Estimated			NPV
in Rate	Amount	Change	% Change	Ratio (1)	Change (2)
	($ in thousands)

+300 bp	$15,841	$(3,053)	(16%)	9.60%	-150 bp
+200 bp	17,434	(1,459)	(8%)	10.42%	-68 bp
+100 bp	18,619	(275)	(1%)	11.01%	-10 bp
+50 bp	18,683	(211)	(1%)	11.02%	-9 bp
0 bp	18,894			11.10%
-50 bp	18,774	(120)	(1%)	11.02%	-8 bp
-100 bp	18,329	(564)	(3%)	10.78%	-32 bp

(1) Calculated as the estimated NPV divided by the present value of assets.
(2) Calculated as the increase (decrease) in the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

This table indicates that the Bank’s net portfolio value would be expected to decrease in the event of an increase or decrease in prevailing market rates.  The decrease in net portfolio value would be greater in the event of a rise in interest rates.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs, and should not be relied upon as indicative of actual results.  Certain shortcomings are inherent in such computations.  Although certain assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in market interest rates.  The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates.  Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset.  In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above.  Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Supervisory Agreement

On June 17, 2009, the Bank entered into a supervisory agreement with the Office of Thrift Supervision (“OTS”), the Bank’s primary federal regulator at that time, which restricts the Bank’s ability to engage in certain lending activities and required the Bank to take various corrective actions.  As a result of the supervisory agreement, the Bank became subject to certain regulations, which limit future asset growth and increase the Bank’s supervisory expenses.  The OCC, as successor to the OTS under the Dodd-Frank Act, has succeeded to the rights of the OTS under the supervisory agreement and the supervisory agreement will continue in effect until terminated by the OCC.

The supervisory agreement prohibits the Bank from making non-residential real estate loans, commercial loans, construction loans and loans secured by non-owner-occupied residential property (“investor loans”) or purchasing any loan participation without prior written non-objection, except for loans originated pursuant to legally binding commitments existing as of March 31, 2009, renewals or modifications of loans of $500,000 or less secured by properties in the Bank’s local lending area and originations of one-to-four family construction loans secured by property in the Bank’s local lending area under binding sale contracts to an owner-occupant with permanent financing.  The agreement further required the Bank to adopt a plan for reducing its concentrations in non-residential real estate loans, investor loans, participation loans and construction loans and for reducing criticized assets.  The Bank was also required to adopt a new loan loss allowance policy and correct loan underwriting and credit administration weaknesses cited in the examination report.  Finally, the agreement prohibits the Bank from taking brokered deposits without prior regulatory approval.  The supervisory agreement remains in effect until modified, suspended or terminated by the regulators.

As a result of the supervisory agreement, the Bank has also become subject to certain regulations that prohibit it from increasing its total assets during any quarter in excess of an amount equal to net interest credited on deposits for the quarter without regulatory approval.  The Bank will also be assessed at a higher rate for examinations and supervision and by the FDIC for federal deposit insurance.

The Bank believes that it in is compliance with the terms of the supervisory agreement.

Comparison of Financial Condition at September 30, 2011 and 2010

Assets.  Total assets decreased $2.9 million, or 1.7%, to $163.9 million at September 30, 2011, from $166.8 million at September 30, 2010.  This decrease is primarily attributable to a $3.4 million decrease in net loans receivable, partially offset by a $900,000 increase in real estate owned.  Investment securities increased by $2.2 million at September 30, 2011 from September 30, 2010, while cash and cash equivalents decreased by the same amount during the same period.  The loans receivable, net portfolio decreased by 3.0%, to $108.6 million at September 30, 2011 from $112.0 million at September 30, 2010.  Balances in all categories of commercial-purpose loans decreased during the 2011 fiscal year, including construction loans, commercial real estate, multifamily, non-owner-occupied one-to-four family loans and commercial loans, while balances of mortgage loans secured by owner-occupied one-to-four family residences increased.  In the second quarter of fiscal 2009, as problem assets grew quickly and dramatically, and upon the issuance of the supervisory agreement, we suspended virtually all new commercial lending.  In addition, we adopted a plan to reduce our levels of commercial real estate, investor, participation and construction loans.  We continue to lend to consumers for mortgages, home equity and other consumer loans. The one-to-four family and home equity loan portfolios represent 83.0% of loans receivable, net at September 30, 2011 and 79.8% at September 30, 2010.  Real estate owned (“REO”) increased to $1.6 million at September 30, 2011 from $749,000 at September 30, 2010.  During 2011, we acquired nine additional REO properties.  We were also able to successfully dispose of a total of nine properties with an aggregate net book value of $929,000, leaving us with eight properties at September 30, 2011.

Liabilities.  Total liabilities decreased $3.4 million to $147.2 million at September 30, 2011 from $150.6 million at September 30, 2010.  Borrowed funds decreased by $4.0 million, to $6.0 million at September 30, 2011 from $10.0 million at September 30, 2010, while deposits increased by $450,000 during the same period, to $139.2 million at September 30, 2011, from $138.8 million at September 30, 2010.  While total deposits increased just 0.3%, there was a significant shift in the composition of deposits, as transaction and savings accounts increased by $5.2 million, or 7.4% at September 30, 2011 compared to September 30, 2010, while certificates of deposit decreased by $4.8 million, or 7.0% during the same period.  This is in line with our strategy to increase our core (non-certificate of deposit) accounts. Our ratio of core deposit accounts to total deposits likewise continued to increase, to 54.2% at September 30, 2011, from 50.6% at September 30, 2010.

Stockholders’ Equity.  Stockholder’s equity increased to $16.6 million at September 30, 2011, from $16.1 million at September 30, 2010, primarily due to fiscal 2011 net income of $440,000.

Average Balance Sheet, Interest Rates and Yields

The following tables set forth certain information relating to our average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated.  Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	Year Ended September 30, 2011			Year Ended September 30, 2010
	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$111,042	$5,585	5.03%	$115,304	$6,200	5.38%
Investment securities	42,051	1,270	3.02	39,476	1,503	3.81
Other interest-earning assets (2)	3,153	37	1.17	1,559	41	2.63
Total interest-earning assets	156,246	6,892	4.41	156,339	7,744	4.95
Non-interest-earning assets	7,358			9,015
Total assets	$163,604			$165,354

Interest-bearing liabilities:
Interest-bearing checking	$7,609	17	0.22	$7,002	14	0.20
Savings accounts	19,027	37	0.19	17,834	53	0.30
Money market accounts	26,516	210	0.79	22,576	245	1.09
Certificates of deposit	64,945	1,290	1.99	70,202	1,626	2.32
Total interest-bearing deposits	118,097	1,554	1.32	117,614	1,938	1.65
Borrowings	7,132	207	2.90	10,918	339	3.11
Total interest-bearing liabilities	125,229	1,761	1.41	128,532	2,277	1.77
Non-interest-bearing liabilities (3)	22,114			20,556
Total liabilities	147,343			149,088
Stockholders’ equity	16,261			16,266
Total liabilities and stockholders’ equity	$163,604			$165,354
Net interest income		$5,131			$5,467
Interest rate spread (4)			3.00%			3.18%
Net interest margin (5)			3.28%			3.50%
Ratio of average interest-earning assets
to average interest-bearing liabilities			124.77%			121.63%

(1)	Average balances include non-accrual loans. Interest income includes amortization of net deferred loan fees and (costs) of $(19,800) and $(18,600) for the fiscal years 2011 and 2010, respectively.
(2)	Includes interest-bearing deposits in other financial institutions and FHLB stock. Tax exempt interest is not presented on a taxable equivalent basis.
(3)	Includes average non-interest-bearing deposits of $20,280,000 and $19,069,000 for the years ended September 30, 2011 and 2010, respectively.
(4)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

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

	Year Ended September 30,			Year Ended September 30,
	2011 vs. 2010			2010 vs. 2009
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$(224)	$(391)	$(615)	$(66)	$(238)	$(304)
Investment securities	93	(326)	(233)	(122)	(400)	(522)
Other interest-earning assets	27	(31)	(4)	(19)	9	(10)
Total interest-earning assets	(104)	(748)	(852)	(207)	(629)	(836)

Interest-bearing liabilities:
Interest-bearing checking	1	2	3	(2)	(1)	(3)
Savings accounts	3	(19)	(16)	5	(32)	(27)
Money market accounts	38	(73)	(35)	41	(76)	(35)
Certificates of deposit	(115)	(221)	(336)	(67)	(665)	(732)
Borrowings	(111)	(21)	(132)	(102)	27	(75)
Total interest-bearing liabilities	(184)	(332)	(516)	(125)	(747)	(872)

Net interest income	$80	$(416)	$(336)	$(82)	$118	$36

Comparison of Results of Operations for the Years Ended September 30, 2011 and 2010

Net Income (Loss).  For the year ended September 30, 2011, the Company reported net income of $440,000, or $.27 per diluted share, compared to a net loss of $225,000, or $(.14) per diluted share, for the year ended September 30, 2010.  Net income before income tax increased by $1.1 million for the year ended September 30, 2011 compared to the same 2010 period.  The change for fiscal 2011 is largely the result of the change in the provision for loan losses.  In fiscal 2010, we recorded $1.1 million in loan loss provisions, while in fiscal 2011 we recorded a net reversal of $150,000 in loan loss provisions, partly due to significant recoveries during the year.

Interest Income. The average balance of total interest-earning assets for the year ended September 30, 2011 decreased by $93,000 compared to the year ended September 30, 2010, while the average yield decreased to 4.41% from 4.95%.  The decrease in total interest income of $852,000 for the year ended September 30, 2011 is comprised primarily of a decrease in interest income of $615,000 on loans receivable and a decrease of $233,000 in interest income on investment securities.  Average loan receivable balances decreased by $4.3 million for the year ended September 30, 2011 compared to the same 2010 period, while the average yield decreased to 5.03% from 5.38%.  The decline in yield is due to the decline in portfolio rates as adjustable-rate loans repriced downwards, higher-rate loans paid down and new loans came into the portfolio at lower rates, reflecting lower market rates.  For the year ended September 30, 2011, the average balance of securities increased by $2.6 million compared to the same 2010 period, while the average yield decreased to 3.02% from 3.81%.  The average balance of other interest-earning assets increased by $1.6 million for the year ended September 30, 2011 compared to the same 2010 period, while the average yield decreased to 1.17% from 2.63%.

Interest Expense. The average balance of interest-bearing liabilities decreased by $3.3 million for the year ended September 30, 2011 compared to the same 2010 period, while the average cost decreased to 1.41% from 1.77%.  The decrease in total interest expense of $516,000 for the year ended September 30, 2011 is comprised of a $384,000 decrease in interest expense on deposits and a $132,000 decrease in interest expense on borrowings.  Average interest-bearing deposit balances increased by $483,000 with a decrease in the average cost to 1.32% for the year ended September 30, 2011, compared to 1.65% for the same 2010 period.  The decrease in deposit rates is a reflection of the decline in market rates and a shift to core deposits from certificates of deposit.  Average borrowings decreased by $3.8 million, with a decrease in the average cost to 2.90% from 3.11%.

Net Interest Income. Net interest income decreased to $5.1 million for the year ended September 30, 2011, compared to $5.5 million for the year ended September 30, 2010.  The Company’s spread and margin declined during the year, as the average yield on total interest-earning assets decreased by more than the decrease in the average cost of funds.  The yield on total interest-earning assets for the year ended September 30, 2011 decreased by 54 basis points compared to the year ended September 30, 2010, while the overall cost of funds decreased 36 basis points for the same period. As a result, the interest rate spread decreased by 18 basis points, to 3.00% for the year ended September 30, 2011 compared to 3.18% for the year ended September 30, 2010.  The net interest margin decreased by 22 basis points, to 3.28% from 3.50%, in the same time period.

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

Our allowance for loan losses consists of two components: general and specific allowances.  Specific valuation allowances are created for impaired loans when the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral, is less than the carrying value of the loan.  A loan is considered to be impaired when, based on current information, it is probable that we will be unable to collect all amounts due according to the original contractual terms of the loan agreement.  A general valuation allowance is determined by applying estimated loss factors to various aggregate loan categories.  The allowance level is reviewed on a quarterly basis, at a minimum.

 Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment.  The allowance for loan losses is maintained at a level that represents management's best estimate of losses in the loan portfolio at the balance sheet date.  However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future, or that additional provisions for losses will not be required.  In addition, regulatory agencies, as part of their examination process, periodically review the allowance for loan losses and may require us to recognize adjustments to the allowance based on their judgment regarding the adequacy of the allowance for loan losses at the time of their examination.

For the year ended September 30, 2011, we recorded a net reversal of loan loss provisions in the amount of $150,000, compared to provisions of $1.1 million for the same 2010 period.  Loan charge-offs for the year ended September 30, 2011 were $2.1 million (1.88% of average loans outstanding) compared to $812,000 (0.70% of average loans outstanding) for the prior year.  The charge-offs of $2.1 million in fiscal 2011 were recorded upon the write-down to fair value, less estimated costs to sell, of properties acquired through foreclosure or by deed in lieu of foreclosure and the charge-off of other balances deemed uncollectible.  In fiscal 2011, $1.8 million of the charge-offs relates to two large non-performing loans that were resolved.   One loan for $1.7 million went to a sheriff’s sale and the property was acquired, with $1.1 million charged off upon the transfer to REO.  Another loan, with a balance of $800,000, was sold, with a charge-off of $700,000.  In fiscal 2011, we also recorded recoveries totaling $339,000 compared to recoveries of less than $500 in fiscal 2010.  The allowance for loan losses was $1.3 million or 1.19% of total loans outstanding at September 30, 2011, compared to $3.2 million or 2.79% of total loans outstanding at September 30, 2010.  Non-performing loans, expressed as a percentage of total loans, decreased to .80% at September 30, 2011 from 4.26% at September 30, 2010.  The ratio of the allowance for loan losses to non-performing loans increased to 1.49 times at September 30, 2011 from 0.65 times at September 30, 2010.

The following table sets forth information regarding non-performing loans and real estate owned, as of the dates indicated.
	September 30,
	2011	2010
	(In thousands)
Non-accrual loans	$684	$4,650
Accruing loans past due 90 days or more	191	261
Total non-performing loans	875	4,911
Real estate owned	1,611	749
Total non-performing assets	$2,486	$5,660

As of September 30, 2011, non-accrual loans consist of six loans with balances ranging from $14,000 to $335,000, in various stages of collection, workout and foreclosure.

For non-accrual loans outstanding at September 30, 2011 the Company would have recorded $36,000 in interest income for the year then ended, had the loans been current in accordance with their original terms.  Interest income of $12,000 on these loans was included in net income for the fiscal year.  Not included in the above table as of September 30, 2011 and 2010 are $1.6 million and $1.2 million, respectively, in loans that were restructured in troubled debt restructurings and are performing in accordance with the modified terms.  Approximately $220,000 of the allowance for loan losses relates to non-performing loans at September 30, 2011.

Real estate owned consists of eight properties of various types, with net book values ranging from $28,000 to $637,000.

Non-interest Income. Non-interest income decreased $31,000, or 6.1%, to $481,000 for the year ended September 30, 2011, compared to $512,000 for same period in 2010.  The decrease in non-interest income is primarily attributable to a decrease in account servicing and other fees, partially offset by an increase in gain on sale of loans.   Account servicing and other fees decreased to $382,000 for the year ended September 30, 2011 from $424,000 for the same 2010 period, primarily due to lower non-sufficient and uncollected fund fees. Gain on sale of loans increased to $14,000 from $2,000 for the same periods due to a higher volume of loans sold in 2011 as a result of a strong refinance market early in the year.

Non-interest Expense.  Non-interest expense decreased $237,000, or 4.5%, to $5.1 million for the year ended September 30, 2011, from $5.3 million for the same period in 2010.  The decrease in non-interest expense resulted primarily from a decrease in real estate owned expense, net, which decreased by $240,000, to $356,000 for the year ended September 30, 2011 from $596,000 for the same period in 2010.  REO expense includes provisions for REO losses, the holding costs of REO properties and the net loss on the sale of properties, reduced by the receipt of rental income on leased properties.  Lower provisions for REO losses accounted for the majority of the decrease in fiscal 2011.  While REO expenses declined significantly in fiscal 2011, they were still a significant amount.  Other changes in fiscal 2011 compared to fiscal 2010 include a $45,000, or 2.0%, increase in compensation and benefits, a $33,000, or 6.3% decrease in occupancy and equipment expense, a $48,000, or 15.0%, decrease in federal deposit insurance premiums and a $46,000, or 4.4%, increase in other expenses. Compensation and benefits increased largely due to the addition of a Chief Credit Officer to our management team.  Occupancy and equipment expense decreased primarily due to a decrease in depreciation expense, as a number of fixed assets became fully depreciated.  The decrease in federal deposit insurance premiums is a result of a change in the calculation of FDIC assessments for all institutions, effective April 1, 2011.  The base on which the assessments are calculated changed, as well as the rates, resulting in a significant decrease in our assessment.  The increase in other expense is largely attributable to expenses incurred as we converted to a new vendor for our ATM and debit card processing as well as check and debit card losses.

Income Taxes.  For the year ended September 30, 2011, the Company recorded income tax expense of $254,000, resulting in an effective tax rate of 36.7%.  The Company recorded a tax benefit of $201,000 for the year ended September 30, 2010, resulting in an effective tax benefit rate of 47.2%.  The change in the effective tax rates is due to book / tax differences.

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

Our liquidity, represented by cash and cash equivalents and investment securities, is a product of our operating, investing and financing activities.  Our primary sources of liquidity are deposits, loan and investment security repayments and sales, and borrowed funds.  While scheduled payments from the amortization and maturity of loans, investment securities and short-term investments are relatively predictable sources of funds, deposit flows, loan and mortgage-backed security prepayments and investment security calls are greatly influenced by general interest rates, economic conditions and competition.  We monitor projected liquidity needs to ensure that adequate liquidity is maintained on a daily and long-term basis.  We have the ability to borrow from the FHLB of New York, or others, should the need arise.  As of September 30, 2011, we had $6.0 million in outstanding borrowings from the FHLB of New York.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements.  We have approved lines of credit unused but accessible to borrowers totaling $13.0 million and $12.5 million at September 30, 2011 and 2010, respectively.

At September 30, 2011 and 2010, we had $4.0 million and $5.2 million in outstanding commitments to fund loans, respectively.  There were $1.1 million and $1.3 million in outstanding commitments to sell loans at September 30, 2011 and 2010, respectively.  There were no outstanding commercial letters of credit or commitments to purchase or sell investment securities at September 30, 2011 or 2010.

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

In January, 2011 the FASB issued Accounting Standards Update (“ASU”) No. 2011-01, Receivables (Topic 310):  Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.  Under the effective date in ASU 2010-20, public-entity creditors would have provided disclosures about troubled debt restructurings for periods beginning on or after December 15, 2010.  In 2011-01, the new disclosures were anticipated to be effective for interim and annual periods ending after June 15, 2011.  ASU 2011-01 did not defer the effective date of the other disclosure requirements of ASU 2010-20.

In April, 2011, the FASB issued ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring.  This update provides additional guidance to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring.  It also provides for disclosure of previously deferred information for interim and annual periods beginning on or after June 15, 2011.

In May, 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  The amendments in this update result in common fair value measurement and disclosure requirements in U.S. Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”) and change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, it is not intended for the amendments to result in a change in the application of the requirements in Topic 820.  Some of the amendments clarify the intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The amendments are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011.

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that, as of September 30, 2011, our internal control over financial reporting was effective.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Roebling Financial Corp, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Roebling Financial Corp, Inc. and Subsidiary, as of September 30, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roebling Financial Corp, Inc. and Subsidiary, at September 30, 2011 and 2010, and the results of their operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

December 23, 2011

534 Union Boulevard ▪ Totowa Boro, NJ 07512 ▪ 973.595.5300 phone ▪ 973.595.5890 fax ▪ www.fasbhome.com

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
	September 30,
	2011	2010
Assets

Cash and due from banks	$747,508	$908,152
Interest-bearing deposits	3,080,866	5,110,630

Total cash and cash equivalents	3,828,374	6,018,782

Securities available for sale	42,817,596	40,592,885
Securities held to maturity; approximate fair value of
$113,000 (2011) and $132,000 (2010), respectively	109,236	127,306
Loans receivable, net	108,615,855	111,967,100
Real estate owned	1,611,351	749,310
Accrued interest receivable	515,422	503,831
Federal Home Loan Bank of New York stock, at cost	545,300	745,500
Premises and equipment	3,158,720	3,223,924
Other assets	2,665,815	2,829,024

Total assets	$163,867,669	$166,757,662

Liabilities and stockholders' equity

Liabilities

Deposits	$139,218,832	$138,768,915
Borrowed funds	6,000,000	10,000,000
Advances from borrowers for taxes and insurance	525,300	455,803
Other liabilities	1,493,760	1,417,337

Total liabilities	147,237,892	150,642,055

Commitments and contingencies	-	-

Stockholders' equity

Serial preferred stock, par value $.10, authorized 5,000,000
shares, no shares issued	-	-
Common stock; par value $.10; 20,000,000 shares authorized
and 1,718,473 shares issued	171,847	171,847
Additional paid-in-capital	10,313,756	10,348,052
Treasury stock, at cost; 31,946 shares	(190,398)	(190,398)
Unallocated employee stock ownership plan shares	(232,696)	(310,261)
Unallocated restricted stock plan shares	(87,280)	(93,041)
Deferred compensation obligation	284,760	239,893
Stock purchased for deferred compensation plan	(284,760)	(239,893)
Retained earnings - substantially restricted	5,941,578	5,502,021
Accumulated other comprehensive income (loss):
Unrealized gain on securities available for sale, net of tax	810,577	812,867
Defined benefit plan, net of tax	(97,607)	(125,480)

Total stockholders' equity	16,629,777	16,115,607

Total liabilities and stockholders' equity	$163,867,669	$166,757,662

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended
	September 30,
	2011	2010

Interest income:
Loans receivable	$5,585,487	$6,200,022
Securities	1,270,132	1,502,612
Other interest-earning assets	36,673	41,238

Total interest income	6,892,292	7,743,872

Interest expense:
Deposits	1,554,406	1,937,714
Borrowed funds	206,888	338,746

Total interest expense	1,761,294	2,276,460

Net interest income	5,130,998	5,467,412
Provision for (recovery of) loan losses	(150,000)	1,100,000

Net interest income after provision for
(recovery of) loan losses	5,280,998	4,367,412

Non-interest income:
Loan fees	85,453	86,389
Account servicing and other	381,560	423,557
Gain on sale of loans	13,963	1,973

Total non-interest income	480,976	511,919

Non-interest expense:
Compensation and benefits	2,333,865	2,288,409
Occupancy and equipment	491,312	524,308
Service bureau and data processing	528,079	536,090
Federal deposit insurance premiums	270,891	318,736
Real estate owned expense, net	356,465	596,331
Other	1,087,403	1,041,395

Total non-interest expense	5,068,015	5,305,269

Income (loss) before income tax (benefit)	693,959	(425,938)
Income tax (benefit)	254,402	(200,938)

Net income (loss)	$439,557	$(225,000)

Basic and diluted earnings (loss) per common share	$0.27	$(0.14)

Weighted average shares outstanding - basic and diluted	1,654,501	1,645,350

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended
	September 30,
	2011	2010

Net income (loss)	$439,557	$(225,000)

Other comprehensive income (loss):
Unrealized net holding gains (losses) on securities
available for sale, net of tax (benefit) of $(1,523)
and $9,840, respectively	(2,290)	14,797
Adjustment to minimum pension liability, net of tax
of $18,535 and $6,329, respectively	27,873	9,517

Comprehensive income (loss)	$465,140	$(200,686)

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

							Common		Accumulated
		Additional		Unallocated	Unallocated	Deferred	Stock for		Other
	Common	Paid-in	Treasury	ESOP	RSP	Compensation	Deferred	Retained	Comprehensive
	Stock	Capital	Stock	Shares	Shares	Obilgation	Compensation	Earnings	Income (Loss)	Total

Balance - September 30, 2009	$171,847	$10,379,826	$(190,398)	$(387,826)	$(96,374)	$187,121	$(187,121)	$5,727,021	$663,073	$16,267,169

Net loss	-	-	-	-	-	-	-	(225,000)	-	(225,000)
Amortization of ESOP shares	-	(38,154)	-	77,565	-	-	-	-	-	39,411
Change in unrealized gain (loss) on securities available for sale, net of tax	-	-	-	-	-	-	-	-	14,797	14,797
Deferred compensation plan	-	-	-	-	-	52,772	-	-	-	52,772
Common stock acquired for deferred compensation plan	-	-	-	-	-	-	(52,772)	-	-	(52,772)
Allocation of RSP shares	-	9,181	-	-	3,333	-	-	-	-	12,514
Tax expense of stock benefit plans	-	(2,801)	-	-	-	-	-	-	-	(2,801)
Adjustment to minimum pension liability, net of tax	-	-	-	-	-	-	-	-	9,517	9,517

Balance - September 30, 2010	171,847	10,348,052	(190,398)	(310,261)	(93,041)	239,893	(239,893)	5,502,021	687,387	16,115,607

Net income	-	-	-	-	-	-	-	439,557	-	439,557
Amortization of ESOP shares	-	(36,171)	-	77,565	-	-	-	-	-	41,394
Change in unrealized gain (loss) on securities available for sale, net of tax	-	-	-	-	-	-	-	-	(2,290)	(2,290)
Deferred compensation plan	-	-	-	-	-	44,867	-	-	-	44,867
Common stock acquired for deferred compensation plan	-	-	-	-	-	-	(44,867)	-	-	(44,867)
Allocation of RSP shares	-	5,520	-	-	5,761	-	-	-	-	11,281
Tax expense of stock benefit plans	-	(3,645)	-	-	-	-	-	-	-	(3,645)
Adjustment to minimum pension liability, net of tax	-	-	-	-	-	-	-	-	27,873	27,873

Balance - September 30, 2011	$171,847	$10,313,756	$(190,398)	$(232,696)	$(87,280)	$284,760	$(284,760)	$5,941,578	$712,970	$16,629,777

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	September 30,
	2011	2010

Cash flows from operating activities:
Net income (loss)	$439,557	$(225,000)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Depreciation	126,070	158,257
Amortization of premiums and discounts, net	43,794	54,976
Amortization of deferred loan fees and costs, net	19,809	18,566
Provision for (recovery of) loan losses	(150,000)	1,100,000
Provision for loss on real estate owned	309,236	482,385
Loss on sale of real estate owned	819	15,847
Origination of loans held for sale, net of repayments	(4,313,438)	(1,773,470)
Gain on sale of loans	(13,963)	(1,973)
Proceeds from sale of loans held for sale	4,833,001	1,269,843
Loss on disposition of premises and equipment	2,097	-
Decrease (increase) in other assets	111,397	(499,947)
(Increase) decrease in accrued interest receivable	(11,591)	105,382
Increase in other liabilities	103,698	30,303
Amortization/allocation of ESOP and RSP	52,675	51,925
Increase in deferred compensation stock obligation	44,867	52,772

Net cash provided by operating activities	1,598,028	839,866

Cash flows from investing activities:
Purchase of securities available for sale	(25,052,481)	(21,793,940)
Proceeds from payments and maturities of
securities available for sale	22,780,182	22,588,519
Proceeds from payments and maturities
of securities held to maturity	18,052	20,681
Proceeds from sale of loans	76,800	-
Loan payments (disbursements), net	851,427	5,155,965
Proceeds from sale of real estate owned	928,441	647,473
Redemption of Federal Home Loan Bank Stock	200,200	113,800
Purchase of premises and equipment	(62,963)	(88,847)

Net cash (used in) provided by investing activities	(260,342)	6,643,651

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

	Year Ended
	September 30,
	2011	2010

Cash flows from financing activities:
Net increase (decrease) in deposits	449,917	(2,449,170)
Net (decrease) increase in short-term borrowed funds	(3,000,000)	3,000,000
Repayment of long-term borrowed funds	(1,000,000)	(6,000,000)
Increase (decrease) in advance payments by borrowers
for taxes and insurance	66,856	(37,080)
Purchase of common shares for deferred compensation plan	(44,867)	(52,772)

Net cash used in financing activities	(3,528,094)	(5,539,022)

Net (decrease) increase in cash and cash equivalents	(2,190,408)	1,944,495

Cash and cash equivalents - beginning	6,018,782	4,074,287

Cash and cash equivalents - ending	$3,828,374	$6,018,782

Supplemental Disclosures of Cash Flow Information

Cash paid for:
Interest on deposits and borrowed funds	$1,762,913	$2,277,140

Income taxes (refunds), net	$161,493	$(432,185)

Transfers to real estate owned	$2,100,537	$692,015

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

Concentration of Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, investment and mortgage-backed securities and loans. Cash and cash equivalents include amounts placed with highly rated financial institutions. Investment securities include securities backed by the U.S. Government and other highly rated instruments.  The Company's lending activity is concentrated in loans secured by real estate located in the State of New Jersey.  The Company's loan portfolio is predominantly made up of 1-to-4 family residential mortgage and home equity loans, the majority of which are secured by properties located in Burlington County.  These loans are secured by lien positions on the respective real estate properties and are subject to the Company's loan underwriting policies.  In general, the Company's loan portfolio performance is dependent upon the local economic conditions.

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

An individual security is considered impaired when the fair value of such security is less than its amortized cost. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are temporary or “other-than-temporary” in accordance with applicable accounting guidance.  The Company accounts for temporary impairments based upon security classification as either available for sale or held to maturity.  Temporary impairments on available-for-sale securities are recognized on a tax-effected basis through other comprehensive income, with offsetting entries adjusting the carrying value of the securities and deferred income taxes.  Temporary impairments of held-to-maturity securities are not recognized in the consolidated financial statements.  Information concerning the amount and duration of impairments on securities is disclosed in the notes to the consolidated financial statements.

Other-than-temporary impairments on debt securities that the Company has decided to sell or will more likely than not be required to sell prior to the full recovery of their fair value at a level at, or exceeding, amortized cost are recognized in earnings.  Otherwise, the other-than-temporary impairment is bifurcated into credit related and non-credit-related components.  The credit-related impairment generally represents the amount by which the present value of the cash flows expected to be collected on a debt security falls below its amortized cost.  The non-credit-related component represents the remaining portion of the impairment not otherwise designated as credit-related.  Credit-related other-than-temporary impairments are recognized in earnings while non-credit-related other-than-temporary impairments are recognized, net of deferred income taxes, in other comprehensive income.

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

An allowance for loan losses is maintained at a level considered necessary to provide for loan losses based upon the evaluation of known and inherent losses in the loan portfolio.  Management of the Company, in determining the allowance for loan losses, considers the credit risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions.  The Company utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio.  The

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Loans and Allowance for Loan Losses (Cont’d)

Company maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of impaired problem loans.  Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers.  A loan is deemed to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Company does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. General valuation allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, loan classification, current economic conditions and management's judgment.

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

The Company accounts for its transfers and servicing of financial assets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 860, Transfers and Servicing. Transfers of financial assets for which the Company has surrendered control of the financial assets are accounted for as sales to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Retained interests in a sale or securitization of financial assets are measured at the date of transfer by allocating the previous carrying amount between the assets transferred and based on their relative estimated fair values. The fair values of retained servicing rights and any other retained interests are determined based on the present value of expected future cash flows associated with those interests and by reference to market prices for similar assets. There were no transfers of financial assets to related or affiliated parties. As of September 30, 2011 and 2010, the Company has not recorded mortgage servicing assets due to the immateriality of the amount that would have been capitalized based upon the limited amount of assets serviced by the Company.

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

Federal Home Loan Bank of New York Stock

As a member of the Federal Home Loan Bank of New York (“FHLB”), the Bank is required to acquire and hold shares of FHLB stock.  The holding requirement varies based on certain activities, primarily mortgage-related assets and borrowings, with the FHLB.  The investment in FHLB stock is carried at cost.  The Bank conducts a periodic review and evaluation of FHLB stock to determine if any impairment exists.  Management has determined that no other-than-temporary impairment existed as of, and for the years ended, September 30, 2011 and 2010.

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

Effective October 1, 2007, the Company adopted the provisions of ASC Topic 740, “Income Taxes,” concerning accounting for uncertainty in income taxes. The provisions provide clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC Topic 740. The provisions prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provide guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognized no adjustment for unrecognized income tax benefits for the years ended September 30, 2011 or 2010. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the years ended September 30, 2011 or 2010. The tax years subject to examination by the taxing authorities are the years ended September 30, 2011, 2010, 2009 and 2008.

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

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Earnings Per Share (Cont’d)

The following is a summary of the Company’s earnings per share calculations:

	Year Ended
	September 30,
	2011	2010

Net income (loss)	$439,557	$(225,000)

Weighted average common shares
outstanding for computation of
basic EPS (1)	1,654,501	1,645,350

Common-equivalent shares due to
the dilutive effect of stock options
and RSP awards	-	-

Weighted-average common shares
for computation of diluted EPS	1,654,501	1,645,350

Earnings (loss) per common share:
Basic	$0.27	$(0.14)
Diluted	$0.27	$(0.14)

(1) Excludes unallocated ESOP shares

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Subsequent Events

The Company has considered whether any events or transactions occurring after September 30, 2011 would require recognition or disclosure in the financial statements as of or for the year ended September 30, 2011. The evaluation was conducted through the date these financial statements were issued.  No such subsequent events were identified.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  2.  SECURITIES AVAILABLE FOR SALE

	September 30, 2011
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Investment Securities
U.S. Government and Agency Securities:
Due after one year through five years	$8,000,000	$120,410	$-	$8,120,410
Due after five years through ten years	10,997,704	58,196	930	11,054,970

Marketable Equity Securities	2,888	-	2,792	96

Mortgage-backed Securities:
GNMA	3,364,585	113,185	-	3,477,770
FHLMC	11,182,541	652,588	450	11,834,679
FNMA	7,920,265	409,406	-	8,329,671

	$41,467,983	$1,353,785	$4,172	$42,817,596

	September 30, 2010
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Investment Securities
U.S. Government and Agency Securities:
Due after one year through five years	$4,000,000	$33,440	$-	$4,033,440
Due after five years through ten years	10,748,648	55,347	2,810	10,801,185

Marketable Equity Securities	2,888	-	2,780	108

Mortgage-backed Securities:
GNMA	3,154,034	94,307	-	3,248,341
FHLMC	11,347,975	724,496	-	12,072,471
FNMA	9,985,915	451,425	-	10,437,340

	$39,239,460	$1,359,015	$5,590	$40,592,885

Securities available for sale with a carrying value of approximately $1,962,000 and $2,561,000, as of September 30, 2011 and 2010, respectively, are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act (GUDPA). Securities with a carrying value of approximately $16,196,000 and $17,379,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2011 and 2010, respectively. In addition, securities with a carrying value of approximately $1,035,000 and $1,006,000 are pledged as collateral to the Federal Reserve Bank as of September 30, 2011 and 2010, respectively.

Provided below is a summary of securities available for sale which were in an unrealized loss position at September 30, 2011 and 2010.  Approximately $2,800 or 67% and $2,800 or 50% of the unrealized loss, as of September 30, 2011 and 2010, respectively, was comprised of securities in a continuous loss position for twelve months or more.  The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  2.  SECURITIES AVAILABLE FOR SALE (Cont’d)

	September 30, 2011
	Under One Year		One Year or More

		Gross		Gross
	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Loss	Fair Value	Loss

U.S. Government and Agency Securities	$999,070	$930	$-	$-

Marketable Equity Securities	-	-	96	2,792

Mortgage-backed securities	1,026,552	450	-	-

Total available for sale	$2,025,622	$1,380	$96	$2,792

	September 30, 2010
	Under One Year		One Year or More

		Gross		Gross
	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Loss	Fair Value	Loss

U.S. Government and Agency Securities	$1,997,190	$2,810	$-	$-

Marketable Equity Securities	-	-	108	2,780

Total available for sale	$1,997,190	$2,810	$108	$2,780

  3.  SECURITIES HELD TO MATURITY

	September 30, 2011
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Mortgage-backed Securities:
GNMA	$20,391	$774	$-	$21,165
FHLMC	49,426	2,108	-	51,534
FNMA	39,419	542	-	39,961

	$109,236	$3,424	$-	$112,660

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  3.  SECURITIES HELD TO MATURITY (Cont’d)

	September 30, 2010
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Mortgage-backed Securities:
GNMA	$22,120	$700	$-	$22,820
FHLMC	54,018	2,268	21	56,265
FNMA	51,168	2,223	-	53,391

	$127,306	$5,191	$21	$132,476

Securities held to maturity with a carrying value of approximately $16,000 and $17,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2011 and 2010, respectively.

  4.  LOANS RECEIVABLE, NET

	September 30,
	2011	2010

Mortgage loans:
One-to-four family residential	$63,231,593	$61,113,082
Multi-family residential	2,880,208	2,993,818
Commercial real estate	15,925,799	18,935,564
Construction and land	369,918	2,814,368

	82,407,518	85,856,832

Consumer and other loans:
Home equity	26,922,786	28,250,278
Other consumer	233,174	356,837
Commercial	546,116	742,973

	27,702,076	29,350,088

Total loans	110,109,594	115,206,920

Less:
Loans in process	227,500	57,503
Net deferred loan origination fees (costs)	(38,261)	(25,534)
Allowance for loan losses	1,304,500	3,207,851

	1,493,739	3,239,820

	$108,615,855	$111,967,100

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  4.  LOANS RECEIVABLE, NET (Cont’d)

The activity with respect to loans to directors, officers and associates of such persons is as follows:

	Year Ended
	September 30,
	2011	2010

Balance - beginning	$696,485	$755,288
Loan disbursements	288,887	45,014
Collection of principal	(233,169)	(103,817)
Other changes	(48,000)	-

Balance - ending	$704,203	$696,485

Activity in the allowance for loan losses is summarized as follows:
	Year Ended
	September 30,
	2011	2010

Balance - beginning	$3,207,851	$2,919,597
Provision for (recovery of) loan losses	(150,000)	1,100,000
Charge-offs	(2,091,934)	(812,229)
Recoveries	338,583	483

Balance - ending	$1,304,500	$3,207,851

The Company has segmented its loans into three portfolio segments of residential, commercial purpose and consumer. It has further disaggregated these segments into additional classes of loans. The residential portfolio segment includes loans to consumers, secured by one-to-four family residential properties that are generally owner-occupied. This portfolio segment includes two classes, mortgage loans and home equity loans. Commercial purpose loans are one segment and one class of receivable. These are loans made to individuals and businesses for business purposes. They are generally collateralized by commercial real estate, residential properties (one-to-four or multifamily), land or business assets, and may be provided for permanent or construction financing. The consumer portfolio segment includes non-mortgage loans to individuals for consumer purposes. They are further categorized into three classes, including account loans, unsecured loans and other loans. The following table reflects the aging and accrual status of the Company’s loan portfolio by portfolio segment and class as of September 30, 2011:

	Past Due					Total
	30-59	60-89	90+			Loans	Non-	90+ and
	Days	Days	Days	Total	Current	Receivable	Accrual	Accruing
				(In thousands)
Residential:
Mortgage	$36	$-	$209	$245	$55,882	$56,127	$209	$-
Home equity	91	72	140	303	26,620	26,923	140	-
Commercial purpose	-	-	526	526	26,073	26,599	335	191
Consumer:
Account loans	-	-	-	-	47	47	-	-
Unsecured	-	-	-	-	79	79	-	-
Other	36	-	-	36	71	107	-	-
	$163	$72	$875	$1,110	$108,772	$109,882	$684	$191

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  4.  LOANS RECEIVABLE, NET (Cont’d)

Additional interest income that would have been recognized on non-accrual loans, had the loans been current and performing in accordance with the original terms of their contracts, totaled approximately $222,000 and $337,000 for the years ended September 30, 2011 and 2010, respectively.

One of the primary methods used by the Company as an indicator of the credit quality of its residential and commercial purpose portfolios is the regulatory classification system. For the consumer portfolio segment, payment performance is the Company’s primary indicator of credit quality. The following table reflects the credit quality indicators by portfolio segment and class, as of September 30, 2011:

	Residential
		Home	Commercial
	Mortgage	Equity	Purpose
	(In thousands)

Pass	$54,389	$26,590	$16,896
Special Mention	1,493	193	4,374
Substandard	245	140	5,116
Doubtful	-	-	-
Loss	-	-	213
Total	$56,127	$26,923	$26,599

	Consumer
	Account
	Loans	Unsecured	Other
	(In thousands)

Performing	$47	$79	$107
Non-performing	-	-	-
Total	$47	$79	$107

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  4.  LOANS RECEIVABLE, NET (Cont’d)

Information about impaired loans, by portfolio segment and class as of September 30, 2011, is as follows:
				For the Year Ended
	As of September 30, 2011			September 30, 2011
		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
	(In thousands)

With no related allowance:
Residential
Mortgage	$-	$-	$-	$22	$-
Home equity	140	140	-	85	-
Commercial purpose	1,441	1,441	-	1,150	35
	1,581	1,581	-	1,257	35

With a related allowance:
Residential
Mortgage	-	-	-	300	-
Home equity	-	-	-	-	-
Commercial purpose	507	507	213	2,700	7
	507	507	213	3,000	7

Total:
Residential
Mortgage	-	-	-	322	-
Home equity	140	140	-	85	-
Commercial purpose	1,948	1,948	213	3,850	42
Total impaired	$2,088	$2,088	$213	$4,257	$42

As of September 30, 2010, impaired loans had outstanding balances of $5.1 million, with valuation allowances of $1.9 million. $4.3 million had associated valuation allowances of $1.9 million, while $769,000 in impaired loans had no valuation allowance. The average balance of impaired loans outstanding and income recognized on impaired loans for the year ended September 30, 2010 was $4.8 million and $26,000, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  4.  LOANS RECEIVABLE, NET (Cont’d)

An analysis of the allowance for loan losses and the related loans receivable at or for the year ended September 30, 2011, is as follows:

		Commercial
	Residential	Purpose	Consumer	Unallocated	Total
			(In thousands)
Allowance for loan losses:

Beginning balance	$484	$2,664	$18	$42	$3,208
Provision for loan losses	(161)	(35)	(15)	61	(150)
Charge-offs	(107)	(1,985)	-	-	(2,092)
Recoveries	-	338	-	-	338
Ending Balance	$216	$982	$3	$103	$1,304

Ending balance, allowance for
loan losses:

Loans individually evaluated
for impairment	$-	$213	$-	$-	$213
Loans collectively evaluated
for impairment	216	769	3	103	1,091
Total	$216	$982	$3	$103	$1,304

Related loan receivable balance:

Loans individually evaluated
for impairment	$140	$1,948	$-		$2,088
Loans collectively evaluated
for impairment	82,910	24,651	233		107,794
Total	$83,050	$26,599	$233		$109,882

  5. REAL ESTATE OWNED

	September 30,
	2011	2010

Real estate acquired in settlement of loans	$2,060,558	$1,135,410
Allowance for losses	(449,207)	(386,100)

	$1,611,351	$749,310
Activity in the allowance for losses is summarized as follows:

	Year Ended
	September 30,
	2011	2010

Balance - beginning	$386,100	$187,500
Provision for losses	309,236	482,385
Charge-offs	(246,129)	(283,785)

Balance - ending	$449,207	$386,100

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  5. REAL ESTATE OWNED (Cont’d)

Real estate owned expense is summarized as follows:
	Year Ended
	September 30,
	2011	2010

Provision for losses	$309,236	$482,385
Net loss on sale	819	15,847
Carrying costs, net of rental income	46,410	98,099

	$356,465	$596,331

  6. ACCRUED INTEREST RECEIVABLE
	September 30,
	2011	2010

Loans receivable	$360,697	$363,320
Mortgage-backed securities	71,049	88,878
Investment securities	83,676	51,633

	$515,422	$503,831

  7.  PREMISES AND EQUIPMENT

	September 30,
	2011	2010

Land	$1,423,262	$1,423,262
Buildings and improvements	2,823,756	2,819,385
Furniture, fixtures and equipment	1,178,469	1,150,138

	5,425,487	5,392,785

Less accumulated depreciation	2,266,767	2,168,861

	$3,158,720	$3,223,924
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

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  7.  PREMISES AND EQUIPMENT (Cont’d)

Future minimum rental payments for the Westampton office, which is leased, are as follows:
	September 30,
	2011	2010

2011	$-	$81,420
2012	81,420	81,420
2013	81,420	81,420
2014	81,420	81,420
2015	6,785	6,785

	$251,045	$332,465

Total rent expense for the years ended September 30, 2011 and 2010, including property taxes and common area maintenance, amounted to $102,000 and $102,000, respectively.

  8.  LOAN SERVICING

Loans serviced for others are not included in the accompanying consolidated statements of financial condition.  The unpaid principal balances of these loans are summarized as follows:

	September 30,
	2011	2010

Loan portfolios
serviced for:
FNMA	$12,678,230	$9,628,298
Other	2,093,115	2,226,950

	$14,771,345	$11,855,248

Custodial escrow balances maintained in connection with loan servicing totaled approximately $125,000 and $97,000, at September 30, 2011 and 2010, respectively.

  9.  DEPOSITS
	September 30,
	2011		2010
	Weighted		Weighted
	Average		Average
	Rate	Amount	Rate	Amount

Non-interest-bearing deposits	0.00%	$20,943,427	0.00%	$18,572,819
Interest-bearing checking accounts	0.23%	7,578,426	0.19%	7,034,127
Money market accounts	0.64%	27,137,727	0.83%	26,413,581
Savings accounts	0.13%	19,836,145	0.23%	18,246,608
Certificates of deposits	1.91%	63,723,107	2.17%	68,501,780

Total deposits	1.03%	$139,218,832	1.27%	$138,768,915

Deposit accounts with balances of $100,000 or more totaled approximately $46,589,000 and $44,396,000 at September 30, 2011 and 2010, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  9.  DEPOSITS (Cont’d)

Scheduled maturities of certificates of deposit are as follows:
	September 30,
	2011	2010
	(In thousands)

1 year or less	$38,793	$42,746
Over 1 year to 3 years	17,561	13,440
Over 3 years	7,369	12,316

	$63,723	$68,502

Interest expense on deposits is summarized as follows:
	Year Ended
	September 30,
	2011	2010

Interest-bearing checking accounts	$17,141	$13,831
Money market accounts	210,465	245,043
Savings accounts	36,592	53,356
Certificates of deposit	1,290,208	1,625,484

Total	$1,554,406	$1,937,714

10.  BORROWED FUNDS

The Company has available overnight borrowings with the Federal Home Loan Bank of New York ("FHLB") totaling 30% of assets at September 30, 2011 and 2010, subject to the terms and conditions of the lender’s overnight advance program. There were no overnight borrowings as of September 30, 2011. As of September 30, 2010, the Company had $3.0 million in overnight advances at a rate of .41%.

At September 30, 2011 and 2010, fixed rate advances have contractual maturities as follows:
	September 30, 2011		September 30, 2010
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate

Due by September 30,

2011	$-	-	$1,000,000	2.83%
2012	1,000,000	2.93%	1,000,000	2.93%
2013	3,000,000	3.23%	3,000,000	3.23%
2014	2,000,000	3.57%	2,000,000	3.57%

	$6,000,000	3.29%	$7,000,000	3.23%

At September 30, 2011 and 2010, the FHLB borrowings were secured by pledges of the Company’s investment in the capital stock of the FHLB totaling $545,300 and $745,500 and mortgage-backed and other securities with a carrying value of approximately $16.2 million and $17.4 million, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  INCOME TAXES

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was therefore, prior to September 30, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments.  Retained earnings, at September 30, 2011 and 2010, include approximately $306,000 of such bad debt, which, in accordance with ASC Topic 740, Income Taxes, is considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided.  If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are summarized as follows:

	Year Ended
	September 30,
	2011	2010

Current tax expense (benefit):
Federal	$(136,827)	$164,964
State	285	58,297

	(136,542)	223,261

Deferred tax expense (benefit):
Federal	333,928	(322,584)
State	57,016	(101,615)

	390,944	(424,199)

Total income tax expense (benefit)	$254,402	$(200,938)

The provision for income taxes differs from that computed at the federal statutory rate of 34% as follows:

	Year Ended
	September 30,
	2011	2010

Tax expense (benefit) at federal statutory rates	$235,946	$(144,819)

Increase in tax expense (benefit) resulting from:
State taxes, net of federal tax effect	37,819	(28,590)
Other items	(19,363)	(27,529)

	$254,402	$(200,938)

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  INCOME TAXES (Cont’d)

The following temporary differences gave rise to deferred tax assets and liabilities:
	September 30,
	2011	2010

Deferred tax assets:
Allowance for loan and REO losses	$545,226	$1,380,343
Net oeprating loss carryforward	508,786	-
Pension liabilities	342,282	327,694
Deferred compensation	229,680	179,576
Uncollected interest	17,426	152,580
Depreciation	134,096	121,129
Other, net	17,572	20,816

Total deferred tax assets	1,795,068	2,182,138

Deferred tax liabilities:
Net unrealized gain on securities available for sale	539,035	540,558
Deferred loan origination costs	85,178	82,352
Prepaid expenses	52,833	33,250

Total deferred tax liabilities	677,046	656,160

Net deferred tax asset included in other assets	$1,118,022	$1,525,978

The realizability of the deferred tax asset is dependent upon a variety of factors, including the generation of future taxable income.  The Company believes that it is more likely than not that the Company will realize the benefits of the deferred tax assets.  At September 30, 2011, the Company has federal and state net operating loss carryforwards of $1.2 million and $1.7 million, respectively, that expire in 2031.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company has approved lines of credit unused but accessible to borrowers totaling $13.0 million and $12.5 million, at September 30, 2011 and 2010, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  COMMITMENTS AND CONTINGENCIES (Cont’d)

At September 30, 2011 and 2010, the Company had $4.0 million and $5.2 million in outstanding commitments to fund loans. There were $1.1 million and $1.3 million in outstanding commitments to sell loans at September 30, 2011 and 2010, respectively. There were no outstanding commercial letters of credit or commitments to purchase or sell investment securities at September 30, 2011 or 2010.

The Bank also has, in the normal course of business, commitments for services and supplies.  Management does not anticipate any losses on any of these commitments.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of tangible and core capital (as defined in the regulations) to total assets and of total risk-based capital (as defined) to risk-weighted assets (as defined).  Management believes, as of September 30, 2011, that the Bank meets all capital adequacy requirements to which it is subject.

The following table presents a reconciliation of capital per GAAP and regulatory capital at the dates indicated (in thousands):

		September 30,
		2011	2010

GAAP capital		$14,831	$14,324
Add (subtract):	Unrealized gain on securities available for sale	(811)	(813)
	Disallowed deferred tax assets	(249)	-
	Adjustment to record funded status of pension	98	125

Core and tangible capital		13,869	13,636
Add: Allowable allowance for loan losses		1,091	1,250

Total risk-based capital		$14,960	$14,886

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  REGULATORY CAPITAL (Cont’d)

The Bank’s actual capital amounts and ratios are presented in the following table:

					To be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in thousands)

As of September 30, 2011
Tangible capital	$13,869	8.55%	$2,434	1.50%	$	N/A	-
Tier 1 (core) capital	13,869	8.55%	6,491	4.00%		8,113	5.00%
Risk-based capital:
Tier 1	13,869	14.40%	3,852	4.00%		5,778	6.00%
Total	14,960	15.53%	7,704	8.00%		9,630	10.00%

As of September 30, 2010
Tangible capital	$13,636	8.24%	$2,481	1.50%	$	N/A	-
Tier 1 (core) capital	13,636	8.24%	6,616	4.00%		8,270	5.00%
Risk-based capital:
Tier 1	13,636	13.65%	3,997	4.00%		5,995	6.00%
Total	14,886	14.90%	7,994	8.00%		9,992	10.00%

As of September 30, 2011, the Bank met all regulatory requirements for classification as a well-capitalized institution.

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

The employees' arrangement meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code.  Employees generally become eligible when they have attained age 21.  Each participant may elect to have his compensation reduced by up to the maximum amount allowed by law.  The reduction is contributed to the plan. No Company contribution was made in 2011 or 2010. All participants become 100% vested upon entering the plan.

Directors Consultation and Retirement Plan

The Company maintains a Directors Consultation and Retirement Plan ("DRP") to provide retirement benefits to directors of the Company who are not officers or employees ("Outside Directors").  Any director who has served as an Outside Director shall be a participant in the DRP, and payments under the DRP commence once the Outside Director retires as a director of the Company.  The DRP provides a retirement benefit based on the number of years of service to the Company.  Outside Directors who have completed not less than 12 years of service shall receive a

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BENEFIT PLANS (Cont’d)

Directors Consultation and Retirement Plan (Cont’d)

benefit equal to (50%) + 2.889% times the number of years of service in excess of 12, multiplied by the average monthly board fee in effect at the time of retirement.  The maximum benefit shall be 85% of such monthly board fee.  Benefits shall be paid for 120 months to the retired directors, a surviving spouse, or the director's estate.  The DRP is an unfunded nonqualified pension plan, which is not anticipated to ever hold assets for investment.  Any contributions made to the DRP will be used to immediately pay DRP benefits as they come due.

The Company follows the guidance of ASC Topic 715, Compensation - Retirement Benefits. Topic 715 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status through comprehensive income in the year in which the changes occur.

The following table summarizes changes in the DRP’s projected benefit obligation, assets and funded status:
	At or for the Year Ending
	September 30,
	2011	2010

Change in benefit obligation:

Benefit obligation at beginning of year	$820,466	$742,145
Service cost	20,224	23,352
Interest cost	41,544	42,672
Actuarial (gain) loss	(25,244)	12,297

Benefit obligation at end of year	856,990	820,466

Change in plan assets:

Market value of assets - beginning	-	-
Employer contributions	-	-
Annuity payments	-	-

Market value of assets - ending	-	-

Funded status and accrued plan cost
included in other liabilities at end of year	$(856,990)	$(820,466)

Amounts recognized in accumulated other comprehensive loss in the statements of financial condition:
	September 30,
	2011	2010

Net loss	$99,248	$131,688
Prior service cost	63,268	77,236

	$162,516	$208,924

Pension benefits expected to be paid for the fiscal years ending September 30 are $9,225 in 2012, $26,166 in 2013, $48,241 in 2014, $54,855 in 2015, $61,031 in 2016, and a total of $438,026 in 2017-2021.  These amounts are based on the same assumptions used to measure the benefit obligation at September 30, 2011 and include estimated future service.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BENEFIT PLANS (Cont’d)

Directors Consultation and Retirement Plan (Cont’d)

	Year Ended
	September 30,
	2011	2010
Components of net periodic benefit cost:
Service cost	$20,224	$23,352
Interest cost	41,544	42,672
Amortization of unrecognized loss	7,196	6,920
Amortization of unrecognized past service liability	13,968	21,224

Net periodic benefit cost included in
compensation and benefits expense	82,932	94,168

Changes in benefit obligation recognized in other
comprehensive (income) loss:
Net (gain) loss	(25,244)	12,297
Amortization of loss	(7,196)	(6,920)
Amortization of prior service cost	(13,968)	(21,224)

Benefit obligation recognized in other
comprehensive income	(46,408)	(15,847)

Total recognized in net periodic benefit cost
and other comprehensive (income) loss	$36,524	$78,321

For the year ended September 30, 2012, $2,100 of net loss and $13,968 of past service liability currently included in other comprehensive loss is expected to be recognized as a component of net periodic pension cost.

A discount rate of 5.125% and 5.75% was assumed in the plan valuation for the years ended September 30, 2011 and 2010, respectively, while a discount rate of 4.75% and 5.125% was used to determine the benefit obligation at September 30, 2011 and 2010, respectively. The rate of increase in future compensation levels was 4.5% for 2011 and 2010.

Stock Option Plan

The Company has stock option plans (“Plans”) which authorize the issuance of up to 168,746 shares upon the exercise of stock options that may be awarded to officers, directors, key employees, and other persons providing services to the Company.  Shares issued on the exercise of options may be authorized but unissued shares, treasury shares or shares acquired on the open market.  The options granted under the Plans constitute either Incentive Stock Options or Non-Incentive Stock Options.  The options are granted at an exercise price equal to the fair market value of the Company’s common stock on the date of grant and expire not more than 10 years after the date of grant.  At September 30, 2011, there were 16,434 shares remaining for future option awards.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BENEFIT PLANS (Cont’d)

Stock Option Plan (Cont’d)

The following table summarizes activity under the Plans for the years ended September 30, 2011 and 2010:

	Year Ended September 30,
	2011		2010
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Outstanding at beginning of period	103,242	$11.283	106,242	$11.323
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	(3,000)	12.725

Outstanding at end of period	103,242	$11.283	103,242	$11.283

Options exercisable at period end	103,242		103,242

The following table summarizes all stock options outstanding as of September 30, 2011, all of which are exercisable:

Weighted Average
Number	Exercise	Remaining
of Shares	Price	Contractual Life

54,642	$ 10.000	4.3 years
48,600	12.725	4.9 years

103,242	$ 11.283	4.6 years

No stock option expense was recorded in fiscal 2011 or 2010 because all options were fully vested.

Restricted Stock Plan

The Company has restricted stock plans (“Plans”) which provide for the award of shares of restricted stock to directors, officers and employees.  The Plans provide for the purchase of 67,496 shares of common stock in the open market to fund such awards.  All of the Common Stock to be purchased by the Plans is purchased at the fair market value on the date of purchase.  Awards under the Plans are made in recognition of expected future services to the Company by its directors, officers, and key employees responsible for implementation of the policies adopted by the Company’s Board of Directors and as a means of providing a further retention incentive.  Compensation expense on Plan shares is recognized over the vesting periods based on the market value of the stock on the date of grant.  Recipients of awards receive compensation payments equal to dividends paid prior to the date of vesting within 30 days of each dividend payment date.  As of September 30, 2011, there were 21,404 shares remaining for future awards.  Compensation expense for the Plans was approximately $14,000 and $18,000 for the years ended September 30, 2011 and 2010, respectively, resulting in a tax benefit of $6,000 and $7,000, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BENEFIT PLANS (Cont’d)

Restricted Stock Plan (Cont’d)

The following table summarizes changes in unvested shares:
	Year Ended September 30,
	2011		2010
		Weighted		Weighted
		Average		Average
	Number	Grant Date	Number	Grant Date
	of Shares	Fair Value	of Shares	Fair Value

Unvested share awards at
beginning of period	4,912	$7.665	8,431	$7.968
Granted	-	-	-	-
Vested	(2,116)	8.613	(2,518)	8.786
Forfeited	-	-	(1,001)	7.398

Unvested share awards at end of period	2,796	$6.948	4,912	$7.665

No shares were awarded during the years ended, September 30, 2011 or 2010. As of September 30, 2011, there is $10,000 of unrecognized Plan compensation expense, which will be recognized over a weighted average period of seven months.

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

The ESOP is accounted for in accordance with ASC Topic 718.  The ESOP shares pledged as collateral are reported as unallocated ESOP shares in the statements of financial condition.  As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations.  ESOP compensation expense was approximately $41,000 and $39,000 for the years ended September 30, 2011 and 2010, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BENEFIT PLANS (Cont’d)

Employee Stock Ownership Plan (Cont’d)

The ESOP shares are as follows:
	Year Ended
	September 30,
	2011	2010

Allocated shares	90,682	84,295
Unreleased shares	27,452	36,602

Total ESOP shares	118,134	120,897

Fair value of unreleased shares	$98,825	$151,898

Employment Agreements

The Bank has employment agreements (the “Agreements”) with its Chief Executive Officer and Chief Financial Officer, each for a one-year term subject to an annual extension for an additional year on each anniversary date.  Under the Agreements, their employment may be terminated by the Bank with or without “just cause” as defined in the Agreement.  If the Bank terminates their employment without just cause, they will be entitled to a continuation of salary from the date of termination through the remaining term of the Agreement, but in no event for a period of less than six months thereafter.  The Agreements also provide for payments in the event of termination of employment in connection with a change in control.  The Chief Executive Officer has provided notice of his retirement, effective November 1, 2011, at the end of his current one-year term.

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

Assets and liabilities measured at fair value on a recurring basis, segregated by fair value hierarchy level, are summarized as follows:
	Level 1	Level 2	Level 3	Total
	(In thousands)

September 30, 2011
Securities available for sale:
U.S. government and agency securities	$-	$19,175	$-	$19,175
Mortgage-backed securities	-	23,642	-	23,642

September 30, 2010
Securities available for sale:
U.S. government and agency securities	$-	$14,835	$-	$14,835
Mortgage-backed securities	-	25,758	-	25,758

Assets and liabilities measured at fair value on a non-recurring basis, segregated by fair value hierarchy level, are summarized below:

	Level 1	Level 2	Level 3	Total
	(In thousands)

September 30, 2011
Impaired loans	$-	$-	$293	$293
Real estate owned	-	-	1,611	1,611

September 30, 2010
Impaired loans	$-	$-	$2,400	$2,400
Real estate owned	-	-	749	749

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

Real estate owned represents properties that have been acquired in foreclosure or by deed-in-lieu of foreclosure. The assets are written down to fair value less estimated costs to sell at the time of foreclosure. Fair value is based on the appraised value, which may be adjusted based on management’s review and market conditions. Subsequent valuations are periodically performed and if the value has declined, an allowance would be established with a charge to operations.  Additional impairments on REO properties of approximately $309,000 and $482,000 were recorded for the years ended September 30, 2011 and 2010, respectively, as a provision for REO losses.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont’d)

B.  Fair Value Disclosures

The following methods and assumptions were used by the Company in estimating fair values of financial instruments at September 30, 2011 and 2010:

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

The carrying values and estimated fair values of financial instruments are as follows (in thousands):
	September 30, 2011		September 30, 2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial Assets

Cash and cash equivalents	$3,828	$3,828	$6,019	$6,019
Securities available for sale	42,818	42,818	40,593	40,593
Securities held to maturity	109	113	127	132
Loans receivable	108,616	112,976	111,967	118,333
Accrued interest receivable	515	515	504	504
FHLB stock	545	545	746	746

Financial Liabilities

Deposits	139,219	141,293	138,769	141,321
Borrowed funds	6,000	6,274	10,000	10,412

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

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.  SUPERVISORY AGREEMENT

On June 17, 2009, the Bank entered into a supervisory agreement with the Office of Thrift Supervision (“OTS”), the Bank’s primary federal regulator at that time, which restricts the Bank’s ability to engage in certain lending activities and requires the Bank to take various corrective actions.  As a result of the supervisory agreement, the Bank became subject to certain regulations, which limit future asset growth and increase the Bank’s supervisory expenses.

The supervisory agreement prohibits the Bank from making non-residential real estate loans, commercial loans, construction loans and loans secured by non-owner-occupied residential property (“investor loans”) or purchasing any loan participation without the prior written non-objection except for loans originated pursuant to legally binding commitments existing as of March 31, 2009, renewals or modifications of loans of $500,000 or less secured by properties in the Bank’s local lending area and originations of one-to-four family construction loans secured by property in the Bank’s local lending area under binding sale contracts to an owner-occupant with permanent financing.  The agreement further required the Bank to adopt a plan for reducing its concentrations in non-residential real estate loans, investor loans, participation loans and construction loans and for reducing criticized assets.  In addition, the Bank was also required to adopt a new loan loss allowance policy and correct loan underwriting and credit administration weakness cited in the most recent examination report.  Finally, the agreement prohibits the Bank from taking brokered deposits without prior regulatory approval.  The supervisory agreement will remain in effect until modified, suspended or terminated by the regulator.

As a result of the supervisory agreement, the Bank has also become subject to certain regulations that prohibit it from increasing its total assets during any quarter in excess of an amount equal to net interest credited on deposits for the quarter without regulatory approval.  The Bank will also be assessed at a higher rate for examinations and supervision as well as for federal deposit insurance.

17.  RECENT ACCOUNTING PRONOUNCEMENTS

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

In January, 2011 the FASB issued Accounting Standards Update (“ASU”) No. 2011-01, Receivables (Topic 310):  Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.  Under the effective date in ASU 2010-20, public-entity creditors would have provided disclosures about troubled debt restructurings for periods beginning on or after December 15, 2010. In 2011-01, the new disclosures were anticipated to be effective for interim and annual periods ending after June 15, 2011.  ASU 2011-01 does not defer the effective date of the other disclosure requirements of ASU 2010-20.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  RECENT ACCOUNTING PRONOUNCEMENTS (Cont’d)

In April, 2011, the FASB issued ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring.  This update provides additional guidance to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring.  It also provides for disclosure of previously deferred information for interim and annual periods beginning on or after June 15, 2011.

In May, 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  The amendments in this update result in common fair value measurement and disclosure requirements in U.S. Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”) and change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, it is not intended for the amendments to result in a change in the application of the requirements in Topic 820.  Some of the amendments clarify the intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The amendments are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011.

ROEBLING FINANCIAL CORP, INC.
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
John J. Ferry, Chairman of the Board of Directors
President, John J. Ferry Enterprises, Inc.
John A. LaVecchia, Director and Vice Chairman
Senior Consultant, Springfield Hyundai
Janice A. Summers, Acting President,  Chief Operating Officer and
Chief Financial Officer
Mark V. Dimon, Director and Treasurer
Entrepreneur
Joan K. Geary, Director and Secretary
President, Keating Realty Company
George N. Nyikita, Director
Manager of Corporate Development, Pennoni Associates
Robert R. Semptimphelter, Sr., Director
Principal, Farnsworth & Semptimphelter, LLC

ROEBLING BANK OFFICERS

Janice A. Summers, Acting President, COO and CFO
Catherine Pietropaolo, Senior Vice President and Chief Credit Officer
R. Scott Horner, Vice President of Operations
Bonnie L. Horner, Vice President, Consumer Lending
Joel L. Fellman, Vice President, Loan Operations Manager
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

Our Annual Report for the year ended September 30, 2011 as filed with the Securities & Exchange Commission on Form 10-K, including exhibits, is available without charge upon written request.  For a copy of the Form 10-K, please contact Janice A. Summers at our Corporate Office.  The Annual Meeting of Stockholders will be held on January 23, 2012 at 9:30 a.m. at the Burlington County Institute of Technology, 695 Woodlane Road, Westampton, NJ.